D&B

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2011 Annual Report

Notice of 2012 Annual Meeting and Proxy Statement

About Dun & Bradstreet® (D&B)

Dun & Bradstreet (NYSE:DNB) is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for 170 years. Our global commercial database as of December 31, 2011 contained more than 205 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which transforms commercial data into valuable insight. This insight is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to provide services to enhance customers' marketing databases to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients by enabling business professionals to research companies, executives and industries. For more information, please visit www.dnb.com.

Financial Highlights

(in millions, except per share amounts)	Years Ended December 31, 2011	2010	2009	2008	2007
Results of Operations[1,2]					
Core Revenue	$1,758.5	$1,643.7	$1,594.8	$1,596.9	$1,464.4
Operating Income	$ 500.1	$ 480.8	$ 490.6	$ 501.1	$ 451.5
Net Income Attributable to Dun & Bradstreet[3]	$ 308.6	$ 286.3	$ 288.7	$ 292.5	$ 271.9
Free Cash Flow	$ 251.9	$ 249.2	$ 296.2	$ 351.9	$ 304.5
Per Share Data[1,2]					
Basic Earnings Per Share of Common Stock[3]	$ 6.30	$ 5.71	$ 5.48	$ 5.34	$ 4.64
Diluted Earnings Per Share of Common Stock[3]	$ 6.25	$ 5.66	$ 5.42	$ 5.25	$ 4.54
Weighted Average Number of Shares Outstanding - Basic	48.9	49.9	52.3	54.4	58.3
Weighted Average Number of Shares Outstanding - Diluted	49.3	50.4	52.9	55.3	59.6

[1] See "How We Manage Our Business" and "Results of Operations" of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the attached Form 10-K for the year ended December 31, 2011, for a discussion of why the Company uses non-GAAP financial measures.

[2] Results for the years ended December 31, 2008 and previous years have been adjusted to reflect the sale of our Italian real estate business and the classification of that business as discontinued operations.

[3] On a continuing operations basis

D&B
Decide with Confidence

March 27, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation on Wednesday, May 9, 2012, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey.

The Notice of Annual Meeting and Proxy Statement accompanying this letter more fully describes the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the year ended December 31, 2011 is also attached.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission we are once again providing to our shareholders access to our proxy materials over the Internet. We continue to believe that this e-proxy process allows us to provide our shareholders with the information they need while lowering printing and mailing costs, reducing the environmental impact of our Annual Meeting and more efficiently complying with our obligations under the securities laws. On or about March 27, 2012, we mailed to our beneficial shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2012 Proxy Statement and Annual Report and vote online. Registered shareholders will be furnished a printed copy of the 2012 Proxy Statement and Annual Report by mail.

Whether or not you plan to attend the meeting, your vote is important. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet. Shareholders who received a paper copy of the 2012 Proxy Statement and Annual Report by mail may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. If your shares are held in the name of a bank, broker or other holder of record, check your proxy card to see which of these options is available to you.

On behalf of our Board of Directors, thank you for your continued support of D&B.

Sincerely,

Sara Mathew
Chairman and Chief Executive Officer

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Decide with Confidence

Notice of 2012 Annual Meeting of Shareholders

The 2012 Annual Meeting of Shareholders of The Dun & Bradstreet Corporation will be held on Wednesday, May 9, 2012, at 8:00 a.m. at The Hilton Short Hills, 41 JFK Parkway, Short Hills, New Jersey. The purpose of the meeting is to:

1. Elect nine directors to the Board of Directors, each to serve for a one-year term;
2. Ratify the appointment of our independent registered public accounting firm for 2012;
3. Obtain advisory approval of our executive compensation (Say on Pay);
4. Approve amendments to our certificate of incorporation and by-laws to permit shareholders to call special meetings; and
5. Transact such other business as may properly come before the meeting. We know of no other business to be brought before the meeting at this time.

Only shareholders of record at the close of business on March 13, 2012, will be entitled to vote at the meeting.

By Order of the Board of Directors,

Christie A. Hill
Senior Vice President, General Counsel and Corporate Secretary

Dated: March 27, 2012

YOUR VOTE IS IMPORTANT

To assure your representation at the Annual Meeting, you are requested to vote your shares as promptly as possible. In addition to voting in person, shareholders of record may vote via a toll-free telephone number or over the Internet as instructed in these materials. If you received the proxy statement by mail, you may also vote by completing, signing and mailing the enclosed proxy card promptly in the return envelope provided. Please note that if your shares are held by a broker, bank or other holder of record and you wish to vote at the meeting, you must obtain a legal proxy from that record holder.

Please note that with the exception of Proposal No. 2, brokers may not vote your shares in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

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TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors of The Dun & Bradstreet Corporation is soliciting your proxy for use at the Annual Meeting of Shareholders to be held on May 9, 2012. On or about March 27, 2012, we mailed to our beneficial holders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials on the Internet, and we mailed to our registered shareholders a printed copy of the proxy materials. Our principal executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078-2708, and our main telephone number is 973-921-5500. D&B is listed on the New York Stock Exchange, or NYSE, with the ticker symbol DNB.

Notice of Internet Availability of Proxy Materials

In accordance with the notice and access rule adopted by the U.S. Securities and Exchange Commission, or SEC, we are making the proxy materials available to all of our shareholders on the Internet and our beneficial holders will receive a Notice of Internet Availability of Proxy Materials, or Notice, containing instructions on how to access our proxy materials and how to vote on the Internet and by telephone. We are mailing to our registered shareholders a printed copy of our proxy materials. If you received a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice.

Annual Meeting Admission

To attend the Annual Meeting, you will need an admission ticket or other evidence of stock ownership as of the record date, which is March 13, 2012. Only shareholders as of the record date will be entitled to attend the meeting.

Registered shareholders. If you are a registered shareholder and you plan to attend the Annual Meeting in person, please bring your admission ticket attached to the proxy card or other evidence of stock ownership as of the record date.

Beneficial holders. If your shares are held in the name of a bank, broker or other holder of record (in "street name") and you plan to attend the Annual Meeting in person, please bring your Notice or other evidence of stock ownership as of the record date. You may also obtain an admission ticket in advance of the meeting by sending a written request, along with evidence of stock ownership as of the record date, such as a bank or brokerage account statement, to our Corporate Secretary at the address of our principal executive offices noted above. Please make such requests at least two weeks in advance of the Annual Meeting so that we may be able to accommodate your request.

Who Can Vote

Only shareholders of record at the close of business on March 13, 2012 are eligible to vote at the meeting. As of the close of business on that date, there were 47,852,292 shares of our common stock outstanding.

How to Vote

In addition to voting in person at the meeting, shareholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or, for shareholders who received a printed copy of the proxy materials, by mailing a completed and signed proxy card. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting by telephone or the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

A proxy that is signed and returned by a shareholder of record without specifications marked in the instruction boxes will be voted in accordance with the recommendations of the Board of Directors, as outlined in this proxy statement. If any other proposals are properly brought before the meeting and submitted to a vote, all proxies will be voted on those other proposals in accordance with the judgment of the persons voting the proxies.

Specific voting instructions are set forth below and can also be found on the Notice and on the proxy card. If you received more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice and proxy card to ensure that all of your shares are voted.

Registered Shareholders

Vote by Telephone. Registered shareholders can vote by calling toll-free at 800-690-6903. Voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote on the Internet. Registered shareholders can vote on the Internet at the website *www.proxyvote.com*. As with telephone voting, you can confirm that your instructions have been properly recorded.

Vote by Mail. Registered shareholders can vote by mail by simply indicating your response on your proxy card, dating and signing it, and returning your proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to The Dun & Bradstreet Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Holders

If your shares are held in street name, the Notice mailed to you from the organization that is the record owner of your shares contains instructions on how to vote your shares. Beneficial holders that received a printed copy of the proxy materials may complete and mail the proxy card or may vote by telephone or over the Internet as instructed in the proxy card by the organization that is the record owner of your shares. For a beneficial holder to vote in person at the Annual Meeting, you must obtain a legal proxy from the record owner.

Revocation of Proxies

A shareholder of record may revoke a proxy at any time before the vote is taken at the Annual Meeting by sending written notice of the revocation to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708, by submitting another proxy that is properly signed and bears a later date, or by voting in person at the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with their instructions.

Voting Shares in the D&B Plans

If you are a current or former D&B employee who currently holds D&B shares in your name in the D&B Common Stock Fund of The Dun & Bradstreet Corporation 401(k) Plan, referred to as the 401(k) Plan, or a current or former Moody's Corporation employee who holds D&B shares in your name in the Moody's Corporation Profit Participation Plan, referred to as the PPP, you are entitled to give voting instructions for the shares held in your account. If you receive a printed copy of the proxy materials by mail, you will receive only one proxy card for all of the D&B shares you hold in the 401(k) Plan and PPP. Your proxy card will serve as a voting instruction card for the plans' trustees.

However, most active employees who have shares in these plans will receive an e-mail containing instructions on how to access our proxy materials and how to vote such shares on the Internet.

If you do not vote your shares or specify your voting instructions on your proxy card, the applicable plan's trustee will vote your shares in the same proportion as the shares for which voting instructions have been received from other participants of the 401(k) Plan and PPP, except as otherwise required by law. To allow sufficient time for voting by the trustee of each plan, your voting instructions must be received by the applicable trustee by May 4, 2012.

If you are a current or former D&B employee who currently holds D&B shares in the D&B Employee Stock Purchase Plan, or ESPP, you are considered a beneficial holder as described above and should follow the voting instructions provided in the Notice sent to you by the ESPP plan administrator.

List of Shareholders

The names of registered shareholders of record entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting and, for ten days prior to the meeting, at the office of our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Householding Information

We have adopted a procedure approved by the SEC called householding. Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Proxy Statement and Annual Report, unless one or more of the shareholders at that address notifies us that they wish to continue receiving individual copies. We believe this procedure provides greater convenience to our shareholders and saves money by reducing our printing and mailing costs and fees.

If you and other shareholders of record with whom you share an address and last name currently receive multiple copies of our Proxy Statement and Annual Report and would like to participate in our householding program, please contact Broadridge Financial Solutions, or Broadridge, by calling toll-free at 800-542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you participate in householding and wish to revoke your consent and receive separate copies of our Proxy Statement and Annual Report, please contact Broadridge as described above.

A number of brokerage firms have instituted householding. If you hold your shares in street name, please contact your bank, broker or other holder of record to request information about householding.

Proxy Solicitation

Our directors, officers and employees may solicit proxies on our behalf by communicating with shareholders personally or by telephone, facsimile, e-mail, mail or other forms of social media. We have also retained the firm of Morrow & Co., LLC, 470 West Ave., Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee estimated at $8,500 plus expenses. We will pay all expenses related to such solicitations of proxies. D&B and Morrow & Co. will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse them for reasonable out-of-pocket expenses.

Quorum and Voting Requirements

Our by-laws provide that a majority of the shares issued, outstanding and entitled to vote, whether present in person or represented by proxy, constitute a quorum at meetings of shareholders.

Abstentions and broker non-votes are counted for purposes of establishing a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker has not received instructions from the beneficial owner and does not have discretionary voting power for that particular matter. Brokers are permitted by the NYSE to vote shares without instructions from beneficial owners on routine matters, which includes only Proposal No. 2 (ratification of the appointment of our independent registered public accounting firm for 2012), as discussed below.

This means that for all proposals except Proposal No. 2, brokers may not vote your shares in the absence of your specific instructions as to how to vote. Please return your proxy card so your vote can be counted.

Election of directors (Proposal No. 1) shall be determined by a majority of the voting power present in person or represented by proxy and entitled to vote on the matter. *For purposes of this proposal, a majority of the voting power present means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.* As a result, shares present in person at the meeting that are not voted for a nominee, shares present by proxy for which the shareholder has abstained from voting for a nominee and shares not voted for a nominee as a result of broker non-votes will not be counted as voting for or against that nominee's achievement of a majority. If a current director is not re-elected, the director shall offer to tender his or her resignation to the Board of Directors. The Board Affairs Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision.

Ratification of the appointment of our independent registered public accounting firm for 2012 (Proposal No. 2), advisory approval of our executive compensation (Say on Pay) (Proposal No. 3), and approval of amendments to our certificate of incorporation and by-laws to permit shareholders to call special meetings (Proposal No. 4), shall each be determined by the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote on the applicable matter. As a result, shares present in person at the meeting that are not voted for any such matter, shares present by proxy for which the shareholder has abstained from voting for any such matter and broker non-votes, if any, with respect to any such matter will not be counted toward each such matter's achievement of a majority.

Shareholder Account Maintenance

Our transfer agent is Computershare Shareowner Services LLC, or Computershare. All communications concerning accounts of registered shareholders, including address changes, name changes, inquiries as to requirements to transfer shares of our common stock and similar issues, can be handled by contacting Computershare using one of the following methods:

- toll-free at 866-283-6792 for U.S. and Canada holders (International holders dial 201-680-6578; hearing-impaired holders dial 800-231-5469);
- at the following website *www.bnymellon.com/shareowner/isd*; or
- by writing to Computershare Shareowner Services LLC, P.O. Box 358015, Pittsburgh, Pennsylvania 15252.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors currently consists of ten members, all of whom are independent except for our Chairman of the Board and Chief Executive Officer, or Chairman and CEO, Sara Mathew. The objective of our Board of Directors is to conduct our business activities so as to enhance shareholder value. Our Board of Directors believes that good corporate governance practices support successful business performance and thus the creation of shareholder value. To institutionalize the Board's view of governance, our Board has adopted Corporate Governance Principles. These principles, which were last reviewed in October 2011, cover Board composition and performance (*e.g.*, director independence, qualifications of directors, outside directorships and committee service, selection of director nominees, director orientation and continuing education), the relationship of the Board with senior management (*e.g.*, attendance of non-directors at Board meetings and Board access to senior leadership), Board meetings, Board committee review and management review.

The Board has four standing committees: the Audit Committee, the Board Affairs Committee, the Compensation & Benefits Committee and the Innovation & Technology Committee. Each Board committee has its own charter setting forth its purpose and responsibilities, including, where applicable, those required by the NYSE listing standards. Each of the committees and their charters are described in more detail below.

Our Corporate Governance Principles and the charters of each of our committees of the Board of Directors are available in the Investor Relations section of our website (*http://investor.dnb.com*) and are also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

Leadership Structure of the Board. Our Board is currently led by our Chairman and CEO, Sara Mathew. D&B's Board of Directors does not have a policy on whether the roles of Chairman of the Board and CEO should be separate; however, these positions have historically been held by the same person. The Board Affairs Committee of the Board of Directors regularly evaluates governance trends and issues and reports its conclusions to the Board. Specifically, it evaluated the roles of Chairman of the Board and CEO in December 2011 and concluded that having a single Chairman and CEO is appropriate for D&B.

Our Board believes that its leadership structure is effective in providing independent oversight of management, including with respect to one of the Board's primary functions—enhancing shareholder value. The Chairman of the Board has neither a greater nor lesser vote on matters considered by the Board than any other director. All of our directors are bound by fiduciary obligations, imposed by law, to serve the best interests of our shareholders. Additionally, our Board believes that there are certain efficiencies inherent in having the CEO (who is the person responsible for the day-to-day operations and strategy of the Company) chair the Board of Directors, such as ensuring efficiency and clarity in decision making and ensuring key business issues are brought to the Board's attention.

Our Board of Directors acknowledges that independent Board leadership is important. Accordingly, the Company's Corporate Governance Principles provide for an independent Lead Director to be designated by the Board from time to time. Christopher J. Coughlin currently serves as our Lead Director.

The Lead Director (i) presides over the non-management executive sessions of the Board of Directors, (ii) collects feedback from the Board meetings and provides it to the CEO, (iii) may call a meeting of the non-management directors at any time, (iv) leads the annual CEO evaluation process, and (v) performs such other responsibilities as the Board may from time to time delegate to assist the Board in performing its responsibilities. The Lead Director is appointed to a term of three years, with no limit on the number of terms the Lead Director may serve, either in succession or in the aggregate. We believe a term of three years provides an opportunity, if appropriate in the discretion of the Board, for rotation of the Lead Director position among the directors. Mr. Coughlin has served as Lead Director since August 2010 and more information relating to Mr. Coughlin's role as Lead Director can be found under the "Board Meetings" section of this proxy statement.

In addition, our Board and committee composition promotes independence and protects against too much power being placed with the Chairman and CEO. All of the Board committees are comprised entirely of independent directors as determined under criteria established by the SEC and NYSE for the applicable committees and as set forth in our Corporate Governance Principles. As a result of this structure, independent directors oversee such critical matters as the integrity of the Company's financial statements, the compensation of executive management (including the CEO), the direction of the Company's innovation and technology strategy, the selection and evaluation of directors and the development and implementation of the Company's corporate governance policies and structures. In addition, nine of the ten members of our Board (with the exception of our Chairman and CEO) are independent under the foregoing standards. Our Board believes that its leadership structure enhances the Board's ability to provide insight and direction to management on important strategic initiatives and, at the same time, ensures that the appropriate level of independent oversight is applied to all Board decisions.

The Board's Role in Risk Oversight. The Board provides oversight of risk by directly reviewing strategic risks, as noted below, by delegating matters to, and using the expertise of, certain of its committees and by receiving reports from such committees. Specifically, the Board has delegated to the Audit Committee, the Innovation & Technology Committee, or I&TC, the Compensation & Benefits Committee, or C&BC, and the Board Affairs Committee responsibilities related to risk oversight as described herein.

The Audit Committee is charged with discussing with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. In addition, the Audit Committee oversees, and reviews with the internal auditors and management, the Company's enterprise risk management annual process, including the prioritization of the identified risks and management's mitigation plans. As part of the enterprise risk management annual process to identify and prioritize risks to the Company, management uses the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, which analyzes enterprise risks from the standpoint of a company's strategic, operational, compliance and financial reporting objectives. As noted above, "strategic risks" are discussed with and managed by the entire Board of Directors. The remaining categories of risk are overseen by the Audit Committee, the I&TC, the C&BC or the Board Affairs Committee, depending upon the nature of the risk.

Particular members of management report both internally and to the Audit Committee as follows:

- The Leader of Internal Audit and Enterprise Risk Management reports both to the Chief Financial Officer and the Chair of the Audit Committee. The Audit Committee reviews and discusses with the Leader of Internal Audit and Enterprise Risk Management the Company's internal system of audit and financial controls, internal audit plans, and the periodic report of audit activities.

- The Principal Accounting Officer reports to the Chief Financial Officer and discusses financial controls with the Audit Committee in his capacity as leader of our Sarbanes-Oxley controls. On a quarterly basis, the Principal Accounting Officer reviews progress on the testing and mitigation of any identified risks with the Audit Committee.
- The Chief Compliance Officer reports to the General Counsel and provides updates (at least quarterly) to the Audit Committee on compliance risks and controls.

In addition, at least quarterly, the Audit Committee meets in private session separately with the Leader of Internal Audit and Enterprise Risk Management, the Principal Accounting Officer, the Chief Financial Officer and the Chief Compliance Officer.

The I&TC reviews with management the commercial risks of the Company's technology infrastructure and platforms, including marketplace and financial risk. For example, management reviews with the I&TC the progress of the implementation of our current strategic technology investment which we announced in February 2010, referred to as "MaxCV" for Maximizing Customer Value.

The C&BC reviews with management the compensation policies and practices of the Company, including those applicable to non-executive officers, to determine the extent to which risks arising from the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The compensation-related risk analysis considers the major components of compensation at the Company (base salary, cash incentives and equity-based compensation) and how each component may impact risk-taking activity by employees, including how the policies may engender activities that could impact the Company's brand and financial results. The analysis is prepared by management and reviewed and agreed upon by an interdisciplinary management team comprised of senior leaders from finance, internal audit and risk management, sales operations, legal, human resources and compensation. In addition, the Company's third party executive compensation consultant, Meridian Compensation Partners, as well as the Company's external legal counsel, reviewed and provided feedback on the analysis. Based on this analysis, the C&BC agreed with management that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Periodically, the Board Affairs Committee reviews the Company's policies and programs related to (i) political actions and legislative affairs which could impact our business, (ii) employee health and safety requirements, including the number and nature of claims made against the Company, and (iii) equal employment opportunity requirements, including filing requirements and monitoring the number of claims made.

Each of the Audit Committee, I&TC, C&BC and Board Affairs Committee periodically reports to the Board of Directors on any such matters under review, as appropriate.

Independence of the Board and Committees

Our Corporate Governance Principles require that at least two-thirds of the Board meet the criteria for independence established by the NYSE and applicable laws. After considering all relevant facts and circumstances, our Board has determined that each of its members except, as noted above, Sara Mathew, our Chairman and CEO, is independent under the NYSE listing standards and applicable laws. Our Board has also determined that each member of each of the Audit Committee, the Board Affairs Committee, the C&BC and the I&TC is independent under the NYSE listing standards and applicable laws (we note that I&TC member independence is not technically required because it is not a NYSE required committee).

Pursuant to NYSE rules, a director is not independent if the director is, or has been within the last three years, an employee of the Company. In addition, for a director to be considered independent, the Board must affirmatively determine that the director has no material relationship with us (either directly or indirectly, such as a partner, shareholder or officer of an organization that has a relationship with the Company). Our Corporate Governance Principles set forth categorical standards to assist the Board in determining what constitutes a material relationship with the Company. Generally, under these categorical standards, the following relationships are deemed *not* to be material:

- the director is the beneficial owner of less than five percent of our outstanding equity interests;
- the director is an officer or other employee of an entity, or his or her immediate family member is an executive officer (as defined in Section 303A.02 of the NYSE listing standards) of an entity that, in either case, has received payments from us for property or services or has made payments to us for property or services and the amount of such payments in each of the last three fiscal years is less than the greater of (i) $1 million, or (ii) 2% of the entity's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v));
- the director is a director or officer of an entity that is indebted to us, or to which we are indebted, and the total amount of indebtedness is less than 2% of the total consolidated assets of such entity as of the end of the previous fiscal year;
- the director, or any entity in which the director is an equity owner, director, officer or other employee, has obtained products or services from us on terms generally available to our customers for such products or services; or
- the director is an officer, trustee, director or is otherwise affiliated with a tax-exempt organization and we made, within the preceding three fiscal years, contributions in any fiscal year that were less than the greater of (i) $1 million, or (ii) 2% of the tax-exempt organization's consolidated gross revenues (as such term is construed by the NYSE for purposes of Section 303A.02(b)(v)), based upon the tax-exempt organization's latest publicly available information.

The Board retains the sole right to interpret and apply the foregoing standards in determining the materiality of any relationship. Also, in determining the independence of our directors, the Board considers the tenure of each director.

Board Meetings

Our Board held 12 meetings in 2011, with no director attending fewer than 75% of the aggregate number of meetings of the Board and of the committees of the Board on which he or she served.

The Chairman of the Board drafts the agenda for each Board meeting and distributes it to the Board in advance of each meeting. Each Board member is encouraged to suggest items for inclusion on the agenda.

Information and data that are important to the Board's understanding of the business and of scheduled agenda items are distributed sufficiently in advance of each Board meeting to give the directors a reasonable opportunity for review. Generally, directors receive Board materials no fewer than three days in advance of a meeting.

Our non-management directors meet in regularly scheduled executive sessions without members of management. Our Lead Director, Christopher J. Coughlin, presides over executive sessions of the Board. In the event of Mr. Coughlin's absence from any executive session, the Chairman of the Board will designate a substitute Lead Director. Mr. Coughlin has served as the Lead Director since August 2010. The non-management directors held six executive sessions of the Board in 2011. More information relating to Mr. Coughlin's responsibilities as Lead Director can be found under the "Leadership Structure of the Board" section of this proxy statement.

Committees and Meetings

The table below provides the current membership information and number of meetings for each of the Audit Committee, Board Affairs Committee, Compensation & Benefits Committee and Innovation & Technology Committee.

Name	Audit	Board Affairs	Compensation & Benefits	Innovation & Technology
Christopher J. Coughlin (*Lead Director*)	X		X	
Austin A. Adams	X			X
John W. Alden		X*	X	
James N. Fernandez	X*	X		
Douglas A. Kehring (1)				
Sandra E. Peterson		X		X*
Michael R. Quinlan		X	X*	
Naomi O. Seligman	X			X
Michael J. Winkler			X	X
Committee Meetings held in 2011	7	4	5	3

* Committee Chair
(1) Mr. Kehring was appointed to the Board on August 3, 2011 and therefore did not serve on any committees in 2011.

The Audit Committee. Under the terms of its charter, the Audit Committee's primary function is to appoint annually the independent registered public accounting firm and to assist the Board in the oversight of: (1) the integrity of our financial statements, (2) the independent registered public accounting firm's qualifications and independence, (3) the performance of our internal audit function and independent registered public accounting firm, and (4) our compliance with legal and regulatory requirements. A copy of the Audit Committee's charter can be found in the Investor Relations section of our website (*http://investor.dnb.com*). The Report of the Audit Committee can be found under the "Audit Committee Information" section of this proxy statement.

Our Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as required by the NYSE listing standards.

Our Board has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an "audit committee financial expert" as that term has been defined by the rules of the SEC and have "accounting or related financial management expertise" within the meaning of the NYSE listing standards.

The Board Affairs Committee. Under the terms of its charter, the Board Affairs Committee's primary responsibilities include: (1) identifying individuals qualified to become Board members, (2) recommending candidates to fill Board vacancies and newly created director positions, (3) recommending whether incumbent directors should be nominated for reelection to the Board upon expiration of their terms, (4) developing and recommending to the Board a set of corporate governance principles applicable to the Board and our employees, and (5) overseeing the evaluation of the Board. A copy of the Board Affairs Committee charter can be found in the Investor Relations section of our website (*http://investor.dnb.com*).

In accordance with our Corporate Governance Principles and the Board Affairs Committee charter, the Board Affairs Committee oversees the entire process of selection and nomination of Board nominees, including screening candidates for directorships in accordance with the Board-approved criteria described below. The Committee, with input from the Chairman of the Board, will identify individuals believed to be qualified to become Board members. The Committee solicits candidates from its current directors and, if deemed appropriate, retains for a fee, a third party search firm to identify and help evaluate candidates. The Committee will recommend candidates to the Board to fill new or vacant positions based on such factors as it deems appropriate, including independence, potential conflicts of interest (including any affiliation with an entity that competes or appears to compete with the Company), professional experience, personal character, integrity, diversity, outside commitments (*e.g.*, service on other Boards) and particular areas of expertise—all within the context of the needs of the Board. The Committee does not use a formula for these factors, including diversity, but instead applies its judgment based on the needs of the Company.

The Board Affairs Committee will also consider director nominees recommended by our shareholders. Any shareholder wishing to propose a future nominee for consideration by the Board Affairs Committee may nominate persons for election to the Board of Directors if such shareholder complies with the notice procedures set forth in our by-laws and summarized under the "Shareholder Proposals for the 2013 Annual Meeting" section of this proxy statement. The Committee uses the same criteria described above to evaluate nominees recommended by our shareholders.

No individuals were proposed for nomination by any shareholders in connection with this proxy statement or the 2012 Annual Meeting of Shareholders.

The Compensation & Benefits Committee. Under the terms of its charter, the primary function of the C&BC is to discharge the Board's responsibilities relating to compensation of our Chairman and CEO and our other executive officers. Among other things, the C&BC: (1) evaluates the CEO's performance and reviews with the CEO the performance of other executive officers, (2) establishes and administers our policies, programs and procedures for compensating our executive officers, (3) has oversight responsibility for the administration of our employee benefit plans, (4) oversees the evaluation of management, including CEO succession planning and management development, and (5) reviews the non-employee director compensation program, recommending any changes to the Board of Directors for approval. The C&BC may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable plans (including employee benefits plans subject to ERISA), laws or regulations (including NYSE listing standards), to any other body, individual or management. A copy of the C&BC charter can be found in the Investor Relations section of our website (*http://investor.dnb.com*).

The C&BC has appointed the following committees comprised of employees of the Company to perform certain settlor, fiduciary and administrative responsibilities for our employee benefit plans:

- The Plan Benefits Committee, which severally with the C&BC has settlor powers with respect to employee benefit plan design changes, except that the Plan Benefits Committee cannot take any action with respect to an employee benefit plan or create or terminate an employee benefit plan if it would result in an annual financial impact to the Company of greater than $1 million. In addition, the Plan Benefits Committee does not have any fiduciary responsibilities, which are solely within the province of the Qualified Plan Investment Committee and the Plan Administration Committee;

- The Qualified Plan Investment Committee, which severally with the C&BC has certain fiduciary and administrative powers under the employee benefit plans with respect to the plans' investments and the financial performance of the plans' assets; and

- The Plan Administration Committee, which severally with the C&BC has fiduciary and administrative powers under the employee benefit plans to implement and maintain the administrative and claims procedures for the plans.

The C&BC may also delegate to our CEO the authority to make limited grants under our equity compensation plans to non-executive officers. A detailed description of our processes and procedures for the determination of compensation for our executive officers and directors, including the role of the C&BC, our independent compensation consultant and our Chairman and CEO in determining or recommending the amount or form of compensation, is included in the "Compensation Discussion & Analysis" section of this proxy statement.

The C&BC has retained the services of an independent third party compensation consultant. The mandate to the consultant is to work for the C&BC in connection with its review of executive and non-employee director compensation practices, including the competitiveness of executive pay levels, executive incentive design issues, market trends in executive compensation, and technical considerations. The nature and scope of services rendered by the consultant on the C&BC's behalf is described below:

- Competitive market pay analyses for executive positions, proxy data studies, Board of Director pay studies, dilution analyses, and market trends in executive and non-employee director compensation;

- Pay for performance analyses and commentary on risk in the Company's executive pay programs;

- Ongoing support with regard to the latest relevant regulatory, governance, technical, and/or financial considerations impacting executive compensation and benefit programs;

- Assistance with the design of executive compensation or benefit programs, as needed; and

- Preparation for and attendance at selected management, C&BC or Board meetings.

The Company's third party executive compensation consultant is Meridian Compensation Partners, or Meridian. Meridian's services to the Company are limited exclusively to executive and director compensation consulting. The C&BC evaluates the compensation consultant and its independence each year as part of its self-assessment and has the final authority to hire and terminate the consultant. In considering Meridian's independence, the C&BC reviewed such factors as services provided by and fees paid to Meridian, Meridian's relationships with members of the C&BC, Meridian's policies on conflict of interest, and ownership of Company stock by Meridian. Based on a review of these factors, the C&BC has confirmed that no conflicts of interest exist with its consultant.

The Innovation & Technology Committee. Under the terms of its charter, the primary function of the I&TC is to review our approach to information technology and innovation, including: (1) reviewing the information technology platforms required to enable customer centric innovation, cost effective organic growth and competitive advantage with respect to M&A opportunities, (2) reviewing the process and approach required to drive product innovation such as customer research, design and product development to enable customer success, (3) advising the innovation and technology senior management team as may be needed in connection with the Committee's duties and responsibilities outlined above, and (4) assisting the Board of Directors in fulfilling its oversight responsibilities regarding the Company's information technology and innovation. In addition, the I&TC reviews with management the commercial risks of the Company's technology infrastructure and platforms, including marketplace and financial risks, and plays a critical role in overseeing MaxCV. The I&TC may also delegate all or a portion of its duties and responsibilities to a subcommittee or, to the extent otherwise permitted by applicable laws or regulations, to any other body, individual or management. A copy of the I&TC charter can be found in the Investor Relations section of our website (*http://investor.dnb.com*).

Communications with the Board and Audit Committee

We have a process in place that permits shareholders and other interested persons to communicate with our Board of Directors through its Lead Director, Christopher J. Coughlin, and with the Audit Committee through its Chair, James N. Fernandez. To report complaints about our accounting, internal accounting controls or auditing matters, shareholders and other interested persons should write to the D&B Audit Committee Chair, care of our third party compliance vendor, at: AlertLine Global Compliance, 13950 Ballantyne Corporate Place, Suite 300, Charlotte, North Carolina 28277. To report all other concerns to the non-management directors, shareholders and other interested persons should write to the Lead Director of the D&B Board, care of AlertLine Global Compliance at the address noted above. Communications that are not specifically addressed will be provided to the Lead Director of our Board. Concerns can be reported anonymously by not including a name and/or contact information, or confidentially by marking the envelope containing the communication as "Confidential." Copies of all communications will be simultaneously provided to our compliance officer unless marked "Confidential." These instructions can also be found in the Corporate Governance information maintained in the Investor Relations section of our website (*http://investor.dnb.com*).

Attendance at Annual Meetings

We expect directors to be available to attend our 2012 Annual Meeting of Shareholders. All directors attended our 2011 Annual Meeting.

Service on Multiple Audit Committees

Our Corporate Governance Principles prohibit our Audit Committee members from serving as members of more than two other public company audit committees without the Board's approval. Any determination by the Board approving of service on more than two other public company audit committees will be disclosed in our annual proxy statement. No Audit Committee member currently serves on more than one other audit committee of a public company.

Transactions with Related Persons

There are no reportable transactions pursuant to this requirement.

Procedures for Approval of Related Persons Transactions

Our Board of Directors recognizes that related persons transactions present a heightened risk of conflicts of interest and therefore has adopted a written policy to be followed in connection with all related persons transactions involving D&B.

Under this policy, the Board has delegated to the Board Affairs Committee the responsibility for reviewing certain related persons transactions in excess of $120,000, in which the related person may have a direct or indirect interest. The Board has empowered our General Counsel to review all related persons transactions in excess of $120,000. Our General Counsel will refer to the Board Affairs Committee those transactions in which the related person may have a direct or indirect material interest. For purposes of this policy, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In approving related persons transactions, the Board Affairs Committee shall determine whether each related persons transaction referred to the Committee was the product of fair dealing and whether it was fair to D&B.

Under this policy, we remind our directors and executive officers of their obligation to inform us of any related persons transaction and any proposed related persons transaction. In addition, we review our records and inquire of our directors and executive officers to identify any person who may be considered a related person. Using this information, we search our books and records for any related persons transactions that involved amounts, individually or in the aggregate, that exceed $120,000.

Promoters and Control Persons

There are no reportable transactions pursuant to this requirement.

Compensation Committee Interlocks and Insider Participation

None of the members of our C&BC are, or have been, an employee or officer of D&B. During fiscal year 2011, no member of our C&BC had any relationship with D&B requiring disclosure under Item 404 of Regulation S-K, the SEC rule regarding disclosure of related persons transactions. During fiscal year 2011, none of our executive officers served on the compensation committee or equivalent or board of directors of another entity whose executive officer(s) served as a director of D&B or a member of our C&BC.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer) and have posted the Code of Conduct in the Investor Relations section of our website (*http://investor.dnb.com*). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K, if any, relating to amendments to or waivers from any provision of our Code of Conduct applicable to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer by posting this information on our website.

Our Code of Conduct is also available in print, without charge, to any shareholder upon request to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

COMPENSATION OF DIRECTORS

Overview of Non-employee Director Compensation

For 2011, our non-employee directors' total compensation program consisted of both cash and equity-based compensation awards as follows:

- Annual cash retainer of $70,000;
- Additional annual cash retainer for the Lead Director and each Committee Chairperson of $20,000; and
- Annual grant of restricted stock units, or RSUs, with a value of approximately $120,000 that vest in full on the earlier of (i) the third anniversary of the date of grant or (ii) the separation of service from the Board of Directors for any reason, and are payable in shares of our common stock upon vesting. The number of RSUs is based on the mean of the high and low trading prices of our common stock on the date of grant. Directors receive dividend equivalents with respect to the RSUs prior to settlement.

Cash compensation is paid in semi-annual installments on the first business day in March and July of each year. No separate fees are paid for attendance at Board or Committee meetings. The RSU grant is made at the beginning of the year, typically early February, five business days after the release of the Company's year-end earnings statement.

In addition, non-employee directors may elect to defer all or a portion of their annual cash retainer and/or Lead Director/Committee Chairperson cash retainer into our non-employee directors' deferred compensation plan. Directors who defer their cash retainers into the D&B Common Stock Fund under the plan receive a 10% premium payment credited to their account. This premium vests in three years provided that the director does not transfer the underlying deferred amounts out of the stock fund prior to vesting. Restricted stock unit awards may also be voluntarily deferred into our non-employee directors' deferred compensation plan. Restricted stock units are credited with dividend equivalents while deferred both before and after restrictions on the restricted stock units lapse.

Upon joining the Board, each new non-employee director receives a one-time stock option grant with a grant value of approximately $35,000. The number of options is based on a modified Black-Scholes methodology. These stock options vest in full one year from the date of grant. In addition, each new non-employee director receives a pro rata allocation of the other components of the total compensation program as described above.

In 2011, exclusive of the 10% premium, the total compensation paid to each of our non-employee directors was approximately $190,000. Each non-employee director who served as a Committee Chairperson as well as our Lead Director received an additional $20,000. In 2011, about 60% of the total direct compensation for each director was paid in the form of equity (exclusive of the 10% premium). This ratio ensures that the interests of directors are aligned with those of our shareholders and underscores the Board's commitment that its non-employee directors have a significant stake in the success of D&B.

Non-employee directors are also provided with the following benefits:

- Reimbursement for reasonable Company-related travel;
- Director continuing education and other expenses;

- Travel accident insurance when traveling on Company business;
- Personal liability insurance; and
- Participation in our charitable matching gift program of up to $4,000 per calendar year.

Only non-employee directors receive compensation for serving on the Board. A director who is also an employee of the Company receives no additional compensation for serving as a director.

In October 2011, the C&BC reviewed the current non-employee director compensation program and recommended no changes for 2012, which the Board of Directors approved.

Stock Ownership Guidelines

Non-employee directors are required to hold 50% of all equity obtained through the non-employee director compensation program throughout their tenure as directors of D&B, including net shares acquired upon the exercise of stock options. These guidelines further align the interests of directors and shareholders.

The following table summarizes the compensation paid to our non-employee directors in 2011:

Non-employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)(6)(7)	Total ($)
Christopher J. Coughlin *(Lead Director)*	90,000	120,020	0	0	0	25,477	235,497
Austin A. Adams	70,000	120,020	0	0	0	8,583	198,603
John W. Alden	90,000	120,020	0	0	0	11,228	221,248
James N. Fernandez	90,000	120,020	0	0	0	22,140	232,160
Douglas A. Kehring	28,723	49,199	21,252	0	0	4,511	103,685
Sandra E. Peterson	90,000	120,020	0	0	0	11,387	221,407
Michael R. Quinlan	90,000	120,020	0	0	0	39,593	249,613
Naomi O. Seligman	70,000	120,020	0	0	0	10,132	200,152
Michael J. Winkler	70,000	120,020	0	0	0	16,404	206,424

(1) In addition to the $70,000 annual cash retainer for all non-employee directors except Mr. Kehring, the following non-employee directors earned additional fees for serving as the Lead Director or a Committee Chairperson: Mr. Coughlin—$20,000 (for serving as Lead Director); Mr. Alden—$20,000 (for serving as Chair of the Board Affairs Committee); Mr. Fernandez—$20,000 (for serving as Chair of the Audit Committee); Ms. Peterson—$20,000 (for serving as Chair of the I&TC); and Mr. Quinlan—$20,000 (for serving as Chair of the C&BC). Mr. Kehring received a pro rata annual cash retainer of $28,723 because he joined our Board on August 3, 2011.

(2) Amounts shown represent the aggregate grant date fair value. For more information on how we value stock-based awards for directors, which is similar to our valuation for our employees (including all assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ended December 31, 2011.

(3) With the exception of Mr. Kehring, each non-employee director was granted 1,417 RSUs on February 9, 2011. Mr. Kehring was granted a pro rata number of RSUs (708 RSUs) on August 3, 2011 in conjunction with his appointment to our Board

of Directors. In addition, Mr. Alden was granted a total of 37 shares in 2011 reflecting payment of dividend equivalent units with respect to RSUs whose restrictions had lapsed, as follows:

	Date	Number of Shares
John W. Alden	3/3/2011	19
	7/1/2011	18

The per share grant date fair value is equal to the mean of the high and low trading prices of D&B stock on the NYSE as of the date of grant. On February 9, 2011, the per share grant date fair value was $84.70. Therefore, excluding dividend equivalent units, the total full fair value for RSUs granted to each non-employee director, with the exception of Mr. Kehring, in 2011 was approximately $120,000. On August 3, 2011, the per share grant date fair value was $69.49. Therefore, the total fair value for RSUs granted to Mr. Kehring in 2011 was approximately $49,200. These RSUs vest in full on the third anniversary of the date of grant or at the director's termination of service, whichever is earlier. Dividend equivalent units vest in full when the restrictions on the corresponding RSUs lapse. The annual equity grants were reviewed by the C&BC and were made five business days after our annual earnings release. The value of the dividend equivalent units paid with respect to RSUs is reported in the "All Other Compensation" column. The amount for each non-employee director represents the value of all dividend equivalent units credited in 2011.

(4) On August 3, 2011, we granted Mr. Kehring 1,748 stock options with an exercise price of $69.49, which was equal to the fair market value of our common stock on that date, as computed in accordance with FASB ASC Topic 718 (*i.e.,* the mean of the high and low trading prices). This grant of stock options to Mr. Kehring was in recognition of his appointment to our Board as a non-employee director. The stock options vest in full on the first anniversary of the date of grant. Stock options not yet vested terminate upon the director's termination of service, except that if the director's service terminates by reason of death, disability or retirement before the first anniversary, a pro rata portion of such stock options vest. The stock options expire on August 3, 2021.

(5) Four out of nine non-employee directors elected to defer all or a portion of their 2011 cash retainers into the D&B Common Stock Fund under our non-employee directors' deferred compensation plan. The directors received a 10% premium on such deferred amounts. The 10% premiums are credited as additional deferrals under the D&B Common Stock Fund and vest on the third anniversary of the deferral; provided that none of the related deferred amounts are removed from the fund prior to this time. For the non-employee directors who elected to defer amounts into the D&B Common Stock Fund, the 10% premium was: Messrs. Coughlin, Fernandez and Quinlan—$9,000 each and Ms. Peterson—$3,500.

(6) In addition, amounts shown for Messrs. Alden, Coughlin, Quinlan and Kehring include matching gifts of $4,000 each, made pursuant to the D&B Corporate Giving Program available to all of our employees and directors.

(7) The amounts shown also include the value of all dividend equivalent units credited in 2011. In 2011, the Company paid a quarterly dividend of $0.36 per share. The value of all dividend equivalent units equals the number of RSUs as of the record date multiplied by the quarterly dividend. The resulting value is then divided by the fair market value of our common stock on the dividend payment date to arrive at the number of dividend equivalent units to be credited. In 2011, the total value of all dividend equivalent units credited to our non-employee directors was as follows:

Name	Value of RSU Dividend Credit ($)
Christopher J. Coughlin *(Lead Director)*	12,477
Austin A. Adams	8,583
John W. Alden	7,228
James N. Fernandez	13,140
Douglas A. Kehring	511
Sandra E. Peterson	7,887
Michael R. Quinlan	26,593
Naomi O. Seligman	10,132
Michael J. Winkler	12,404

As of December 31, 2011, the aggregate number of stock awards (including units held in the D&B Common Stock Fund under our non-employee directors' deferred compensation plan, legacy deferred performance shares and legacy phantom stock) and stock options outstanding for each non-employee director was as follows:

Equity Awards Outstanding as of December 31, 2011

Non-employee Director	Stock Awards (#)	Option Awards (#)
Christopher J. Coughlin *(Lead Director)*	12,627	11,325
Austin A. Adams	6,526	4,015
John W. Alden	4,625	9,752
James N. Fernandez	13,741	11,325
Douglas A. Kehring	708	1,748
Sandra E. Peterson	5,317	14,252
Michael R. Quinlan	31,123	20,787
Naomi O. Seligman	12,910	20,787
Michael J. Winkler	8,248	8,546

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the SEC regulations and the NYSE listing standards. The Audit Committee selects our independent registered public accounting firm. Management has the primary responsibility for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in compliance with generally accepted accounting principles, applicable laws and regulations. Our independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles, or GAAP, in the United States and the effectiveness of internal control over financial reporting. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Management has represented to the Audit Committee that our financial statements were prepared in accordance with GAAP in the United States, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm in the course of performing its oversight role.

The Audit Committee has reviewed and discussed with management and our independent registered public accountant, PricewaterhouseCoopers LLP, the Company's Annual Report on Form 10-K, which includes the Company's audited consolidated financial statements for the year ended December 31, 2011.

The Audit Committee has discussed with PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP, required by the applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence from the Company and management.

The Audit Committee met regularly with the Leader of Internal Audit and Enterprise Risk Management, Principal Accounting Officer, Chief Financial Officer, Chief Compliance Officer and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

Audit Committee

James N. Fernandez, *Chairman*
Christopher J. Coughlin
Austin A. Adams
Naomi O. Seligman

February 22, 2012

Audit Committee Pre-approval Policy

The Audit Committee of the Board of Directors has adopted an Audit Committee Pre-approval Policy. In accordance with this policy, the independent registered public accounting firm may not provide certain prohibited services. In addition, the Audit Committee must pre-approve the engagement terms and fees, and any changes to those terms and fees, of all audit and non-audit services performed by PricewaterhouseCoopers LLP. All pre-approval requests submitted to the Audit Committee are required to be accompanied by backup documentation and a view from PricewaterhouseCoopers LLP and our Chief Financial Officer that the services will not impair the independent registered public accounting firm's independence. The policy does not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate its authority to one or more of its members, subject to an overall annual limit. Pre-approvals by the delegated member or members must be reported to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees billed to us by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31,	
	2011	2010
	(In thousands)	
Audit Fees (1)	$5,135	$5,613
Audit Related Fees (2)	291	692
Tax Fees (3)	589	670
All Other Fees	—	—
Total Fees	$6,015	$6,975

(1) Consists primarily of professional fees for services provided in connection with the audit of our financial statements, review of our quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings. Audit fees for the year ended December 31, 2010 include a separate approved project related to the integrated audit, which was invoiced in the second half of 2011.

(2) Consists primarily of fees for audits of our employee benefit plans and services in connection with the review of certain compensation-related disclosures in our proxy statement, and post-M&A activity reviews.

(3) Consists primarily of foreign tax planning and assistance in the preparation and review of our foreign income tax returns.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

In 2011, the Board of Directors unanimously recommended, and the shareholders approved, amendments to our Restated Certificate of Incorporation that declassified the Board and require that each director be elected annually for a one-year term. Previously, the Board had been divided into three classes of directors serving in staggered three-year terms. The declassification is being phased in over a two-year period, which began with our 2011 Annual Meeting of Shareholders with the election of Naomi O. Seligman and Michael J. Winkler to one-year terms expiring at the 2012 Annual Meeting of Shareholders. The full declassification of the Board will culminate at the 2012 Annual Meeting of Shareholders, at which time, and for each annual election thereafter, all directors will stand for election for a one-year term. In all cases, each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal, and vacancies that occur during the year will be filled by the Board to serve until the next annual meeting.

In order to make the declassification of the Board effective at the 2012 Annual Meeting of Shareholders, each member of the Board whose term does not expire at that meeting (John W. Alden, Christopher J. Coughlin and Sara Mathew) will, prior to the meeting, voluntarily submit his or her resignation.

Changes in Composition of the Board of Directors

The Board of Directors is presently composed of ten members, nine of whom are non-employee, independent directors. However, Naomi O. Seligman will not be nominated for re-election at the 2012 Annual Meeting of Shareholders. In 2011, Ms. Seligman reached the recommended retirement age of 72 as set forth in our Corporate Governance Principles, but was asked by the Board to stay on an additional year given her ongoing advice and guidance in the technology area, particularly as we continue to implement MaxCV. Paul R. Garcia has been nominated to take Ms. Seligman's place on the Board. Also, on February 23, 2012, Michael R. Quinlan informed the Board that he has decided to retire from the Board of Directors effective in May 2012 immediately prior to the 2012 Annual Meeting of Shareholders. The Board has determined to decrease the Board size from ten members to nine members following Mr. Quinlan's retirement.

Nominations

Upon recommendation of the Board Affairs Committee, the Board of Directors has nominated the following individuals for election as directors for a one-year term expiring at the 2013 Annual Meeting of Shareholders: Austin A. Adams, John W. Alden, Christopher J. Coughlin, James N. Fernandez, Paul R. Garcia, Douglas A. Kehring, Sara Mathew, Sandra E. Peterson and Michael J. Winkler (the "Nominees"). Each Nominee currently serves as a director, with the exception of Paul R. Garcia.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH OF OUR NOMINEES.

Austin A. Adams
Retired Executive Vice President and Corporate Chief Information Officer
JPMorgan Chase

Austin A. Adams, age 68, has served as a director of D&B since April 2007, and is a member of the Audit Committee and Innovation & Technology Committee. Mr. Adams served as Executive Vice

President and Corporate Chief Information Officer of JPMorgan Chase from July 2004 (upon the merger of JPMorgan Chase and Bank One Corporation) until his retirement in October 2006. Prior to the merger, Mr. Adams served as Executive Vice President and Chief Information Officer of Bank One from 2001 to 2004. Prior to joining Bank One, he was Chief Information Officer at First Union Corporation (now Wells Fargo & Co.) from 1985 to 2001. Mr. Adams is also a director of the following public companies: FNB United Corp. and Spectra Energy, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Adams's skills and qualifications to serve on the D&B Board, our directors considered his experience in managing the technology operations of three of the U.S.'s largest banks and his expertise in effectively deploying technology to support a company's products and operations, which is particularly helpful to our Company given the importance of technology to our operations and the ongoing implementation of MaxCV. Finally, our Board believes it benefits from Mr. Adams's experience serving on the boards of two other U.S. public companies.

John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.

John W. Alden, age 70, has served as a director of D&B since December 2002, and is Chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS's board of directors from 1988 to 2000. His most recent role was as Vice Chairman of the Board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc. He has not served as a director of any other public company in the last five years.

In assessing Mr. Alden's skills and qualifications to serve on the D&B Board, our directors considered his extensive sales and marketing and general management experience, including strategic planning, gained during his 35 years at UPS, a complex and global company that serves, like D&B, small, medium and large U.S. and international businesses. Our Board also believes it benefits from Mr. Alden's experience gained during his lengthy tenure on the board of UPS and as a director of other public companies.

Christopher J. Coughlin
Retired Executive Vice President and Chief Financial Officer
Current Advisor
Tyco International Ltd.

Christopher J. Coughlin, age 59, has served as a director of D&B since December 2004, and is a member of the Audit Committee and Compensation & Benefits Committee. Mr. Coughlin is also the Lead Director for the regularly scheduled executive sessions of non-management directors, a role he was appointed to in August 2010. Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Tyco International Ltd., a global business with leading positions in residential and commercial security, fire protection and industrial products and services, from March 2005 until December 2010 and since that time has served as an advisor to the Chairman and CEO of Tyco. Previously, he served at The Interpublic Group of Companies, Inc. as Executive Vice President and Chief Operating Officer from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 to 2003, and prior to that Mr. Coughlin served as Executive Vice President and then President of Nabisco

International, a division of Nabisco Holdings. Mr. Coughlin is also a director of the following public companies: Covidien Ltd. and Forest Laboratories, Inc. He has not served as a director of any other public company in the last five years. He previously served as a director of Perrigo Company, Monsanto Company and The Interpublic Group of Companies, Inc.

In assessing Mr. Coughlin's skills and qualifications to serve on the D&B Board, our directors considered his significant financial expertise and general management experience gained from his executive officer and chief financial officer positions at four large public companies. This expertise and experience includes his understanding of operations, financial planning and controls, and evaluating and executing acquisition and divestiture transactions. The Board also values Mr. Coughlin's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards. Finally, the Board believes it benefits from Mr. Coughlin's experience serving on the boards of other public companies.

James N. Fernandez
Executive Vice President and Chief Operating Officer
Tiffany & Co.

James N. Fernandez, age 56, has served as a director of D&B since December 2004, and is Chairman of the Audit Committee and a member of the Board Affairs Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., including Senior Vice President and Chief Financial Officer from April 1989 until January 1998, when he was promoted to Executive Vice President and Chief Financial Officer. In June 2011, Mr. Fernandez was promoted to Executive Vice President and Chief Operating Officer, with overall responsibility for finance, distribution, information technology, manufacturing and Tiffany's Diamond and Gemstone Division. Mr. Fernandez does not serve, nor has he served in the last five years, on the board of any public company other than D&B.

In assessing Mr. Fernandez's skills and qualifications to serve on the D&B Board, our directors considered Mr. Fernandez's financial expertise (including investor relations oversight), brand management and operations experience (including information technology oversight) gained at Tiffany & Co. over the past 22 years, including in his role as the Chief Financial Officer for 22 years. The Board also values Mr. Fernandez's qualification as an "audit committee financial expert" as that term has been defined by the rules of the SEC and his "accounting or related financial management expertise" within the meaning of NYSE listing standards.

Paul R. Garcia
Chairman and Chief Executive Officer
Global Payments, Inc.

Paul R. Garcia, age 59, has been nominated to the D&B Board, replacing Naomi O. Seligman who is not standing for re-election. Mr. Garcia has served as Chairman of the Board of Global Payments, Inc., a leading provider of payment processing services, since October 2002, and as Chief Executive Officer and a director since February 2001. Previously, Mr. Garcia served as Chief Executive Officer of NDC eCommerce, a division of National Data Corporation, from July 1999 to January 2001, President and Chief Executive Officer of Productivity Point International from March 1997 to September 1998, Group President of First Data Card Services from 1995 to 1997, and Chief Executive Officer of National Bancard Corporation (NaBANCO) from 1989 to 1995. Mr. Garcia does not serve, nor has he served in the last five years, on the board of any public company other than Global Payments, Inc.

In assessing Mr. Garcia's skills and qualifications to serve on the D&B Board, our directors considered Mr. Garcia's extensive management, operations and technology expertise gained from his management and executive roles in the financial and payments services industry, including as CEO of Global Payments. The Board also values his experience as Chairman of a U.S. public company.

Douglas A. Kehring
Senior Vice President, Corporate Development and Strategic Planning
Oracle Corporation

Douglas A. Kehring, age 38, was appointed to D&B's Board effective August 3, 2011. Mr. Kehring has served as Senior Vice President, Corporate Development and Strategic Planning of Oracle Corporation, the world's largest enterprise software company and a leading provider of computer hardware products and services, since March 2005. Previously, Mr. Kehring served as Vice President, Oracle Corporate Development, from January 2004 to February 2005, and Strategic Advisor, Oracle Corporate Development, from April 2002 to January 2004. Upon joining Oracle in April 2000 through April 2002, Mr. Kehring served as Associate of the Oracle Venture Fund. Prior to that, he worked for Donaldson, Lufkin & Jenrette from March 1998 to March 2000 and for Dain Rauscher Wessels from June 1995 to March 1998. Mr. Kehring does not serve nor has he served in the last five years, on the board of any other public company.

In assessing Mr. Kehring's skills and qualifications to serve on the D&B Board, our directors considered Mr. Kehring's technology and strategic insight from his various roles at Oracle Corporation. The Board also values Mr. Kehring's experience on mergers and acquisitions, joint ventures, technology licensing and strategic investments gained at Oracle over the past 11 years.

Sara Mathew
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation

Ms. Mathew, age 56, has served as our Chairman of the Board since July 1, 2010, as our Chief Executive Officer since January 2010, and was named to our Board of Directors in January 2008. She previously served as President from March 2007 to June 2010, as Chief Operating Officer from March 2007 to December 2009 and as Chief Financial Officer from August 2001 to February 2007, in addition to serving as President, D&B U.S. from September 2006 to February 2007, with additional leadership responsibility for strategy from January 2005 to February 2007. In addition, Ms. Mathew served as President, D&B International from January 2006 through September 2006. Before joining D&B, Ms. Mathew served in various positions at Procter & Gamble for 18 years. Ms. Mathew is also a director of the following public company: Campbell Soup Company. She has not served as a director of any other public company in the last five years.

In assessing Ms. Mathew's skills and qualifications to serve on the D&B Board, our directors considered her financial expertise and general management experience gained through the various strategic leadership roles she has held at D&B since 2005. The Board also values her various responsibilities in international and domestic finance and investor relations during her 18-year tenure at Procter & Gamble. Finally, the Board believes it benefits from Ms. Mathew's experience gained as a director on the board of another U.S. public company that operates globally.

Sandra E. Peterson
Chairman of the Board of Management
Bayer CropScience AG

Sandra E. Peterson, age 53, has served as a director of D&B since September 2002, and is Chairman of the Innovation & Technology Committee and a member of the Board Affairs Committee. Ms. Peterson was appointed as a member of the Board of Management of Bayer CropScience AG (a subsidiary of Bayer AG), an innovative crop science company in the areas of crop protection, non-agricultural pest control, seeds and plant traits, effective July 1, 2010 and became Chairman of the Board of Management effective October 1, 2010. Ms. Peterson previously served as Executive Vice President and President, Medical Care, Bayer HealthCare LLC, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, as well as other medical devices, from May 2005 to June 2010, Group President of Government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, Senior Vice President of Medco's health businesses from April 2001 through August 2003 and Senior Vice President of Marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public company other than D&B. She previously served as a director of Handleman Company, a public company, from May 2001 to November 2005.

In assessing Ms. Peterson's skills and qualifications to serve on the D&B Board, our directors considered her general operations experience with a global company, product and marketing experience and expertise with strategy development gained from her executive positions with Bayer CropScience AG, Bayer HealthCare LLC and Medco Health Solutions, Inc. Finally, the Board believes it benefits from Ms. Peterson's experience gained while serving on the board of another U.S. public company.

Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company

Michael J. Winkler, age 67, has served as a director of D&B since March 2005, and is a member of the Compensation & Benefits Committee and Innovation & Technology Committee. Mr. Winkler served at Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as Executive Vice President and Chief Marketing Officer of Hewlett-Packard. Prior to that, Mr. Winkler was Executive Vice President for HP Worldwide Operations from May 2002 to November 2003, and served as Executive Vice President, Global Business Units for Compaq Computer Corporation from June 2000 to May 2002. He also served as Senior Vice President and General Manager of Compaq's Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler does not currently serve on the board of any public company other than D&B. He previously served as a director of Banta Corporation, a public company, from July 1996 to January 2007.

In assessing Mr. Winkler's skills and qualifications to serve on the D&B Board, our directors considered the valuable insight relating to technology-based solutions which Mr. Winkler gained during his 35 years of experience in the information technology industry, including with Hewlett-Packard Company and Compaq Computer Corporation. Hewlett-Packard is, and Compaq was, a complex and global business that, like D&B, serves small, medium and large U.S. and international businesses. The Board also values his deep understanding of marketing strategy. Finally, the Board believes it benefits from Mr. Winkler's ten years of experience serving as a director of another U.S. public company.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit the consolidated financial statements for the year ending December 31, 2012. Although shareholder approval of this appointment is not required, the Audit Committee and the Board of Directors believe that submitting the appointment to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm in light of the shareholder vote, but still may retain them. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of D&B and our shareholders.

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the 2011 fiscal year. In addition to its audit of our consolidated financial statements, PricewaterhouseCoopers LLP also performed statutory audits required by certain international jurisdictions, audited the financial statements of our various benefit plans, and performed certain non-audit services. Fees for these services are described under the "Fees Paid to Independent Registered Public Accounting Firm" section of this proxy statement.

A representative of PricewaterhouseCoopers LLP is expected to be present at the 2012 Annual Meeting of Shareholders. Such representative will have the opportunity to make a statement, if he or she so desires, and is expected to be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 3

ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION (SAY ON PAY)

We believe that our executive compensation program, policies and procedures are founded on pay for performance and are strongly aligned with the long-term interests of our shareholders. The Board of Directors of the Company is committed to excellence in corporate governance and regulatory compliance. As part of that commitment, the Board offers D&B's shareholders an opportunity each year to provide advisory approval of the Company's executive compensation.

This proposal, commonly known as "Say on Pay," gives shareholders the opportunity to express their favor or disfavor with the Company's executive compensation program, policies and procedures. This vote is intended to provide an overall assessment of our current executive compensation program as a whole, rather than focus on any single component. The Compensation & Benefits Committee and the Board intend to take into account the outcome of this proposal when considering the Company's future executive compensation program. However, since this is an advisory and non-binding vote, it will not necessarily affect or otherwise limit any future or existing compensation or outstanding awards of any of our named executive officers.

Our executive compensation program is described more fully in the "Compensation Discussion & Analysis" section of this proxy statement and the related tables and narrative that follow it. Shareholders are, therefore, encouraged to read that information in its entirety to obtain a complete understanding of our executive compensation program.

We believe that the design, development and execution of our pay program, policies and procedures has resulted in executive compensation decisions that are appropriate and that have benefitted the Company and shareholders over time. As noted in the "Compensation Discussion & Analysis" section of this proxy statement, our executive pay levels generally align well with the growth and total shareholder return performance (total shareholder return, or TSR, reflects the change in stock price plus the value of reinvested dividends) relative to the compensation comparison group, especially when considered over the long term. Each year the Compensation & Benefits Committee reviews an analysis of pay and performance conducted by its independent compensation consultant. Consistently, these analyses have shown that the compensation of our named executive officers aligns with performance.

Some important highlights of our current executive compensation program, as well as changes that have been made in recent years, include the following:

- **Pay Mix:** From a pay mix perspective, 77% of the named executive officers' total compensation is variable or performance-based pay with 22% in the form of cash incentives and 55% in the form of equity or long-term incentives; only 23% is base salary.

- **Equity:** A performance-based restricted stock unit opportunity comprises 50% of the equity grant to our named executive officers. The actual number of restricted stock units earned is based on performance relative to financial, strategy and customer satisfaction goals. Further, for the earned restricted stock units to pay out above target, a 3-year total shareholder return must be met or exceeded. The other 50% of the equity grant is comprised of stock options which only have value if our stock price appreciates over time.

- **Ownership:** We require our executives to maintain ownership in the Company during their service. Our named executive officers, as well as other designated executives in the Company, must achieve certain minimum levels of ownership in our common stock to reinforce the behavior that they act like owners focused on long-term value creation.

- **Perquisites:** Our executives do not receive special perquisites and generally participate in the broad-based benefits programs offered by the Company on the same basis as other full-time team members.

- **Employment Agreements:** None of the named executive officers has an employment agreement, and severance benefits (excluding change in control severance benefits) are provided through the same career transition plan available to other employees of the Company.

- **Executive Retirement Plan:** Effective January 1, 2011, we eliminated this benefit for all future executive new hires.

- **Change in Control:** Effective July 1, 2010, we eliminated the excise tax payment prospectively for any new change in control agreements entered into between the Company and newly appointed executive officers. All of our change in control agreements require a termination of employment in addition to a change in control of the Company before cash benefits are triggered.

- **Hedging Prohibition:** Our directors and officers are expressly prohibited from purchasing or selling D&B securities on a short-term basis (less than three months); purchasing any listed or over-the-counter options on D&B common stock or engaging in equivalent derivative transactions; engaging in the short sale of D&B securities; or borrowing against D&B securities.

For the reasons noted above and given the information provided elsewhere in this proxy statement, the Board of Directors asks you to approve the following resolution:

"Resolved, that the shareholders approve the Company's overall executive compensation program, policies and procedures as described in the 'Compensation Discussion & Analysis,' the tabular disclosure regarding named executive officer compensation, and the accompanying narrative disclosure in this proxy statement."

As this is a proposal for advisory approval, the result is not binding upon the Company. However, the Compensation & Benefits Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal. The Compensation & Benefits Committee will consider the outcome of this advisory vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF OUR COMPANY'S OVERALL EXECUTIVE COMPENSATION PROGRAM, POLICIES AND PROCEDURES.

PROPOSAL NO. 4

APPROVAL OF AMENDMENTS TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND FOURTH AMENDED AND RESTATED BY-LAWS TO PERMIT SHAREHOLDERS TO CALL SPECIAL MEETINGS

The Company's Board of Directors has proposed, and recommends that shareholders approve at the Annual Meeting, amendments, or Amendments, to the Company's Amended and Restated Certificate of Incorporation, or Charter, and Fourth Amended and Restated By-Laws, or By-Laws, that would add a right permitting the holders of at least 40% of the Company's outstanding common stock to call a special meeting of shareholders. Currently, the Company's Charter and By-Laws permit special meetings of shareholders to be called only by the Chief Executive Officer or by the Board of Directors. The Board, upon the recommendation of the Board Affairs Committee, has unanimously adopted resolutions approving the Amendments and recommending approval of the Amendments to our shareholders. The Amendments also include procedural requirements with which shareholders would be required to comply in order to call a special meeting.

The Board is committed to good governance practices and supports the concept of permitting shareholders to request special meetings. The Company's Charter and By-Laws already permit shareholders to bring business before shareholders each year at the annual meeting. Therefore, the Board believes special meetings should only be called to consider extraordinary events that are of interest to a wide shareholder base and that need immediate attention prior to the next annual meeting. Special meetings are expensive and require significant legal, administrative, printing and distribution costs. In addition, special meetings can potentially divert directors' and management's attention away from their oversight and operational responsibilities, respectively, in order to address the details of holding a special meeting of shareholders, including producing and printing a proxy statement and organizing and preparing for the meeting. Such a diversion could potentially operate against the best interests of our shareholders overall, in order to serve the narrow interests of the shareholders requesting the special meeting.

The Board believes that an ownership threshold of 40% in order to request a special meeting is appropriate in light of the Company's shareholder structure and strikes a reasonable balance between enhancing shareholder rights and preventing a small minority of shareholders from calling a special meeting solely to serve their narrow purposes which may not be in the best interest of the Company. Further, the Amendments contain certain procedural requirements and limitations preventing duplicative and unnecessary meetings. For example, special meetings may not be called if (i) the requesting shareholders do not comply with the requirements of the By-Laws, (ii) a similar item (determined in good faith by the Board) was presented at a meeting held within 120 days before the request was received, or (iii) the request is received during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of shareholders and ending on the date of the next annual meeting.

Attached to this proxy statement as Exhibits A and B, respectively, are marked versions of the relevant sections of the Charter and By-Laws which reflect the Amendments. The general description above is qualified in its entirety by reference to the text of the Amendments in Exhibits A and B. If approved, the Amendments to the Charter will become effective upon the filing of a Certificate of Amendment to the Charter with the Secretary of State of Delaware. The Company would make such a filing promptly after approval of the Amendments by the shareholders at the Annual Meeting. The Amendments to the By-Laws would become effective when the Amendments to the Charter become effective.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF AMENDMENTS TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND FOURTH AMENDED AND RESTATED BY-LAWS TO PERMIT SHAREHOLDERS TO CALL SPECIAL MEETINGS.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS

The following table shows the number of shares of our common stock beneficially owned by each of the directors, director nominees and named executive officers listed in the Summary Compensation Table in this proxy statement, and all directors, director nominees and executive officers of D&B as a group, as of February 29, 2012. The table also shows the names, addresses and share ownership of the only persons known to us to be the beneficial owners of more than 5% of our outstanding common stock. This information is based upon information furnished by each such person or, in the case of the beneficial owners, based upon public filings by the beneficial owners with the SEC. Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of our common stock outstanding on February 29, 2012, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning D&B stock units, the value of which is measured by the price of our common stock. D&B stock units do not confer voting rights and are not considered beneficially owned shares under SEC rules.

Name	Aggregate Number of Shares Beneficially Owned (1)	D&B Stock Units	Percent of Shares Outstanding
Sara Mathew (*Chairman and CEO*)	520,845	—	1.08%
Christopher J. Coughlin (*Lead Director*)	22,861 (2)	4,328	*
Austin A. Adams	13,568	756	*
John W. Alden	23,882	—	*
James N. Fernandez	24,083 (3)	5,011	*
Paul R. Garcia	—	—	*
Douglas A. Kehring	2,232	—	*
Sandra E. Peterson	28,610	3,812	*
Michael R. Quinlan	41,725	15,988	*
Naomi O. Seligman	29,006	—	*
Michael J. Winkler	18,787	3,724	*
Richard H. Veldran	44,512	—	*
Byron C. Vielehr	128,350	—	*
Emanuele A. Conti	35,614	—	*
Joshua L. Peirez	10,919	—	*
Anastasios G. Konidaris (4)	7	—	*
George I. Stoeckert (4)	3,645	—	*
All current directors and executive officers as a group (16 persons)	964,245	33,619	1.98%
Massachusetts Financial Services Company (5) 500 Boylston Street Boston, Massachusetts 02116	4,513,655	—	9.44%
The Vanguard Group, Inc. (6) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	2,642,400	—	5.53%
Artisan Partners Holdings LP (7) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	2,593,737	—	5.43%

* Represents less than 1% of our outstanding common stock.

(1) Includes shares of restricted common stock as follows: Ms. Mathew, 5,986; Mr. Veldran, 762; Mr. Vielehr, 2,245; and all current directors and executive officers as a group, 8,993.

Also includes the maximum number of shares of common stock that may be acquired within 60 days of February 29, 2012, upon the exercise of vested stock options as follows: Ms. Mathew, 408,750; Mr. Coughlin, 11,325; Mr. Adams, 4,015; Mr. Alden, 9,752; Mr. Fernandez, 11,325; Ms. Peterson, 14,252; Mr. Quinlan, 20,787; Ms. Seligman, 20,787; Mr. Winkler, 8,546; Mr. Veldran, 39,700; Mr. Vielehr, 119,375; Mr. Conti, 29,484; Mr. Peirez, 8,350; and all current directors and executive officers as a group, 720,673.

Also includes the maximum number of shares of common stock that may be acquired within 60 days of February 29, 2012, upon the vesting of restricted stock units as follows: Ms. Mathew, 25,449; Mr. Coughlin, 10,292; Mr. Adams, 7,553; Mr. Alden, 4,731; Mr. Fernandez, 10,758; Mr. Kehring, 2,232; Ms. Peterson, 7,064; Mr. Quinlan, 20,220; Ms. Seligman, 7,665; Mr. Wrinkler, 10,241; Mr. Veldran, 868; Mr. Vielehr, 1,862; Mr. Conti, 1,381; Mr. Peirez, 857; and all current directors and executive officers as a group, 112,167.

(2) Includes 800 shares owned by Mr. Coughlin's spouse, to which Mr. Coughlin disclaims beneficial ownership.

(3) Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.

(4) Messrs. Konidaris's and Stoeckert's last day with the Company was July 31, 2011.

(5) Massachusetts Financial Services Company filed a Schedule 13G/A with the SEC on January 27, 2012. This Schedule 13G/A shows that Massachusetts Financial Services Company, an institutional investment manager, had sole voting power over 4,082,917 shares and sole dispositive power over 4,513,655 shares.

(6) The Vanguard Group, Inc. filed a Schedule 13G/A with the SEC on February 9, 2012. This Schedule 13G/A shows that The Vanguard Group, Inc., an investment advisor, had sole voting power over 69,152 shares, sole dispositive power over 2,573,248 shares and shared dispositive power over 69,152 shares. This Schedule 13G/A also shows that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 69,152 shares, as a result of its role as investment manager of collective trust accounts, and directs the voting of these shares.

(7) Artisan Partners Holdings LP filed a Schedule 13G with the SEC on February 8, 2012. This Schedule 13G contains the following information: that Artisan Partners Holdings LP, Artisan Investment Corporation, the general partner of Artisan Partners Holdings LP, Artisan Partners Limited Partnership, Artisan Investments GP LLC, the general partner of Artisan Partners Limited Partnership, ZFIC, Inc., the sole stockholder of Artisan Investment Corporation, Andrew A. Ziegler and Catherine M. Ziegler had shared voting power over 2,530,537 shares and shared dispositive power over 2,593,737 shares. Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership. Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC, Inc. Artisan Partners UK LLP and Artisan Partners Limited, the founding member of Artisan Partners UK LLP, had shared voting power and shared dispositive power over 7,515 shares. Artisan Partners Limited Partnership and Artisan Partners UK LLP are investment advisers registered under section 204 of the Investment Advisers Act of 1940. The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership or Artisan Partners UK LLP. Persons other than Artisan Partners Limited Partnership and Artisan Partners UK LLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of Artisan Partners Limited Partnership, Artisan Partners Holdings LP, Artisan Partners UK LLP, Artisan Investments GP LLC, Artisan Investment Corporation, Artisan Partners Limited, ZFIC, Inc., Mr. Ziegler or Ms. Ziegler, has an economic interest in more than 5% of the class.

EXECUTIVE OFFICERS

The following table lists all of our executive officers as of March 27, 2012. Our executive officers are elected by our Board of Directors and each will hold office until his or her successor is elected, or until his or her earlier resignation or removal.

Name	Title	Age
Sara Mathew (1)	Chairman of the Board and Chief Executive Officer	56
Emanuele A. Conti . .	Chief Administrative Officer and President, International	44
Walter S. Hauck, III .	Senior Vice President, Technology and Chief Information Officer	52
Christie A. Hill	Senior Vice President, General Counsel and Corporate Secretary	50
Joshua L. Peirez	President, Global Product, Marketing and Innovation	41
Richard H. Veldran .	Senior Vice President and Chief Financial Officer	45
Byron C. Vielehr . . .	President, North America	48

(1) Ms. Mathew's biographical information is provided above under the "Proposal No. 1 — Election of Directors" section of this proxy statement.

Mr. Conti has served as Chief Administrative Officer since September 2010, with leadership responsibility for corporate strategy, mergers and acquisitions and human resources, and as President, International since June 2011. He previously served as President of Europe, Latin America and Partnerships from November 2008 to September 2010, Vice President of D&B's Small Business Solutions from November 2005 to October 2008 and Leader, Corporate Strategy from June 2003 to October 2005, with additional leadership responsibility for Financial Planning & Analysis. Prior to joining D&B, Mr. Conti spent two years at Qwest Communications as Senior Director for the Corporate Strategy Group from June 2001 to May 2003 and, prior to that, Mr. Conti held various leadership positions at Viant, Ernst & Young and General Motors.

Mr. Hauck has served as Senior Vice President, Technology and Chief Information Officer since December 2008. Before joining D&B, Mr. Hauck served in various senior leadership positions at Pfizer for 13 years, most recently as Vice President, Global Technology from November 2007 to October 2008 and, prior to that, as Vice President, Business Technology and corporate Chief Software Architect from November 2006 to November 2007, Vice President, Worldwide Informatics, Global Research and Development from November 2002 to November 2006 and as an R&D team member for several years.

Ms. Hill has served as Senior Vice President, General Counsel and Corporate Secretary since September 2011. Before joining D&B, Ms. Hill served as General Counsel, Secretary and Chief Compliance Officer at Primus Telecommunications Group, Inc. from March 2011 until August 2011. Prior to that she was the General Counsel and Secretary of Arbinet Corporation from February 2010 until its merger with Primus on February 28, 2011, and she also served as Arbinet's Chief Human Resources Officer from September 2010 through February 2011. Prior to that, she served in the U.S. Department of the Treasury as the Oversight Liaison and Reporting Executive for the Troubled Asset Relief Program (TARP) from October 2009 to January 2010. From 1998 until 2008, she worked at Nextel Communications and then at Sprint Nextel Corporation, where she held various leadership positions in the company's legal and governance organizations, including her most recent position as Vice President, Corporate Governance & Ethics and Corporate Secretary from August 2005 to June 2008. Prior to Nextel, she served as counsel at Honda of America Mfg., where her responsibilities included a variety of corporate and transactional matters. Ms. Hill began her career at Jones Day in the firm's mergers and acquisitions group.

Mr. Peirez has served as President, Global Product, Marketing and Innovation since June 2011. He previously served as President, Innovation and Chief Marketing Officer from September 2010 to May 2011. Before joining D&B, Mr. Peirez spent 10 years with MasterCard, most recently as Chief Innovation Officer for MasterCard Worldwide from January 2009 to August 2010. Prior to that, Mr. Peirez served as Chief Payment System Integrity Officer for MasterCard from April 2007 to January 2009 and as Group Executive, Global Public Policy and Associate General Counsel from May 2002 to April 2007. He also served as counsel and secretary to MasterCard's U.S. Region Advisory Board of Directors from May 2002 to December 2006.

Mr. Veldran has served as Senior Vice President and Chief Financial Officer since June 2011. He previously served as Senior Vice President, Global Reengineering from July 2008 through May 2011, with additional responsibility for D&B North America Finance beginning in February 2009 and for Strategy and Corporate Development beginning in March 2010, being appointed as Chief Strategy Officer in early May 2011, a title he held until he was appointed Chief Financial Officer. Prior to that, Mr. Veldran served as Treasurer and Leader of Investor Relations, External Communications and Board Processes from February 2006 to July 2008, with additional responsibility for Global Financial Planning & Analysis, and as Chief Financial Officer of D&B North America, from September 2003 to January 2006. Prior to joining D&B, Mr. Veldran was Divisional Vice President of Finance for Automatic Data Processing, Inc. from December 1996 to September 2003 and, prior to that, served in various finance roles for Procter & Gamble from July 1989 to December 1996.

Mr. Vielehr has served as President, North America, since June 2011. He previously served as President, Global Risk and Analytics from November 2009 to May 2011, and as President, Integration Solutions from December 2008 to October 2009. From July 2005 to November 2008 he served as our Chief Information Officer. In addition, Mr. Vielehr had the responsibilities of Chief Quality Officer from December 2007 to February 2009. Before joining D&B, he served as President and Chief Operating Officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to that, Mr. Vielehr held several leadership positions with Merrill Lynch from February 2000 to March 2004.

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

The C&BC continuously reviews the executive compensation program of the Company to ensure that it is meeting its objectives including: pay for performance, alignment with shareholder interests, providing a competitive level of pay to attract and retain executive talent, reinforcing the right behaviors consistent with our strategy, and transparency to our shareholders. In 2011, we held an advisory vote on our overall executive compensation package, referred to as a "Say on Pay" vote. Our 2011 Say on Pay vote received 87% approval from our shareholders. The C&BC considered these results an indication of shareholder support for the Company's executive pay program, policies and procedures. The C&BC did not significantly modify the Company's current executive compensation program for 2011. However, through annual "Say on Pay" voting and through the Company's ongoing shareholder outreach, the C&BC will continue to evaluate feedback from shareholders about our executive compensation program and will make adjustments to enhance pay for performance as appropriate. For example, based on specific feedback from our shareholders during outreach, the C&BC is considering changes to the current executive equity program to enhance the alignment with long-term shareholder value creation.

The Company's current executive compensation program incorporates several features that contribute to pay for performance and good governance practices. Among these features are the following:

Summary of Policies Contributing to Pay for Performance

- *Our pay mix is heavily weighted toward variable compensation:* From a pay mix perspective, 77% of the named executive officers' total compensation is variable or performance-based pay with 22% in the form of cash incentives and 55% in the form of equity or long-term incentives; only 23% is base salary.
- *Equity value must be earned based on performance:* A performance-based restricted stock unit opportunity comprises 50% of the equity grant to our named executive officers. The actual number of restricted stock units earned is based on performance relative to financial, strategy and customer satisfaction goals. Further, for the earned restricted stock units to pay out above target, a 3-year total shareholder return must be met or exceeded. The other 50% of the equity grant is comprised of stock options which only have value if our stock price appreciates over time.
- *The total compensation of our named executive officers aligns well with our performance:* Measured against our compensation comparison group in terms of growth, efficiency/returns and total shareholder return metrics, our total compensation generally aligns well with our performance, especially over the long term.
- *We require our executives to maintain ownership in the Company during their service:* Our named executive officers, as well as other designated executives in the Company, must achieve certain minimum levels of ownership in our common stock to reinforce the behavior that they act like owners focused on long-term value creation.
- *We do not offer our executives special perquisites:* Our executives do not receive special perquisites and generally participate in the broad-based benefits programs offered by the Company on the same basis as other full-time team members.
- *We do not provide employment agreements:* None of the named executive officers has an employment agreement, and severance benefits (excluding change in control benefits) are provided through the same career transition plan available to other employees of the Company.

Summary of Policies Contributing to Good Governance Practice

- *We eliminated the supplemental executive retirement benefit for new executive participants:* Effective January 1, 2011, the C&BC eliminated this benefit for all future executive new hires.
- *We eliminated the excise tax payment and related gross-up in the Company's change in control agreement for new participants:* Effective July 1, 2010, the C&BC eliminated the excise tax payment prospectively for any new change in control agreements entered into between the Company and newly appointed executive officers. As a result, three of the named executive officers do not have this provision in their change in control agreements.
- *Change in control agreements are governed by a double trigger:* All of our change in control agreements with the named executive officers and other designated executive officers require a termination of employment in addition to a change in control of the Company before change in control cash severance benefits are triggered.
- *We have an insider trading policy that prohibits hedging:* Directors, officers and other team members of the Company are expressly prohibited from purchasing or selling D&B securities on a short-term basis (less than three months), purchasing any listed or over-the-counter options on D&B common stock or engaging in equivalent derivative transactions, engaging in the short sale of D&B securities, or borrowing against D&B securities.
- *Our C&BC charter requires a periodic review of risk in our compensation programs:* The C&BC conducted such a review in 2011 and concluded that the Company's compensation plans, programs and arrangements do *not* create risks that are reasonably likely to have a material adverse impact on the Company as a whole.
- *The executive compensation consultant to the C&BC is independent:* The current advisor to the C&BC was hired by and reports directly to the C&BC and does not provide any other consulting services to the Company.
- *We manage our equity-based compensation program effectively:* Our annualized run rate on equity grants is less than the median run rate of our compensation comparison group, we have a shareholder approved stock incentive plan that expressly prohibits stock option re-pricing and cash buyouts and we have never re-priced or exchanged options for shares, new options or cash.

Linking Pay and Performance

Over time, the structure and policies outlined above have resulted in compensation that is aligned with performance and shareholder returns. In the C&BC's view, the best analysis of pay for performance is one that:

- First, includes compensation that was actually paid or realizable over the performance period and not compensation that is based on accounting assumptions or theoretical financial valuations; and
- Second, includes a multi-year performance period in which a company can demonstrate its ability to create value over the long term.

The analysis below meets these important criteria. It includes the cumulative level of actual or realizable pay provided to our Chairman and CEO position over the 3-year period from 2008 through 2010 versus that provided to the Chief Executive Officers at our compensation comparison companies. Against actual pay at D&B and in the peer group referenced below under "External Benchmarking," the analysis reviewed a number of 3-year performance measures, including key financial metrics and total shareholder return. Actual or realizable pay included salaries and bonuses paid, the spread value of stock options and the value of shares or stock units granted during the three years, the value of performance plan payouts and the reported value of pensions and other compensation reported in the companies' summary compensation tables. Performance was based on the annualized 3-year total shareholder return through December 31, 2010 as well as top- and bottom-line financial growth data through the 2010 fiscal year (the most recent 3-year period for which data were available). The analysis, provided in the chart below, shows general alignment between 3-year performance and the total pay realized by our Chairman and CEO position during that same time period.

Analysis of Actual Performance to Realizable Pay
3-Year Period 2008-2010
D&B Percentile Ranking Relative to Peer Group


58th
59th
63rd
42nd
42nd
68th
3.4%
11.0%
0.0%
$6,892
$16,270
$19,329
75th %ile
1.6%
4.1%
-0.9%
$16,424
Median (50th %ile)
0.3%
-2.7%
-3.2%
$6,096
$13,871
$14,992
$5,594
$11,405
-4.4%
-7.7%
-12.4%
$4,007
$8,516
$10,169
25th %ile
Annualized Sales Growth
Annualized Diluted EPS Growth
Annualized Total Shareholder Return
Performance During 2008–2010
CEO Compensation 2008 - 2010 (Cumulative, In Thousands)
Total Cash
Total Direct
Total Comp.
= D&B Performance

Note on "Analysis of Actual Performance to Realizable Pay:" Source of performance data is Standard & Poor's Compustat. Compustat data is "standardized data" not "as reported" so there may be a difference from what is reported in the Forms 10-K or 10-Q of the peer group companies. Compustat standardizes the data provided in the original filings to allow for accurate comparison across companies and industries. Total Cash includes actual base salary, actual cash bonus, and actual non-equity incentive plan compensation. Total Direct includes Total Cash plus the actual value of equity (*i.e.*, the spread value of stock options, the value of shares or stock units granted during the three years, and the value of performance plan payouts) and all other cash compensation as reported in the companies' summary compensation table. Total Compensation includes Total Direct plus the reported value of pensions.

In 2011, the variable pay opportunity of our named executive officers was based on measures designed to increase shareholder value, improve customer satisfaction and ensure continued execution of our business strategy. This past year we achieved:

- Revenue growth of 5%;
- Diluted EPS growth of 10%;
- Operating income growth of 4%;
- Customer satisfaction improvements of 2.3 points as measured by our *Voice of the Customer* survey; and
- Progress toward the implementation of our strategy including: (1) strengthening our business model through targeted acquisitions and divestitures, (2) ensuring deployment of our data supply chain as part of our MaxCV investment, and (3) establishing our 2012 business trajectory (although we achieved the first component of our strategy goal, we did not fully meet our expectations on the second and third components).

Based on the assessment of results versus these goals, the C&BC awarded bonuses to our named executive officers equaling 81% of target (a more detailed discussion of our attainment of 2011 goals and how that relates to performance awards is included in the "Annual Cash Incentive Plan" section of this proxy statement). In addition, performance-based restricted stock units were awarded at 81% of target, reflecting the most recent performance of our Company. The actual realized value from the restricted stock unit awards, as well as from the stock option awards, will be linked to future stock price performance, and therefore, to our shareholders' interests.

Purpose

The purpose of this Compensation Discussion & Analysis is to provide material information about our executive compensation program, policies, and objectives and to share with investors how we arrived at the levels and form of compensation for our named executive officers. We will describe not only what we pay, but why and how we link executive compensation to our business results. In this section we will cover:

- The objectives of our executive compensation program;
- The components of our executive compensation program and why we provide these components;
- What our executive compensation program is designed to reward, especially our variable pay program;
- How we determine the level to pay for each component; and
- How each component of our executive compensation program fits within our overall objectives and impacts decisions we make about other components.

The Compensation Discussion & Analysis and the tables that follow cover the compensation paid to our named executive officers, which includes the following seven executives:

- Sara Mathew, who served as Chairman of the Board and Chief Executive Officer (our principal executive officer) for the entire fiscal year;
- Richard H. Veldran, who was appointed to and served as Senior Vice President and Chief Financial Officer (our principal financial officer) effective June 1, 2011 and prior to that served as Senior Vice President, Global Reengineering and Strategy, with additional responsibility for D&B North America Finance, Strategy and Corporate Development;
- Anastasios G. Konidaris, who served as Senior Vice President and Chief Financial Officer (our principal financial officer) through May 31, 2011 before leaving the Company on July 31, 2011;
- Our three highest compensated executive officers, other than our principal executive officer and principal financial officers:
  - Byron C. Vielehr, who was appointed to and served as President, North America effective June 1, 2011 and prior to that served as President, Global Risk and Analytics;
  - Joshua L. Peirez, who was appointed to and served as President, Global Product, Marketing and Innovation effective June 1, 2011 and prior to that served as President, Innovation and Chief Marketing Officer; and
  - Emanuele A. Conti, who was appointed to and served as President, International effective June 1, 2011 and has also served as Chief Administrative Officer since September 2010; and
- One additional executive for whom disclosure would have been required but for the fact that he was no longer serving as an executive officer of the Company at the end of the last completed fiscal year:
  - George I. Stoeckert, who served as President, North America through May 31, 2011 before leaving the Company on July 31, 2011.

Objectives of our Executive Compensation Program

The objectives of our executive compensation program are as follows:

- Ensure a strong relationship between pay and performance, including both rewards for results that meet or exceed performance targets and consequences for results that are below performance targets;
- Align executive and shareholder interests through short- and long-term incentives that link the executive to shareholder value creation;
- Provide a total compensation opportunity that is competitive with the market for senior executives, thereby enabling us to attract, retain and motivate the executive talent necessary to execute our strategy and achieve our growth targets;
- Reinforce behaviors that are consistent with our strategy as measured by our three constituencies: our shareholders, our customers, and our team members; and
- Allow for consistency in application from year-to-year and transparency to shareholders.

Pay Positioning and Pay Mix. Although each named executive officer's annual base salary may be positioned above or below the market target, in the aggregate, annual base salaries for all of our executive officers as a group are targeted at the median of the compensation comparison group (described below). Variable pay including target annual cash incentive and long-term incentives are positioned more competitively relative to the market median to provide named executive officers with a total compensation opportunity that is between the median and 65th percentile of our compensation comparison group. This level of total compensation, however, is realized only when our performance goals are achieved or exceeded. We have outperformed our peers historically as evidenced by a number of financial performance measures, especially long-term measures. Therefore, we believe that this above-market target pay positioning is justified by demonstrated performance. Our benchmarking process is detailed more fully below under "External Benchmarking."

In addition to external pay positioning, we also reviewed pay mix when determining the amount of annual base salary, annual cash incentives and long-term incentives to provide each of our named executive officers. Our pay-for-performance principle requires that a significant portion of the total compensation mix be variable. In addition, we reinforce the importance of long-term results by placing an emphasis on equity in the total compensation mix. Individual variable and equity compensation varies based on the named executive officer's role, level of responsibility within the organization and market data for comparable jobs in the compensation comparison group. Our target for the current named executive officers as a group is a total compensation mix of 50% cash and 50% equity. The following table illustrates the significant emphasis placed on variable and equity compensation:

	Fixed/Variable Pay Mix		Cash/Equity Pay Mix	
	Fixed	**Variable**	**Cash**	**Equity**
Sara Mathew	15%	85%	35%	65%
Richard H. Veldran	37%	63%	64%	36%
Byron C. Vielehr	28%	72%	51%	49%
Emanuele A. Conti	36%	64%	62%	38%
Joshua L. Peirez	29%	71%	52%	48%
Anastasios G. Konidaris	28%	72%	53%	47%
George I. Stoeckert	27%	73%	51%	49%

Elements of our Executive Compensation Program

To meet the objectives of our executive compensation program, the 2011 compensation of our named executive officers consisted of the following components:

- Total cash compensation, including a base salary and a target annual cash incentive opportunity;
- Long-term equity incentives comprised of a grant of stock options and a performance-based restricted stock unit opportunity;
- Required stock ownership guidelines;
- Voluntary deferral of compensation under our non-qualified deferred compensation plan;
- Supplemental retirement benefits;
- Eligibility to receive severance benefits (which are also available to all employees); and
- Eligibility to receive benefits payable upon a change in control of D&B.

We do not offer any special perquisites to our named executive officers beyond those that are generally available to all employees. We believe that special perquisites are entitlement-driven rather than performance-based and, therefore, do not fit within the objectives of our executive compensation program. Instead, we seek to attract and retain executive talent that is motivated by a competitive total compensation package that rewards our executive officers for performance and the delivery of increased shareholder value.

In addition to the components listed above, our named executive officers are eligible to participate in certain benefit programs that are generally available to all of our U.S. employees including: our cash balance retirement account (which was frozen as of July 1, 2007 for all participants and closed to new entrants), our qualified defined contribution plan, our medical and dental benefits, our life, voluntary group accident, long-term disability, legal, and business travel accident insurance benefits, and our health care and dependent care spending accounts.

As part of its ongoing oversight, the C&BC has reviewed the full value of payments that may be made in the event of a named executive officer's termination (discussed below as potential post-employment compensation).

Base Salary. Salary provides a base level of compensation commensurate with the named executive officer's role in the organization, experience, skill, and job performance. With a significant portion of total compensation "at risk" or variable, base salary provides the named executive officer with a consistent level of compensation related to the daily performance of his or her leadership role and responsibilities.

The base salary provided to the named executive officers is reviewed by the C&BC annually. Any adjustment to salary is based on a number of factors and considerations including:

- The market data for comparable executive positions in the compensation comparison group (described below);
- The scope of responsibility and accountability within the organization;
- Demonstrated leadership competencies and skills; and
- Individual performance.

Target Annual Cash Incentive Opportunity. In addition to base salary, our named executive officers have the opportunity to earn an annual cash incentive that is tied to Company and individual performance as discussed below. We offer this cash opportunity to reinforce the outcomes and behaviors necessary to meet or exceed our annual commitment to our shareholders and customers.

Company performance is an important component of our annual cash incentive. We believe that consistent, year-over-year growth in revenue and earnings are key drivers of increased shareholder value over the long term. Therefore, our annual cash incentive rewards company performance as measured by the following:

- **Financial results**—growth in revenue, operating income, and earnings per share are the most important measures in our executive compensation program and carry the greatest weight because we believe that profitable revenue growth over time will create value for our shareholders.
- **Customer satisfaction**—each year progress is measured through improvements in the customer satisfaction index as determined by the Voice of the Customer survey. Our customer

satisfaction index is based on several key dimensions that drive customer satisfaction, including information quality, product innovation and the customer experience. We link the results of this survey to our executive compensation program because improving our customers' experience and the value D&B provides is fundamentally related to our leadership behavior.

- **Strategic objective**—our strategy is designed to transform our customers' experience with D&B in three important ways: from customer information overload to connected information that yields new insights; from predefined to customer defined views of data and insight; and from technology infrastructure that makes innovation costly to flexible technology that enables rapid, cost-effective innovation. Successful execution of our strategic plan will enable us to drive an increased level of profitable revenue growth in 2012 and beyond. Focusing on this measure we believe will help us to meet our commitment to shareholders.

In addition to company performance, individual goals (which tie to our financial results, customer satisfaction and strategic objective) and leadership performance, carry an important weight in our annual cash incentive. The success of our Company is directly tied to strong leadership that drives results and creates shareholder value. We expect all employees, especially our named executive officers, to demonstrate behavior that is consistent with our principles-based leadership model.

At the end of the year, our Chairman and CEO evaluates the performance of each of her direct reports, including the named executive officers. Each named executive officer is assessed on:

- Achievement of specific team and individual goals in support of our strategy and business objectives; and
- Demonstration of leadership competencies that, among other important skills, intensify our focus on the customer and enable us to work collaboratively toward the achievement of a common set of company goals.

The results of this assessment can adjust positively or negatively each named executive officer's earned annual cash incentive award for company performance. Through this assessment process, judgment is applied relative to the individual's demonstrated success against his or her goals.

The C&BC also performs a similar assessment of our Chairman and CEO after the conclusion of the fiscal year.

Long-term Equity Incentives. While cash is tied to the achievement of short-term results, equity is directly linked to the creation of increased shareholder value over the long term. Approximately 55% of the target total compensation opportunity provided to our current named executive officers in 2011 was equity-based. This emphasis reflects our view that there should be a close alignment between executive officer rewards and shareholder value creation.

Under our long-term incentive program, 50% of the total value of each named executive officer's equity compensation is a performance-based restricted stock unit opportunity with the remaining 50% in stock options. Using both full value shares and stock options accomplishes these important objectives:

- Performance-based restricted stock units reinforce our pay-for-performance objective in that the opportunity must be earned based on the achievement of specific goals;
- Once awarded, restricted stock units remain tied to long-term value through stock price changes; and

- Stock options link the interests of our named executive officers with shareholders by rewarding stock price appreciation. Increased shareholder value over time is based on our success in executing our strategy and delivering significant, sustained growth year after year.

Stock Ownership Guidelines. Under the Company's stock ownership guidelines, our named executive officers and other members of senior management are expected to achieve over time a minimum specified level of ownership in our common stock. These guidelines were implemented to reinforce the objectives of our executive compensation program as follows:

- Align senior executives' individual financial interests with those of shareholders; and
- Encourage senior executives to act like owners focused on long-term value creation.

The levels of stock ownership are a multiple of the executive officer's salary. For our Chairman and CEO, the minimum level of stock ownership is six times salary. For other named executive officers, the minimum level of stock ownership is four times salary. These multiples, which are above the general market median, demonstrate our senior executives' commitment to D&B and their personal financial stake in the Company.

Shares counted toward satisfaction of the ownership guideline include all stock owned outright, restricted stock or restricted stock units, units in the D&B Common Stock Fund of our 401(k) Plan, and one-half of vested stock options. There is no timeframe for achieving the ownership guideline. However, all executives covered by our stock ownership guidelines are expected to retain 100% of the net shares resulting from equity compensation awards and shares otherwise acquired by them outright until the stock ownership guideline is achieved. Once the stock ownership guideline is met, covered executives must retain a sufficient number of shares to comply with the guidelines until termination of their service with the Company. Only shares in excess of the guideline may be traded within designated open window periods in accordance with the Company's inside information and securities trading policy.

Each year, the C&BC reviews each named executive officer's status and progress towards achieving the stock ownership guideline. The stock ownership of each named executive officer as of December 31, 2011 is noted below. Mr. Peirez's ownership level reflects his joining the Company in September 2010. Messrs. Konidaris and Stoeckert are no longer executives of the Company as of December 31, 2011.

Stock Ownership as a Multiple of Salary as of December 31, 2011

Name	Guideline as Multiple of Salary	Actual Ownership as Multiple of Salary
Sara Mathew	6	26.7
Richard H. Veldran	4	4.6
Byron C. Vielehr	4	14.1
Emanuele A. Conti	4	5.0
Joshua L. Peirez	4	3.3

Non-qualified Deferred Compensation. Our Key Employees' Non-qualified Deferred Compensation Plan is designed to provide our named executive officers and eligible key employees with an opportunity to defer receipt of current income into the future and/or to accumulate capital on a tax-deferred basis for a planned future event. This voluntary plan can also provide the named executive officer with an effective tax planning vehicle and allow the officer to defer additional income for retirement. We offer this plan to provide a competitive and comprehensive total compensation package that is designed to attract and retain key executives. Under this plan, participants may defer the payment of both salary and annual cash incentives. A further description of the plan is set forth below under the "Non-qualified Deferred Compensation Table." In 2011, Ms. Mathew and Mr. Conti were the only named executive officers who elected to participate in the plan.

Non-qualified Retirement Benefits. All named executive officers participate in our non-qualified executive retirement plan, or ERP. The plan was designed to provide retirement income and disability benefits necessary to attract and retain the executives of the Company, including, in particular, those executives who join the Company in the middle of their career.

Additional details on the non-qualified retirement plans can be found in the section following the Pension Benefits Table.

Change in Control Benefits. Our change in control benefits enable our named executive officers to make decisions in the best interest of our shareholders without concern over their employment relationship. In the event of a change in control, unvested options become immediately vested and exercisable, and restrictions on restricted stock and restricted stock units immediately lapse. Cash benefits (such as base salary or annual incentive) do not become payable unless the executive's employment is terminated, as defined in our change in control agreement, within the twenty-four month period following a change in control event (including certain pre-change in control terminations that are directly related to a change in control).

We have change in control agreements with each of our named executive officers to provide additional benefits if the officer is terminated in connection with a change in control of D&B. Some of our current change in control agreements also provide a gross-up for any payments that are subject to excise taxes under Section 280G of the Internal Revenue Code. However, in 2010 this provision was removed for prospective executive officers of the Company. Therefore, while the agreements with Ms. Mathew and Mr. Vielehr have this provision, those with Messrs. Conti, Peirez and Veldran do not have this provision. A detailed description of the change in control agreements is set forth under the "Change in Control" section of this proxy statement.

We believe that the additional benefits provided by our change in control agreements are an important component of our named executive officers' total compensation packages and help protect shareholder interests in the event of a change in control. These benefits enable our officers to make decisions in the interest of our shareholders without concern over the impact on them personally. In addition, the agreements provide an incentive for the named executive officers to continue their employment with D&B during the change in control event, because cash benefits are only paid if the named executive officer is terminated without cause (or resigns for good reason) following the change in control. The named executive officer will not receive any benefits provided for in the change in control agreements if he or she voluntarily leaves D&B without good reason or terminates prior to a change in control.

Severance Benefits. We also provide our named executive officers with severance benefits if their employment is terminated as a result of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation, in each case not related to a change in control of D&B. Severance benefits are provided through our Career Transition Plan, in which all named executive officers participate. These same severance benefits are generally available to all employees of the Company. We believe that severance benefits are an important component of our named executive officers' total compensation package. They enable our program to remain competitive with the market for executive talent.

Detailed descriptions of our severance plans are set forth under the "Overview of Change in Control, Severance and Other Arrangements" section of this proxy statement.

External Benchmarking

Market data provides a reference and framework for decisions about the base salary, target annual cash incentives, and the appropriate level of long-term incentives to be provided to each named executive officer. However, due to year-over-year variability and the inexact science of matching and pricing executive jobs, we believe market data should be interpreted within the context of other important factors and should not be used as the sole criteria in determining a specific pay level. Therefore, in setting the target pay for named executive officers, market data was reviewed along with other factors, including: the scope of responsibility and accountability within the organization, prior experience, competencies, skills, and individual performance.

Market data also helps ensure our other executive compensation program components are competitive with market practice and trends. Therefore, we periodically review our stock ownership guidelines, deferred compensation plan, and supplemental retirement, severance, and change in control benefits against both our compensation comparison group as well as general industry.

Compensation Comparison Group. Our compensation comparison group includes 23 companies in financial services, business information and technology services. In consultation with Meridian Compensation Partners, our independent third party compensation consultant, the C&BC used these companies for the compensation comparison group because they:

- are broadly within the size range of D&B;
- have executive positions comparable to those of D&B requiring a similar set of management skills and experience; and/or
- are representative of organizations that compete with us for business or executive talent.

Our current and prior Chairmen and Chief Executive Officers were recruited from companies like those in our peer group referenced below and we continue to attract executive officer talent from comparable roles at companies whose size range and businesses are represented by our compensation comparison group. Although companies in our compensation comparison group may be larger than D&B from a revenue perspective, D&B ranks between the median and 65th percentile of the peer group in terms of market capitalization. Therefore, our Chairman and Chief Executive Officer is accountable for the leadership and growth of an enterprise whose market capitalization is very comparable to that of the chief executive officers in the compensation comparison group. For that reason, as well as for the qualitative criteria cited above, the C&BC views the compensation comparison group as an appropriate group for benchmarking purposes.

In addition to the above, companies were included in the compensation comparison group only if executive pay data were available either through Aon Hewitt Associate's Total Compensation Management™ proprietary compensation database or through publicly available proxy information.

For 2011, our compensation comparison group included the following companies:

2011 Compensation Comparison Group

Acxiom Corporation
Alliance Data Systems Corporation
Broadridge Financial Solutions, Inc.
CA, Inc.
Ceridian Corporation
Convergys Corporation
DST Systems, Inc.
Equifax, Inc.
Fair Isaac Corporation
Fiserv, Inc.
Global Payments, Inc.
IHS, Inc.
IMS Health, Inc.
The McGraw-Hill Companies, Inc.
Moneygram International, Inc.
Moody's Corporation
NCR Corporation
Paychex, Inc.
The Nielsen Company, B.V.
Northern Trust Corporation
Total System Services, Inc.
Unisys Corporation
Verisk Analytics, Inc.

Relative to last year, one company was deleted from the compensation comparison group for 2011 and four companies were added (in bold in the list above). Ameriprise Financial Incorporated was deleted since its revenue exceeds $8 billion, which is the upper limit for inclusion in our compensation comparison group as established by the C&BC. Four companies were added to ensure that an appropriate number of companies would be in the group on an ongoing basis for data comparison purposes. The four additions were companies whose revenue size was comparable to D&B's, *i.e.*, in the range of $1.1 billion to $2.1 billion, and who provide business-to-business, information or financial services to companies in domestic and international markets: IHS, Inc., Moneygram International, Inc., Paychex, Inc. and Verisk Analytics, Inc.

Each year our pay positioning and performance versus our compensation comparison group is reviewed by the C&BC. As noted in the "Corporate Governance" section of this proxy statement, the C&BC retained the services of Meridian to perform this review.

Consistent with prior years, in 2011 the C&BC analyzed:

- Base salary;
- Target and actual annual cash incentives;
- Target and actual annual total cash (*i.e.*, base salary plus target and actual annual cash incentive);
- Long-term incentives (grant date value);
- Target and actual total direct compensation (*i.e.*, target and actual annual total cash plus long-term incentives);
- Retirement benefits; and
- Target total compensation (target total direct compensation plus retirement benefits).

The analyses covered both unadjusted and regression size-adjusted data (adjusted for revenue size and market capitalization) to provide a comprehensive perspective of market pay. We focus on unadjusted data because we recruit new executive talent to grow our business from financial services, business information and technology services companies regardless of size. In addition, we strongly believe that there should be a link between a company's performance and its pay levels. Therefore, the analyses included the relationship between executive officer compensation and company performance over several years. As described earlier in the Executive Summary, this review focused on measures of growth and shareholder value creation.

2011 Base Salaries

As noted above, the base salaries provided to our named executive officers are reviewed by the C&BC annually and any adjustment to base salary is based on a number of factors and considerations. Based on the C&BC's review, three out of the seven named executive officers received a base salary increase in 2011 as noted below:

Name	Rationale	Market Position	Base Salary From	Base Salary To	Increase %	Effective
Sara Mathew	The C&BC increased Ms. Mathew's base salary as part of an overall multi-year objective to change her total compensation toward the market value of her role in line with her performance and leadership of the Company.	Below median pay positioning	$750,000	$800,000	6.7%	1/1/2011
Richard H. Veldran	Mr. Veldran's base salary was increased on 1/1/2011 in recognition of his performance in his position as Senior Vice President Global Reengineering and Chief Strategy Officer. After a transitional period, the C&BC increased Mr. Veldran's cash compensation effective the date of his assumption of the Chief Financial Officer position, which was 6/1/2011.	Below median pay positioning	$325,000 $335,000	$335,000 $380,000	3.1% 13.4%	1/1/2011 6/1/2011
Emanuele A. Conti	In consideration of his promotion to Chief Administrative Officer in addition to his role at the time of President, Europe, Latin America and Partnerships, the C&BC increased Mr. Conti's base salary as part of an overall change in total compensation toward the median market value of his new role.	Below median pay positioning	$330,000	$400,000	21.2%	1/1/2011

Annual Cash Incentive Plan

Through the annual cash incentive plan, about half of 2011 target total cash compensation was "at risk" since payment was based on performance against predetermined annual measures. Our named executive officers were designated by the C&BC as participants in our Covered Employee Incentive Plan, or CEIP, which is a shareholder approved plan.

Maximum Incentive Opportunity. On February 22, 2011, the C&BC established a maximum annual cash incentive opportunity of eight-tenths of one percent of our 2011 earnings before taxes for our Chairman and CEO and five-tenths of one percent of our 2011 earnings before taxes for each of our other named executive officers. Consistent with prior years, the C&BC selected earnings before taxes as the appropriate measure in setting the maximum incentive opportunity since it considers profitable revenue growth over time as a key driver in creating value for our shareholders. The percentages selected for our Chairman and CEO and for the balance of the named executive officers were deemed, based on historical results, to generate reasonable levels of maximum incentive opportunity given the nature and scope of our executive positions. Actual annual cash incentive payouts to our Chairman and CEO and our other named executive officers were less than these maximums as described below. In 2011, our earnings before taxes were $368.1 million. Therefore, the maximum annual cash incentive opportunity for our Chairman and CEO was $2,944,800 and for our other named executive officers the maximum was $1,840,500 per participant. The amounts determined by this formula represent the maximum value of the cash incentive that could have been paid to each of our named executive officers in 2011.

We established the maximum incentive opportunity in an effort to comply with the performance-based exemption available under Section 162(m) of the Internal Revenue Code and to enhance the likelihood that any cash amounts paid to our named executive officers under the CEIP will be fully deductible. We believe that the measure of earnings before taxes links directly to our objective of rewarding for financial goals that will drive shareholder value creation.

Actual Incentive Payout Targets. In determining whether to award the maximum annual cash incentive generated by the pre-tax earnings formula, the C&BC also considered performance against four measures weighted as follows:

- 40%—Company-wide core revenue growth;
- 20%—Growth in earnings per share before non-core gains and charges and operating income before non-core gains and charges;
- 20%—Customer satisfaction (an index measured by our Voice of the Customer Survey); and
- 20%—Strategy goal (comprising specific strategic measures related to the execution of our data strategy, strengthening our business model and establishment of our top- and bottom-line trajectories to achieve future growth and margin goals).

The above 60% weight allocated to growth in revenue, earnings per share, and operating income results is linked to our objective to provide profitable revenue growth year-over-year. Our customer satisfaction and strategy goals, assigned a total weight of 40%, are tied to our long-term objective of increasing the level of sustained revenue growth in 2012 and beyond. In our view, the allocation of these goals and weights appropriately balances our commitment to achieve strong financial results annually with our commitment to deliver on our long-term strategic objectives.

The range of incentive payout for each performance goal was 0% to 200% resulting in a potential annual cash incentive payment between 0% and 200% of the target incentive for each named executive officer. The performance measures for 2011 as well as the principles for assessing results were approved by the C&BC on February 22, 2011.

Individual Performance Adjustments. Actual cash incentive payments made to each named executive officer (other than our Chairman and CEO) were subject to a discretionary adjustment based on the results of the individual performance assessments conducted by our Chairman and CEO. Based on this assessment, judgment is applied relative to the individual's performance and demonstrated leadership. The C&BC approves all discretionary adjustments upon the recommendation of our Chairman and

CEO. The C&BC also performs a similar assessment of our Chairman and CEO and approves any adjustments based on that assessment. Such adjustments may positively or negatively impact the final award to the named executive officer for company performance. In no instance, however, will such adjustments exceed the maximum annual cash incentive opportunity generated by the pre-tax earnings formula described above. The C&BC may also approve adjustments to performance goals to include or exclude the impact of non-core gains and charges or extraordinary items.

Attainment of 2011 Performance Measures. In 2011, results against the four measures that the C&BC used to evaluate the level of the named executive officers' 2011 annual incentive payout for company performance were as follows:

Company Goal	Weight	Incentive Target	Result	Assessment
Company Core Revenue Growth (1)	40%	5% to 8%	5%	Overall core revenue growth was 5%, in line with our guidance and at the lower end of our target bonus range. North America core revenue growth was 1%, which is consistent with our low single digit expectations. North America's 2% growth in the second half offset mostly flat performance in the first half. This second half growth was driven by our S&MS and Hoover's businesses, which were both moved to our new technology platform. When coupled with the opportunities in the market for our Data-as-a-Service (or "DaaS") products, North America is better positioned for stronger performance in 2012. International grew 18% (2% organically, due to the acquisition of D&B Australia). This is consistent with our expectations of mid to high teens overall growth and low to mid single digit organic growth. Weakness in Japan throughout 2011 was offset by continued growth in our emerging markets. Our performance in China was very strong and we expect recent portfolio changes in Asia Pacific will strengthen that business even further. Based on these considerations, the C&BC assessed this result as below target or 75%.
Diluted EPS Growth . . (Before Non-core Gains or Charges) / Total Operating Income (Before Restructuring and One-time Technology Investment) (2)	20%	EPS 6% to 10% Op Inc 2% to 6%	EPS 10% Op Inc 4%	EPS growth for the year was at the upper end of the incentive target range. EPS growth was driven by operating income results, lower year-over-year interest expense and tax rate and the benefit of our discretionary share repurchase plan. Operating income was in the middle of the incentive target range reflecting our continued focus on tight expense controls and financial flexibility, which enabled us to step-up investment levels in the fourth quarter of 2011. We returned approximately $200 million of cash to shareholders in 2011, through dividends and share buybacks. For the full-year, we paid dividends totaling $70 million and repurchased $126 million of stock under our discretionary share repurchase program, which was about $50 million more than our original plans going into the year. Based on these considerations, the C&BC assessed this result as slightly above target or 110%.

Company Goal	Weight	Incentive Target	Result	Assessment
Customer Satisfaction Index (CSI)	20%	Target range up to +3 improvement	2.3 points of improvement	CSI improvement of 2.3 points was just below the upper end of the incentive target range. Our results were driven by improvement in 80% of the surveyed questions. 19 of our 21 channels and regions saw an increase in score over the prior year—a clear indication that our customers continue to see D&B becoming more customer-focused. In addition, customer response to the survey increased by one-third and represented our highest ever response rate to the survey. Based on these considerations, the C&BC assessed this result as below target or 80%.
Strategy	20%	Achievement of qualitative criteria related to establishing our 2012 trajectory, executing our data strategy and strengthening our business model	Results below qualitative criteria	Establish 2012 Trajectory: Results were below qualitative criteria. Our 2012 revenue guidance is about one point behind expectations. We expect mid to high single digit growth in North America, in particular, is sustainable, after we complete our MaxCV project. Expected margins of approximately 30% for 2012 are 100 basis points above 2009 and are on target with our expectations. Looking ahead to 2012, our expected performance is an improvement over 2011, with higher organic revenue growth, operating income and free cash flow, despite the higher investment behind MaxCV. This is a testament to the operating leverage of our business model, and provides a view into the potential for further acceleration in shareholder value as our top line improves. Execute Data Strategy: Results were below qualitative criteria. We met or exceeded all of the key milestones on two of the three key components of our MaxCV plan, *i.e.*, rationalizing our product portfolio and building a web service layer to enable faster and lower cost new product innovation. We did not meet all of the key milestones related to the third key component: building a new data supply chain to provide near real time data access for our customers. Under a revised project rollout plan, we now expect to have a fully functioning data supply chain (up and running) in one key market by the end of 2012 and at a total project cost of about $160 million. This is approximately $30 million above our previous expectations. Once the supply chain is functional in one market, the subsequent cut-over of all products across geographies to the new data supply chain is expected to occur over the course of 2013.

Company Goal	Weight	Incentive Target	Result	Assessment
				Strengthen Business Model: Results met qualitative criteria. In concert with our MaxCV initiative, we have sunset several legacy products in order to rationalize our portfolio. In addition, we divested two product lines, Purisma and a small supply management consulting business, both of which had little synergy with the rest of D&B. In International, we took several steps to streamline our Asia Pacific operations and drive improved profitability. We made two strategic moves to strengthen our S&MS business in China: 1) we acquired MicroMarketing, a provider of both traditional database and online interactive marketing solutions in China, which enables us to grow our Chinese database by 2.5 million records and scale our operations in this market; and 2) we sold our market research business in China, which was low margin and not scalable. Finally, we made the decision to partner our Japanese business, similar to our arrangements in Europe. We reached an agreement to sell our share of the high cost domestic business in Japan to our partner, TSR, while we retain the high margin cross border segment. For 2012, despite the lost revenue, we expect the operating income contribution from Japan will be higher. Based on these considerations, the C&BC assessed this overall result as below target or 65%.

(1) For 2011, our core revenue before the effect of foreign exchange grew 5%. We used this measure in our annual cash incentive plan. Total revenue for 2011, in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, increased 3%, and core revenue was up 5%, both on a GAAP basis and before the effect of foreign exchange. See Schedule I to this proxy statement for a quantitative reconciliation of total and core revenue in accordance with GAAP and the total and core revenue before the effects of foreign exchange. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2011 for a discussion of why we use core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

(2) For 2011, our diluted EPS attributable to D&B Common Shareholders grew 10% and our operating income increased 4%, both before non-core gains and (charges). We used this measure in our annual cash incentive plan. On a GAAP basis for 2011, we reported an increase in diluted EPS attributable to D&B Common Shareholders of 6% and an increase in operating income of 4%. See Schedules II and III to this proxy statement for a quantitative reconciliation of reported diluted EPS attributable to D&B Common Shareholders growth and operating income in accordance with GAAP to diluted EPS attributable to D&B Common Shareholders growth and operating income before non-core gains and charges for the 2011 and 2010 fiscal years. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business" in our Form 10-K for the year ended December 31, 2011 for a discussion of why we use Diluted EPS and operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

During the year, management met with the C&BC quarterly at four separate meetings and finally in February 2012 to discuss its quantitative and qualitative assessment of company performance and the appropriate level of aggregate reward for that performance.

Based on the overall quantitative and qualitative assessment of company performance as noted in the table above, the C&BC determined the final payout for 2011 company performance to be 81% of the target annual cash incentive opportunity. As noted earlier, under our annual cash incentive plan, the payout for company performance is combined with any positive or negative discretionary adjustments for individual performance and leadership to determine the final 2011 annual cash incentive payments to the named executive officers. The final 2011 awards approved by the C&BC did not include any adjustments for individual performance. The table below summarizes the final payouts to our named executive officers.

2011 Annual Cash Incentive

Executive Officer	Target	Award for Company Performance		Final Award (as reported in "Summary Compensation Table" in "Non-equity Incentive Plan Compensation" column)
		% of Target	Amount	
Sara Mathew	$1,040,000	81%	$842,400	$842,400
Richard H. Veldran	$ 263,790	81%	$213,670	$213,670
Byron C. Vielehr	$ 361,250	81%	$292,613	$292,613
Emanuele A. Conti	$ 300,000	81%	$243,000	$243,000
Joshua L. Peirez	$ 360,000	81%	$291,600	$291,600
Anastasios G. Konidaris (1)	$ 221,850	81%	$179,699	$179,699
George I. Stoeckert (1)	$ 261,000	81%	$211,410	$211,410

(1) The target incentive for both Messrs. Konidaris and Stoeckert reflect a pro rata annual bonus opportunity for their service from January 1, 2011 to July 31, 2011 at which time both named executive officers left the Company.

Long-term Equity Incentives

For 2011, long-term equity incentive compensation represented the largest component of the total compensation awarded to our named executive officers. The equity compensation was comprised of a grant of stock options (50% of the total long-term incentive value) and a target performance-based restricted stock unit opportunity (the remaining 50% of the total long-term incentive value).

In determining the amounts of the equity compensation awarded, the C&BC considered a variety of factors including: individual performance, competencies, skills, prior experiences, scope of responsibility and accountability within the organization, and our above median market pay positioning for variable pay versus comparable executive data in the compensation comparison group.

2011 Stock Option Grant. As shown in the Grants of Plan Based Awards Table below, we granted stock options to each of the named executive officers on March 1, 2011. The stock option grants represent 50% of the total economic value of the 2011 equity-based compensation. These grants were approved by the C&BC at its meeting on February 22, 2011. The total economic value of the 2011 stock option grants made to the named executive officers was the same as or less than 2010 with the exception of Ms. Mathew, who received an increase of $250,000 in the value of stock option grants in recognition of her continued leadership and development in the role of Chairman and CEO, and Mr. Conti, who received an increase of $125,000 in the value of stock option grants in recognition of his promotion to Chief Administrative Officer.

The timing of the March 1, 2011 stock option grants was on average twenty-two days later than the timing of previous years' annual grants. However, it was in keeping with our general practice of (1) having annual grants of stock options to all employees reviewed and approved by the C&BC at the start of the year (at the January or February meeting); and (2) setting the grant date associated with those options after our fourth quarter and year-end earnings release. Therefore, information about our most recent performance has been made public and that news is reflected in the stock price used to determine the exercise price of the stock options. In past years, the C&BC met as early as January to approve annual grants of stock options and set a grant date of five business days after our year-end earnings release, typically early February. In 2011, the C&BC met in February to approve all annual stock option grants and set a grant date of March 1, which was after our year-end earnings release and coincident with the grant date of our performance-based restricted stock units. Under this new approach, our Chairman and CEO was able to have a single conversation with each of the named executive officers about all annual equity grants made to such individual, including:

- A stock option grant made as part of the current year's (2011) total compensation opportunity;
- A performance-based restricted stock unit opportunity award to be paid in 2012 based on 2011 performance (see the "2011 Performance-based Restricted Stock Unit Opportunity" section of this proxy statement); and
- A restricted stock unit grant made in 2011 for the prior year's (2010) performance (see the "2011 Restricted Stock Unit Grant" section of this proxy statement).

This new approach to compensation planning is preferable to our practice in past years that split the conversation into two separate discussions. It is the Company's intention to follow this same timing in the future.

The exercise price of the 2011 stock option grant is $80.45, which was the mean of high and low trading prices for D&B stock on the date of grant. All stock options vest in four equal installments commencing on the first anniversary of the grant and have a ten-year term. We believe that this vesting schedule and option term, in conjunction with our stock ownership guidelines, encourages long-term behavior and allows the executive to build ownership in D&B over time.

2011 Performance-based Restricted Stock Unit Opportunity. At its meeting on February 22, 2011, the C&BC set a target dollar value for each named executive officer's restricted stock unit opportunity as set forth in the "Grants of Plan-based Awards Table." This dollar value represents the target dollar value of restricted stock units that our named executive officers could be awarded in 2012 based on attainment of the same company performance goals set forth under the annual cash incentive plan for 2011, including the Section 162(m) maximum generated by the pre-tax earnings formula as separately applied to the restricted stock unit opportunity. The maximum dollar award that our named executive officers may be awarded relative to their 2011 performance-based restricted stock unit opportunity was additionally capped by D&B's 3-year (2009-2011) total shareholder return, or TSR, performance versus that of the compensation comparison group and the S&P 500 (which we refer to as our external group) as follows:

D&B's 3-year (2009-2011) Total Shareholder Return (TSR) versus External Group	Maximum Award or Cap as % of Dollar Target
Less than 60th Percentile	100%
60th Percentile or Greater	Up to 200%

Based on attainment of the goals in the annual cash incentive plan and D&B's 3-year (2009-2011) TSR performance, our named executive officers received awards of restricted stock units on March 1, 2012 as approved by the C&BC on February 22, 2012. The number of restricted stock units granted is determined by dividing the dollar value earned by the average fair market value (*i.e.*, mean of high and low trading prices) of our common stock in a 30-day period prior to the C&BC meeting and approval date. Following the grant date, the restricted stock units are subject to time-based vesting as follows: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant.

The performance-based restricted stock unit award earned for 2011 was granted after the conclusion of the fiscal year and will be reported in the "Outstanding Equity Awards at Fiscal Year-end Table" in our 2013 proxy statement. The target opportunity value is reflected in the "Summary Compensation Table." For each of the named executive officers, the awards of restricted stock units were as noted below:

Executive Officer	2011 Target Opportunity	Award as % of Target Opportunity	2012 Earned Award	Number of Restricted Stock Units Granted
Sara Mathew	$1,725,000	81%	$1,397,250	17,477
Richard H. Veldran	$ 175,000	81%	$ 141,750	1,773
Byron C. Vielehr	$ 375,000	81%	$ 303,750	3,799
Emanuele A. Conti	$ 212,500	81%	$ 172,125	2,152
Joshua L. Peirez	$ 375,000	81%	$ 303,750	3,799
Anastasios G. Konidaris (1)	$ 375,000	Not Applicable	Not Applicable	Not Applicable
George I. Stoeckert (1)	$ 450,000	Not Applicable	Not Applicable	Not Applicable

(1) Messrs. Konidaris and Stoeckert were not eligible for a grant given they terminated their employment with the Company on July 31, 2011 of the performance year.

2011 Restricted Stock Unit Grant. On February 22, 2011, the C&BC approved grants of restricted stock units based on each named executive officer's 2010 performance-based restricted stock unit opportunity. For 2010, the performance-based restricted stock unit grant for each of the named executive officers was as follows:

Executive Officer	2010 Target Opportunity	Award as % of Target Opportunity	2011 Earned Award	Number of Restricted Stock Units Granted
Sara Mathew	$1,600,000	95%	$1,520,000	18,023
Richard H. Veldran	$ 175,000	95%	$ 166,250	1,971
Byron C. Vielehr	$ 375,000	95%	$ 356,250	4,224
Emanuele A. Conti	$ 150,000	95%	$ 142,500	1,689
Joshua L. Peirez	$ 375,000	95%	$ 356,250	4,224
Anastasios G. Konidaris	$ 450,000	95%	$ 427,500	5,069
George I. Stoeckert	$ 450,000	90%	$ 406,125	4,815

These awards were contingent on our 2010 performance against the same measures and performance goals that were used by the C&BC in determining payout under the 2010 annual cash incentive plan as described in our 2011 proxy statement. Since 2010 performance fell below the incentive targets set for that year, awards as a percentage of opportunity were 95% or less as discussed in more detail in our 2011 proxy statement.

These restricted stock units are subject to the same vesting schedule as the restricted stock unit grants described above: 20% on the first anniversary of the grant, 30% on the second anniversary of the grant and 50% on the third anniversary of the grant. These grants are reflected in the "Outstanding Equity Awards at Fiscal Year-end Table."

Employment Agreements

None of the named executive officers, including our CEO, have an employment agreement with the Company.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain officers unless certain specific and detailed criteria are satisfied. The C&BC believes that it is generally desirable and in the best interests of D&B to deduct compensation payable to our named executive officers. The C&BC considers the anticipated tax treatment to D&B and our named executive officers in its review and establishment of compensation programs and payments. The annual cash incentive program described above is intended to comply with the performance-based exemption available under Section 162(m) in order to enhance the likelihood that these amounts will be fully deductible. Compensation resulting from the exercise of stock options is also deductible, without regard to Section 162(m). However, notwithstanding the C&BC's efforts, no assurance can be given that compensation will be fully deductible under Section 162(m). In certain instances the C&BC has determined that it will not necessarily seek to limit compensation to pay that is only deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code places a number of restrictions on non-qualified deferred compensation plans such as our Key Employees' Non-qualified Deferred Compensation Plan, Executive Retirement Plan, severance plan and change in control agreements. The key restrictions include a six-month delay in the receipt of certain non-qualified payments upon termination and limiting an executive's ability to make changes in the timing and payment options. As a result, certain benefits discussed in this proxy statement may be subject to a six-month delay.

REPORT OF THE COMPENSATION & BENEFITS COMMITTEE

The C&BC has reviewed and discussed with management of D&B the Compensation Discussion & Analysis section of this proxy statement. Based on our review and discussions, we recommended to the Board of Directors, and the Board has approved, that the Compensation Discussion & Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Compensation & Benefits Committee

Michael R. Quinlan, *Chairman*
John W. Alden
Christopher J. Coughlin
Michael J. Winkler

February 22, 2012

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by or paid to our Chairman and CEO, each individual serving as Chief Financial Officer during any part of 2011, each of our other three most highly compensated executive officers and one other individual, for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer as of December 31, 2011, by the Company and our subsidiaries with respect to the fiscal year ended December 31, 2011. All of these individuals are collectively referred to as the named executive officers. For those who were also named executive officers in either of the two prior years, compensation earned or paid for fiscal years ending December 31, 2010, and December 31, 2009, is similarly provided.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(5)	Non-equity Incentive Plan Compensation ($)(1)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)(8)(9)(10)	Total ($)
Sara Mathew (11)	2011	800,000	0	1,725,000	1,262,946	842,400	1,988,073	48,503	6,666,922
Chairman and Chief Executive Officer	2010	750,000	0	1,600,000	975,902	926,250	1,318,422	14,765	5,585,339
("Principal Executive Officer")	2009	600,000	0	1,000,000	820,940	476,100	1,318,313	5,250	4,220,603
Richard H. Veldran (12)	2011	361,250	0	175,000	127,587	213,670	586,618	22,178	1,486,303
Senior Vice President and Chief Financial Officer ("Principal Financial Officer")									
Byron C. Vielehr (13)	2011	425,000	0	375,000	274,553	292,613	928,696	137,733	2,433,595
President, North America	2010	425,000	0	1,362,022	229,295	343,188	473,730	17,254	2,850,489
	2009	425,000	0	375,000	307,032	249,263	240,510	3,719	1,600,524
Emanuele A. Conti (14)	2011	400,000	0	212,500	155,042	243,000	712,343	435,954	2,158,839
Chief Administrative Officer & President, International									
Joshua L. Peirez (15)	2011	450,000	0	375,000	274,553	291,600	249,885	40,262	1,681,300
President, Global Product, Marketing and Innovation	2010	136,363	360,000	1,361,305	202,883	0	0	5,019	2,065,570
Anastasios G. Konidaris (16)	2011	262,500	0	375,000	274,553	179,699	453,884	147,570	1,693,206
Former Chief Financial Officer	2010	450,000	0	450,000	274,035	363,375	544,203	8,100	2,089,713
("Principal Financial Officer")	2009	441,667	0	450,000	364,125	263,925	297,790	3,500	1,821,007
George I. Stoeckert (17)	2011	291,667	0	450,000	329,464	211,410	0	237,146	1,519,687
Former President, North America	2010	500,000	150,000	450,000	274,035	406,125	229,460	5,373	2,014,993
	2009	250,000	225,000	753,450	821,465	0	0	0	2,049,915

(1) The amounts shown have not been reduced by any deferrals in 2011, 2010, or 2009 that the named executive officers may have made under qualified or non-qualified deferred compensation plans offered by D&B.

(2) Mr. Peirez received a sign-on bonus when hired on September 13, 2010. As part of his employment offer, Mr. Stoeckert received a guaranteed bonus representing the pro rata amount of his annual bonus in 2009 and a special cash award in 2010.

(3) The value shown represents the opportunity at target for an award of restricted stock units upon conclusion of the performance period as described above in our CD&A. The performance period is fiscal year 2011.

(4) For Messrs. Vielehr, Peirez and Stoeckert, the values shown also include the grant date fair value as calculated in accordance with GAAP, without regard to our forfeiture assumptions for the following awards. The value for restricted stock units granted to Mr. Vielehr on August 4, 2010 is $987,022, the value for restricted stock units granted to Mr. Peirez on September 13, 2010 is $986,305, and the value of the restricted stock granted to Mr. Stoeckert on July 1, 2009 is $528,450. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2010 and December 31, 2009.

(5) Amounts shown represent the aggregate grant date fair value of each year's awards, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal years ending December 31, 2011, December 31, 2010, and December 31, 2009. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In

addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(6) The amounts shown represent non-equity incentive plan payments received by the named executive officers pursuant to our cash incentive plan during the applicable year. For 2011, these cash awards were earned in the 2011 performance year and paid on March 15, 2012. All awards were 81% of their target annual cash incentive opportunity.

(7) Amounts represent the aggregate increase in the actuarial value of the named executive officers' qualified and non-qualified defined benefit plans accrued during the applicable year. These plans include the D&B Retirement Account Plan, the Pension Benefit Equalization Plan, and the Executive Retirement Plan. In 2011, 2010 and 2009, no executive received above-market or preferential earnings on non-qualified deferred compensation plan benefits. The actuarial value for Mr. Stoeckert decreased by $229,460 as a result of his July 31, 2011 termination.

(8) The amounts shown include our aggregate annual contributions for the account of each named executive officer under our tax qualified defined contribution plan, the D&B 401(k) Plan. In 2011, these amounts also include a one-time, supplemental employer match based on company performance. This same supplemental match was provided to all other participants in the D&B 401(k) Plan.

(9) The terms of the restricted stock units granted to the named executive officers provide for the accrual of dividends based on the same rate established from time to time for our common stock, settled in shares at the time the restrictions lapse on the corresponding restricted stock units. For 2011 and 2010, amounts shown include accrued dividends on restricted stock unit grants.

(10) We do not offer perquisites or other personal benefits to our named executive officers in excess of those offered to all employees generally.

(11) Included in the All Other Compensation for Ms. Mathew is a $1,000 team contest award.

(12) The 2011 salary for Mr. Veldran represents a pro rata amount of (i) $335,000, which was his salary from January 1, 2011 through May 31, 2011, and (ii) $380,000 from June 1, 2011 through December 31, 2011. His Non-equity Incentive Plan Compensation 2011 amount represents the earned amount on his pro rata target opportunity. Included in the All Other Compensation is a $1,000 team contest award.

(13) Included in the All Other Compensation for Mr. Vielehr is $98,302 related to relocation costs incurred beyond the Company's normal one year reimbursement period. This represents $53,653 for fees and home sale closing costs and $44,649 for tax assistance.

(14) Included in the All Other Compensation for Mr. Conti is $203,714 for tax-equalization and $102,393 for tax assistance related to his 2009 – 2010 international assignment, $74,067 for relocation and $24,214 for tax assistance at the conclusion of his international assignment and a $250 team contest award.

(15) The 2010 salary for Mr. Peirez represents the amount earned from his date of employment on September 13, 2010.

(16) With his termination effective July 31, 2011, Mr. Konidaris was no longer an executive officer of the Company. The 2011 salary for Mr. Konidaris represents the amount earned from January 1, 2011 through July 31, 2011. The 2009 salary for Mr. Konidaris represents the pro rata amount earned of $400,000 from January 1, 2009 through February 28, 2009, and $450,000 from March 1, 2009 through December 31, 2009. Included in the All Other Compensation for Mr. Konidaris is the Career Transition Plan salary continuation ($129,200) and a payment for accrued but unused vacation time through his termination date ($9,519).

(17) With his termination effective July 31, 2011, Mr. Stoeckert was no longer an executive officer of the Company. The 2011 salary for Mr. Stoeckert represents the amount earned from January 1, 2011 through July 31, 2011. Included in the All Other Compensation for Mr. Stoeckert is the Career Transition Plan salary continuation ($208,333) and a payment for accrued but unused vacation time through his termination date ($25,000). The 2009 salary for Mr. Stoeckert represents the amount earned from his date of employment on July 1, 2009.

In connection with the Summary Compensation Table, the following chart indicates the proportion of base salary, non-equity incentive plan compensation, and stock and option awards for 2011 for each of the named executive officers separately as a percentage of their respective total compensation. The following table is intended to supplement and not replace the Summary Compensation Table:

Salary, Non-equity Incentive Plan Compensation, and Stock and Option Awards as a Percent of Total Compensation (excluded from the amounts and percentages below, but included in total compensation, are the values in the "Bonus," "Change in Pension Value and Non-qualified Deferred Compensation Earnings" and "All Other Compensation" columns)

Name	Salary		Non-equity Incentive Plan Compensation		Stock & Option Awards		Total Compensation	
	$	%	$	%	$	%	$	%
Sara Mathew	800,000	12.0%	842,400	12.6%	2,987,946	44.8%	6,666,922	100%
Richard H. Veldran	361,250	24.3%	213,670	14.4%	302,587	20.4%	1,486,303	100%
Byron C. Vielehr	425,000	17.5%	292,613	12.0%	649,553	26.7%	2,433,595	100%
Emanuele A. Conti	400,000	18.5%	243,000	11.3%	367,542	17.0%	2,158,839	100%
Joshua L. Peirez	450,000	26.8%	291,600	17.3%	649,553	38.6%	1,681,300	100%
Anastasios G. Konidaris	262,500	15.5%	179,699	10.6%	649,553	38.4%	1,693,206	100%
George I. Stoeckert	291,667	19.2%	211,410	13.9%	779,464	51.3%	1,519,687	100%

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth a summary of all grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2011:

Name	Grant Date (1)	Committee Approval Date (1)	Estimated Possible Payouts Under Non-equity Incentive Plan Awards (2) Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards (3) Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)	Exercise or Base Price of Option Awards ($/sh) (7)	DNB Closing Price on Grant Date ($/sh)
Sara Mathew	01/01/2011	12/15/2010	1,040,000	2,080,000							
	03/01/2011	02/22/2011						78,200	1,262,946	80.45	79.80
		02/22/2011			1,725,000	3,450,000					
Richard H. Veldran (8)	01/01/2011	02/22/2012	263,790	527,580							
	03/01/2011	02/22/2011						7,900	127,587	80.45	79.80
		02/22/2011			175,000	350,000					
Byron C. Vielehr	01/01/2011	12/15/2010	361,250	722,500							
	03/01/2011	02/22/2011						17,000	274,553	80.45	79.80
		02/22/2011			375,000	750,000					
Emanuele A. Conti	01/01/2011	12/15/2010	300,000	600,000							
	03/01/2011	02/22/2011						9,600	155,042	80.45	79.80
		02/22/2011			212,500	425,000					
Joshua L. Peirez	01/01/2011	12/15/2010	360,000	720,000							
	03/01/2011	02/22/2011						17,000	274,553	80.45	79.80
		02/22/2011			375,000	750,000					
Anastasios G. Konidaris (9)	01/01/2011	12/15/2010	221,850	443,700							
	03/01/2011	02/22/2011						17,000	274,553	80.45	79.80
		02/22/2011			375,000	750,000					
George I. Stoeckert (9)	01/01/2011	12/15/2010	261,000	522,000							
	03/01/2011	02/22/2011						20,400	329,464	80.45	79.80
		02/22/2011			450,000	900,000					

(1) The annual grant process for stock options and restricted stock units is discussed above in our "Compensation Discussion & Analysis," or CD&A.

(2) The amounts shown represent the range of non-equity incentive opportunities for each named executive officer under our CEIP. A detailed description of these non-equity plan-based awards is set forth above in our CD&A.

(3) For 2011, each named executive officer had the opportunity to be awarded a grant of restricted stock units after the conclusion of the fiscal year as described above in our CD&A including the discretionary adjustment component for individual performance. The 2011 performance-based restricted stock unit opportunity was a target opportunity expressed in dollars, not a number of units, as noted in the table above. Awards were determined by the C&BC at its meeting on February 22, 2012; the dollar value and number of units actually granted for each named executive officer's award is noted in our CD&A above. The target opportunity is included in the "Stock Awards" column of the "Summary Compensation Table."

(4) Restricted stock units granted in 2011 in connection with the 2010 performance period, as discussed in the CD&A, were reflected as the target opportunity value in the Summary Compensation Table for 2010 and are included in the Outstanding Equity Table. There were no other stock awards granted.

The 2011 restricted stock unit awards vest as follows: 20% on the first anniversary of the date of grant, an additional 30% on the second anniversary of the date of grant and the remaining 50% on the third anniversary of the date of grant.

If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted stock units. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested restricted stock units become fully vested as of the termination date. The grants for Messrs. Konidaris and Stoeckert were forfeited upon their termination of employment on July 31, 2011.

(5) On February 22, 2011, the C&BC approved stock option grants to each of our named executive officers under our 2009 SIP. All stock options are non-qualified, become exercisable in four equal installments commencing on the first anniversary of the date of grant, and have an

expiration date of ten years from the date of grant.

If a named executive officer's employment with D&B terminates for any reason other than death, disability or retirement, any exercisable option may only be exercised during the 90-day period following the date of termination under our 2009 SIP. If a named executive officer's employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the shorter of the remaining term of the options or five years after the date of termination. The grants for Messrs. Konidaris and Stoeckert were forfeited upon their termination of employment on July 31, 2011.

(6) Amounts shown represent the grant date fair value, as calculated in accordance with GAAP, without regard to our forfeiture assumptions. For more information on how we value stock-based awards (including assumptions made in such valuation), refer to "Note 11. Employee Stock Plans" in the "Notes to Consolidated Financial Statements" in our Form 10-K for the fiscal year ending December 31, 2011. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

(7) In accordance with our 2009 SIP, all stock options have an exercise price equal to the mean of the high and low trading prices of D&B common stock on the date of grant.

(8) The incentive target for Mr. Veldran reflects a pro rata target for the year. As approved by the C&BC on December 15, 2010, Mr. Veldran's incentive target as of January 1, 2011 was $234,500. After a transitional period, the C&BC on February 22, 2012 approved an increase in Mr. Veldran's incentive target to $285,000 effective June 1, 2011 which was the date of his promotion to Chief Financial Officer.

(9) The non-equity incentive targets for Messrs. Konidaris and Stoeckert represent the January 1, 2011–July 31, 2011 portion of the full year target approved by the C&BC. The equity incentive plan awards were forfeited upon their July 31, 2011 termination of employment from the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth a summary of all outstanding equity awards held by each of our named executive officers as of December 31, 2011:

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Sara Mathew	02/12/2003	56,500	0	34.165	02/12/2013		
	02/09/2004	54,300	0	53.300	02/09/2014		
	02/25/2005	43,000	0	60.535	02/25/2015		
	02/09/2006	35,100	0	71.275	02/09/2016		
	02/08/2007	33,200	0	88.040	02/08/2017		
	03/01/2007	50,000	0	88.330	03/01/2017		
	02/06/2008	33,525	11,175	88.365	02/06/2018		
	02/04/2009	25,000	25,000	79.580	02/04/2019		
	02/11/2010	17,450	52,350	70.540	02/11/2020		
	03/01/2011	0	78,200	80.450	03/01/2021		
	03/04/2009					5,986	
	03/01/2010					6,875	
	03/01/2011					18,023	
							2,311,050
Richard H. Veldran	02/09/2004	1,800	0	53.300	02/09/2014		
	02/25/2005	4,300	0	60.535	02/25/2015		
	02/09/2006	7,000	0	71.275	02/09/2016		
	02/09/2006	5,200	0	71.275	02/09/2016		
	02/08/2007	4,200	0	88.040	02/08/2017		
	02/06/2008	3,675	1,225	88.365	02/06/2018		
	02/04/2009	4,350	4,350	79.580	02/04/2019		
	02/11/2010	1,900	5,700	70.540	02/11/2020		
	03/01/2011	0	7,900	80.450	03/01/2021		
	03/04/2009					762	
	03/01/2010					1,203	
	03/01/2011					1,971	
							294,531
Byron C. Vielehr	08/02/2005	48,300	0	63.870	08/02/2015		
	02/09/2006	14,300	0	71.275	02/09/2016		
	02/08/2007	13,500	0	88.040	02/08/2017		
	02/06/2008	12,600	4,200	88.365	02/06/2018		
	02/04/2009	9,350	9,350	79.580	02/04/2019		
	02/11/2010	4,100	12,300	70.540	02/11/2020		
	03/01/2011	0	17,000	80.450	03/01/2021		
	03/04/2009					2,245	
	03/01/2010					2,578	
	08/04/2010					14,340	
	03/01/2011					4,224	
							1,750,049
Emanuele A. Conti	06/30/2003	5,134	0	41.070	06/30/2013		
	02/09/2004	1,500	0	53.300	02/09/2014		
	02/25/2005	3,900	0	60.535	02/25/2015		
	02/09/2006	2,800	0	71.275	02/09/2016		
	02/08/2007	2,600	0	88.040	02/08/2017		
	02/06/2008	2,775	925	88.365	02/06/2018		
	02/04/2009	2,800	2,800	79.580	02/04/2019		
	02/11/2010	1,625	4,875	70.540	02/11/2020		
	03/01/2011	0	9,600	80.450	03/01/2021		
	03/04/2009					567	
	03/01/2010					1,121	
	12/15/2010					6,580	
	03/01/2011					1,689	
							745,082
Joshua L. Peirez	09/13/2010	4,100	12,300	68.780	09/13/2020		
	03/01/2011	0	17,000	80.450	03/01/2021		
	09/13/2010					11,472	
	03/01/2011					4,224	
							1,174,532

Pursuant to the terms of our 2000 and 2009 Stock Incentive Plans, upon their termination of employment on July 31, 2011, Messrs. Konidaris and Stoeckert forfeited all rights to and interests in their unvested restricted stock, restricted stock units and stock options. Any vested stock options remained exercisable during the 30-day period following the date of termination for awards under the 2000 SIP (granted before May 5, 2009) or 90-day period following the date of termination for awards under our 2009 SIP (granted on or after May 5, 2009).

(1) Stock options granted to the named executive officers prior to February 9, 2004 become exercisable in three equal annual installments commencing on the third anniversary of the date of grant. Stock options granted to the named executive officers on or after February 9, 2004 become exercisable in four equal annual installments commencing on the first anniversary of the date of grant. If employment terminates for any reason other than death, disability or retirement, any exercisable option may only be exercised during the 30-day period following the date of termination under the 2000 SIP (awards granted before May 5, 2009) or 90-day period under our 2009 SIP (awards granted on or after May 5, 2009). If employment is terminated for death or disability after the first anniversary of the date of grant, the option will immediately vest in full and may thereafter be exercised during the lesser of five years following the date of termination or the original expiration date. If a named executive officer retires after the first anniversary of the date of grant, unvested stock options will continue to vest and unexercised vested options may be exercised during the lesser of the remaining term of the options or five years after the date of termination.

(2) Grants of restricted stock and restricted stock units vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date. The only exceptions are the August 4, 2010 grant for Byron Vielehr and the December 15, 2010 grant for Emanuele Conti, which will vest 50% on the third anniversary of the date of grant, 25% on the fourth anniversary of the date of grant and 25% on the fifth anniversary of the date of grant. If the named executive officer's employment with D&B terminates for any reason prior to the first anniversary of the grant date or for any reason (excluding death, disability or retirement) on or after the first anniversary of the grant date, the named executive officer forfeits all rights to and interests in the unvested restricted stock or restricted stock units. If a named executive officer is terminated due to retirement, death or disability on or after the first anniversary of the grant date, any unvested stock or stock units become fully vested as of the termination date.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the number of shares acquired and the value realized by the named executive officers upon the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2011:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#) (1)**	**Value Realized on Vesting ($) (1)**
Sara Mathew	175,000	5,899,500	11,070	770,004
Richard H. Veldran	0	0	1,494	122,307
Byron C. Vielehr	0	0	4,331	355,213
Emanuele A. Conti	0	0	1,714	142,699
Joshua L. Peirez	0	0	2,923	183,404
Anastasios G. Konidaris	16,600	60,410	4,041	330,879
George I. Stoeckert	0	0	2,345	179,578

(1) The terms of the restricted stock units granted to the named executive officers provide for the accrual of dividends based on the same rate established from time to time for our common stock, settled in shares at the time the restrictions lapse on the corresponding restricted stock units. Amounts shown include the accrued dividends on restricted stock unit grants.

PENSION BENEFITS TABLE

The following table sets forth a summary of the defined benefit pension benefits for each named executive officer as of December 31, 2011:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Sara Mathew	Executive Retirement Plan	10.0	7,524,423	0
	Pension Benefit Equalization Plan	4.8	277,351	0
	Retirement Account	4.8	95,005	0
Richard H. Veldran	Executive Retirement Plan	8.3	1,506,921	0
	Pension Benefit Equalization Plan	2.8	18,516	0
	Retirement Account	2.8	40,278	0
Byron C. Vielehr	Executive Retirement Plan	6.5	2,318,987	0
	Pension Benefit Equalization Plan	0.9	18,005	0
	Retirement Account	0.9	19,451	0
Emanuele A. Conti	Executive Retirement Plan	8.6	1,703,830	0
	Pension Benefit Equalization Plan	3.0	23,658	0
	Retirement Account	3.0	44,846	0
Joshua L. Peirez	Executive Retirement Plan	1.3	249,885	0
	Pension Benefit Equalization Plan	0.0	0	0
	Retirement Account	0.0	0	0
Anastasios G. Konidaris	Executive Retirement Plan	6.5	1,737,002	0
	Pension Benefit Equalization Plan	1.3	12,036	0
	Retirement Account	1.3	24,519	0
George I. Stoeckert	Executive Retirement Plan	2.1	0	0
	Pension Benefit Equalization Plan	0.0	0	0
	Retirement Account	0.0	0	0

Our pension plans for executives are as follows:

- A tax qualified cash balance pension plan, referred to as the Retirement Account;
- A non-qualified excess benefit plan, referred to as the Pension Benefit Equalization Plan, or PBEP; and
- The Executive Retirement Plan, or ERP.

The above plans were either frozen or closed as described below in the summary for each plan.

Under the Retirement Account and PBEP, years of credited service are counted starting one year after date of hire. Under the ERP, years of credited service are counted as of the date of hire to ensure that the named executive officer can attain a competitive retirement benefit at normal retirement age.

The following actuarial assumptions were used in the calculation of the benefits in the Pension Benefits Table:

- The present value of the accumulated benefit column reflects the value of the accrued pension benefit payable at normal retirement under each plan in which the executive participates as of December 31, 2011;
- Normal retirement is defined as age 65 in the Retirement Account and PBEP. The ERP does not define normal retirement so the values reflect payment at the first age at which unreduced benefits are payable from the plan or age 55;
- The interest rate as of December 31, 2011 was 4.05% and the mortality is based on the RP2000 Healthy Annuitant table projected to 2019 mortality; and
- Present values at assumed retirement ages are discounted to each individual's current age using an interest only discount with no mortality.

Normal forms of payment have been reflected for each plan unless the named executive officer has elected a lump sum in either the PBEP or ERP. Mr. Vielehr has a lump-sum election in effect for both the PBEP and ERP. The interest rates used to value the lump sum at the assumed retirement date are the December 2011 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2012 per plan provisions.

Retirement Account. The Retirement Account was frozen for all of our employees effective July 1, 2007 and the plan was closed to new participants. The accrued benefit in the Retirement Account for all non-vested participants active as of June 30, 2007 became 100% vested. As a result of the pension freeze, no additional benefits have accrued under the Retirement Account, although existing balances will continue to accrue interest.

The Retirement Account's normal retirement age is 65, although participants age 55 or older with at least ten years of service can elect to retire early. Upon termination of employment, a vested participant can elect to immediately receive 50% of his or her benefit as a lump sum or annuity, with the residual 50% being paid at age 55 or later. In addition, if a participant meets the requirements for an Early or Normal Retirement, the participant can elect to receive 50% of his or her benefit as a lump sum and the remainder as an annuity or his or her entire benefit as an annuity. The single life annuity option provides the highest monthly dollar amount under the Retirement Account. A participant can elect other annuity options that provide lower monthly dollar amounts because they are reduced to provide participants with an actuarial equivalent value.

Pension Benefit Equalization Plan. Effective July 1, 2007, the PBEP was also frozen for all of our employees and the plan was closed to new participants. As a result of the freeze, no additional benefits will accrue under this plan, although existing balances will continue to accrue interest.

Executive Retirement Plan. The ERP was offered to our key management employees designated by our Chief Executive Officer who are responsible for the management, growth or protection of our business. Effective January 1, 2011, the plan became closed to new participants. The C&BC made this decision after a review of market practice and in light of trends in good governance. Current participants will continue to accrue a benefit in accordance with plan rules. The ERP provides a target annual benefit equal to 4% of a participant's average final compensation (salary plus actual cash incentive) for each of the first 10 years of service to a maximum benefit percentage of 40% of the participant's average final compensation. This benefit is reduced by 15% for vested participants who leave prior to age 55 or who were age 50 or over as of July 1, 2007. Average final compensation is equal to the participant's highest consecutive 60 months of compensation out of his or her last 120 months. A participant is 100% vested in the applicable benefit upon completion of five years of participation in the plan.

The target annual benefit payment from the ERP is offset by any pension benefits earned in the Retirement Account, PBEP or any other pension plan sponsored by D&B or one of its affiliates and the participant's estimated Social Security retirement benefit. Compensation used in determining the ERP benefit includes base salary, cash bonus payments, commissions, bonus buyouts as a result of job changes and lump-sum payments in lieu of merit increases. The normal form of benefit payment under the ERP is a Straight Life Annuity for single participants and a fully subsidized joint and 50% survivor annuity for married participants. However, participants have the option to elect to receive a portion of their benefit as a lump-sum payment. The lump-sum election is only valid if the participant remains employed by D&B for 12 consecutive calendar months following the date of his or her election.

The interest rates used to value the lump sum at the assumed retirement date are the December 2011 Code section 417(e) segment rates and the mortality assumption is the Code section 417(e) mortality table for 2012. Benefit payments under the ERP begin on the later of attainment of age 55 or the first of the month following the date a participant retires. If a participant dies while actively employed, his or her spouse is entitled to receive 50% of the benefit that otherwise would have been payable to the participant at age 55. If a participant dies while receiving benefit payments, the surviving spouse receives a benefit equal to 50% of what the participant was receiving. In the event a participant becomes totally and permanently disabled, he or she will receive annual disability payments equal to 60% of his or her compensation offset by any other disability income the participant is receiving.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth a summary of the non-qualified deferred compensation benefits of each named executive officer as of December 31, 2011:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FY ($)
Sara Mathew	Key Employees' Non-qualified Deferred Compensation Plan	897,086	0	145,743	0	5,087,140
Richard H. Veldran	Key Employees' Non-qualified Deferred Compensation Plan	0	0	(5,185)	0	284,609
Byron C. Vielehr	Key Employees' Non-qualified Deferred Compensation Plan	0	0	0	0	0
Emanuele A. Conti	Key Employees' Non-qualified Deferred Compensation Plan	40,000	0	(1,687)	0	140,469
Joshua L. Peirez	Key Employees' Non-qualified Deferred Compensation Plan	0	0	0	0	0
Anastasios G. Konidaris	Key Employees' Non-qualified Deferred Compensation Plan	0	0	0	0	0
George I. Stoeckert	Key Employees' Non-qualified Deferred Compensation Plan	0	0	0	0	0

Key Employees' Non-qualified Deferred Compensation Plan. The Key Employees' Non-qualified Deferred Compensation Plan, or NQDCP, is a voluntary plan which allows participants to defer, in 5% increments, up to 75% of their base salary and 100% of their annual cash incentive payments or restricted stock unit awards. Participants may elect to enroll in the NQDCP each calendar year, but once their elections are made they are irrevocable for the covered year. Participants can elect to invest their deferrals in the same investment funds that are offered in our 401(k) Plan. Participants can elect to transfer their balances among other funds on a daily basis subject to our Insider Trading Policy. All amounts deferred by our named executive officers in prior years have been reported in the Summary Compensation Table in our previously filed proxy statements in the year earned, provided the individual was a named executive officer for that year for purposes of the SEC's executive compensation disclosure.

At the time the participant elects to enroll he or she must also indicate the timing of the distribution of his or her deferral. Participants may elect to receive their payments at a specified time period following their deferral (deferral must be for a minimum of three years) or upon their termination of employment. Distributions paid for a specified time period deferral are paid in a lump sum. Distributions paid upon termination can be paid in a lump sum, five annual installments or ten annual installments. In addition, lump-sum payments are made in the event of a participant's death or disability and upon a change in control of D&B.

The investment earnings received are based on the performance of their selected investment funds noted in the following table:

Investment Fund Option	2011 Annual Return
BTC Balanced Index	4.73%
BTC International Equity Index	-11.83%
BTC Mid and Small Cap Index	-3.50%
BTC S&P 500 Index	2.19%
Black Rock Small Cap Growth	0.22%
Fidelity Blue Chip Growth	-2.56%
Fidelity Diversified International	-13.62%
Fidelity Equity Income	-4.54%
Fidelity Low Price Stock	0.06%
Munder Mid Cap Core Growth	-0.77%
Northern Small Cap Value	-0.61%
Perkins Mid Cap Value	-2.43%
PIMCO Total Return	4.16%
Stable Value Fund	3.06%
D&B Stock Fund	-6.85%
BTC LifePath Retirement	4.37%
BTC LifePath 2015	3.20%
BTC LifePath 2020	1.86%
BTC LifePath 2025	0.73%
BTC LifePath 2030	-0.09%
BTC LifePath 2035	-0.95%
BTC LifePath 2040	-1.73%
BTC LifePath 2045	-2.55%
BTC LifePath 2050	-3.28%

OVERVIEW OF CHANGE IN CONTROL, SEVERANCE AND OTHER ARRANGEMENTS

Change in Control

Each of our named executive officers is a party to a change in control agreement that provides for certain benefits upon an actual or constructive termination of employment in connection with a change in control of D&B.

Change in Control Agreement. If, within twenty-four months following a change in control, the named executive officer is terminated other than for cause or by reason of death or disability, or the named executive officer terminates his or her employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the named executive officer shall be entitled to receive:

- a lump-sum payment equal to three times the sum of base salary and the annual target cash incentive then in effect;
- continuation of health and life benefits for three years;
- outplacement consulting in an amount equal to the lesser of 20% of the sum of the executive's base salary plus the annual target cash incentive then in effect and $100,000;
- an additional three years of credited service (with total service not to exceed 10 years) and inclusion of the lump-sum payment described above in calculating the accrued benefits under the ERP;
- a prorated annual target cash incentive for the year in which the change in control occurs and a full target cash incentive for all other cash incentive plans in effect at the time of termination including performance-based restricted stock unit opportunity; and
- payment of any excise taxes due in respect of the foregoing benefits (only for executives hired before July 1, 2010).

After a review of market trends and consideration of its value within the context of the objectives of our executive compensation program, effective July 1, 2010, the C&BC approved the elimination of the excise tax payment prospectively for any new change in control agreements entered into between the Company and newly appointed executive officers.

Stock Incentive Plan. According to our 2009 Stock Incentive Plan, in the event of a change in control and unless otherwise specified in an award agreement, equity in the form of unvested options becomes immediately vested and exercisable, restrictions on restricted stock and restricted stock units immediately lapse and other equity awards become payable as if targets for the current period were met at 100%.

Executive Retirement Plan and Pension Benefit Equalization Plan. In addition, upon a change in control, all participants under the ERP would receive a minimum 20% benefit, and the payment of all benefits under both the ERP and PBEP must be made within 30 days of a change in control.

Severance Arrangements

Career Transition Plan. Each of our named executive officers participates in the Career Transition Plan, or CTP.

The CTP generally provides for the payment of benefits if an eligible executive's employment terminates by reason of a reduction in force, job elimination, unsatisfactory performance (not constituting cause, as defined in the CTP) or a mutually agreed-upon resignation. The CTP does not apply to terminations of employment in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) if an offer of employment at a comparable base salary is made to the employee by the surviving or acquiring entity.

In the event of an eligible termination, a named executive officer will be paid 40 to 52 weeks of base salary continuation at the rate in effect at the time of termination (half these number of weeks if the executive is terminated by D&B for unsatisfactory performance not constituting cause), payable on the dates the executive's salary would have been paid if employment had not terminated. For the named executive officers, all of whom earn base salaries in excess of $300,000, the number of weeks of base salary continuation is based on years of service with the Company at the time of termination: less than five years, 40 weeks; five years but less than ten years, 48 weeks; and ten years or more, 52 weeks.

In addition, the executive will receive continued medical and dental insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by D&B. Should the executive obtain reemployment prior to the conclusion of the salary continuation period, only 50% of the remaining base salary continuation would be paid to the executive as a lump sum.

Except in the case of a termination by D&B for unsatisfactory performance, the executive also will receive a prorated portion of the actual cash incentive for the year of termination that otherwise would have been payable to the executive under the annual cash incentive plan. To be eligible, the executive must be employed for at least six full months during the calendar year of termination.

The Company's Plan Benefits Committee has delegated authority to our Chief Administrative Officer, or, in the event no one holds such title, our Chief Human Resources Officer, to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP. Any increase or reduction of severance benefits paid to a named executive officer requires consultation with the Company's General Counsel.

Detrimental Conduct Program

We maintain a detrimental conduct program which, upon receipt of an equity-based award, requires participants, including the named executive officers, to sign a detrimental conduct agreement. That agreement requires participants to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of named executive officers), they engage in "detrimental conduct." Included in the definition of detrimental conduct are working for a competitor, disclosing confidential D&B information and acting otherwise than in the interests of D&B. The detrimental conduct agreements also provide D&B with the right to seek injunctive relief should the employee engage in detrimental conduct. Participants who do not sign a detrimental conduct agreement forfeit their equity-based award.

Potential Post-employment Compensation Table

The following table summarizes the potential post-employment compensation that is or may become payable to our named executive officers pursuant to the plans and arrangements described above upon an actual or constructive termination of the named executive officer's employment or a change in control of D&B. The information set forth in the following table is calculated using the assumptions listed below, and the triggering events are defined in the applicable plans and agreements. The amounts shown represent summary estimates for the various components based on these assumptions and do not reflect any actual payments to be received by the named executive officers. The components that may be applicable in calculating the post-employment compensation amount include:

- Payments related to base salary and target cash bonus;
- Payments related to vested and unvested stock options and outstanding restricted stock and restricted stock units;
- Payments related to retirement benefits such as the ERP and PBEP;
- Value of health and welfare benefits; and
- Value of other benefits such as outplacement and tax gross-up.

Triggering Event & Value ($)	Sara Mathew	Richard H. Veldran	Byron C. Vielehr	Emanuele A. Conti	Joshua L. Peirez
If Voluntary Termination	13,382,999	239,490	2,602,840	372,598	24,805
% Already Earned	*100%*	*100%*	*100%*	*100%*	*100%*
Forfeitures	*1,348,661*	*318,984*	*1,802,816*	*765,996*	*1,248,947*
If Termination is Due to Disability	18,033,738	3,328,609	7,236,566	4,718,572	6,566,088
% Already Earned	*74%*	*7%*	*36%*	*8%*	*0%*
Forfeitures	*1,348,661*	*147,490*	*316,082*	*126,388*	*316,082*
If Termination is Due to Death	10,088,971	645,484	3,479,608	1,313,207	1,325,085
% Already Earned	*100%*	*37%*	*75%*	*28%*	*2%*
Forfeitures	*1,348,661*	*147,490*	*316,082*	*126,388*	*316,082*
If Involuntary Termination without Cause or Quit for Good Reason	15,235,323	794,596	3,367,773	1,053,106	740,439
% Already Earned	*88%*	*30%*	*77%*	*35%*	*3%*
Forfeitures	*1,348,661*	*318,984*	*1,802,816*	*765,996*	*1,248,947*
If Involuntary Termination for Cause	5,858,576	239,490	657,752	372,598	24,805
% Already Earned	*100%*	*100%*	*100%*	*100%*	*100%*
Forfeitures	*8,873,084*	*318,984*	*3,747,904*	*765,996*	*1,248,947*
If Change in Control Termination Occurs	32,049,675	6,010,453	13,432,961	7,936,661	6,408,369
% Already Earned	*42%*	*4%*	*19%*	*5%*	*0%*
Forfeitures	*0*	*0*	*0*	*0*	*0*

The amounts in the above table represent the total value of the potential post-employment compensation and the percentages below each amount in the above table indicate how much of that total value has already been earned by the named executive officer irrespective of the particular triggering event (*i.e.*, the value the named executive officer has already earned and would be entitled to in the event of a termination). The remainder is the incremental value payable to the executive as a result of the specific triggering event. For example, the total value of Ms. Mathew's potential post-employment compensation in the event of a termination due to disability is $18,033,738; approximately 74% of that total, or $13,382,999, has already been earned irrespective of the particular triggering event (*e.g.*, value of vested stock options and part of the value of defined benefit plans) and the approximately 26% remaining, or $4,650,739, is the value due exclusively to the triggering event.

In addition, we have indicated the total value of compensation forfeited as a result of the triggering event. For example, Ms. Mathew would forfeit $1,348,661 in the event of a voluntary termination, which consists entirely of forfeited restricted stock and restricted stock units.

In calculating the amounts set forth in the above table, we have made the following assumptions:

1. **Date and Stock Price.** Except for Messrs. Konidaris and Stoeckert, both of whom left the Company on July 31, 2011, the date of the triggering event was December 31, 2011, and the stock price as of the triggering event was $74.83, the closing price of our common stock on December 30, 2011.

2. **Severance.** For all executives, we assumed the following severance payments are payable:

   - Involuntary termination without cause:
     - The amount varies based on years of service. Ms. Mathew is entitled to 52 weeks; Messrs. Conti, Veldran and Vielehr are entitled to 48 weeks; and Mr. Peirez is entitled to 40 weeks. If the termination is for unsatisfactory performance, then all of the named executive officers are entitled to one-half of the benefits cited. The calculation in the above table reflects the full benefit entitlement.
   - Involuntary termination for cause:
     - No benefit is provided.
   - Change in control termination:
     - Three times the sum of annual base salary plus target annual cash incentive for all of the named executive officers.

3. **Target Annual Cash Incentive.** Consistent with the applicable plans and agreements, such as the Covered Employee Incentive Plan, Career Transition Plan and Company's change in control agreement:

   - No benefit is provided for a voluntary termination or involuntary termination for cause.
   - In the event of a termination due to death or disability, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
   - For an involuntary termination without cause, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served and factored by performance.
   - In the event of a termination of employment in connection with a change in control, all of the named executive officers are provided with one times their target annual cash incentive prorated for the period served in addition to the severance benefits noted above.

   Assumption for period served in all of the above is twelve months and performance factor assumption is 100%.

4. **Treatment of Outstanding Equity**

   - Unvested stock options, restricted stock and restricted stock units are generally forfeited in the event of either a voluntary or involuntary termination, unless the named executive officer is eligible for "Retirement" as defined in the 2000 Stock Incentive Plan or 2009 Stock Incentive Plan, as applicable, and the unvested equity was granted twelve months or more before termination.

- Generally, unvested stock options, restricted stock and restricted stock units granted twelve months or more prior to a termination due to death or disability vest immediately and unvested equity granted within twelve months of termination due to death or disability are forfeited.
- In the event of a change in control of D&B, all unvested stock options, restricted stock and restricted stock units vest immediately.
- As discussed above under the heading "Detrimental Conduct Program," D&B maintains a detrimental conduct program pursuant to which a named executive officer may forfeit all rights to the proceeds of the named executive officer's equity-based award if the named executive officer engages in detrimental conduct as defined in the program.

5. **Factors Influencing Potential Post-employment Pension Benefit Payments**

- ***Voluntary Termination:*** A termination date of December 31, 2011 is assumed and all payments, except for a Retirement Account lump-sum payment, will begin at age 55. Messrs. Veldran, Conti and Peirez are not vested in their ERP pension benefits, so their respective pension benefit is zero in every triggering event other than a change in control and termination due to disability.
- ***Termination Due to Disability:*** Assumption is made that each named executive officer would remain disabled until age 65. The value of the ERP plan is increased to reflect the additional years of benefit accrual up to age 65. The ERP also has a disability benefit which pays an annuity equal to 60% of their pre-disability income, less any disability plan benefit, for each year up through age 65.
- ***Termination Due to Death:*** Assumption is made that the age of payout reflects the age of the named executive officer's beneficiary, assuming that the payments would commence to the beneficiary when the named executive officer would have attained age 55. The value of the ERP plan is the lump-sum present value payable to the beneficiary at the assumed age.
- ***Involuntary Termination without Cause or Resignation for Good Reason:*** Payments under the Retirement Account, PBEP and ERP are the same as under voluntary termination.
- ***Involuntary Termination for Cause:*** Payments under the Retirement Account and PEBP are the same as under voluntary termination. Under the terms of the ERP, no benefit is due.
- ***Change in Control Termination:*** Retirement Account benefit amount remains the same as under voluntary termination. ERP benefits are greater since, under the change in control provisions, up to three years of service and compensation are added to the calculation. However, when additional service is added to actual service, total service cannot exceed ten years. Further, the PBEP and ERP use a more favorable interest rate to calculate the lump-sum payment. In addition, all benefits are paid as a lump sum and are made as soon as possible after the change in control, versus age 55 in the other triggering events.

6. **Deferred Compensation.** All of the triggering events include D&B's contributions plus any earnings in the qualified defined contribution plan (*i.e.*, our 401(k) Plan).

7. **Excise Tax.** For all the named executive officers except Messrs. Conti, Peirez and Veldran, the change in control triggering event includes any excise tax and gross-up due to the Internal Revenue Service.

In addition to the above, Messrs. Konidaris and Stoeckert, who ceased employment on July 31, 2011, have the following compensation under the Company's Career Transition Plan in connection with their involuntary termination without cause:

- Mr. Konidaris received $138,719 (shown in the All Other Compensation column of the Summary Compensation Table) and $179,699 (shown in the Non-equity Incentive Plan Compensation column of the Summary Compensation Table) for 2011 and will receive $117,434 for 2012; and

- Mr. Stoeckert received $233,333 (shown in the All Other Compensation column of the Summary Compensation Table) and $211,410 (shown in the Non-equity Incentive Plan Compensation column of the Summary Compensation Table) for 2011 and will receive $296,282 for 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and certain of our officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are required by SEC regulation to furnish D&B with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to D&B, we believe that during 2011 all Section 16(a) filing requirements applicable to our insiders were complied with.

OTHER MATTERS

We know of no matters, other than those referred to herein, which will be presented at the Annual Meeting. If, however, any other appropriate business should properly be presented at the meeting, the persons named in the form of proxy will vote the proxies in accordance with their best judgment.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

The information under the captions "Report of the Audit Committee" and "Report of the Compensation & Benefits Committee" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other D&B filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate these reports by reference therein.

The information on our website (*www.dnb.com*) is not, and shall not be deemed to be, a part of this proxy statement or incorporated into any other filings we make with the SEC.

SHAREHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

Shareholder proposals intended to be included in our proxy statement for the Annual Meeting of Shareholders in 2013 must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 no later than November 27, 2012. We will consider written proposals received by that date in accordance with regulations governing the solicitation of proxies.

Under our by-laws, shareholder proposals for the 2013 Annual Meeting of Shareholders that are not intended to be included in our proxy statement must be received by our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708 between January 9, 2013 and February 8, 2013.

For a shareholder seeking to nominate a candidate for our Board of Directors, notice must be provided in writing to our Corporate Secretary at The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, New Jersey 07078-2708. The notice must describe various matters regarding the nominee, including, among other things, name, age and business address of the nominee, certain monetary arrangements between the nominee and the nominating shareholder, and the nominee's written consent to being named in the proxy statement and to serving as a director if elected, and other specified matters. For a shareholder seeking to bring other business before a shareholder meeting, the written notice must include, among other things, a description of the proposed business, the text of the proposal, the reasons for conducting such business at the meeting, any material interest in such business of the proposing shareholder, and other specified matters. In each case, the notice must also include information regarding the proposing shareholder, including the name and address of such shareholder and class and number of shares owned by such shareholder. The specific requirements that are summarized in this paragraph may be found in our by-laws.

Any shareholders desiring a copy of our by-laws will be furnished one without charge upon written request to our Corporate Secretary or they may obtain a copy from the Corporate Governance information in the Investor Relations section of our website (*http://investor.dnb.com*). A copy of our current by-laws is also filed as an exhibit to our Current Report on Form 8-K filed on May 6, 2011 and is available at the SEC website (*www.sec.gov*).

SCHEDULE I

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF TOTAL REVENUE TO CORE REVENUE AND THE EFFECT OF FOREIGN EXCHANGE ON CORE REVENUE GROWTH

	For The Year Ended December 31, 2011	2010	Growth Rate
	($ in millions)		
Total Revenue	$1,758.5	$1,676.6	5%
Less: Revenue from Divested Businesses	—	32.9	N/M
Core Revenue (1)	$1,758.5	$1,643.7	7%
Less: Effect of Foreign Exchange			2%
Core Revenue Before the Effect of Foreign Exchange			5%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2011 for a discussion of our use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

N/M = Not Meaningful

SCHEDULE II

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B COMMON SHAREHOLDERS TO DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO D&B COMMON SHAREHOLDERS BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2011	2010	Growth Rate
Diluted EPS Attributable to D&B Common Shareholders (Reported)	$ 5.28	$ 4.98	6%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(0.29)	(0.19)	
Impaired Intangible Assets	(0.04)	(0.25)	
Strategic Technology Investment	(0.69)	(0.55)	
Settlement of Legacy Pension Obligation	(0.06)	—	
Gain on Disposal of North American Self-Awareness Solutions Business	—	0.28	
Gain (Loss) on Investment	(0.16)	—	
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition	—	0.04	
Effect of Legacy Tax Matters	0.10	0.25	
Tax Benefit on a Loss on the Tax Basis of a Legal Entity	0.17	—	
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	—	(0.26)	
Diluted EPS Attributable to D&B Common Shareholders Before Non-Core Gains and (Charges) (1)	$ 6.25	$ 5.66	10%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2011 for a discussion of our use of Diluted EPS before non-core gains and (charges) and why management believes this measure provides useful information to investors.

SCHEDULE III

THE DUN & BRADSTREET CORPORATION

RECONCILIATION OF REPORTED OPERATING INCOME TO OPERATING INCOME BEFORE NON-CORE GAINS AND (CHARGES)

	For The Year Ended December 31,		
	2011	2010	Growth Rate
	($ in millions)		
Operating Income (Reported)	$424.8	$409.1	4%
Impact of Non-Core Gains and (Charges):			
Restructuring Charges	(22.1)	(14.8)	
Impaired Intangible Assets	(3.3)	(20.4)	
Settlement of Legacy Pension Obligations	(5.1)	—	
Strategic Technology Investment	(44.8)	(36.5)	
Operating Income Before Non-Core Gains and (Charges) (1)	$500.1	$480.8	4%

(1) See "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations:* How We Manage Our Business" in our Form 10-K for the year ended December 31, 2011 for a discussion of our use of operating income before non-core gains and (charges) and why management believes this measure provides useful information to investors.

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Exhibit A

AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE DUN & BRADSTREET CORPORATION

The text of Article EIGHTH of the Company's Amended and Restated Certificate of Incorporation as proposed to be amended by Proposal No. 4 is set forth below, with proposed additions indicated by underscore.

EIGHTH: Any action required or permitted to be taken by the holders of the Common Stock of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors, or upon the written request made in accordance with and subject to the corporation's By-Laws by holders of record of not less than forty percent (40%) of the voting power of all outstanding shares of Common Stock of the corporation.

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Exhibit B

AMENDMENTS TO THE FOURTH AMENDED AND RESTATED BY-LAWS OF THE DUN & BRADSTREET CORPORATION

The text of Section 2 of ARTICLE I of the Company's Fourth Amended and Restated By-Laws as proposed to be amended by Proposal No. 4 is set forth below. Proposed additions are indicated by underscore and proposed deletions are indicated by strike-outs.

ARTICLE I—STOCKHOLDERS

Section 2. **Special Meeting.** ~~Special meetings of the stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the Amended and Restated Certificate of Incorporation, by the Secretary or any other officer, whenever directed by the Board of Directors or by the Chief Executive Officer. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.~~ (A) Special meetings of the stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the Amended and Restated Certificate of Incorporation, by the Secretary of the Corporation or any other officer (i) whenever directed by the Board of Directors or by the Chief Executive Officer, or (ii) upon the written request to the Secretary of the Corporation (a "Special Meeting Request") in accordance with these By-Laws by holders of record of not less than forty percent (40%) of the voting power of all outstanding shares of Common Stock of the Corporation (the "Requisite Percent").

(B) In order for a special meeting upon stockholder request (a "Stockholder Requested Special Meeting") to be called in accordance with clause (A) above, one or more Special Meeting Requests stating the purpose or purposes of the special meeting and the matters proposed to be acted upon thereat must be signed and dated by the Requisite Percent of record holders of Common Stock (or their duly authorized agents), must be delivered to the Secretary of the Corporation and accompanied by the information, representations and agreements required by Section 11(A)(2) or 11(B) of these By-Laws, as applicable, as to any business proposed to be conducted and any nominations proposed to be presented at such special meeting and as to the stockholder(s) requesting the special meeting (including the beneficial owners on whose behalf the request is made). Only business within the purpose or purposes described in the Special Meeting Request may be conducted at a Stockholder Requested Special Meeting; *provided, however,* that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any Stockholder Requested Special Meeting. Upon receipt by the Secretary of the Corporation of the Special Meeting Request, the Board of Directors shall fix the date of the Stockholder Requested Special Meeting which shall be held at such day and hour as the Board of Directors may fix, but not more than 90 days after the receipt of the Special Meeting Request (provided that such request complies with all applicable provisions of these By-Laws), and due notice is given thereof in accordance with Section 3 of Article I of these By-Laws.

(C) In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary of the Corporation will be considered together only if each such Special Meeting Request (x) identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting, as determined in good faith by the Board of Directors, and (y) has been dated and delivered to the Secretary of the Corporation within sixty (60) days of the earliest dated Special Meeting Request. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. Any disposition by a requesting stockholder after the date of the Special Meeting Request of any shares of Common Stock of the Corporation (or of beneficial ownership of such shares by the beneficial owner on whose behalf the request was made) shall be deemed a revocation of the Special Meeting Request with respect to such shares, and each requesting stockholder and the applicable beneficial owner shall certify to the Secretary of the Corporation on the day prior to the Stockholder Requested Special Meeting as to whether any such disposition has occurred. If the unrevoked valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting. If none of the stockholders who submitted the Special Meeting Requests appears or sends a duly authorized agent to present the matters to be presented for consideration that were specified in the Special Meeting Request, the Corporation need not present such matters for vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(D) Notwithstanding the foregoing, a Stockholder Requested Special Meeting shall not be held if: (i) the Special Meeting Request does not comply with these By-Laws; (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) the Special Meeting Request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting; (iv) an identical or substantially similar item (a "Similar Item"), as determined in good faith by the Board of Directors (and for the purposes of this clause (iv), the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), was presented at a meeting of stockholders held not more than 120 days before the Special Meeting Request is received by the Secretary of the Corporation; (v) the Board of Directors or the Chief Executive Officer has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Special Meeting Request is received by the Secretary of the Corporation and the business to be conducted at such meeting is a Similar Item, as determined in good faith by the Board of Directors; or (vi) such Special Meeting Request was made in a manner that involved a violation of the proxy rules of the Securities and Exchange Commission or other applicable law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2011
Commission file number 1-15967

The Dun & Bradstreet Corporation
(Exact name of registrant as specified in its charter)

Delaware	**22-3725387**
(State of incorporation)	**(I.R.S. Employer Identification No.)**
103 JFK Parkway, Short Hills, NJ	**07078**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (973) 921-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**
Preferred Share Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

As of June 30, 2011, the aggregate market value of all shares of Common Stock of The Dun & Bradstreet Corporation outstanding and held by nonaffiliates* (based upon its closing transaction price on the New York Stock Exchange Composite Tape on June 30, 2011) was approximately $3.710 billion.

As of January 31, 2012, 47,721,808 shares of Common Stock of The Dun & Bradstreet Corporation were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders, scheduled to be held on May 9, 2012 are incorporated into Part III of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the registrant. Such exclusions will not be deemed to be an admission that all such persons are "affiliates" of the registrant for purposes of federal securities laws.

INDEX

PART I

PART II

PART III

PART IV

PART I

Item 1. *Business*

Overview

The Dun & Bradstreet Corporation ("D&B" or "we" or "our" or the "Company") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for 170 years. Our global commercial database as of December 31, 2011 contained more than 205 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which transforms commercial data into valuable insight which is the foundation of our global solutions that customers rely on to make critical business decisions.

D&B provides solution sets that meet a diverse set of customer needs globally. Customers use D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; D&B Sales & Marketing Solutions™ to provide services to enhance customers' marketing databases to increase revenue from new and existing customers; and D&B Internet Solutions™ to convert prospects into clients by enabling business professionals to research companies, executives and industries.

Our Aspiration and Our Strategy

D&B is a company committed to delivering Total Shareholder Return ("TSR"). To achieve this objective, we remain focused on three key drivers of TSR over time: revenue growth; margin expansion; and maintaining a disciplined approach to deploying our free cash flow. These have been the central drivers of our success, and they will remain the key areas of focus for us going forward. We continue to execute our strategy in the following ways:

- First, we remain focused on the commercial marketplace and continuing to be the world's largest and best provider of insight about businesses. This is reflected in our aspiration, which is "To be the most trusted source of commercial insight so our customers can Decide with Confidence®."
- Second, maintaining our fundamental competitive advantage in the marketplace (i.e., data quality), we will continue to improve our data quality (better coverage and accuracy) and provide new sources of insight. To accomplish this, we are investing in a new technology platform that is scalable and far more agile, and will allow us to more readily provide innovative new products so we can meet emerging customer demands faster, and at a much lower cost over time.
- Third, we will leverage our data assets to enhance our products and services within our three solution sets: Risk Management Solutions business ("RMS"), Sales & Marketing Solutions business ("S&MS") and Internet Solutions.

Our strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can Decide with Confidence®. These core competitive advantages include our:

- Trusted Brand;
- DUNSRight Quality Process;
- Winning Culture; and
- Financial Flexibility.

For the reasons described below, we believe that these core competitive advantages will continue to drive our growth and profitability going forward.

Trusted Brand

The D&B® brand dates back to the founding of our company in 1841. We believe that the D&B brand is unique in the marketplace, standing for trust and confidence in commercial insight; our customers rely on D&B and the quality of our brand when they make critical business decisions. The Hoover's ® brand is also very well respected within its customer segment and we will seek to further leverage both brands going forward.

DUNSRight Quality Process

DUNSRight is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company.

The foundation of our DUNSRight Quality Process is Quality Assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards.

In addition, our five DUNSRight Quality Drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The process works as follows:

- **Global Data Collection** brings together data from a variety of sources such as company trade data, banking information, court and legal filings, business registries, publications, telephone interviews and company financial statements, worldwide;
- We integrate the data into our database through our patented **Entity Matching** process, which produces a single, more accurate picture of each business using proprietary methods that consider sound, meaning, geographic location, and unique semantic capabilities for complex challenges such as Asian writing systems;
- We apply the **D-U-N-S® Number** as a unique and consistent means of identifying and tracking a business globally throughout every step in the life and activity of the business;
- We use **Corporate Linkage** to enable our customers to view their total risk or opportunity across related businesses; and
- Finally, our **Predictive Indicators** use statistical techniques to rate a business's past performance, to predict how a business is likely to perform in the future or to describe endemic risk.

Winning Culture

Our culture is focused on developing strong leaders, because we believe that great leadership drives great results, improves customer satisfaction and helps increase TSR. To build such leadership, we have developed and deployed a consistent, principles-based leadership model throughout our Company.

Our leadership development process ensures that team members, which include our management and employees, performance goals and financial rewards are linked to our strategy. In addition, we link a component of the compensation of each of our senior leaders to our overall financial results. Our leadership development process also enables team members to receive ongoing feedback on their performance goals and on their leadership. All team members are expected to focus on their own personal development, build on their leadership strengths and work on their areas of development.

We have a talent assessment process that provides a framework to assess and improve skill levels and performance and acts as a tool to aid talent development and succession planning. We also administer an employee engagement survey that enables team members worldwide to provide feedback on areas that will improve their performance, drive customer satisfaction and evolve our winning culture.

Financial Flexibility

Financial Flexibility is an ongoing process that reallocates spending from low-growth or low-value activities to activities that create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. We are committed through this process to examining how every dollar is spent and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. In executing our Financial Flexibility process, we seek to improve, standardize, consolidate and automate our business functions.

Segments

Effective January 1, 2011, we began reporting our business through three segments:

- North America (which consists of our operations in the United States ("U.S.") and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan, China and India); and
- Europe and other International Markets (which primarily consists of our operations in the United Kingdom ("UK"), the Netherlands, Belgium, Latin America and our Worldwide Network).

The following table presents the contribution by segment to total revenue and core revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Total Revenue:			
North America	71%	75%	78%
Asia Pacific	15%	10%	8%
Europe and Other International Markets	14%	15%	14%
Core Revenue:			
North America	71%	75%	78%
Asia Pacific	15%	10%	8%
Europe and Other International Markets	14%	15%	14%

Prior to January 1, 2011, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the U.S. and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

We conduct business internationally through our wholly-owned subsidiaries, joint ventures that we hold a majority interest in, independent correspondents, strategic relationships through our D&B Worldwide Network ® and minority equity investments. Since 2000, we have entered into strategic relationships with strong local players throughout the world that we do not control and who have become part of our D&B Worldwide Network, operating under commercial agreements. Our D&B Worldwide Network enables our customers globally to make business decisions with confidence, because we incorporate data from the members of the D&B Worldwide Network into our database that is subject to our DUNSRight quality assurance standards, and utilize it in our customer solutions. Our customers, therefore, have access to a more powerful database and global solution sets that they can rely on to make their business decisions. Over the last few years, we have strengthened our position internationally through majority-owned joint ventures, for example, in China and India.

In connection with our strategy, we acquire complementary businesses, products and technologies. For example:

- In 2009, we acquired substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operations ("ICC") and we acquired a 90% equity interest in RoadWay

International Limited ("RoadWay"), the leading provider of integrated services of direct marketing in China. As part of the RoadWay transaction, D&B Huaxia, our existing joint venture company with Huaxia in China, transferred its Sales & Marketing Solutions business to RoadWay;

- In 2010, we acquired a 100% equity interest in D&B Australia; and
- In 2011, we acquired a 100% interest in MicroMarketing, a leading provider of direct and digital marketing services in China.

Segment data and other information for the years ended December 31, 2011, 2010 and 2009 are included in Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our Customer Solutions and Services

Risk Management Solutions

Risk Management Solutions is our largest customer solution set, accounting for 63%, 62% and 60% of our total revenue for the years ended December 31, 2011, 2010 and 2009, respectively. Within this customer solution set, we offer traditional and value-added solutions. Our Traditional Risk Management Solutions, which include our DNBi® product line, as well as reports from our database which are used primarily for making decisions about new credit applications, constituted 74% of our Risk Management Solutions revenue and 47% of our total revenue for the year ended December 31, 2011. Our Value-Added Risk Management Solutions, which constituted 20% of our Risk Management Solutions revenue and 12% of our total revenue for the year ended December 31, 2011, generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Risk Management Solutions help customers increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

- Should I extend credit to this new customer?
- What credit limit should I set?
- Will this customer pay me on time?
- How can I avoid supply chain disruption?
- How do I know whether I am in compliance with regulatory acts?

Our principal Risk Management Solutions are:

- DNBi, our interactive, customizable online application that offers customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis. We are also focused on helping more customers protect their business from risk through additions to the DNBi suite of products including:
  - — DNBi Professional, providing a simple three-step credit evaluation process to help small businesses make better credit decisions;
  - — DNBi Corporate, offering flexible pricing options allowing credit departments of all sizes to get just the data and options they need; and
  - — Portfolio Risk Manager for DNBi, a new module that allows DNBi users to create strategic "one -click" analytic reports to see risk and opportunity across their customer base;
- Various business information reports (e.g., our Business Information Report, our Comprehensive Report, and our International Report, etc.) that are consumed in a transactional manner across multiple platforms such as DNB.com; and

- eRAM, our enterprise solution for large global and domestic customers for automated decisioning and portfolio analytics.

Certain solutions are available on a subscription pricing basis, including our DNBi subscription pricing plan. Our subscription pricing plans represent a larger portion of our revenue, provide increased access to our risk management reports and data to help customers increase their profitability while mitigating their risk.

Sales & Marketing Solutions

Sales & Marketing Solutions is our second-largest customer solution set, accounting for 30%, 29% and 28% of our total revenue, respectively, for each of the years ended December 31, 2011, 2010 and 2009. Within this customer solution set, we offered traditional and value-added solutions. Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. These solutions constituted 36% of our Sales & Marketing Solutions revenue and 11% of our total revenue for the year ended December 31, 2011.

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions, including data management solutions like Optimizer (our solution to cleanse, identify and enrich our customers' client portfolios) and products introduced as part of our Data-as-a-Service (or "DaaS") Strategy, which integrates our data directly into the applications and platforms that our customers use every day. Customer Relationship Management ("CRM") is our first area of focus, with D&B360, which helps CRM customers manage their data, increase sales and improve customer engagement. Beyond CRM, D&B Direct, a software Application Programming Interface (API), enables data integration inside enterprise applications such as ERP, and enables master data management. The vision for DaaS is to make D&B's data available wherever and whenever our customers need it, thereby powering more effective business processes.

The Value-Added Sales & Marketing Solutions constituted 64% of Sales & Marketing Solutions revenue and 19% of our total revenue for the year ended December 31, 2011. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion of trends in this customer solutions set.

Our Sales & Marketing Solutions help customers increase revenue from new and existing customers by helping them answer questions such as:

- Who are my best customers?
- How can I find prospects that look like my best customers?
- How can I exploit untapped opportunities with my existing customers?
- How can I allocate sales force resources to revenue growth potential?

Our principal Sales & Marketing Solutions are:

- Our customer data integration solutions, which are solutions that cleanse, identify, link and enrich customer information with our DUNSRight Quality Process. Our D&B Optimizer™ solution, for example, uses our DUNSRight Quality Process to transform customer prospects and files into up-to-date, accurate and actionable commercial insight, enabling a single customer view across multiple systems and touchpoints, such as marketing and billing databases, and better enabling a customer to make sales and marketing decisions; D&B360®, which integrates our data into third-party CRM applications; and D&B Direct™, an API that enables developers to build D&B data into their enterprise applications.
- Our Direct Marketing Lists, which benefit from our DUNSRight Quality Process to enable our customers to create an accurate and comprehensive marketing campaign.

Internet Solutions

Our Internet Solutions business provides highly organized, efficient and easy-to-use products that address the online sales and marketing needs of professionals and businesses, including information on companies, industries and executives, integration tools that bring this information into the day-to-day workflow of our customers, and research and advice regarding starting up and managing a business.

Internet Solutions, primarily representing the results of our Hoover's business, accounted for 7% of our total revenue for each of the years ended December 31, 2011, 2010 and 2009, respectively. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K for a discussion on trends in this customer solutions set.

Growth of our Internet Solutions business depends upon the development of improved and new products targeted to our primary customer segments, as well as the development of Internet products targeted to the needs of customer segments outside our core audience.

Hoover's, primarily a prospecting tool, provides information on public and private companies, and on industries and executives, sales, marketing and research professionals worldwide. The database includes industry and company briefs, information on competitors, corporate financials, executive contact information, current news, including social media and research, family trees, and contact information including biographies. Hoover's subscribers access the data online via the subscription service Hoover's Online®. As part of our Strategic Technology Investment, which we refer to as "MaxCV" for Maximizing Customer Value, we are migrating customers to newer, and higher performing platforms, such as Hoover's, while we are shutting down legacy products that will not be supported by our new data supply chain.

Our Internet Solutions help customers convert prospects to clients faster by providing a workflow solution to answer questions such as:

- How do I identify prospects and better prepare for sales calls?
- Who are the key senior-level decision makers?
- How does the prospect compare to others in their industry?

Our principal Internet Solutions are:

- Our subscription solutions delivered online through Hoover's Online (such as "Researcher®," "Prospector™," "Relationship Manager™," "Executive," and our First Research industry data solution) and via electronic data feeds;
- Our advertising and e-marketing solutions provided through *www.hoovers.com*, *www.firstresearch.com* and related Internet sites; and
- Licensing of Hoover's proprietary content to third-party content providers.

Our Sales Force

We rely primarily on our sales force of approximately 2,200 team members worldwide to sell our customers solutions, of which approximately 1,100 were in our North American segment and 1,100 were in our international segments as of December 31, 2011. Our sales force includes relationship managers and solution specialists who sell to our strategic and commercial customers, telesales teams, a team that sells to federal, state and local governments, and a team that sells to resellers of our solutions and our data. Our global sales force is also a source of competitive advantage, which allows us to effectively serve large, medium and small sized customers.

Our Customers

We believe that different size customers have different needs and require different skill sets to service them. Accordingly, we are organized to effectively serve each of our large, medium and small sized customers. Our principal customers are banks and other credit and financial institutions, manufacturers, wholesalers, retailers, government agencies, insurance companies and telecommunication companies, as well as sales, marketing and business development professionals. None of our customers accounted for more than 10% of our 2011 total revenue or of the revenue of our North American, Asia Pacific or Europe and other International Markets segments. Accordingly, neither we nor any of our segments is dependent on a single customer, such that a loss of any one would have a material adverse effect on our consolidated annual results of operations or the annual results of any of our segments.

Competition

We are subject to highly competitive conditions in all aspects of our business. However, we believe no competitor offers our complete line of solutions or can match our global data quality resulting from our DUNSRight Quality Process.

In North America, we are a market leader in our Risk Management Solutions business in terms of revenue. We compete with our customers' own internal business practices by continually developing more efficient alternatives to our customers' risk management processes to capture more of their internal spend. We also directly compete with a broad range of companies, including consumer credit companies such as Equifax, Inc. and Experian Information Solutions, Inc. ("Experian"), which have traditionally offered primarily consumer information services, but also offer products that combine consumer information with business information as a tool to help customers make credit decisions with respect to small businesses.

We also compete in North America with a broad range of companies offering solutions similar to our Sales & Marketing Solutions. Our direct competitors in Sales & Marketing Solutions include companies such as Equifax and infoGROUP. In addition, we face competition in data services from our customers' own internal development and from data quality software solutions.

In our Internet Solutions, Hoover's competition varies based on the size of the customer and the level of spending available for services such as Hoover's Online. On the high end of product pricing, Hoover's Researcher, Hoover's Prospector and Hoover's Relationship Manager products compete with other business information providers such as infoGROUP. New, less established entrants are also pursuing some of these same customers. On the lower end of product pricing, our Hoover's Essentials™ Ecommerce-enabled product, as well as the Hoovers Acquisition free site mainly compete with advertising-supported Internet sites, and other free or low-priced information sources, such as Yahoo! Finance and MarketWatch, Inc.

Outside the U.S., the competitive environment varies by region and country, and can be significantly impacted by the legislative actions of local governments.

In Europe, our direct competition is primarily local, such as Experian in the UK and Graydon in Belgium and the Netherlands. We believe that we offer superior solutions when compared to these competitors because of our DUNSRight Quality Process. In addition, the Sales & Marketing Solutions landscape is both localized and fragmented throughout Europe, where numerous local players of varying size compete for business.

In Asia, we face competition in our Risk Management Solutions business from a mix of local and global providers. For example, we compete with Sinotrust in China, which is majority owned by Experian, with Veda in Australia and with Experian in India. In addition, as in Europe, the Sales & Marketing Solutions landscape throughout Asia is localized and fragmented.

We also face significant competition from the in-house operations of the businesses we seek as customers, other general and specialized credit reporting and business information services, and credit insurers. For example, in certain international markets, such as Europe, some credit insurers have identified the provision of credit information as an additional revenue stream. In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services.

As discussed in "Our Aspiration and Our Strategy" above, we believe that our Trusted Brand, our DUNSRight Quality Process, our Winning Culture and our Financial Flexibility form a powerful competitive advantage.

Our ability to continue to compete effectively will be based on a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our existing and new products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring) and sources of data not publicly available;
- Leverage MaxCV to significantly improve our value proposition for customers in order to make D&B's data available wherever and whenever our customers need it, as well as our brand perception and the value of our D&B Worldwide Network®;
- Maintain those third-party relationships on whom we rely for data and certain operational services; and
- Attract and retain a high-performing workforce.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications. These rights, in the aggregate, are of material importance to our business. We also believe that the D&B name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, copyrights, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protection thereof throughout the world.

Unless the context indicates otherwise, the names of our branded solutions and services referred to in this Annual Report on Form 10-K are trademarks, service marks or registered trademarks or service marks owned by or licensed to us or one or more of our subsidiaries.

We own patents and patent applications both in the U.S. and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology, especially technology pertaining to our proprietary DUNSRight Quality Process such as our proprietary methods for data curation and Identity Resolution, through the filing of patent applications is a prudent business strategy, and we will continue to seek to protect those assets for which we have expended substantial capital. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patents and/or patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third parties and later asserted against us. Where appropriate, we may also consider asserting or cross-licensing our patents.

Employees

As of December 31, 2011, we employed approximately 5,100 team members worldwide, of which approximately 2,500 were in our North American segment and Corporate and approximately 2,600 were in our remaining segments. We believe that we have good relations with our employees. There are no unions in the North American segment. Works Councils and Trade Unions represent a portion of our employees in our European and Latin American operations.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on or through our Internet site *(www. dnb.com)* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish the material to, the SEC. The information on our Internet site, on our Hoover's Internet site or on our related Internet sites is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Organizational Background of Our Company

As used in this report, except where the context indicates otherwise, the terms "D&B," "Company," "we," "us," or "our" refer to The Dun & Bradstreet Corporation and our subsidiaries. We were incorporated in 2000 in the State of Delaware.

Item 1A. *Risk Factors*

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.

We rely significantly on third parties to support our business model. For example:

- We obtain much of the data that we use from third parties, including public record sources;
- We utilize single source providers in certain countries to support the needs of our customers around the globe and rely on members of our D&B Worldwide Network to provide local data in countries in which we do not directly operate;
- We have outsourced certain portions of our data acquisition, processing and delivery and customer service and call center processes; and
- We have also outsourced various functions, such as our data center operations, technology help desk and network management functions in the U.S. and the UK.

If one or more data providers were to experience financial or operational difficulties or were to withdraw their data, cease making it available, be unable to make it available due to changing industry standards, substantially increase the cost of their data, not adhere to our data quality standards, or be acquired by a competitor who would cause any of these disruptions to occur, our ability to provide solutions and services to our customers could be materially adversely impacted, which could have a material adverse effect on our business and financial results. Similarly, if one of our outsource providers, including third parties with whom we have strategic relationships, were to experience financial or operational difficulties, their services to us would suffer or they may no longer be able to provide services to us at all, having a material adverse effect on our business and financial results. We cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us. If we change a significant outsource provider, an existing provider makes significant changes to the way it conducts its operations, or we seek to bring in-house certain services performed today by third parties, we may experience unexpected disruptions in the provision of our solutions, which could have a material adverse effect on our business and financial results.

Our business performance is dependent upon successful implementation and the ongoing operation of our Strategic Technology Investment, and appropriate investment in our technology infrastructure thereafter, the failure of which could materially impact our business and financial results.

In February 2010, we announced a Strategic Technology Investment program, which we refer to as "MaxCV" for Maximizing Customer Value, aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers. We will continue to rely in part on third-party providers to implement and update certain aspects of our technology infrastructure and to thereafter run certain of such operations both from within D&B and from their own remote locations. Upon completion of this investment, we expect that it will:

- Simplify and re-architect our data supply chain in order to, among other things, supply intra-day updates;
- Create a services layer to optimize access to our data for customers and third parties and to make it easier for us to innovate and develop new products;
- Consolidate many of our legacy products to provide fewer but more impactful applications for customers;
- Accelerate revenue growth in our North American segment upon the completion of the investment; and
- Significantly reduce our technology costs upon completion of the investment.

We expect that MaxCV will have a total cost of approximately $160 million in 2012. The project will largely focus on continuing to rebuild the data supply chain as well as introducing additional Web services. We expect MaxCV and the associated spending will be largely complete by the end of 2012. However, product and customer migration are now targeted to be concluded in the second half of 2013. We may experience additional costs that we do not currently foresee.

In the event we fail to execute on this investment in a timely manner and/or without interruption to service, including hiring and retaining appropriate technology personnel, engaging and managing third parties, re-architecting our data supply chain, and simplifying our product portfolio while migrating our customers to new products, and maintaining such data and technology operations on an ongoing basis, we will not achieve our expected revenue acceleration or growth, or the anticipated cost savings from this investment, and we could experience a significant competitive disadvantage in the marketplace, such as the inability to offer certain types of new services or to collect certain types of new data, which could have a material adverse effect on our business and financial results.

Our success depends in part on our ability to adapt our solutions to our customers' preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use and purchase business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats, and are expecting real-time data provided in a manner relevant to them. If we do not successfully adapt our solutions to our customers' preferences, our business and financial results would be materially adversely affected. Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing more breadth and depth of data and allowing them more flexibility to use our data through web services and third-party solutions. For our smaller customers, our success will depend in part on our ability to develop a strong value proposition, including simplifying our solutions and pricing offerings, to enhance our marketing efforts to these customers and to improve our service to them.

Upon the successful completion of MaxCV, the failure to continue to invest in our business could result in a material adverse effect on our future financial results. Such investments may include: (i) our ability to successfully evolve our workforce away from those third parties who assisted us in the build of MaxCV, to internal employees who can successfully execute thereon; (ii) executing on, and mitigating risks associated with, new product offerings such as DaaS; and (iii) ensuring continued compatibility of our new platforms and technologies with our Worldwide Network partners and other affiliates.

We face competition that may cause price reductions or loss of market share.

We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information services to customers. We also face competition from:

- The in-house operations of the businesses we seek as customers;
- Other general and specialized credit reporting and other business information services; and
- Credit insurers.

Business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large Internet companies can provide low-cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low-cost or no-cost competitors and adversely impact the demand for our solutions and services, or limit our growth potential.

Weak economic conditions can result in customers seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission-sponsored projects like the European Business Register. Intense competition could adversely impact us by causing, among other things, price reductions, reduced gross margins and loss of market share.

We face competition outside the U.S., and our competitors could develop an alternative to our D&B Worldwide Network.

We face competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. Consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they operate, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.

Our ability to continue to compete effectively will be based upon a number of factors, including our ability to:

- Communicate and demonstrate to our customers the value of our products and services based upon our proprietary DUNSRight Quality Process and, as a result, improve customer satisfaction;
- Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available, such as detailed trade data;
- Demonstrate value through our decision-making tools and integration capabilities;
- Leverage our brand perception and the value of our D&B Worldwide Network;
- Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending;
- Obtain and deliver reliable and high-quality business and professional contact information through various media and distribution channels in formats tailored to customer requirements;

- Adopt and maintain an effective information technology infrastructure, including our work under MaxCV, to support product delivery as customer needs and preferences change and competitors offer more sophisticated products;
- Attract and retain a high-performance workforce;
- Enhance our existing services and introduce new services;
- Enter new customer markets; and
- Improve our international business model and data quality through the successful management of the members of our D&B Worldwide Network and through our undertaking of acquisitions or entering into joint ventures or similar relationships.

Our business performance might not be sufficient for us to meet the full-year financial guidance that we provide publicly.

We provide full-year financial guidance to the public which is based upon our assumptions regarding our expected financial performance. This includes, for example, assumptions regarding our ability to grow revenue, to grow operating income, to achieve desired tax rates and to generate cash. We believe that our financial guidance provides investors and analysts with a better understanding of our view of our near-term financial performance. Such financial guidance may not always be accurate, due to our inability to meet the assumptions we make and the impact on our financial performance that could occur as a result of the various risks and uncertainties to our business as set forth in these risk factors and in our public filings with the SEC or otherwise. If we fail to meet the full-year financial guidance that we provide or if we find it necessary to revise such guidance as we conduct our operations throughout the year, the market value of our common stock or other securities could be materially adversely affected.

We may lose key business assets or suffer interruptions in product delivery, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), the theft of services, natural disasters, or other disasters. The online services we provide are dependent on links to telecommunications providers. We generate a significant amount of our revenue through telesales centers and Internet sites that we use in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations or change management processes in connection with our introduction of new online products or services to prevent a loss or failure in all of these areas in a timely manner. Any damage to, or failure by our service providers to properly maintain our data centers, failure of our telecommunications links or inability to access these telesales centers or Internet sites could cause interruptions in operations that adversely affect our ability to meet our customers' requirements and materially adversely affect our business and financial results.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database, whether inadvertently or through the actions of a third party, which may be on the rise, could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions. We may experience an increase in risks to the integrity of our database as we move toward real time data feeds, including those from social media sources, upon the completion of MaxCV. We must continue to invest in our database to improve and maintain the quality, timeliness and coverage of the data contained therein if we are to maintain our competitive positioning in the marketplace.

We have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by customers, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation. It cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

Cybersecurity risks could harm our operations, the operations of our critical outsourcers, or the operations of our partners on whom we rely for data and to meet our customer needs, any of which could materially impact our business and financial results.

We rely upon the security of our information technology infrastructure to protect us from cyber attacks and unauthorized access. Cyber attacks can include malware, computer viruses, or other significant disruption of our Information Technology ("IT") networks and related systems. Government agencies and security experts have warned about growing risks of hackers, cyber-criminals and other potential attacks targeting every type of IT system. We may face increasing cyber security risks, as we receive data from new sources, such as social media sites or through data aggregators who provide us with information.

If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, the resulting disruptions could have a material adverse effect on our business. We also store sensitive information in connection with our human resources operations and other aspects of our business which could be compromised by a cyber attack. To the extent that any disruptions or security breach results in a loss or damage to our data, an inappropriate disclosure of confidential information, an inability to access data sources, or an inability to process data for or send data to our customers, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against the Company and ultimately harm our business. We may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. While we have insurance coverage for certain instances of a cyber security breach, our coverage may not be sufficient if we suffer a significant or multiple attacks.

Our outsourcing partners are primarily responsible for the security of our IT environment and we rely significantly on third parties to supply clean data content and to resell our products in a secure manner. All of these third parties face risks relating to cyber security similar to ours which could disrupt their businesses and therefore materially impact ours. While we provide guidance and specific requirements in some cases, we do not directly control any of such parties' IT security operations, or the amount of investment they place in guarding against cyber security threats. Accordingly, we are subject to any flaw in or breaches to their IT systems or those that they operate for us, which could materially impact our business, operations and financial results.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of the Company. Our ability to attract and retain customers is highly dependent upon the external perceptions of our level of data quality, effective provision of services, business practices, including actions of our employees, third-party providers and members of the D&B Worldwide Network, that are not consistent with D&B's policies and standards, and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could have a material adverse effect on our business and financial results.

We rely on annual contract renewals for a substantial part of our revenue, and our quarterly results may be significantly impacted by the timing of these renewals or a shift in product mix that results in a change in the timing of revenue recognition.

We derive a substantial portion of our revenue from annual customer contracts. If we are unable to renew a significant number of these contracts, our revenue and results of operations would be harmed. In addition, our results of operations from period-to-period may vary due to the timing of customer contract renewals. As contracts are renewed, we have experienced, and may continue to experience, a shift in product mix underlying such contracts. This could result in the deferral of increased amounts of revenue into future periods as a larger portion of revenue is recognized over the term of our contracts rather than upfront at contract signing or the acceleration of deferred revenue into an earlier reporting period. Although this may cause our financial results from period-to-period to vary substantially, such change in revenue recognition would not change the total revenue recognized over the life of our contracts.

We may be adversely affected by the global economic environment.

As a result of the macro-economic challenges currently affecting the economy of the United States, Europe, and other parts of the world, our customers or vendors may experience problems with their earnings, cash flow, or both. This may cause our customers to delay, cancel or significantly decrease their purchases from us, and we may experience delays in payment or their inability to pay amounts owed to us. Our vendors may substantially increase their prices to us and without notice. Any such change in the behavior of our customers or vendors may materially adversely affect our earnings and cash flow. If economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets.

Changes in the legislative, regulatory and commercial environments in which we operate could adversely impact our ability to collect, compile, use and publish data and could impact our financial results.

Certain types of information we collect, compile, use and publish are subject to regulation by governmental authorities in various jurisdictions in which we operate, particularly in our international markets. There is increasing awareness and concern among the general public, governmental bodies, and others regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new or amended laws and regulations that could adversely impact our business. In general, compliance with existing laws and regulations has not to date materially impacted our business and financial results. Nonetheless, future laws and regulations with respect to the collection, compilation, use and publication of information, and adverse publicity or litigation concerning the commercial use of such information could result in limitations being imposed on our operations, increased compliance or litigation costs and/or loss of revenue, which could have a material adverse effect on our business and financial results.

Our business relies on the availability of the Internet as it is currently configured and operated both to obtain data and services and to provide data and services to our customers. If the rules governing the operation of the Internet were to change, such as, for example, by permitting broadband suppliers to discriminate in providing access to their networks, this could have a material adverse impact on our business.

Governmental agencies may seek to increase the costs we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers or provide alternative services, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. Should our proportion of multiyear contracts increase, our risk of having to incur such additional costs further increases. Any such price increases or alternative services may result in reduced usage by our customers and/or loss of market share, which could have a material adverse effect on our business and financial results.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results.

As part of our strategy, we may seek to acquire other complementary businesses, products and technologies or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;
- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;
- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and
- There may be risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that may arise from such third parties' activities prior to undertaking a transaction with us.

We have no direct management control over third-party members of the D&B Worldwide Network or other third parties who conduct business under the D&B brand name in local markets or who license and sell under the D&B name.

The D&B Worldwide Network is comprised of wholly-owned subsidiaries, joint ventures that we either control or hold a minority interest in, and third-party members who conduct business under the D&B brand name in local markets. While third-party member participation in the D&B Worldwide Network and certain of our relationships with other third parties are controlled by commercial services agreements and the use of our trademarks is controlled by license agreements, we have no direct management control over these members or third parties beyond the terms of the agreements. We license data to certain third parties to be included in the data solutions that they sell to their customers and such arrangements may increase as a percentage of our total revenue in the future. We do not have direct control over such third parties' sales people or practices, and their failure to successfully sell products which include our data will impact the revenue we receive and could have a material adverse effect on our business and financial results. As a result, actions or inactions taken by these third parties may have a material impact on our business and financial results. For example, one or more third parties or members may:

- Provide a product or service that does not adhere to our data quality standards;
- Fail to comply with D&B brand and communication standards;
- Engage in illegal or unethical business practices;
- Elect not to support new or revised products and services or other strategic initiatives;
- Fail to execute other data or distribution contract requirements; or
- Refuse to provide new sources of data.

Such actions or inactions may have an impact on customer confidence in the D&B brand globally, which could materially adversely impact our business and financial results.

Our international businesses are subject to various risks associated with operations in foreign countries, which could materially adversely affect our business and financial results.

Our success depends in part on our various international businesses. For the three years ended December 31, 2011, 2010 and 2009, our businesses outside of North America accounted for 29%, 25% and 22% of total revenue, respectively. Our international businesses are subject to many of the same challenges as our domestic business, as well as the following:

- Our competition is primarily local, and our customers may have greater loyalty to our local competitors which may have a competitive advantage because they are not restricted by U.S. and international laws with which we require our international businesses to comply, such as the U.S. Foreign Corrupt Practices Act ("FCPA");

- While our services have not usually been regulated, governments, particularly in emerging market areas, may adopt legislation or regulations, or we may learn that our current methods of operation violate existing legislation or regulations, governing the collection, compilation, use and/or publication of the kinds of information we collect, compile, use and publish, which could bar or impede our ability to operate and this could adversely impact our business;
- Credit insurance is a significant credit risk mitigation tool in certain markets that may reduce the demand for our Risk Management Solutions; and
- In some markets, key data elements are generally available from public-sector sources, thus reducing a customer's need to purchase that data from us.

In addition, the FCPA and anti-bribery and anti-corruption laws in other jurisdictions generally prohibit improper payments to government officials or other persons for the purpose of obtaining or retaining business. We cannot assure you that our policies and procedures will always protect us from acts committed by our employees or third party intermediaries. From time to time, under appropriate circumstances, we have undertaken and will continue to undertake investigations of the relevant facts and circumstances and, when appropriate, take remedial actions, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our business and financial results.

Our international strategy includes the leveraging of our D&B Worldwide Network to improve our data quality. We form and manage strategic relationships to create a competitive advantage for us over the long term; however, these strategic relationships may not be successful or may be subject to ownership change.

The issue of data privacy is an increasingly important area of public policy in various international markets, and we operate in an evolving regulatory environment. If our existing business practices were deemed to violate existing data privacy laws or such laws as they may evolve from time to time, our business or the business of third parties on whom we depend could be adversely impacted.

Our operating results could be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors may include currency fluctuations, economic, political or regulatory conditions, competition from government agencies in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in international business activities generally include, among others:

- Longer accounts receivable payment cycles;
- The costs and difficulties of managing international operations and strategic alliances, including the D&B Worldwide Network; and
- The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.

We may not be able to attract and retain qualified personnel, including members of our sales force and technology team, which could impact the quality of our performance and customer satisfaction.

Our success and financial results depend on our continuing ability to attract, retain and motivate highly qualified personnel at all levels and to appropriately use the time and resources of such individuals. This includes members of our sales force on whom we rely for generating the vast majority of our revenue, and members of our technology team on whom we rely to continually maintain and upgrade all of our technology operations and to maintain and develop our products. Competition for these individuals is intense, and we may not be able to retain our key personnel or key members of our sales or technology teams, or attract, assimilate or retain other highly-qualified individuals in the future. We have from time-to-time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees, including members of our sales force and technology team, who have appropriate qualifications.

We may be unable to reduce our expense base through our Financial Flexibility, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would materially adversely affect our business and financial results.

Successful execution of our strategy includes reducing our expense base through our Financial Flexibility initiatives, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

- Our ability to continually adapt and improve our organizational design and efficiency to meet the changing needs of our business and our customers;
- Our ability to implement the actions required under this program within the established time frame;
- Our ability to implement actions that require process or technology changes to reduce our expense base;
- Our ability to enter into or amend agreements with third-party vendors to obtain terms beneficial to us;
- Managing third-party vendor relationships effectively;
- Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and
- Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.

If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our business and financial results would be materially adversely affected.

We are involved in legal proceedings that could have a material adverse impact on us.

We are involved in legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under "Note 13. Contingencies" in "Notes to Consolidated Financial Statements" in Part II, Item 8. of this Annual Report on Form 10-K, certain of these matters could materially adversely affect our business and financial results.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. We renewed our lease on this property in 2011 for a term of eight years, with two five-year renewal options. This property also serves as the executive offices of our North American segment.

Our other properties are geographically distributed to meet sales and operating requirements worldwide. We generally consider these properties to be both suitable and adequate to meet current operating requirements. As of December 31, 2011, the most important of these other properties include the following sites:

- A 178,000 square-foot leased office building in Center Valley, Pennsylvania, which houses various sales, finance, fulfillment and data acquisition personnel;
- A 147,000 square-foot office building that we own in Parsippany, New Jersey, housing personnel from our North American sales, marketing and technology groups (approximately one-third of this building is leased to a third party);
- A 78,000 square-foot leased office building in Austin, Texas, housing technology development, certain product development and sales operations;

- A 79,060 square-foot leased space in Marlow, England, which houses our UK business, International technology and certain other International teams;
- A total of 59,000 square-feet of leased office space in Australia, housing our Australian sales, marketing and technology groups; and
- A 47,782 square-foot leased space in Dublin, Ireland, housing technology development, data operations and sales operations.

In addition to the above locations, we also conduct operations in other offices across the globe, most of which are leased.

Item 3. ***Legal Proceedings***

Information in response to this Item is included in Part II, Item 8. "Note 13. Contingencies" and is incorporated by reference into Part I of this Annual Report on Form 10-K.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the New York Stock Exchange and trades under the symbol DNB. We had 2,375 shareholders of record as of December 31, 2011.

The following table summarizes the high and low sales prices for our common stock, as reported in the periods shown:

	2011		2010	
	High	Low	High	Low
First Quarter	$86.45	$76.98	$83.37	$69.31
Second Quarter	$83.33	$74.25	$78.82	$67.12
Third Quarter	$76.79	$61.06	$74.54	$65.90
Fourth Quarter	$74.83	$59.25	$82.09	$73.87

We paid quarterly dividends to our shareholders totaling $70.4 million, $70.0 million and $71.5 million during the years ended December 31, 2011, 2010 and 2009, respectively. On February 6, 2012, we declared a dividend of $0.38 per share for the first quarter of 2012. This cash dividend will be payable on March 14, 2012 to shareholders of record at the close of business on February 28, 2012.

Issuer Purchases of Equity Securities

The following table provides information about purchases made by us or on our behalf during the quarter ended December 31, 2011 of shares of equity that are registered pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (a)(b)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs(a)(b)	Maximum Number of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(a)	Approximate Dollar Value of Currently Authorized Shares that May Yet Be Purchased Under the Plans or Programs(b)
	(Dollar amounts in millions, except share data)				
October 1 - 31, 2011	331,556	$60.32	331,556	—	$ —
November 1 - 30, 2011	327,733	$67.07	327,733	—	$ —
December 1 - 31, 2011	311,712	$70.08	311,712	—	$ —
	971,001	$65.73	971,001	4,175,566	$470.2

(a) During the three months ended December 31, 2011, we repurchased 131,448 shares of common stock for $9.2 million under our Board of Directors approved repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and Employee Stock Purchase Plan. This program was announced in May 2010 and expires in October 2014. The maximum amount authorized under the program is five million shares, of which 824,434 shares have been repurchased as of December 31, 2011. We anticipate that this program will be completed by October 2014.

(b) During the three months ended December 31, 2011, we repurchased 403,783 shares of common stock for $24.8 million related to a previously announced $200 million share repurchase program approved by our Board of Directors in February 2009. This program was completed in November 2011.

In addition, during the three months ended December 31, 2011, we repurchased 435,770 shares of common stock for $29.8 million related to a previously announced $500 million share repurchase program approved by our Board of Directors in October 2011. Although this share repurchase program has no expiration date and there is not currently a specific time frame within which we plan to complete this share repurchase program, we intend to continue our policy of returning excess free cash to shareholders in the form of share buybacks and/or dividends.

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE DECEMBER 31, 2006

In accordance with SEC rules, the graph below compares the Company's cumulative total shareholder return against the cumulative total return of the Standard & Poor's 500 Index and a published industry index starting on December 31, 2006. Our past performance may not be indicative of future performance.

As an industry index, the Company chose the S&P 500 Commercial & Professional Services Index, a subset of the S&P 500 Index that includes companies that provide business-to-business services.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG D&B, S&P 500 INDEX AND THE S&P 500 COMMERCIAL & PROFESSIONAL SERVICES INDEX


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$150
$100
$50
$0
12/31/06 6/30/07 12/31/07 6/30/08 12/31/08 6/30/09 12/31/09 6/30/10 12/31/10 6/30/11 12/31/11
Dun & Bradstreet Corporation
S&P 500 Index
S&P 500 Commercial & Professional Services

* Assumes $100 invested on December 31, 2006, and reinvestment of dividends.

Item 6. *Selected Financial Data*

	For the Years Ended December 31,				
	2011	2010	2009	2008	2007
	(Amounts in millions, except per share data)				
Results of Operations:					
Revenue	$1,758.5	$1,676.6	$1,687.0	$1,726.3	$1,599.2
Costs and Expenses	1,333.7	1,267.5	1,222.5	1,256.6	1,173.6
Operating Income(1)	424.8	409.1	464.5	469.7	425.6
Non-Operating Income (Expense)—Net(2)	(56.7)	(21.2)	(32.0)	(30.8)	0.7
Income from Continuing Operations Before Provision for Income Taxes and Equity in Net Income of Affiliates	368.1	387.9	432.5	438.9	426.3
Provision for Income Taxes(3)	109.2	137.9	112.1	128.0	135.8
Equity in Net Income of Affiliates	1.3	0.9	1.6	1.0	1.3
Income from Continuing Operations	260.2	250.9	322.0	311.9	291.8
Income from Discontinued Operations, Net of Income Taxes	0.0	0.0	0.0	0.7	5.4
Gain on Disposal of Italian Real Estate Business, Net of Tax Impact	0.0	0.0	0.0	0.4	0.0
Income from Discontinued Operations, Net of Income Taxes(4)	0.0	0.0	0.0	1.1	5.4
Net Income	260.2	250.9	322.0	313.0	297.2
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	0.1	1.2	(2.6)	(2.4)	0.9
Net Income Attributable to D&B	$ 260.3	$ 252.1	$ 319.4	$ 310.6	$ 298.1
Basic Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.31	$ 5.03	$ 6.06	$ 5.65	$ 4.99
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.0	0.0	0.0	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 5.31	$ 5.03	$ 6.06	$ 5.67	$ 5.08
Diluted Earnings Per Share of Common Stock:					
Income from Continuing Operations Attributable to D&B Common Shareholders	$ 5.28	$ 4.98	$ 5.99	$ 5.56	$ 4.88
Income from Discontinued Operations Attributable to D&B Common Shareholders	0.0	0.0	0.0	0.02	0.09
Net Income Attributable to D&B Common Shareholders	$ 5.28	$ 4.98	$ 5.99	$ 5.58	$ 4.97
Other Data:					
Weighted Average Number of Shares Outstanding—Basic	48.9	49.9	52.3	54.4	58.3
Weighted Average Number of Shares Outstanding—Diluted	49.3	50.4	52.9	55.3	59.6
Amounts Attributable to D&B Common Shareholders					
Income from Continuing Operations, Net of Income Taxes	$ 260.3	$ 252.1	$ 319.4	$ 309.5	$ 292.7
Income from Discontinued Operations, Net of Income Taxes	0.0	0.0	0.0	1.1	5.4
Net Income Attributable to D&B	$ 260.3	$ 252.1	$ 319.4	$ 310.6	$ 298.1
Cash Dividends Paid per Common Share	$ 1.44	$ 1.40	$ 1.36	$ 1.20	$ 1.00
Cash Dividends Declared per Common Share	$ 1.44	$ 1.40	$ 1.36	$ 0.90	$ 1.30
Other Comprehensive Income, Net of Tax					
Net Income	$ 260.2	$ 250.9	$ 322.0	$ 313.0	$ 297.2
Foreign Currency Translation Adjustments, no Tax Impact	$ (7.5)	$ (0.3)	$ 43.2	$ (70.8)	$ 20.5
Defined Benefit Pension Plans:					
Prior Service Costs, Net of Tax Income (Expense) of $3.8, ($7.8), ($4.0), $2.5, and ($42.2) at December 31, 2011, 2010, 2009, 2008 and 2007, respectively	$ (5.8)	$ 0.9	$ 18.1	$ (3.8)	$ 80.3
Net Loss, Net of Tax Income (Expense) of $76.6, $15.2, $6.3, $184.4 and $0.5 at December 31, 2011, 2010, 2009, 2008 and 2007, respectively	$ (116.6)	$ (1.4)	$ (28.5)	$ (287.3)	$ (1.0)
Derivative Financial Instruments, Net of Tax Income (Expense) of $3.4 in 2008 and ($0.1) in 2007	$ 3.0	$ 0.0	$ 0.5	$ (5.4)	$ (1.0)
Comprehensive Income, Net of Tax	$ 133.3	$ 250.1	$ 355.3	$ (54.3)	$ 396.0
Less: Comprehensive Income Attributable to the Noncontrolling Interest	$ 1.4	$ 0.8	$ (2.9)	$ (2.9)	$ 0.9
Comprehensive Income Attributable to D & B	$ 134.7	$ 250.9	$ 352.4	$ (57.2)	$ 396.9
Balance Sheet:					
Total Assets(5)	$1,977.1	$1,919.5	$1,763.4	$1,586.0	$1,658.8
Long-Term Debt	$ 963.9	$ 972.0	$ 961.8	$ 904.3	$ 724.8
Total D&B Shareholders' Equity (Deficit)(5)	$ (743.9)	$ (677.6)	$ (769.0)	$ (856.7)	$ (440.1)
Noncontrolling Interest	$ 3.7	$ 8.8	$ 11.7	$ 6.1	$ 3.6
Total Equity (Deficit)(5)	$ (740.2)	$ (668.8)	$ (757.3)	$ (850.6)	$ (436.5)

(1) Non-core gain and (charges) [(a)] included in Operating Income:

	For the Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Restructuring Charges	$(22.1)	$(14.8)	$(23.1)	$(31.4)	$(25.1)
Impaired Intangible Assets	$ (3.3)	$(20.4)	$ (3.0)	$ 0.0	$ 0.0
Strategic Technology Investment or MaxCV	$(44.8)	$(36.5)	$ 0.0	$ 0.0	$ 0.0
Settlement of Legacy Pension Obligation	$ (5.1)	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ (0.8)

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(2) Non-core gains and (charges) [(a)] included in Non-Operating Income (Expense)—Net:

	For the Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Effect of Legacy Tax Matters	$ (7.1)	$ (0.4)	$1.0	$ 1.2	$ 1.6
Strategic Technology Investment or MaxCV	$ 0.0	$ 0.3	$0.0	$ 0.0	$ 0.0
Gain on Disposal of North American Self Awareness Solutions business	$ 0.0	$23.1	$0.0	$ 0.0	$ 0.0
Gain (Loss) on Sale of Investment	$(11.4)	$ 0.0	$0.0	$ 0.0	$ 0.9
One-Time Gain on Hedge of Purchase Price of Australian Acquisition	$ 0.0	$ 3.4	$0.0	$ 0.0	$ 0.0
Gain Associated with Huaxia/D&B China Joint Venture	$ 0.0	$ 0.0	$0.0	$ 0.0	$ 5.8
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ 0.0	$ 0.0	$0.0	$ 0.6	$ 0.0
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ 0.0	$ 0.0	$0.0	$ 0.0	$13.2
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ 0.0	$ 0.0	$0.0	$(7.7)	$ 0.0
Settlement of Legacy Tax Matter Arbitration	$ 0.0	$ 0.0	$4.1	$ 8.1	$ 0.0
Gain on Disposal of Italian Domestic Business	$ 0.0	$ 0.0	$6.5	$ 0.0	$ 0.0

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(3) Non-core gains and (charges) [(a)] included in Provision for Income Taxes:

	For the Years Ended December 31,				
	2011	2010	2009	2008	2007
Restructuring Charges	$ 7.9	$ 5.2	$ 8.4	$11.2	$ 9.4
Impaired Intangible Assets	$ 1.2	$ 7.6	$ 1.2	$ 0.0	$ 0.0
Strategic Technology Investment or MaxCV	$10.5	$ 8.3	$ 0.0	$ 0.0	$ 0.0
Settlement of Legacy Pension Obligation	$ 1.9	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Gain (Loss) on Investment	$ 3.5	$ 0.0	$ 0.0	$ 0.0	$(0.3)
Tax Benefit on a Loss on the Tax Basis of a Legal Entity	$ 8.5	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Gain on Disposal of North American Self Awareness Solutions business	$ 0.0	$ (9.0)	$ 0.0	$ 0.0	$ 0.0
One-Time Gain on Hedge of Purchase Price of Australian Acquisition	$ 0.0	$ (1.3)	$ 0.0	$ 0.0	$ 0.0
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	$ 0.0	$(13.0)	$ 0.0	$ 0.0	$ 0.0
Refund Claim on Legacy Tax Matters	$ 0.0	$ 13.8	$ 0.0	$ 0.0	$ 0.0
Gain Associated with Beijing D&B HuiCong Market Research Co., Ltd Joint Venture	$ 0.0	$ 0.0	$ 0.0	$(0.1)	$ 0.0
Effect of Legacy Tax Matters	$12.0	$ (0.5)	$(1.0)	$(1.2)	$(1.6)
Gain Associated with Huaxia/D&B China Joint Venture	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$(2.9)
Gain Associated with Tokyo Shoko Research/D&B Japan Joint Venture	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$(8.3)
Settlement of International Payroll Tax Matter Related to a Divested Entity	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.2
Settlement of Legacy Tax Matter Arbitration	$ 0.0	$ 0.0	$(3.1)	$(3.1)	$ 0.0
Benefits Derived From Worldwide Legal Entity Simplification	$ 0.0	$ 0.0	$36.2	$ 0.0	$ 0.0
Gain on Disposal of Italian Domestic Business	$ 0.0	$ 0.0	$ 3.5	$ 0.0	$ 0.0
Tax Reserve true-up for the Settlement of 1997-2002 tax years, primarily related to the "Amortization and Royalty Expense Deductions/Royalty Income 1997-2007" transaction	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$31.2
Tax Reserve true-up for the Settlement of 2003 tax year, related to the "Amortization and Royalty Expense Deductions" transaction	$ 0.0	$ 0.0	$ 0.0	$15.4	$ 0.0
Favorable Resolution of Global Tax Audits including the Liquidation of Dormant International Corporations and/or Divested Entities	$ 0.0	$ 0.0	$ 0.0	$22.7	$ 0.0
Interest on IRS Deposit	$ 0.0	$ 0.0	$ 0.0	$ 1.3	$ 0.0
Impact of Revaluing the Net Deferred Tax Assets in the UK as a Result of a UK Tax Law Change, Enacted in Q3 2007, Which Reduces the General UK Tax Rate From 30% to 28%	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$(2.5)

(a) See Item 7. included in this Annual Report on Form 10-K for definition of non-core gains and (charges).

(4) On December 27, 2007, we sold our Italian real estate business for $9.0 million, which was a part of our International segment, and we have reclassified the historical financial results of the Italian real estate business as discontinued operations. We have reflected the results of this business as discontinued operations in the consolidated statements of earnings for all periods presented as set forth in this Annual Report on Form 10-K. We have recorded the resulting gain of $0.4 million (both pre-tax and after-tax) from the sale in the first quarter of 2008 in the consolidated statement of operations and comprehensive income.

(5) See Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for information on our revised financial statements.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

How We Manage Our Business

For internal management purposes, we refer to "core revenue," which we calculate as total operating revenue less the revenue of divested businesses. Core revenue is used to manage and evaluate the performance of our segments and to allocate resources because this measure provides an indication of the underlying changes in revenue in a single performance measure. Core revenue does not include reported revenue of divested businesses since they are not included in future revenue.

On July 30, 2010, we completed the sale of substantially all of the assets and liabilities of our North American Self Awareness Solution business. This business has been classified as a "Divested Business." This divested business contributed 2% and 5% of our North America total revenue for the years ended December 31, 2010 and 2009, respectively. See Note 14 and Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This business has been classified as a "Divested Business." This divested business contributed 9% of our Europe and Other International total revenue for the year ended December 31, 2009. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

We also isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both with and without the effects of foreign exchange. The change in our operating performance attributable to foreign currency rates is determined by converting both our prior and current periods by a constant rate. As a result, we monitor our core revenue growth both after and before the effects of foreign exchange. Core revenue growth excludes the effects of foreign exchange.

From time-to-time we have analyzed and we may continue to further analyze core revenue growth before the effects of foreign exchange among two components, "organic core revenue growth" and "core revenue growth from acquisitions." We analyze "organic core revenue growth" and "core revenue growth from acquisitions" because management believes this information provides an important insight into the underlying health of our business. Core revenue includes the revenue from acquired businesses from the date of acquisition.

We evaluate the performance of our business segments based on segment revenue growth before the effects of foreign exchange, and segment operating income growth before certain types of gains and charges that we consider do not reflect our underlying business performance. Specifically, for management reporting purposes, we evaluate business segment performance "before non-core gains and charges" because such charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations. A recurring component of non-core gains and charges are our restructuring charges, which result from a foundational element of our growth strategy that we refer to as Financial Flexibility. Through Financial Flexibility, management identifies opportunities to improve the performance of the business in terms of reallocating our spending from low-growth or low-value activities to activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. Management is committed through this process to examining our spending, and optimizing between variable and fixed costs to ensure flexibility in changes to our operating expense base as we make strategic choices. This enables us to continually and systematically identify improvement opportunities in terms of quality, cost and customer experience. Such charges are variable from period-to-period based upon actions identified and taken during each period. Management reviews operating results before such non-core gains and charges on a monthly basis and establishes internal budgets and forecasts based upon such measures. Management further establishes annual and long-term compensation such as salaries, target cash bonuses and target equity compensation amounts based on performance before non-core gains and charges and a significant percentage weight is placed upon performance before non-core gains and charges in determining whether performance objectives have been achieved. Management believes that by eliminating non-core gains and charges from such financial measures, and by being overt to shareholders about the results of our operations excluding such charges, business leaders are provided incentives to recommend and execute actions that are in the best long-term interests of our shareholders, rather than being influenced by the potential impact a charge in a particular period could have on their compensation. Additionally, transition costs (period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement the Financial Flexibility component of our strategy) are reported as "Corporate and Other" expenses and are not allocated to our business segments. See Note 14 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for financial information regarding our segments.

Similarly, when we evaluate the performance of our business as a whole, we focus on results (such as operating income, operating income growth, operating margin, net income, tax rate and diluted earnings per share) before non-core gains and charges because such non-core gains and charges are not a component of our ongoing income or expenses and/or may have a disproportionate positive or negative impact on the results of our ongoing underlying business operations and may drive behavior that does not ultimately maximize shareholder value. It may be concluded from our presentation of non-core gains and charges that the items that result in non-core gains and charges may occur in the future.

We monitor free cash flow as a measure of our business. We define free cash flow as net cash provided by operating activities minus capital expenditures and additions to computer software and other intangibles. Free cash flow measures our available cash flow for potential debt repayment, acquisitions, stock repurchases, dividend payments and additions to cash, cash equivalents and short-term investments. We believe free cash flow to be relevant and useful to our investors as this measure is used by our management in evaluating the funding available after supporting our ongoing business operations and our portfolio of product investments.

Free cash flow should not be considered as a substitute measure for, or superior to, net cash flows provided by operating activities, investing activities or financing activities. Therefore, we believe it is important to view free cash flow as a complement to our consolidated statements of cash flows.

In addition, we evaluate our North America Risk Management Solutions based on two metrics: (1) "subscription," and "non-subscription," and (2) "DNBi®" and "non-DNBi." We define "subscription" as contracts that allow customers' unlimited use. In these instances, we recognize revenue ratably over the term of the contract, which is generally one year and "non-subscription" as all other revenue streams. We define "DNBi" as our interactive, customizable online application that offers our customers real time access to our most complete and up-to-date global DUNSRight information, comprehensive monitoring and portfolio analysis and "non-DNBi" as all other revenue streams. Management believes these measures provide further insight into our performance and growth of our North America Risk Management Solutions revenue.

The adjustments discussed herein to our results as determined under generally accepted accounting principles in the United States of America ("GAAP") are among the primary indicators management uses as a basis for our planning and forecasting of future periods, to allocate resources, to evaluate business performance and, as noted above, for compensation purposes. However, these financial measures (e.g., results before non-core gains and charges and free cash flow) are not prepared in accordance with GAAP, and should not be considered in isolation or as a substitute for total revenue, operating income, operating income growth, operating margin, net income, tax rate, diluted earnings per share, or net cash provided by operating activities, investing activities and financing activities prepared in accordance with GAAP. In addition, it should be noted that because not all companies calculate these financial measures similarly, or at all, the presentation of these financial measures is not likely to be comparable to measures of other companies.

See "Results of Operations" below for a discussion of our results reported on a GAAP basis.

Overview

Effective January 1, 2011, we began reporting our business through three segments:

- North America (which consists of our operations in the United States ("U.S.") and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan, China and India); and
- Europe and other International Markets (which primarily consists of our operations in the United Kingdom ("UK"), the Netherlands, Belgium, Latin America and our Worldwide Network).

We have reported financial results in this new segment structure beginning with the results for the year ended December 31, 2011 and have conformed historical amounts to reflect the new segment structure.

Prior to January 1, 2011, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the U.S. and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

The financial statements of our subsidiaries outside of North America reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

The following table presents the contribution by segment to total revenue and core revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Total Revenue:			
North America	71%	75%	78%
Asia Pacific	15%	10%	8%
Europe and Other International Markets	14%	15%	14%
Core Revenue:			
North America	71%	75%	78%
Asia Pacific	15%	10%	8%
Europe and Other International Markets	14%	15%	14%

The following table presents the contribution by customer solution set to total revenue and core revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Total Revenue by Customer Solution Set(1):			
Risk Management Solutions	63%	62%	60%
Sales & Marketing Solutions	30%	29%	28%
Internet Solutions	7%	7%	7%
Core Revenue by Customer Solution Set:			
Risk Management Solutions	63%	63%	63%
Sales & Marketing Solutions	30%	30%	30%
Internet Solutions	7%	7%	7%

(1) Our divested businesses contributed 2% and 5% of our total revenue for the years ended December 31, 2010 and 2009, respectively. There were no divested businesses for the year ended December 31, 2011.

These customer solution sets are discussed in greater detail in Item 1. "Business" of this Annual Report on Form 10-K.

Within our Risk Management Solutions, we monitor the performance of our "Traditional" products, our "Value-Added" products and our "Supply Management" products. Within our Sales & Marketing Solutions, we monitor the performance of our "Traditional" products and our "Value-Added" products.

Risk Management Solutions

Our Traditional Risk Management Solutions include our DNBi® product line, as well as reports from our database which are used primarily for making decisions about new credit applications. Our Traditional Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Risk Management Solutions Revenue	74%	74%	73%
Total Revenue	47%	46%	44%
Core Revenue	47%	46%	46%

Our Value-Added Risk Management Solutions generally support automated decision-making and portfolio management through the use of scoring and integrated software solutions. Our Value-Added Risk Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Risk Management Solutions Revenue	20%	20%	21%
Total Revenue	12%	12%	12%
Core Revenue	12%	13%	13%

Our Supply Management Solutions can help companies better understand the financial risk of their supply chain. Our Supply Management Solutions constituted the following percentages of total Risk Management Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Risk Management Solutions Revenue	6%	6%	6%
Total Revenue	4%	4%	4%
Core Revenue	4%	4%	4%

Sales & Marketing Solutions

Our Traditional Sales & Marketing Solutions generally consist of marketing lists, labels and customized data files used by our customers in their direct mail and marketing activities. Our Traditional Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Sales & Marketing Solutions Revenue	36%	38%	40%
Total Revenue	11%	11%	11%
Core Revenue	11%	12%	12%

Our Value-Added Sales & Marketing Solutions generally include decision-making and customer information management solutions, including data management solutions like Optimizer (our solution to cleanse, identify and enrich our customers' client portfolios) and products introduced as part of our Data-as-a-Service (or "DaaS") Strategy, which integrates our data directly into the applications and platforms that our customers use every day. Our Value-Added Sales & Marketing Solutions constituted the following percentages of total Sales & Marketing Solutions Revenue, Total Revenue and Core Revenue:

	For the Years Ended December 31,		
	2011	2010	2009
Sales & Marketing Solutions Revenue	64%	62%	60%
Total Revenue	19%	18%	17%
Core Revenue	19%	18%	18%

Our Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

We have discussed the selection and application of our critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure regarding critical accounting policies and estimates as well as the other sections in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Pension and Postretirement Benefit Obligations

Through June 30, 2007, we offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and service. Amounts allocated under the U.S. Qualified Plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. During 2010 in conjunction with a determination letter review, we updated certain portions of the U.S. Qualified Plan's cash balance pay credit scale, along with the minimum interest crediting rate, retroactive to January 1, 1997, to ensure that the plan complies with the accrual rules in the Internal Revenue Code. We received a favorable determination letter for the U.S. Qualified Plan in October 2010 in conjunction with these changes.

We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 73% and 15% of our pension obligation, respectively, at December 31, 2011. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care for retirees. U.S. based employees, hired before January 1, 2004, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially. During the first quarter of 2010, we eliminated company-paid life insurance benefits for retirees and modified our sharing of the Retiree Drug Subsidy with retirees that were projected to receive. Effective July 1, 2010, we elected to convert the current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or Employer Group Waiver Plan ("EGWP"). Under this change, beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions.

The key assumptions used in the measurement of the pension and postretirement obligations and net periodic pension and postretirement cost are:

- *Expected long-term rate of return on pension plan assets*—which is based on a target asset allocation as well as expected returns on asset categories of plan investments;
- *Discount rate*—which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans;
- *Rates of compensation increase and cash balance accumulation/conversion rates*—which are based on an evaluation of internal plans and external market indicators; and
- *Health care cost trends*—which are based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement benefit costs. The factor with the most immediate impact on our consolidated financial statements is a change in the expected long-term rate of return on pension plan assets for the U.S. Qualified Plan. For 2012, we will use an expected long-term rate of return of 7.75%. This assumption was 8.25% in each of the years 2011, 2010 and 2009. The 7.75% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2011, the U.S. Qualified Plan was 53% invested in publicly traded equity securities, 44% invested in debt securities and 3% invested in real estate investments. Every one-quarter-percentage-point increase or decrease in the long-term rate of return increases or reduces our annual operating income by approximately $3 million by increasing or reducing our net periodic pension income.

Changes in the discount rate, rate of compensation increase and cash balance accumulation/conversion rates also have an effect on our annual operating income. Based on the factors noted above, the discount rate is adjusted at each remeasurement date while other assumptions are reviewed annually. For our U.S. plans, every one-quarter-percentage-point increase or decrease in the discount rate reduces or increases our pension cost by approximately $0.5 million. The discount rate used to determine pension cost for our U.S. pension plans was 5.06%, 5.72% and 6.10% for 2011, 2010 and 2009, respectively. For 2012, we decreased the discount rate to 4.05% from 5.06% for all our U.S. pension plans.

Differences between the assumptions stated above and actual experience could affect our pension and other postretirement benefit costs. When actual plan experience differs from the assumptions used, actuarial gains or losses arise. These gains and losses are aggregated and amortized generally over the average future service periods or life expectancy of plan participants to the extent that such gains or losses exceed a "corridor." The purpose of the corridor is to reduce the volatility caused by the difference between actual experience and the pension-related assumptions noted above, on a plan-by-plan basis. For all of our pension plans, total actuarial losses that have not been recognized in our pension costs as of December 31, 2011 and 2010 were $1,093.8 million and $902.7 million, respectively, of which $879.9 million and $703.8 million, respectively, were attributable to the U.S. Qualified Plan, $120.2 million and $105.2 million, respectively, were attributable to the U.S. Non-Qualified Plans, and the remainder was attributable to the non-U.S. pension plans. See discussion in Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We expect to recognize a portion of such losses in our 2012 net periodic pension cost of $26.4 million, $6.9 million and $2.2 million, for the U.S. Qualified Plan, U.S. Non-Qualified Plans and non-U.S. plans, respectively, compared to $18.1 million, $6.4 million and $1.9 million, respectively, in 2011. The higher amortization of actuarial loss in 2012 for the U.S. Qualified plan, which will be included in our pension cost in 2012, is primarily due to a lower discount rate and higher unrecognized actuarial loss subject to amortization in 2012 for the U.S. Qualified Plan related to the investment loss from 2008.

Differences between the expected long-term rate of return assumption and actual experience could affect our net periodic pension cost. For our pension plans, we recorded net pension periodic cost of $7.1 million, $5.8 million and $6.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. A major component of the net pension periodic cost is the expected return on plan assets, which was $110.4 million, $113.4 million and $115.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic cost. For our pension plans we recorded: (i) for the year ended December 31, 2011, a total investment gain of $39.3 million which was comprised of a gain of $27.7 million in our U.S. Qualified Plan and a gain of $11.6 million in our non-U.S. plans; (ii) for the year ended December 31, 2010, a total investment gain of $138.5 million which was comprised of a gain of $126.3 million in our U.S. Qualified Plan and a gain of $12.2 million in our non-U.S. plans; and (iii) for the year ended December 31, 2009, a total investment gain of $191.5 million which was comprised of a gain of $162.4 million in our U.S. Qualified Plan and a gain of $29.1 million in our non-U.S. plans. At January 1, 2012, the market-related value of plan assets of our U.S. Qualified Plan and the non-U.S. plans was $1,166.4 million and $194.5 million, respectively, compared with the fair value of its plan assets of $1,056.5 million and $191.6 million, respectively.

Changes in the funded status of our pension plans could result in fluctuation in our shareholders' equity (deficit). We are required to recognize the funded status of our benefit plans as a liability or an asset, on a plan-by-plan basis with an offsetting adjustment to Accumulated Other Comprehensive Income ("AOCI"), in our shareholders' equity (deficit), net of tax. Accordingly, the amounts recognized in equity represent unrecognized gains/losses and prior service costs. These unrecognized gains/losses and prior service costs are amortized out of equity (deficit) based on an actuarial calculation each period. Gains/losses and prior service costs that arise during the year are recognized as a component of Other Comprehensive Income ("OCI") which is then reflected in AOCI. As a result, we recorded a net loss of $122.4 million and $0.5 million in OCI, net of applicable tax, in the years ended December 31, 2011 and 2010, respectively. In addition, $9.1 million was recorded to AOCI in 2010 related to a tax adjustment associated with the enactment of the Health Care and Education Reconciliation Act. The increase of the loss in 2011 was primarily due to the deterioration of the funded status for the U.S. Qualified Plan and U.S. Non-Qualified Plans at December 31, 2011. Funded status for our global pension plans was a deficit of $589.4 million at December 31, 2011 compared to $431.2 million at December 31, 2010, driven by worse asset performance for our U.S. Qualified Plan and the impact of assumption changes for our U.S. Qualified Plan and U.S. Non-Qualified Plans. The funded status for our U.S. Qualified Plan was a deficit of $290.0 million at December 31, 2011 compared to a deficit of $133.2 million at December 31, 2010.

For information on pension and postretirement benefit plan contribution requirements, please see "Future Liquidity—Sources and Uses of Funds—Pension Plan and Postretirement Benefit Plan Contribution Requirements." See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Income Taxes and Tax Contingencies

In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Revenue Recognition

Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectability is reasonably assured.

If at the outset of an arrangement we determine that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including our First Research division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

Multiple Element Arrangements

Effective January 1, 2011, we adopted Accounting Standards Update ("ASU") 2009-13, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements," which amends guidance in Accounting Standards Codification ("ASC") 605-25, "Revenue Recognition: Multiple-Element Arrangements," on a prospective basis for all new or materially modified arrangements entered into on or after that date. The new standard:

- Provides updated guidance on whether multiple deliverables exist, how the elements in an arrangement should be separated, and how the consideration should be allocated;
- Requires an entity to allocate revenue in an arrangement using the best estimated selling prices ("BESP") of each element if a vendor does not have vendor-specific objective evidence of selling prices ("VSOE") or third-party evidence of selling price ("TPE"); and
- Eliminates the use of the residual method and requires a vendor to allocate revenue using the relative selling price method.

We have certain solution offerings that are sold as multi-element arrangements. The multiple element arrangements or deliverables may include access to our business information database, information data files, periodic data refreshes, software and services. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting. Most product and service deliverables qualify as separate units of accounting and can be sold standalone or in various combinations across our markets. A deliverable constitutes a separate unit of accounting when it has standalone value and there are no customer-negotiated refunds or return rights for the delivered items. If the arrangement includes a customer-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered item constitutes a separate unit of accounting. The new guidance requires for deliverables with standalone value in a multi-element arrangement for which revenue was previously deferred due to undelivered elements not having fair value of selling price to be separated and recognized as delivered, rather than over the longest service delivery period as a single unit with other elements in the arrangement.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

We determine the selling price for each deliverable using VSOE, if it exists, TPE if VSOE does not exist, or BESP if neither VSOE nor TPE exist. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element.

Consistent with our methodology under the previous accounting guidance, we determine VSOE of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In certain instances, we are not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to us infrequently selling each element separately, not pricing products or services within a set range, or only having a limited sales history. Where we are unable to establish VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. Generally, our offerings contain a level of differentiation such that comparable pricing of solutions with similar functionality or delivery cannot be obtained. Furthermore, we are rarely able to reliably determine what similar competitors' selling prices are on a standalone basis. Therefore, we typically are not able to determine TPE of selling price.

When we are unable to establish selling prices by using VSOE or TPE, we establish the BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the solution were sold on a standalone basis. The determination of BESP is based on our review of available data points and consideration of factors such as but not limited to pricing practices, our growth strategy, geographies, and customer segment and market conditions. The determination of BESP is made through consultation with and formal approval of our management, taking into consideration our go-to-market strategy.

We regularly review VSOE and have a review process for TPE and BESP and maintain internal controls over the establishment and updates of these estimates.

The adoption of this new authoritative guidance did not have a material impact on our consolidated financial statements.

Prior to January 1, 2011 and pursuant to the previous accounting standards, we allocated revenue in a multiple element arrangement to each deliverable based on its relative fair value. If we did not have fair value for the delivered items, the contract fee was allocated to the undelivered items based on their fair values and the remaining residual amount, if any, was allocated to the delivered items. After the arrangement consideration, we applied the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria were met. All deliverables that did not meet the separation criteria were combined with an undelivered unit of accounting. We generally recognized revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually, and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. When applicable, we will perform a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, no further testing would be needed. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach and also in certain instances use the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization ("EBITDA") for each individual reporting unit. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e., recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). As of our most recent impairment analysis, the current year EBITDA multiples used to determine the individual reporting unit's fair value range from 8 to 12. For the income approach, we used projections based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit including revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. For our 2011 year end impairment analysis, the discount rates used to determine the individual reporting unit's fair value range from 11% to 14%.

In the first step, if the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further test is performed. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit's goodwill compared to the carrying value. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded in the period the impairment is identified as an operating expense.

Our determination of current year EBITDA multiples are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Management assesses the relevance and reliability of the multiples by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, and other data. EBITDA multiples can also be significantly impacted by the future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment, and pending or recently completed merger transactions.

Consequently, if future results fall below our forward looking projections for an extended period of time, the results of future impairment tests could indicate impairment exists. Although we believe the multiples of current year EBITDA in our market approach make reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected values included in the market approach used to value our reporting units.

As a reasonableness check, we reconcile the estimated fair values derived in the valuations for the total company based on the individual reporting units to total D&B's enterprise value (calculated by multiplying the closing price of D&B's stock on December 30, 2011 by the number of shares outstanding at that time, adjusted for the value of the Company's debt).

At December 31, 2011, each of our reporting units had a fair value of at least 20% in excess of its carrying value.

The allocated goodwill by reportable segment is as follows:

(in millions)	Number of Reporting Units	As of December 31, 2011	As of December 31, 2010
North America	1	$266.0	$266.3
Asia Pacific	4	219.2	218.3
Europe and Other International Markets	4	113.2	115.1
		$598.4	$599.7

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2011, 2010 and 2009.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for disclosure of the impact that recently issued accounting standards may have on our audited consolidated financial statements.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. They should be read in conjunction with the consolidated financial statements and related footnotes set forth in Item 8. of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Consolidated Revenue

The following table presents our revenue by segment:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Revenue:			
North America	$1,246.8	$1,229.5	$1,239.4
Asia Pacific	259.2	170.8	130.0
Europe and Other International Markets	252.5	243.4	225.4
Core Revenue	$1,758.5	1,643.7	1,594.8
Divested Businesses	0.0	32.9	92.2
Total Revenue	$1,758.5	$1,676.6	$1,687.0

The following table presents our revenue by customer solution set:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$1,114.4	$1,036.7	$1,002.2
Sales & Marketing Solutions	520.8	492.1	474.6
Internet Solutions	123.3	114.9	118.0
Core Revenue	1,758.5	1,643.7	1,594.8
Divested Businesses	0.0	32.9	92.2
Total Revenue	$1,758.5	$1,676.6	$1,687.0

Year ended December 31, 2011 vs. Year ended December 31, 2010

Total revenue increased $81.9 million, or 5% (3% increase before the effect of foreign exchange), for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase in total revenue was driven by an increase in Asia Pacific total revenue of $88.4 million, or 52% (43% increase before the effect of foreign exchange), and an increase in Europe and Other International Markets total revenue of $9.1 million, or 4% (less than 1% increase before the effect of foreign exchange), partially offset by a decrease in North America total revenue of $15.6 million, or 1% (both before and after the effect of foreign exchange).

North America total revenue was negatively impacted by the divestiture of our North American Self Awareness Solution business in the third quarter of 2010, which we reclassified as a divested business and accounted for $32.9 million for the year ended December 31, 2010.

Core revenue, which reflects total revenue less revenue from a divested business, increased $114.8 million, or 7% (5% increase before the effect of foreign exchange), for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in core revenue is primarily attributed to:

- Increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010;
- The positive impact of foreign exchange; and
- Increased purchases by new and existing customers in certain of our international markets;

partially offset by:

- decline in growth due to a of lack of innovation in Risk Management Solutions, resulting from our strategic decision to move Risk Management Solutions product innovation to our state of the art application development center in Dublin, Ireland.

Customer Solution Set

On a customer solution set basis, the $114.8 million increase in core revenue reflects:

- A $77.7 million, or 8% increase (6% increase before the effect of foreign exchange), in Risk Management Solutions. The increase was driven by an increase in revenue in Asia Pacific of $73.0 million, or 72% (62% increase before the effect of foreign exchange), and an increase in revenue in Europe and Other International Markets of $5.4 million, or 3% (1% decrease before the effect of foreign exchange), partially offset by a decrease in revenue in North America of $0.7 million, or less than 1% (both before and after the effect of foreign exchange).
- A $28.7 million, or 6% increase (5% increase before the effect of foreign exchange), in Sales and Marketing Solutions. The increase was driven by an increase in revenue in Asia Pacific of $15.6 million, or 23% (17% increase before the effect of foreign exchange), an increase in revenue in North America of $9.5 million, or 3% (2% increase before the effect of foreign exchange), and an increase in revenue in Europe and Other International Markets of $3.6 million, or 9% (6% increase before the effect of foreign exchange).
- An $8.4 million, or 7% increase (both before and after the effect of foreign exchange), in Internet Solutions. The increase was driven by an increase in revenue in North America of $8.5 million, or 8% (7% increase before the effect of foreign exchange), and an increase in revenue in Europe and Other International Markets of $0.1 million, or 1% (2% decrease before the effect of foreign exchange), partially offset by a decrease in revenue in Asia Pacific of $0.2 million, or 11% (12% decrease before the effect of foreign exchange).

Year ended December 31, 2010 vs. Year ended December 31, 2009

Total revenue decreased $10.4 million, or 1% (both before and after the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The decrease in total revenue was primarily driven by a decrease in North America total revenue of $47.3 million, or 4% (both before and after the effect of foreign exchange), and a decrease in total revenue in Europe and Other International Markets of $3.9 million or 2% (less than 1% decrease before the effect of foreign exchange), partially offset by an increase in Asia Pacific total revenue of $40.8 million, or 31% (26% increase before the effect of foreign exchange). North America was impacted by the divestiture of our North American Self Awareness Solution business in the third quarter of 2010, which we reclassified as a divested business and accounted for $32.9 million and $70.3 million for the years ended December 31, 2010 and 2009, respectively.

Europe and Other International Markets total revenue was negatively impacted by our divestiture of the domestic portion of our Italian operations in the second quarter of 2009, which we reclassified as a divested business and accounted for $21.9 million for the year ended December 31, 2009.

Core revenue, which reflects total revenue less revenue from a divested business, increased $48.9 million, or 3% (both before and after the effect of foreign exchange), for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase in core revenue is primarily attributed to:

- Increased revenue as a result of the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) substantially all of the assets of Bisnode's UK operations and a 100% equity interest in Bisnode's Irish operation ("ICC") which we consolidated in the third quarter of 2009; c) Quality Education Data ("QED") which we consolidated in the first quarter of 2009; and our majority owned joint venture with Roadway International Limited ("RoadWay") in China which we consolidated in the third quarter of 2009; all of which in the aggregate, contributed three points of the growth; and

- Increased purchases by new and existing customers in certain of our international markets;

partially offset by:

- Lower purchases from our customers due to a weak economy and budgetary pressures in North America.

Customer Solution Set

On a customer solution set basis, the $48.9 million increase in core revenue reflects:

- A $34.5 million, or 3% increase (both before and after the effect of foreign exchange), in Risk Management Solutions. The increase was driven by an increase in revenue in Asia Pacific of $26.8 million, or 36% (31% increase before the effect of foreign exchange), and an increase in revenue in Europe and Other International Markets of $15.5 million, or 8% (10% increase before the effect of foreign exchange), partially offset by a decrease in revenue in North America of $7.8 million, or 1% (both before and after the effect of foreign exchange);
- A $17.5 million, or 4% increase (3% increase before the effect of foreign exchange), in Sales & Marketing Solutions. The increase was driven by an increase in revenue in Asia Pacific of $13.8 million, or 25% (21% increase before the effect of foreign exchange), an increase in revenue in Europe and Other International Markets of $2.7 million, or 8% (9% increase before the effect of foreign exchange), and an increase in revenue in North America of $1.0 million, or less than 1% (both before and after the effect of foreign exchange); and
- A $3.1 million, or 3% decrease (both before and after the effect of foreign exchange), in Internet Solutions. The decrease was driven by a decrease in revenue in North America of $3.1 million, or 3% (both before and after the effect of foreign exchange), and a decrease in revenue in Europe and Other International Markets of $0.2 million, or 3% (4% decrease before the effect of foreign exchange), partially offset by an increase in revenue in Asia Pacific of $0.2 million, or 3% (3% decrease before the effect of foreign exchange).

Consolidated Operating Costs

The following table presents our consolidated operating costs and operating income:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Operating Expenses	$ 587.1	$ 557.7	$ 500.3
Selling and Administrative Expenses	643.4	626.9	641.0
Depreciation and Amortization	81.1	68.1	58.1
Restructuring Charge	22.1	14.8	23.1
Operating Costs	$1,333.7	$1,267.5	$1,222.5
Operating Income	$ 424.8	$ 409.1	$ 464.5

Operating Expenses

Year ended December 31, 2011 vs. Year ended December 31, 2010

Operating expenses increased by $29.4 million, or 5%, for the year ended December 31, 2011 as compared to December 31, 2010. The increase was primarily due to the following:

- Increased data acquisition costs and fulfillment costs primarily associated with our acquisition of D&B Australia which we consolidated in the fourth quarter of 2010;

- The negative impact of foreign exchange; and
- Increased costs associated with our Strategic Technology Investment designed to strengthen our leading position in commercial data and improve our current technology platform to meet emerging needs of customers. As part of our Strategic Technology Investment, which we refer to as "MaxCV" for Maximizing Customer Value, we are migrating customers to newer, and higher performing platforms, such as Hoover's, while we are shutting down legacy products that will not be supported by our new data supply chain;

partially offset by:

- Impairment of certain intangible assets reflected in the year ended December 31, 2010 related to our 2007 Purisma acquisition (which was not repeated for the year ended December 31, 2011);
- Lower compensations costs; and
- Lower expenses as a result of our 2010 divestiture of our North American Self Awareness Solution business.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Operating expenses increased by $57.4 million, or 12%, for the year ended December 31, 2010 as compared to December 31, 2009. The increase was primarily due to the following:

- Increased data acquisition costs and fulfillment costs primarily associated with the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) ICC which we consolidated in the third quarter of 2009; and our majority owned joint venture with RoadWay in China which we consolidated in the third quarter of 2009;
- Increased costs associated with our investments, including $30.3 million for our Strategic Technology Investment or MaxCV designed to strengthen our leading position in commercial data and improve our current technology platform to meet emerging needs of customers;
- Impairment of certain intangible assets related to our Purisma product;
- Increased compensation costs; and
- The negative impact of foreign exchange;

partially offset by:

- Lower expenses related to our divestiture of the domestic portion of our Italian operations and our North American Self Awareness Solution business; and
- Our ongoing reengineering efforts.

Selling and Administrative Expenses

Year ended December 31, 2011 vs. Year ended December 31, 2010

Selling and administrative expenses increased $16.5 million, or 3%, for the year ended December 31, 2011 as compared to December 31, 2010. The increase was primarily due to the following:

- Increased selling expenses primarily associated with our acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010; and
- The negative impact of foreign exchange;

partially offset by:

- Lower expenses as a result of our divestiture of our North American Self Awareness Solution business.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Selling and administrative expenses decreased $14.1 million, or 2%, for the year ended December 31, 2010 as compared to December 31, 2009. The decrease was primarily due to the following:

- Lower expenses related to our divestiture of our North American Self Awareness Solution business and the domestic portion of our Italian operations; and
- Our ongoing reengineering efforts;

partially offset by:

- Increased selling expenses primarily associated with the following acquisitions: a) D&B Australia which we consolidated in the fourth quarter of 2010; b) ICC which we consolidated in the third quarter of 2009; and our majority owned joint venture with RoadWay in China which we consolidated in the third quarter of 2009;
- Increased costs due to our product investments, including $5.5 million for our Strategic Technology Investment or MaxCV designed to strengthen our leading position in commercial data and improve our current technology platform to meet emerging needs of customers;
- Impairment of certain intangible assets related to our QED acquisition completed in the first quarter of 2009; and
- The negative impact of foreign exchange.

Matters Impacting Both Operating Expenses and Selling and Administrative Expenses

Pension, Postretirement and 401(k) Plan

For our pension plans globally, we had a net pension periodic cost of $7.1 million, $5.8 million and $6.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. The fluctuation in the pension cost was due to the following:

- Expected return on plan assets is a major component of the net pension periodic cost. Expected return on plan assets included in annual pension expense for all global plans was $110.4 million, $113.4 million and $115.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The expected return on plan assets was determined by multiplying the expected long-term rate of return assumption by the market-related value of plan assets. The market-related value of plan assets recognizes asset gains and losses over five years to reduce the effects of short-term market fluctuations on net periodic cost. The decrease of expected return on plan assets was primarily due to lower market-related value of plan assets driven by the asset loss incurred in 2008.
- Actuarial loss amortization included in annual pension expense was also a major factor in driving the pension costs to fluctuate from year-to-year. Actuarial loss amortization was largely impacted by the discount rate, amortization period and plan experience. The lower the discount rate, the higher the loss amortization. Actuarial loss amortization included in annual pension expense for all global plans was $26.4 million, $21.5 million and $22.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, of which $24.5 million, $19.0 million and $21.5 million were attributable to our U.S. plans for the years ended December 31, 2011, 2010 and 2009, respectively. Higher actuarial loss amortization in the U.S. plans was primarily due to lower discount rates applied to our plans at January 1, 2011 and higher actuarial losses subject to amortization. Lower actuarial loss amortization in the U.S. plans in 2010 compared to 2009 was primarily driven by a longer amortization period

applied to the U.S. Qualified Plan, substantially offset by the impact of lower discount rates applied to our plans at January 1, 2010 and higher actuarial losses subject to amortization. Starting in November 2009, the amortization period applied to the unrecognized actuarial gains or losses for our U.S. Qualified Plan has been changed from average future service years of active participants to average life expectancy of all plan participants. The change was the result of almost all the plan participants being deemed inactive. The discount rate used to measure the pension costs for our U.S. plans for the years ended December 31, 2011, 2010 and 2009 was 5.06%, 5.72% and 6.10%, respectively.

- The fluctuation in actuarial loss amortization was substantially offset by lower interest cost, a component of net periodic pension costs. Interest cost included in the net periodic pension costs was $85.0 million, $91.3 million and $90.7 million, respectively, for the years ended December 31, 2011, 2010 and 2009, of which $73.0 million, $78.4 million and $79.2 million, respectively, were attributable to our U.S. plans for the years ended December 31, 2011, 2010 and 2009. Decrease of interest cost for our U.S. plans was due to lower discount rates.

We expect that the net pension cost in 2012 will be approximately $17.4 million for all of our global pension plans, of which approximately $13 million and $5 million will be attributable to the U.S. plans and non-U.S. plans, respectively. This compares to a net pension cost of $7.1 million in 2011, of which $2.2 million and $4.9 million attributable to the U.S. plans and non-U.S. plans, respectively. For our U.S. plans, the increase in pension cost in 2012 is primarily driven by lower expected return from plan assets. For 2012, we will use an expected long-term rate of return of 7.75%, a 50 basis points decrease, from 8.25% used for 2011. Additionally, lower expected return from plan assets is also due to lower market-related value of plan assets, which will increase our 2012 net pension cost. Higher actuarial losses amortization in 2012 will be substantially offset by lower interest cost, both driven by a lower discount rate. The discount rate applied to our U.S. plans at January 1, 2012 is 4.05%, a 101 basis points decrease from the 5.06% discount rate used for 2011.

We had postretirement benefit income of $11.0 million, $7.0 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Higher income in 2011 compared to 2010 was primarily due to higher amortization of prior service credits. Effective July 1, 2010, in connection with the Health Care and Education Reconciliation Act of 2010, we converted the then current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or EGWP. Beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions. As a result, we reduced our accumulated postretirement obligation by $21 million in the third quarter of 2010, which will be amortized over approximately four years.

Higher income in 2010 compared to 2009 was primarily due to higher amortization of prior service credits. During the first quarter of 2010, the retiree company-paid life insurance benefits were eliminated. In addition, we will only share the minimum necessary amount of subsidy received from the government in any year to maintain actuarial equivalence for as long as possible. This plan change was approved in December 2009 and as a result we reduced our accumulated postretirement obligation by approximately $20 million at December 31, 2009, which will be amortized over approximately four years.

Both plan changes were accounted for as plan amendments under ASC 715-60-35, "Compensation—Retirement Benefits."

We expect postretirement benefit income will be approximately $11 million in 2012, essentially the same as 2011.

We had expense associated with our 401(k) Plan of $15.7 million, $9.7 million and $6.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in expense in 2011 was due to a higher discretionary company contribution of $7.8 million resulting from company performance, compared to $4.5 million in 2010. In addition, we amended our employer matching provision in the 401(k) Plan, effective in

April 2010, to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations. The increase in expense in 2010 from 2009 was due to an incremental discretionary company contribution of $4.5 million resulting from company performance as well as the increased employer maximum match percentage resulting from the plan amendment as described above effective in April 2010.

We consider net pension cost and postretirement benefit income to be part of our compensation costs, and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs. See the discussion of "Our Critical Accounting Policies and Estimates—Pension and Postretirement Benefit Obligations," above, and Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Stock-Based Compensation

For the years ended December 31, 2011, 2010 and 2009, we recognized total stock-based compensation expense (e.g., stock options, restricted stock, etc.) of $12.4 million, $18.3 million and $22.3 million, respectively.

For the years ended December 31, 2011, 2010 and 2009, we recognized expense associated with our stock option programs of $4.1 million, $6.5 million and $9.5 million, respectively. The decrease for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily due to a decrease in the fair value of the stock options issued over the past several years. The decrease for the year ended December 31, 2010 as compared to December 31, 2009, was primarily driven by our forfeiture assumption true-up as well as the continuing impact of the decrease in the overall number of employees eligible for stock options.

For the years ended December 31, 2011, 2010 and 2009, we recognized expense associated with our restricted stock, restricted stock units and restricted stock opportunity programs of $7.5 million, $11.0 million and $11.9 million, respectively. The decrease for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily due to a decrease in the fair value of the awards issued over the past several years as well as lower expense as a result of higher forfeitures associated with terminated employees. The decrease for the year ended December 31, 2010 as compared to December 31, 2009, was primarily driven by lower expense as a result of higher forfeitures associated with terminated employees as well as fewer awards being issued in 2010 as compared to the same period in 2009, partially offset by the accelerated expensing of an award issued to a retiree eligible executive.

For the years ended December 31, 2011, 2010 and 2009, we recognized expense associated with our Employee Stock Purchase Plan ("ESPP") of $0.8 million, $0.8 million and $0.9 million, respectively.

We consider these costs to be part of our compensation costs and, therefore, they are included in operating expenses and in selling and administrative expenses, based upon the classifications of the underlying compensation costs.

Depreciation and Amortization

Year ended December 31, 2011 vs. Year ended December 31, 2010

Depreciation and amortization increased $13.0 million, or 19%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase was primarily driven by an increase in amortization of acquired intangible assets resulting from our acquisitions and increased capital costs for investments to enhance our strategic capabilities (e.g., Strategic Technology Investment or MaxCV).

Year ended December 31, 2010 vs. Year ended December 31, 2009

Depreciation and amortization increased $10.0 million, or 17%, for the year ended December 31, 2010 as compared to December 31, 2009. The increase for the year ended December 31, 2010 was primarily driven by an increase in amortization of acquired intangible assets resulting from our acquisitions and our majority owned joint ventures, increased capital costs for revenue generating investments to enhance our strategic capabilities and our Strategic Technology Investment or MaxCV. This increase was partially offset by a reassessment in 2009 of the useful lives of our computer software (discussed in further detail below). We review the estimated remaining useful lives of our computer software and may extend the useful life when events and circumstances indicate the computer software can operate beyond its original or current useful life. Prior to the second quarter of 2009, the useful life of computer software assets was typically three to five years. We now expect the useful life of our back-end and back-office software to be in the range of five to eight years, and we have extended the useful lives accordingly. This reassessment included a review of the major components of our strategy and consideration of the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. The impact of this change was effective in the second quarter of 2009, and the impact for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share).

Restructuring Charge

Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With most initiatives, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2011, we recorded a $22.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $17.5 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 400 employees were impacted. Of these 400 employees, approximately 305 employees have exited the Company in 2011 and approximately 95 employees will exit the Company in 2012. The cash payments for these employees will be substantially completed by the third quarter of 2012; and

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $4.6 million.

During the year ended December 31, 2010, we recorded a $14.8 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $11.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 325 employees were impacted. Of these 325 employees, approximately 315 employees exited the Company in 2010 and approximately 10 employees exited the Company in 2011. The cash payments for these employees was substantially completed by the second quarter of 2011; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $3.1 million.

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees were impacted. Of these 535 employees, approximately 365 employees exited the Company in 2009 and approximately 170 employees exited the Company in 2010. The cash payments for these employees was substantially completed by the third quarter of 2010; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

Interest Income (Expense)—Net

The following table presents our "Interest Income (Expense)—Net:"

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Interest Income	$ 1.5	$ 2.1	$ 3.0
Interest Expense	(37.0)	(46.0)	(45.7)
Interest Income (Expense)—Net	$(35.5)	$(43.9)	$(42.7)

Interest income decreased $0.6 million, or 29%, for the year ended December 31, 2011 as compared to December 31, 2010. The decrease in interest income is primarily attributable to lower average amounts of invested balances. Interest income decreased $0.9 million, or 30%, for the year ended December 31, 2010 as compared to December 31, 2009. The decrease in interest income is primarily attributable to lower average interest rates.

Interest expense decreased by $9.0 million, or 20%, for the year ended December 31, 2011 as compared to December 31, 2010. The decrease in interest expense is primarily attributable to lower average interest rates and lower amounts of average debt outstanding. Interest expense increased by $0.3 million, or 1%, for the year ended December 31, 2010 as compared to December 31, 2009. The increase in interest expense is primarily attributable to higher amounts of average debt outstanding partially offset by lower average interest rates.

Other Income (Expense)—Net

The following table presents the components of "Other Income (Expense)—Net":

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Effect of Legacy Tax Matters(a)	$ (7.1)	$ (0.4)	$ 1.0
Gain on Disposal of North American Self Awareness Solutions Business(b)	0.0	23.1	0.0
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition(c)	0.0	3.4	0.0
Gain on Disposal of Italian Domestic Business(d)	0.0	0.0	6.5
Settlement of Legacy Tax Matter Arbitration(e)	0.0	0.0	4.1
Loss On Investment(f)	(11.4)	0.0	0.0
Miscellaneous Other Income (Expense)—Net(g)	(2.7)	(3.4)	(0.9)
Other Income (Expense)—Net	$(21.2)	$22.7	$10.7

(a) During the year ended December 30, 2011, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it related to the expiration of the statute of limitations. See Provision for Income Taxes below. Effect of Legacy Tax Matters decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to an agreement to pay Moody's Corporation $2.5 million as it relates to the Tax Allocation Agreement, which we paid in February 2011. See Note 15 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(b) During the year ended December 31, 2010, we recognized a gain from the divestiture of our North American Self Awareness Solution business. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(c) During the year ended December 31, 2010, we recognized a gain resulting from a hedge on the purchase price of D&B Australia during the third quarter of 2010. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(d) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

(e) During the year ended December 31, 2009, we recognized gains on the receipt of awards related to Legacy Tax Matters.

(f) During the year ended December 31, 2011, we recognized an impairment primarily related to a 2008 investment in a research and development data firm as a result of its financial condition and our focus on our Strategic Technology Investment or MaxCV program (maximize customer value strategy).

(g) Miscellaneous Other Income (Expense)—Net, decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to costs in the prior year related to a premium payment of $3.7 million made for the redemption of the $300 million senior notes with a maturity date of March 25, 2011 (the "2011 notes"), partially offset by the negative impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to the premium payment of $3.7 million made for the redemption of the $300 million senior notes. See Note 6 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Provision for Income Taxes

Effective Tax Rate for the Year Ended December 31, 2009	**25.9%**
Impact From Worldwide Legal Entity Simplification(1)	9.5%
Impact of Legacy Tax Matters	(4.0)%
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	3.7%
Other	0.4%
Effective Tax Rate for the Year Ended December 31, 2010	**35.5%**
Impact of Loss on Investment	(2.1)%
Impact of Legacy Tax Matters	(3.5)%
Other	(0.2)%
Effective Tax Rate for the Year Ended December 31, 2011	**29.7%**

(1) In 2009, we completed a one-time reorganization of a historical U.S. legal entity structure that resulted in a reduction of the number of our legal entities and that involved the intercompany issuance of Series B Preferred Stock. See Note 8 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

We expect our tax rate from ongoing operations to have a beneficial impact beginning 2014 as we expect to (a) create a global center of excellence for product innovation; (b) in-source, centralize and streamline certain of our business operations; and (c) reduce our operating costs of our business.

Earnings Per Share

In accordance with authoritative guidance in ASC 260-10, we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. The weighted average restricted shares outstanding were 66,495 shares, 196,175 shares and 361,900 shares for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table sets forth our EPS:

	For Years Ended December 31,		
	2011	2010	2009
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$5.31	$5.03	$6.06
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$5.28	$4.98	$5.99

For the year ended December 31, 2011, both basic EPS attributable to D&B common shareholders and diluted EPS attributable to D&B common shareholders increased 6% compared with the year ended December 31, 2010, primarily due to a 3% increase in Net Income Attributable to D&B and a 2% reduction in the weighted number of basic and diluted shares outstanding resulting from our total share repurchases.

For the year ended December 31, 2010, both basic EPS attributable to D&B common shareholders and diluted EPS attributable to D&B common shareholders decreased 17%, compared with the year ended December 31, 2009, primarily due to a 21% decrease in Net Income Attributable to D&B, partially offset by a 5% reduction in the weighted average number of basic and diluted shares outstanding resulting from our total share repurchases.

Segment Results

Effective January 1, 2011, we began reporting our business through three segments:

- North America (which consists of our operations in the U.S. and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan, China and India); and
- Europe and other International Markets (which primarily consists of our operations in the UK, the Netherlands, Belgium, Latin America and our Worldwide Network).

We have reported financial results in this new segment structure beginning with the results for the year ended December 31, 2011 and have conformed historical amounts to reflect the new segment structure.

Prior to January 1, 2011, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the U.S. and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

The financial statements of our subsidiaries outside of North America reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

The segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated on a timely basis to assess performance and to allocate resources.

North America

North America is our largest segment representing 71%, 75% and 78% of our total and core revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

On July 30, 2010, we completed the sale of substantially all of the assets and liabilities of our North American Self Awareness Solution business. This business has been classified as a "Divested Business." See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail. This divested business contributed 2% and 5% of our North America total revenue for the years ended December 31, 2010 and 2009, respectively.

The following table presents our North America revenue by customer solution set and North America operating income. Additionally, this table reconciles the non-GAAP measure of core revenue to the GAAP measure of total revenue by customer solution set:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Revenue:			
Risk Management Solutions	$ 730.8	$ 731.5	$ 739.3
Sales & Marketing Solutions	396.0	386.5	385.5
Internet Solutions	120.0	111.5	114.6
North America Core Revenue	1,246.8	1,229.5	1,239.4
Divested Business	0.0	32.9	70.3
North America Total Revenue	$1,246.8	$1,262.4	$1,309.7
Operating Income	$ 480.1	$ 452.2	$ 482.5

Year ended December 31, 2011 vs. Year ended December 31, 2010

North America Overview

North America total revenue decreased $15.6 million, or 1% (both before and after the effect of foreign exchange), for the year ended December 31, 2011 as compared to the year ended December 31, 2010. North America total revenue was negatively impacted by the divestiture of our North American Self Awareness Solution business in the third quarter of 2010, which we reclassified as a divested business and which accounted for $32.9 million in revenue for the year ended December 31, 2010. Excluding the impact of the divestiture, core revenue increased $17.3 million, or 1% (both before and after the effect of foreign exchange) for the year ended December 31, 2011.

North America Customer Solution Sets

On a customer solution set basis, the $17.3 million increase in core revenue for the year ended December 31, 2011, as compared to the year ended December 31, 2010, reflects:

Risk Management Solutions

- A decrease in Risk Management Solutions of $0.7 million, or virtually flat (both before and after the effect of foreign exchange).

For the year ended December 31, 2011, Traditional Risk Management Solutions, which accounted for 68% of total North America Risk Management Solutions, decreased 1% (both before and after the effect of foreign exchange). The decrease was primarily due to lower revenue from non-subscription transaction products, partially offset by year-over-year growth in our DNBi subscription plans. The increase in DNBi was driven by continued high retention and increased dollar spend for our existing customers.

For the year ended December 31, 2011, Value-Added Risk Management Solutions, which accounted for 24% of total North America Risk Management Solutions, increased 2% (1% increase before the effect of foreign exchange). The slight increase was primarily due to:

- More upfront revenue recognition on the existing customer set as a result of allocation of revenue in an arrangement using the best estimated selling price; and
- A shift in product mix from our Traditional Sales & Marketing Solutions to our Value-Added Risk Management Solutions;

partially offset by:

- decline in growth because of lack of innovation in Risk Management Solutions resulting from our strategic decision to move Risk Management Solution innovation to our state of the art application development center in Dublin, Ireland.

For the year ended December 31, 2011, Supply Management Solutions, which accounted for 8% of total North America Risk Management Solutions, increased 4% (both before and after the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $9.5 million, or 3% (2% increase before the effect of foreign exchange).

For the year ended December 31, 2011, Traditional Sales & Marketing Solutions, which accounted for 28% of total North America Sales & Marketing Solutions, decreased 14% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases from our customers due to a slow economic recovery and continued budgetary pressures;
- Our decision to stop selling certain legacy products and convert the existing customer base as well as new prospects to Hoover's solutions; and
- A shift in product mix from our Traditional Sales & Marketing Solutions to our Value-Added Risk Management Solutions.

For the year ended December 31, 2011, Value-Added Sales & Marketing Solutions, which accounted for 72% of total North America Sales & Marketing Solutions, increased 11% (both before and after the effect of foreign exchange). The increase was primarily due to:

- Broad growth in our products as a result of increased commitments primarily related to our Optimizer and D&B360 products, and
- More upfront revenue recognition on the existing customer set as a result of allocation of revenue in an arrangement using the best estimated selling price.

Internet Solutions

- An increase in Internet Solutions of $8.5 million, or 8% (7% increase before the effect of foreign exchange), as a result of increased customer acquisitions driven by our innovation at Hoover's, continued growth in our subscription revenue at Hoover's as customers see our improved value proposition and migration by certain customers from Traditional Sales & Marketing Solutions. Partially offsetting the increase were lower purchases of our internet advertising solutions.

North America Operating Income

North America operating income for the year ended December 31, 2011 was $480.1 million, compared to $452.2 million for the year ended December 31, 2010, an increase of $27.9 million, or 6%. The increase in operating income was primarily attributable to:

- Costs in the prior year for the impairment of intangible assets related to our 2007 Purisma and 2009 Quality Education Data acquisitions;
- Lower costs as a result of the divestiture of our North American Self Awareness Solution business; and
- Lower costs as a result of our continuous reengineering efforts;

partially offset by:

- A decrease in North America total revenue;
- Increased investment expense; and
- Impairment of intangible assets related to our 2007 AllBusiness.com, Inc. acquisition.

Year ended December 31, 2010 vs. Year ended December 31, 2009

North America Overview

North America total revenue decreased $47.3 million, or 4% (both before and after the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. North America total revenue was negatively impacted by the divestiture of our North American Self Awareness

Solution business in the third quarter of 2010, which we reclassified as a divested business and which accounted for $32.9 million and $70.3 million in revenue for the years ended December 31, 2010 and 2009, respectively. Excluding the impact of the divestiture, core revenue decreased $9.9 million, or 1% (both before and after the effect of foreign exchange).

North America Customer Solution Sets

On a customer solution set basis, the $9.9 million decrease in core revenue for the year ended December 31, 2010, as compared to the year ended December 31, 2009, reflects:

Risk Management Solutions

- A decrease in Risk Management Solutions of $7.8 million, or 1% (both before and after the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Risk Management Solutions, which accounted for 68% of total North America Risk Management Solutions, decreased 2% (3% decrease before the effect of foreign exchange). The decrease was primarily due to:

- Lower volumes of credit origination resulting in lower transactional volumes as well as a lower demand in earlier periods for our ratable subscription products;

partially offset by:

- Year-over-year growth in our subscription plans for DNBi throughout 2010 due to continued high retention and increased dollar spend per customer resulting from an increased emphasis on our value proposition; and higher purchases from our existing customers as they converted from our legacy products to subscription plans for DNBi, including the customers who previously purchased value-added solutions. These subscription plans provide our customers with unlimited use of our Risk Management reports and data.

For the year ended December 31, 2010, Value-Added Risk Management Solutions, which accounted for 23% of total North America Risk Management Solutions, remained flat compared to the prior year. This was primarily due to:

- Lower volumes of credit origination due to the macroeconomic environment has translated into lower transactional volumes as well as a lower demand in earlier periods for our ratable subscription products (as noted above); and
- A shift in product mix to our DNBi subscriptions plans from our Value-Added Risk Management Solutions to our Traditional Risk Management Solutions (as noted above);

partially offset by:

- Higher purchases from existing customers of modules enabled by our DNBi platform which are included in our Value-Added Risk Management Solutions; and
- Increased sales to existing customers of Value-Added credit decisioning solutions.

For the year ended December 31, 2010, Supply Management Solutions, which accounted for 9% of total North America Risk Management Solutions, increased 8% (7% increase before the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $1.0 million, or less than 1% (both before and after the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Sales & Marketing Solutions, which accounted for 33% of total North America Sales & Marketing Solutions, decreased 11% (both before and after the effect of foreign exchange). The decrease was primarily due to:

- Lower purchases from our customers due to a weak economy and budgetary pressures. These budgetary pressures have caused our customers to further focus their marketing efforts and, in some cases, shift from direct mail activities to digital marketing to reduce costs;

partially offset by:

- Increased revenue to existing customers in our education marketing solutions business; and
- Increased revenue associated with our acquisition of QED completed in the first quarter of 2009, which contributed one point of the growth.

For the year ended December 31, 2010, Value-Added Sales & Marketing Solutions, which accounted for 67% of total North America Sales & Marketing Solutions, increased 7% (both before and after the effect of foreign exchange). The increase was primarily due to:

- Increased cross-selling of our Sales & Marketing Solutions value-added solutions into our customer base, and cross-selling within the Sales & Marketing Solutions value-added solutions customer base (including the cross-selling of new solutions for digital marketing);
- New customer acquisition and increased commitments within certain of our solutions; and
- A timing benefit from a significant customer consolidating the contractual expiration dates for multiple contracts, some of which would have renewed in future periods;

partially offset by:

- Lower purchases of our value-added products due to budgetary pressures on our customers. In this environment customers are continuing to defer or decrease spend or not renew.

Internet Solutions

- A decrease in Internet Solutions of $3.1 million, or 3% (both before and after the effect of foreign exchange), as a result of a decline in our 2009 subscription renewal sales and a loss of a large customer deal not renewing.

North America Operating Income

North America operating income for the year ended December 31, 2010 was $452.2 million, compared to $482.5 million for the year ended December 31, 2009, a decrease of $30.3 million, or 6%. The decrease in operating income was primarily attributable to:

- A decrease in North America total revenue;
- Impairment of intangible assets related to our Purisma product and QED acquisition; and
- Increased costs associated with our investments;

partially offset by:

- Lower costs as a result of our ongoing reengineering efforts and decreased variable expenses (e.g., commissions, etc.); and
- Lower costs as a result of our divestiture of our North American Self Awareness Solution business.

Asia Pacific

Asia Pacific represented 15%, 10% and 8% of our total and core revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

The percentage change in our Asia Pacific revenue for the year ended December 31, 2011 as compared to the year ended December 31, 2010, was primarily impacted by the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010. There were no divestitures within this segment during the years ended December 31, 2011, 2010 and 2009. The following table presents our Asia Pacific revenue by customer solution set and Asia Pacific operating income:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in Millions)		
Revenue			
Risk Management Solutions	$174.3	$101.3	$ 74.5
Sales & Marketing Solutions	83.9	68.3	54.5
Internet Solutions	1.0	1.2	1.0
Asia Pacific Total and Core Revenue	$259.2	$170.8	$130.0
Operating Income	$ 16.2	$ 7.1	$ 17.2

Year ended December 31, 2011 vs. Year ended December 31, 2010

Asia Pacific Overview

Asia Pacific total and core revenue increased $88.4 million, or 52% (43% increase before the effect of foreign exchange), for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The acquisitions of D&B Australia and MicroMarketing contributed thirty-seven and one percentage points of growth (before the impact of foreign exchange), respectively, to total Asia Pacific revenue growth during the year ended December 31, 2011.

Asia Pacific Customer Solution Sets

On a customer solution set basis, the $88.4 million increase in Asia Pacific core revenue for the year ended December 31, 2011, as compared to the year ended December 31, 2010, reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $73.0 million, or 72% (62% increase before the effect of foreign exchange), primarily due to the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010.

For the year ended December 31, 2011, Traditional Risk Management Solutions, which accounted for 97% of Asia Pacific Risk Management Solutions, increased 73% (63% increase before the effect of foreign exchange). The increase in Traditional Risk Management Solutions was primarily due to:

- Increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010;

- The positive impact of foreign exchange; and
- Increased purchases by new and existing customers in certain of our markets;

partially offset by:

- Lower usage from our customers in Japan as a result of the continued economic pressures as well as the impact of the natural disasters on their businesses.

For the year ended December 31, 2011, Value-Added Risk Management Solution, which accounted for 3% of Asia Pacific Risk Management Solutions, increased 48% (42% increase before the effect of foreign exchange), primarily due to increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010.

Sales & Marketing Solutions

- An increase in Sales and Marketing Solutions of $15.6 million, or 23% (17% increase before the effect of foreign exchange), reflects:

For the year ended December 31, 2011, Traditional Sales & Marketing Solutions, which accounted for 63% of Asia Pacific Sales & Marketing Solutions, increased 37% (32% increase before the effect of foreign exchange). This increase was primarily due to:

- Increased purchases by new and existing customers in certain of our markets;
- An increase in revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010; and
- The positive impact of foreign exchange.

For the year ended December 31, 2011, Value-Added Sales & Marketing Solutions, which accounted for 37% of Asia Pacific Sales & Marketing Solutions, increased 5% (4% decrease before the effect of foreign exchange). This was primarily due to:

- The positive impact of foreign exchange; and
- Increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010;

partially offset by:

- A previous loss of project revenue in our Japanese market.

Internet Solutions

- A decrease in our Internet Solutions of $0.2 million, or 11% (12% decrease before the effect of foreign exchange), on a small base.

Asia Pacific Operating Income

Asia Pacific operating income for the year ended December 31, 2011 was $16.2 million, compared to $7.1 million for the year ended December 31, 2010, an increase of $9.1 million. The increase in operating income was primarily attributable to:

- Increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010 and related operating costs;

partially offset by:

- An increase in data costs in certain of our Asia Pacific markets.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Asia Pacific Overview

Asia Pacific total and core revenue increased $40.8 million, or 31% (26% increase before the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The acquisition of D&B Australia contributed twenty-one points of growth (before the impact of foreign exchange) to total revenue growth during the year ended December 31, 2010.

Asia Pacific Customer Solution Sets

On a customer solution set basis, the $40.8 million increase in Asia Pacific core revenue for the year ended December 31, 2010, as compared to the year ended December 31, 2009 reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $26.8 million or 36% (31% increase before the effect of foreign exchange), primarily due to the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010.

For the year ended December 31, 2010, Traditional Risk Management Solutions, which accounted for 96% of Asia Pacific Risk Management Solutions, increased 38% (32% increase before the effect of foreign exchange). The increase in Traditional Risk Management solutions was primarily due to:

- Increased revenue as a result of the acquisition of D&B Australia, which we consolidated in the fourth quarter of 2010;
- Increased revenue due to the launch of new products; and
- The positive impact of foreign exchange.

For the year ended December 31, 2010, Value-Added Risk Management Solutions, which accounted for 4% of Asia Pacific Risk Management Solutions, increased less than 1% (1% decrease before the effect of foreign exchange), on a small base.

Sales & Marketing Solutions

- An increase in Sales and Marketing Solutions of $13.8 million, or 25% (21% increase before the effect of foreign exchange), reflects:

For the year ended December 31, 2010, Traditional Sales & Marketing Solutions, which accounted for 57% of Asia Pacific Sales & Marketing Solutions, increased 47% (44% increase before the effect of foreign exchange). This increase was primarily due to:

- Increased revenue as a result of our majority owned joint venture with RoadWay in China, which we consolidated in the third quarter of 2009; and
- The positive impact of foreign exchange;

partially offset by:

- A decrease in revenue in certain markets primarily due to competitive pressures and contract signing delays.

For the year ended December 31, 2010, Value-Added Sales & Marketing Solutions, which accounted for 43% of Asia Pacific Sales & Marketing Solutions, increased 5% (1% decrease before the effect of foreign exchange). This was primarily due to lower purchases by existing customers in certain of our Asia Pacific markets. Customers in this region are carefully managing their value-added marketing spend due to continued economic pressures.

Internet Solutions

- An increase in Internet Solutions of $0.2 million, or 3% (3% decrease before the effect of foreign exchange), on a small base.

Asia Pacific Operating Income

Asia Pacific operating income for the year ended December 31, 2010 was $7.1 million, compared to $17.2 million for the year ended December 31, 2009, a decrease of $10.1 million. The decrease was primarily attributable to:

- Revenue decline in certain of our Asia Pacific markets, where expenses are more fixed in nature; and
- Increased costs (e.g., data costs, compensations and office building expenses).

Europe and Other International Markets

Europe and Other International Markets represented 14%, 15% and 14% of our total and core revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This sale has been classified as a "Divested Business." See Note 17 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail. This divested business contributed 9% of Europe and Other International Markets for the year ended December 31, 2009.

The following table presents our Europe and Other International Markets revenue by customer solution set and Europe and Other International Markets operating income. Additionally, this table reconciles the non-GAAP measure of core revenue to the GAAP measure of total revenue by customer solution set:

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in Millions)		
Revenue			
Risk Management Solutions	$209.3	$203.9	$188.4
Sales & Marketing Solutions	40.9	37.3	34.6
Internet Solutions	2.3	2.2	2.4
Europe and Other International Markets Core Revenue	252.5	243.4	225.4
Divested Business	0.0	0.0	21.9
Europe and Other International Markets Total Revenue	$252.5	$243.4	$247.3
Operating Income	$ 55.9	$ 64.5	$ 63.9

Year ended December 31, 2011 vs. Year ended December 31, 2010

Europe and Other International Markets Overview

Europe and Other International Markets total revenue and core revenue increased $9.1 million, or 4% (less than 1% increase before the effect of foreign exchange), for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Europe and Other International Markets Customer Solution Sets

On a customer solution set basis, the $9.1 million increase in Europe and Other International Markets core revenue for the year ended December 31, 2011, as compared to the year ended December 31, 2010 reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $5.4 million, or 3% (1% decrease before the effect of foreign exchange) and reflects:

For the year ended December 31, 2011, Traditional Risk Management Solutions, which accounted for 79% of Europe and Other International Markets Risk Management Solutions, decreased 1% (4% decrease before the effect of foreign exchange). The decrease is primarily due to:

- Lower transactional volumes as well as slower customer penetration for our ratable subscription products (e.g. DNBi) in certain of our markets, primarily in our UK market;

partially offset by:

- The positive impact of foreign exchange.

For the year ended December 31, 2011, Value-Added Risk Management Solutions, which accounted for 20% of Europe and Other International Markets Risk Management Solutions, increased 17% (13% increase before the effect of foreign exchange). The increase is primarily due to:

- Increased purchases as a result of new project-oriented business; and
- The positive impact of foreign exchange.

For the year ended December 31, 2011, Supply Management Solutions, which accounted for 1% of Europe and Other International Markets Risk Management Solutions, increased 13% (7% increase before the effect of foreign exchange) on a small base.

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $3.6 million, or 9% (6% increase before the effect of foreign exchange), reflects:

For the year ended December 31, 2011, Traditional Sales & Marketing Solutions, which accounted for 65% of Europe and Other International Markets Sales & Marketing Solutions, increased 18% (15% increase before the effect of foreign exchange). This increase was primarily due to increased purchases in our UK market from our existing customer base.

For the year ended December 31, 2011, Value-Added Sales & Marketing Solutions, which accounted for 35% of Europe and Other International Markets Sales & Marketing Solutions, decreased 4% (7% decrease before the effect of foreign exchange) on a small base.

Internet Solutions

- An increase in Internet Solutions of $0.1 million, or 1% (2% decrease before the effect of foreign exchange) on a small base.

Europe and Other International Markets Operating Income

Europe and Other International Markets operating income for the year ended December 31, 2011, was $55.9 million, compared to $64.5 million for the year ended December 31, 2010, a decrease of $8.6 million, or 13%. The decrease is primarily attributable to:

- Increased operating expenses (e.g., data costs); and
- Higher year-over-year depreciation and amortization related to the roll-out of DNBi;

partially offset by:

- An increase in revenue.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Europe and Other International Markets Overview

Europe and Other International Markets total revenue decreased $3.9 million, or 2% (less than 1% decrease before the effect of foreign exchange), for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Europe and Other International Markets was impacted by the divestiture of the domestic portion of our Italian operations in the second quarter 2009, which we reclassified as a divested business and accounted for $21.9 million for the year ended December 31, 2009. Excluding the impact of the divestiture, core revenue increased $18.0 million, or 8% (10% increase before the effect of foreign exchange).

Europe and Other International Markets Customer Solution Sets

On a customer solution set basis, the $18.0 million increase in Europe and Other International Markets core revenue for the year ended December 31, 2010, as compared to the year ended December 31, 2009 reflects:

Risk Management Solutions

- An increase in Risk Management Solutions of $15.5 million, or 8% (10% increase before the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Risk Management Solutions, which accounted for 81% of Europe and Other International Markets Risk Management Solutions, increased 11% (13% increase before the effect of foreign exchange). The increase is primarily due to:

- Increased revenue as a result of the acquisition of ICC which we consolidated in the third quarter of 2009; this contributed eight points of growth; and
- Increased revenue from providing cross-border data to members of our D&B Worldwide Network attributable to fulfillment services and product usage and our commercial agreement to provide global data entered into in connection with our divestiture of the domestic portion of our Italian operations.

For the year ended December 31, 2010, Value-Added Risk Management Solutions, which accounted for 17% of Europe and Other International Markets Risk Management Solutions, decreased 2% (1% decrease before the effect of foreign exchange). The decrease is primarily due to:

- Decreased purchases in certain of our markets by our customers due to economic and budgetary pressures;

partially offset by:

- Our commercial agreement to provide global data entered into in connection with our divestiture of the domestic portion of our Italian operations.

For the year ended December 31, 2010, Supply Management Solutions, which accounted for 2% of Europe and Other International Markets Risk Management Solutions, increased 8% (both before and after the effect of foreign exchange).

Sales & Marketing Solutions

- An increase in Sales & Marketing Solutions of $2.7 million, or 8% (9% increase before the effect of foreign exchange).

For the year ended December 31, 2010, Traditional Sales & Marketing Solutions, which accounted for 60% of Europe and Other International Markets Sales & Marketing Solutions, increased 10% (11% increase before the effect of foreign exchange). This increase was primarily due to:

- Increased revenue as a result of the acquisition of ICC which we consolidated in the third quarter of 2009; this contributed seven points of growth; and
- Increased purchases by new and existing customers in certain of our markets;

partially offset by:

- A decrease in revenue in certain markets primarily due to competitive pressures and signing delays.

For the year ended December 31, 2010, Value-Added Sales & Marketing Solutions, which accounted for 40% of Europe and Other International Markets Sales & Marketing Solutions, increased 6% (both before and after the effect of foreign exchange), primarily due to increased purchases from existing customers in our UK market.

Internet Solutions

- A decrease in Internet Solutions of $0.2 million, or 3% (4% decrease before the effect of foreign exchange) on a small base.

Europe and Other International Markets Operating Income

For the year ended December 31, 2010, Europe and Other International Markets operating income for the year ended December 31, 2010, was $64.5 million, compared to $63.9 million for the year ended December 31, 2009, an increase of $0.6 million, or 1%. The decrease was primarily attributable to:

- The divestiture of the domestic portion of our Italian operations in the second quarter of 2009;

partially offset by:

- Lower revenue.

Market Risk

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries and foreign exchange option contracts to reduce the volatility that fluctuating foreign exchange rates may have on our international earnings streams. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K, and further disclosure relating to financial instruments is included in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, we assess quarterly whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. Changes in fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income. The effectiveness of the hedge is monitored on an ongoing basis for hedge accounting purposes, and if the hedge is considered ineffective, we discontinue hedge accounting prospectively.

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 ("the 2015 notes"). In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income. Approximately $5.8 million of derivative gains offset by a $5.8 million loss on the fair value adjustment related to the hedged debt were recorded through December 31, 2011. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the periodic hedge remeasurement gains or losses on the derivative are reported as a component of other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these interest rate swaps as cash flow hedges against variability in cash flows related to our then existing $650 million credit facility. These transactions are accounted for as cash flow hedges and, as such, changes in the fair value of the hedges are recorded in Other Comprehensive Income ("OCI"). In connection with the termination of the $650 million credit facility, these interest rate derivative transactions were terminated, resulting in an acceleration of payments otherwise due under the instruments of $0.3 million on October 25, 2011, the credit facility termination date and were recorded in "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding debt subject to rate variability at December 31, 2011 would result in incremental increase/decrease in annual interest expense of approximately $3.8 million.

Foreign Exchange Risk Management

We have numerous offices in various countries outside North America and conduct operations in various countries through minority equity investments and strategic relationships with local providers. Our operations outside of North America generated approximately 29% and 25% of our total revenue for the years ended December 31, 2011 and 2010, respectively. Approximately 42% and 45% of our assets as of December 31, 2011 and 2010, respectively, were located outside of the U.S.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We use short-term, foreign exchange forward and option contracts to execute our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions are recorded in "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income and are essentially offset by the gains and losses on the underlying foreign currency transactions.

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term foreign exchange forward contracts. In addition, we may use foreign exchange option contracts to hedge certain foreign earnings streams and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding foreign exchange forward and option contracts are marked-to-market at the end of each quarter and the fair value impacts are reflected within our consolidated financial statements.

At December 31, 2011, we did not have any foreign exchange option contracts outstanding. At December 31, 2010, there were $10.7 million in foreign exchange option contracts outstanding having a fair value of $0.1 million. At December 31, 2011 and 2010, the notional amounts of our foreign exchange forward contracts were $352.6 million and $361.1 million, respectively. Realized gains and losses associated with these contracts were $17.3 million and $18.6 million, respectively, at December 31, 2011; $29.3 million and $26.2 million, respectively, at December 31, 2010; and $24.9 million and $13.6 million, respectively, at December 31, 2009. Unrealized gains and losses associated with these contracts were $0.7 million and $0.7 million, respectively, at December 31, 2011; $0.4 million and $0.9 million, respectively, at December 31, 2010; and $0.6 million and $0.2 million, respectively, at December 31, 2009.

If exchange rates were to increase on average 10% from year-end levels, the unrealized loss on our foreign exchange forward contracts would be approximately $25 million, excluding the expected gain on the underlying hedged item. If exchange rates on average were to decrease 10% from year-end levels, the unrealized gain on our foreign exchange forward contracts would be approximately $25 million, excluding the expected loss on the underlying hedge item. However, the estimated potential gain and loss on these contracts would substantially be offset by changes in the dollar value of the underlying transactions.

Liquidity and Financial Position

In connection with our focus on delivering Total Shareholder Return, we will remain disciplined in the use of our shareholders' cash, maintaining three key priorities for the use of this cash:

- First, making ongoing investments in the business to drive growth;
- Second, investing in acquisitions that we believe will be value-accretive to enhance our capabilities and accelerate our growth; and
- Third, continuing to return cash to shareholders.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs (twelve months or less), including restructuring charges, transition costs, our Strategic Technology Investment MaxCV, contractual obligations and contingencies (see Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K), excluding the legal matters identified in such note for which exposures cannot be estimated or are not probable. In addition, we believe that our ability to readily access the bank and capital markets for incremental financing needs will enable us to meet our continued focus on Total Shareholder Return. We have the ability to access the short-term borrowings market to supplement the seasonality in the timing of receipts in order to fund our working capital needs and share repurchases. Such borrowings would be supported by our credit facility, when needed.

The disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. Our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

Cash Provided by Operating Activities

Net cash provided by operating activities was $312.9 million, $319.4 million and $369.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Year ended December 31, 2011 vs. Year ended December 31, 2010

Net cash provided by operating activities decreased by $6.5 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. This decrease was primarily driven by:

- Increased tax payments;
- Increased spend related to our Strategic Technology Investment MaxCV; and
- Timing of payments (e.g. early pay discounts that we took advantage of).

partially offset by:

- Increased net income of our underlying business excluding the impact of non-cash gains and losses and lower interest payments; and
- Lower interest payments due to lower average interest rates and lower amounts of average debt outstanding.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Net cash provided by operating activities decreased by $50.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. This decrease was primarily driven by:

- Increased spend related to our Strategic Technology Investment MaxCV; and

- Decreased net income of our underlying business excluding the impact of non-cash gains and losses;

partially offset by:

- A decrease in restructuring payments associated with our Financial Flexibility initiatives; and
- A decrease in net tax payments.

Cash (Used in) Provided by Investing Activities

Net cash used in investing activities was $73.4 million, $253.6 million and $120.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Year ended December 31, 2011 vs. Year ended December 31, 2010

Net cash used in investing activities was $73.4 million for the year ended December 31, 2011, as compared to net cash used in investing activities of $253.6 million for the year ended December 31, 2010. The $180.2 million decrease primarily reflects the following activities:

- During the year ended December 31, 2011, we spent approximately $13.5 million on acquisitions of businesses, net of cash acquired, as compared to the year ended December 31, 2010, we spent $205.0 million on acquisitions/majority-owned joint ventures and other investments, net of cash acquired, primarily related to D&B Australia. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information; and
- A decrease in additions to computer software and other intangibles and capital expenditures as large projects occurred in the prior year period (e.g., Acxiom data center migration and Hoover's technology replatform);

partially offset by:

- Proceeds related to our divested business in prior year.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Net cash used in investing activities was $253.6 million for the year ended December 31, 2010, as compared to net cash used in investing activities of $120.7 million for the year ended December 31, 2009. The $132.9 million increase primarily reflects the following activities:

- During the year ended December 31, 2010, in connection with our initiatives to drive long-term growth, we spent $205.0 million on acquisitions and other investments, net of cash acquired, as compared to $74.6 million, net of cash acquired, during the year ended December 31, 2009. See Note 4 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further information; and
- Cash settlements of our foreign currency contracts for our hedged transactions resulted in cash inflows of $3.0 million for the year ended December 31, 2010 as compared to cash inflows of $11.3 million for the year ended December 31, 2009.

Cash Used in Financing Activities

Net cash used in financing activities was $238.0 million, $192.9 million and $213.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. As set forth below, these changes primarily relate to contractual obligations, share repurchases, stock-based programs and dividends.

Contractual Obligations

Debt

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 (the "2015 notes"), bearing interest at a fixed annual rate of 2.875%, payable semi-annually. The proceeds were used in December 2010 to repay our then outstanding $300 million senior notes, bearing interest at a fixed annual rate of 5.50% which had a maturity date of March 15, 2011 (the "2011 notes"). In connection with the redemption of the 2011 notes, we recorded a premium payment of $3.7 million as "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income.

Credit Facility

At December 31, 2010, we had a $650 million, five-year bank revolving credit facility, which was to expire in April 2012. On October 25, 2011, we terminated the facility and simultaneously entered into a new $800 million five-year bank revolving credit facility which matures in October 2016. Borrowings under the $800 million credit facility were available at prevailing short-term interest rates. We had $259.4 million of borrowings outstanding under the $800 million credit facility at December 31, 2011. We had $272.0 million and $259.4 million of borrowings outstanding under the $650 million credit facility at December 31, 2010 and 2009, respectively. We borrowed under these facilities from time-to-time during the years ended December 31, 2011, 2010 and 2009 to supplement the seasonality in the timing of receipts in order to fund our working capital needs and share repurchases.

Share Repurchases

During the year ended December 31, 2011, we repurchased 2,613,701 shares of common stock for $185.4 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In October 2011, our Board of Directors approved a $500 million share repurchase program which commenced in November 2011. We repurchased 435,770 shares of common stock for $29.8 million under this share repurchase program during the year ended December 31, 2011. Although there is not currently a specific time frame within which we plan to complete this share repurchase program, we intend to continue our policy of returning excess free cash to shareholders in the form of share buybacks and/or dividends;
- In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. We repurchased 1,380,118 shares of common stock for $96.3 million under this share repurchase program during the year ended December 31, 2011. This program was completed in November 2011; and
- In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and Employee Stock Purchase Program ("ESPP"). We repurchased 797,813 shares of common stock for $59.3 million under this share repurchase program during the year ended December 31, 2011. This program commenced in October 2010 and expires in October 2014.

During the year ended December 31, 2010, we repurchased 1,792,107 shares of common stock for $134.8 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In February 2009, our Board of Directors approved a $200 million share repurchase program. We repurchased 1,108,148 shares of common stock for $81.0 million under this share repurchase program during the year ended December 31, 2010. This program was completed in November 2011;
- In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP. We repurchased 26,621 shares of common stock for $2.0 million under this repurchase program during the year ended December 31, 2010. This program commenced in October 2010 and expires in October 2014; and

- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 657,338 shares of common stock for $51.8 million under this program during the year ended December 31, 2010. This program expired in August 2010.

During the year ended December 31, 2009, we repurchased 2,912,200 shares of common stock for $225.6 million under our share repurchase programs. The share repurchases are comprised of the following programs:

- In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. We repurchased 278,417 shares of common stock for $22.7 million under this share repurchase program during the year ended December 31, 2009. This program was completed in November 2011;
- In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. We repurchased 1,662,245 shares of common stock for $127.3 million under this share repurchase program during the year ended December 31, 2009. This program was completed in December 2009; and
- In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. We repurchased 971,538 shares of common stock for $75.6 million under this program during the year ended December 31, 2009. This program expired in August 2010.

Stock-based Programs

Net proceeds from stock-based awards during the years ended December 31, 2011, 2010 and 2009 were $29.6 million, $8.1 million and $21.2 million, respectively. The increase for the year ended December 31, 2011, as compared to the year ended December 31, 2010 was attributed to an increase in the volume of stock option exercises. The decrease for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was attributed to a decrease in the volume of stock option exercises.

Dividends

The total amount of dividends paid during the years ended December 31, 2011, 2010 and 2009 was $70.4 million, $70.0 million and $71.5 million, respectively.

Future Liquidity—Sources and Uses of Funds

Contractual Cash Obligations

The following table quantifies, as of December 31, 2011, our contractual obligations that will require the use of cash in the future:

Contractual Obligations[a]	Total	2012	2013	2014	2015	2016	Thereafter	All Other
				(Amounts in millions)				
Long-Term Debt(1)	$1,043.3	$ 36.8	$418.1	$12.1	$314.3	$262.0	$ —	$ —
Operating Leases(2)	$ 136.9	$ 26.1	$ 24.2	$19.1	$ 17.0	$ 14.9	$ 35.6	$ —
Obligations to Outsourcers(3)	$ 345.7	$104.4	$ 88.8	$82.6	$ 47.2	$ 22.7	$ —	$ —
Pension and Other Postretirement Benefits Payments/ Contributions(4)	$ 809.0	$ 31.5	$ 73.6	$60.7	$ 59.6	$ 50.4	$533.2	$ —
Spin-off Obligation(5)	$ 20.5	$ 20.5	$ —	$—	$ —	$ —	$ —	$ —
Unrecognized Tax Benefits(6)	$ 144.3	$ —	$ —	$—	$ —	$ —	$ —	$144.3

(a) Because their future cash flows are uncertain, other noncurrent liabilities are excluded from the table.

(1) Primarily represents: i) our senior notes with a face value of $400 million that mature in April 2013, bearing interest at a fixed annual rate of 6.00%, payable semi-annually; ii) our senior notes with a face value of $300 million that mature in November 2015, net of a fair value adjustment which increased the liability by $4.4 million partially offset by a discount of $0.8 million, bearing interest at a fixed annual rate of 2.875%, payable semi-annually; and iii) borrowings outstanding under our bank credit facility at prevailing short-term interest rates. Amounts include the interest expense portion that would be due on our future obligations. The interest rate on our senior notes is presented using the stated interest rate. Interest expense on our bank revolving credit facility is estimated using the rate in effect as of December 31, 2011.

(2) Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. We renewed our lease on this property in 2011 for a term of 8 years, with two 5-year renewal options. This property also serves as the executive offices of our North American segment. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance.

(3) *International Business Machines*

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. By August 2010, our data acquisition, delivery and customer services performed by IBM for our European countries were terminated. Additionally, by October 2011 our customer contact center services for the United States were terminated as a result of our transition to

Convergys Customer Management Group ("CCMG"). As of December 31, 2011, the services still to be provided by IBM are primarily limited delivery services for our North American customers. We incurred costs of approximately $10 million, $19 million and $26 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Acxiom Corporation

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom. In November 2008, we extended the term of the outsourcing agreement through 2011.

In December 2011, a three-year agreement was reached to further extend the product and technology outsourcing agreement until the end of 2014. Payments over the contract terms will aggregate to approximately $28 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement originally had an initial term ending in October 2014 and included the right to extend the agreement under the same terms for up to a maximum period of three years after the expiration of the original term. In 2010, we entered into two amendments with Acxiom extending the initial term of the agreement by a total of eight months until June 2015. We retain the right to extend the agreement for up to three years after the expiration of this amended term. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In December 2009, we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In May 2011, we signed a five-year development and support agreement with Acxiom to provide data management services. This agreement is related to our Strategic Technology Investment or MaxCVand totals approximately $27 million over the term of the agreement. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

We incurred costs of approximately $88 million, $93 million and $43 million under all of these agreements for the years ended December 31, 2011, 2010 and 2009, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $218 million.

Convergys Customer Management Group

In December 2010, we entered into a six-year business process outsourcing agreement effective January 1, 2011, with Convergys Customer Management Group ("CCMG") in order to enhance our customer contact center solution. CCMG has transitioned contact center services previously outsourced principally to IBM as well as certain other smaller providers.

The transition of services to CCMG was based on a phased migration of business volume to CCMG that commenced in the second quarter of 2011 and was substantially completed by the fourth quarter of 2011. Services are primarily provided from CCMG locations in Omaha, Nebraska, the Philippines and India, on the basis of our requirements.

The primary scope of the agreement includes the following services for our North America business: (i) Inbound Customer Service, which principally involves the receipt of, response to and resolution of inquiries received from customers; (ii) Outbound Customer Service, which principally involves the collection, compilation and verification of information contained in our databases; and (iii) Data Update Service, which principally involves the bulk or discrete updates to the critical data elements about companies in our databases.

The agreement also specifies service level commitments required of Convergys for achievement of our customer satisfaction targets and a methodology for calculating credits to us if Convergys fails to meet certain service levels. In addition, Convergys's performance under the agreement will be measured in part by our overall satisfaction of the program as measured by a customer satisfaction survey of our key internal business partners.

In December 2011, we signed a five-year telephony agreement to support our small business customers' telesales team. Payments over the contract term will aggregate approximately $3 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

After the first three years of service by Convergys, we have the right to terminate for convenience any or all of the services provided under the agreements upon one hundred eighty days prior written notice, and without incurring a termination fee. We incurred costs of approximately $8 million for the year ended December 31, 2011. Total payments to Convergys over the remaining terms of the above contracts will aggregate to approximately $97 million.

(4) Represents projected contributions to our U.S. Qualified and Non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including the U.S. Non-Qualified Plans and our postretirement benefit plan. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of 2011 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years.

(5) In 2000, as part of a spin-off transaction under which Moody's Corporation ("Moody's") and D&B became independent of one another, Moody's and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's and D&B agreed that Moody's would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. In 2002 and 2003, the Internal Revenue Service ("IRS") issued rulings that clarified that, under the circumstances applicable to Moody's and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's options and Moody's would be entitled to deduct the compensation expense associated with Moody's employees exercising D&B options). We have filed tax returns for 2001 through 2010 and made estimated tax deposits for 2011 consistent with the IRS rulings. We may be required to reimburse Moody's for the loss of compensation expense deductions relating to tax years 2006 to 2010 of approximately $20.5 million in the aggregate for such years. In 2005 and 2006, we paid Moody's approximately $30.1 million in the aggregate, which represented the incremental tax benefits realized by D&B for tax years 2003-2005 from using the filing method consistent with the IRS' rulings. In February 2011, we paid Moody's an additional sum of approximately $2.5 million, for tax years 2003-2005. While not material, we may also be required to pay, in the future, amounts in addition to the approximately $20.5 million referenced above based upon interpretations by the parties of the TAA and the IRS rulings.

(6) We have a total amount of unrecognized tax benefits of $120.1 million for the year ending December 31, 2011. Although we do not anticipate payments within the next twelve months for these matters, these could require the aggregate use of cash totaling approximately $144.3 million. As we cannot make reliable estimates regarding the timing of the cash flows by period, we have included unrecognized tax benefits within the "All Other" column in the table above.

Capital Structure

Every year we examine our capital structure and review our liquidity and funding plans. During 2012, in connection with our focus on our Total Shareholder Return, we anticipate continued share repurchases and cash dividends.

We believe that cash provided by operating activities, supplemented from time to time as needed with readily available financing arrangements, is sufficient to meet our short-term needs, including the cash cost of restructuring charges, transition costs, our Strategic Technology Investment or MaxCV, contractual obligations and contingencies, excluding the legal matters identified herein for which exposures cannot be estimated. See Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

As we execute our long-term strategy, which contemplates strategic acquisitions, we may require financing of our existing debt instruments or consider additional financing. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. While we feel confident that such financing arrangements are available to us, there can be no guarantee that we will be able to access new sources of liquidity when required.

The disruption in the economic environment has had a significant adverse impact on a number of commercial and financial institutions. Our liquidity has not been impacted by the current credit environment and management does not expect that it will be materially impacted in the near future. Management continues to closely monitor our liquidity, the credit markets and our financial counterparties. However, management cannot predict with any certainty the impact to us of any further disruption in the credit environment.

Share Repurchases and Dividends

In October 2011, our Board of Directors approved a $500 million share repurchase program, which commenced in November 2011. During the year ended December 31, 2011, we repurchased 435,770 shares of common stock for $29.8 million under this share repurchase program with $470.2 million remaining under this program. Although there is not currently a specific time frame within which we plan to complete this program, we intend to continue our policy of returning excess free cash to shareholders in the form of share buybacks and/or dividends.

In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2011, we repurchased 797,813 shares of common stock for $59.3 million under this repurchase program with 4,175,566 shares of common stock remaining under this program. This program commenced in October 2010 and expires in October 2014.

On February 6, 2012, we declared a dividend of $0.38 per share for the first quarter of 2012. This cash dividend will be payable on March 14, 2012 to shareholders of record at the close of business on February 28, 2012.

Strategic Technology Investment Program or MaxCV

In February 2010, we announced a Strategic Technology Investment or MaxCV program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers.

We expect that MaxCV will have a total cost of approximately $160 million in 2012. The project will largely focus on continuing to rebuild the data supply chain as well as introducing additional Web services. We expect MaxCV and the associated spending will be largely complete by the end of 2012. However, product and customer migration are now targeted to be concluded in the second half of 2013. We may experience additional costs that we do not currently foresee.

For 2012, the project will largely focus on continuing to rebuild the data supply chain as well as introducing additional web services. We expect the associated spending will be largely complete by the end of 2012; however, product and customer migrations are now targeted to be concluded in the first half of 2013.

Potential Payments in Legal Matters

We and our predecessors are involved in certain legal proceedings, claims and litigation arising in the ordinary course of business. These matters are at various stages of resolution, but could ultimately result in significant cash payments as described in Note 13 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. We believe we have adequate reserves recorded in our consolidated financial statements for our share of current exposures in these matters, where applicable, as described therein.

Pension Plan and Postretirement Benefit Plan Contribution Requirements

For financial statement reporting purposes, the funded status of our pension plans, as determined in accordance with GAAP, had a deficit of $290.0 million, $266.2 million and $33.2 million for the U.S. Qualified Plan, the U.S. Non-Qualified Plans and the non-U.S. plans, respectively, at December 31, 2011, as compared to a deficit of $133.2 million, $252.2 million and $45.8 million, respectively, at December 31, 2010. The deterioration in the funded status of the U.S. plans was primarily due to a higher projected benefit obligation at December 31, 2011 which was driven by a lower discount rate. Additionally, for the U.S. Qualified Plan a lower actual return on plan assets in 2011 was also attributable to the deterioration of its funded status. The improvement in the funded status of the non-U.S. plans was primarily due to higher fair value of plan assets at December 31, 2011, as a result of higher company contributions to the plans. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

During fiscal 2011, we were not required to make contributions to the U.S. Qualified Plan, the largest of our six plans, under funding regulations associated with the Pension Protection Act of 2006 ("PPA 2006") as the plan was considered "fully funded" for the 2010 plan year. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2012 for the 2011 plan year. Final funding requirements for fiscal 2012 were determined based on our January 2012 funding actuarial valuation.

We expect to continue to make cash contributions to our other pension plans during 2012. The expected 2012 contribution is approximately $26.0 million, compared to $45.9 million in 2011. In addition, we expect to make benefit payments related to our postretirement benefit plan of approximately $6.0 million during 2012, compared to $5.0 million in 2011. See the Contractual Cash Obligations table above for projected contributions and benefit payments beyond 2011.

Off-Balance Sheet Arrangements and Related Party Transactions

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements except for those disclosed in Note 7 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K. Additionally, we have not engaged in any significant related-party transactions.

Fair Value Measurements

Our non-recurring non-financial assets and liabilities include long-lived assets held and used, goodwill and intangible assets. These assets are recognized at fair value when they are deemed to be impaired.

During the fourth quarter of 2011, we recorded an impairment charge of $3.3 million related to the intangible assets acquired from the AllBusiness.com, Inc. ("AllBusiness.com") acquisition as a result of a decline in performance. We determined that the new cost basis of these intangible assets is zero based on Level III inputs. The impairment charge is included in "Selling and Administrative Expenses" in our North American segment.

During the third quarter of 2011, we recorded an impairment of approximately $8.0 million related to a 2008 investment in a research and development data firm as a result of its financial condition and our focus on our strategic technology investment (MaxCV) program. We determined the basis to be zero. The impairment charge is included in Other Income (Expense)—Net in our Europe and other International Markets segment.

As of December 31, 2011, we did not have any unobservable (Level III) inputs in determining fair value for our assets and liabilities measured at fair value on a recurring basis other than our real estate funds. See Note 10 to our consolidated financial statements included in Item 8. of this Annual Report on Form 10-K for further detail.

Forward-Looking Statements

We may from time-to-time make written or oral "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in filings with the Securities and Exchange Commission, in reports to shareholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like "anticipates," "aspirations," "believes," "continues," "estimates," "expects," "goals," "guidance," "intends," "plans," "projects," "strategy," "targets," "commits," "will" and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

- We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have significant outsourcing arrangements;
- Our ability to implement and derive the benefit of our Strategic Technology Investment or MaxCVprogram announced in February 2010 and to maintain sufficient investment in our technology infrastructure thereafter;
- Demand for our products is subject to intense competition, changes in customer preferences and economic conditions which impact customer behavior;
- Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;
- Our ability to secure our information technology infrastructure from cyber attack and unauthorized access;
- Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;
- Our ability to renew large contracts, the related revenue recognition and the timing thereof, or a shift in product mix, may impact our results of operations from period-to-period;
- As a result of the macro-economic challenges currently affecting the global economy, our customers or vendors may experience problems with their earnings, cash flow, or both. This may cause our customers to delay, cancel or significantly decrease their purchases from us and impact their ability to pay amounts owed to us. In addition, our vendors may substantially increase their prices without

notice. Such behavior may materially, adversely affect our earnings and cash flow. In addition, if economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business, operating results, and/or access to credit markets;

- Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data. Future laws or regulations with respect to the collection, compilation, use and/ or publication of information and adverse publicity or litigation concerning the commercial use of such information, or changes in the rules governing the operation of the Internet could have a material adverse effect on our business and financial results;
- Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;
- The continued adherence by third-party members of our D&B Worldwide Network or other third parties who license and sell under the D&B name to our quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;
- The profitability of our international businesses depends on our ability to identify and execute on various initiatives, such as successfully managing our D&B Worldwide Network, complying with the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption laws in all jurisdictions, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost, or the adoption of new laws or regulations governing the collection, compilation, use and/ or publication of information, particularly in emerging markets;
- Our future success requires that we attract and retain qualified personnel, including members of our sales force and technology teams, in regions throughout the world;
- Our ability to successfully implement our growth strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;
- We are involved in various legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;
- Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and
- Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in Item 1A. of this Annual Report on Form 10-K. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed in Item 1A. of this Annual Report on Form 10-K should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information in response to this Item is set forth under the caption "Market Risk" in Item 7. of this Annual Report on Form 10-K.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements and Schedules

Schedules

Schedules are omitted as they are not required or inapplicable or because the required information is provided in our consolidated financial statements, including the notes to our consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present our financial position and results of operations in conformity with generally accepted accounting principles in the United States of America. Management also has included in the consolidated financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and their report is provided herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, cash flows, and shareholders' equity (deficit) present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and comprehensive income and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included Management's Report on Internal Control over Financial Reporting" on page 75. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 29, 2012

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions, except per share data)		
Revenue	$1,758.5	$1,676.6	$1,687.0
Operating Expenses	587.1	557.7	500.3
Selling and Administrative Expenses	643.4	626.9	641.0
Depreciation and Amortization	81.1	68.1	58.1
Restructuring Charge	22.1	14.8	23.1
Operating Costs	1,333.7	1,267.5	1,222.5
Operating Income	424.8	409.1	464.5
Interest Income	1.5	2.1	3.0
Interest Expense	(37.0)	(46.0)	(45.7)
Other Income (Expense)—Net	(21.2)	22.7	10.7
Non-Operating Income (Expense)—Net	(56.7)	(21.2)	(32.0)
Income Before Provision for Income Taxes and Equity in Net Income of Affiliates	368.1	387.9	432.5
Provision for Income Taxes	109.2	137.9	112.1
Equity in Net Income of Affiliates	1.3	0.9	1.6
Net Income	260.2	250.9	322.0
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	0.1	1.2	(2.6)
Net Income Attributable to D&B	$ 260.3	$ 252.1	$ 319.4
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 5.31	$ 5.03	$ 6.06
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 5.28	$ 4.98	$ 5.99
Weighted Average Number of Shares Outstanding—Basic	48.9	49.9	52.3
Weighted Average Number of Shares Outstanding—Diluted	49.3	50.4	52.9
Cash Dividend Paid Per Common Share	$ 1.44	$ 1.40	$ 1.36
Other Comprehensive Income, Net of Tax			
Net Income (from above)	$ 260.2	$ 250.9	$ 322.0
Foreign Currency Translation Adjustments, no Tax Impact	(7.5)	(0.3)	43.2
Defined Benefit Pension Plans:			
Prior Service Costs, Net of Tax Income (Expense) of $3.8, ($7.8), and ($4.0) at December 31, 2011, 2010 and 2009, respectively	(5.8)	0.9	18.1
Net Loss, Net of Tax Income (Expense) of $76.6, $15.2 and $6.3 at December 31, 2011, 2010 and 2009, respectively	(116.6)	(1.4)	(28.5)
Derivative Financial Instruments, No Tax Impact	3.0	0.0	0.5
Comprehensive Income, Net of Tax	133.3	250.1	355.3
Less: Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	1.4	0.8	(2.9)
Comprehensive Income Attributable to D&B	$ 134.7	$ 250.9	$ 352.4

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(Amounts in millions, except per share data)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 84.4	$ 78.5
Accounts Receivable, Net of Allowance of $17.1 at December 31, 2011 and $17.5 at December 31, 2010	507.5	504.3
Other Receivables	5.7	8.3
Prepaid Taxes	1.5	1.5
Deferred Income Tax	32.1	31.8
Other Prepaids	55.1	36.6
Assets Held for Sale	32.7	0.0
Other Current Assets	7.9	7.3
Total Current Assets	726.9	668.3
Non-Current Assets		
Property, Plant and Equipment, Net of Accumulated Depreciation of $83.1 at December 31, 2011 and $81.5 at December 31, 2010	45.7	53.1
Computer Software, Net of Accumulated Amortization of $409.9 at December 31, 2011 and $372.0 at December 31, 2010	127.6	127.9
Goodwill	598.4	599.7
Deferred Income Tax	243.1	181.7
Other Receivables	58.4	66.3
Other Intangibles (Note 15)	116.1	139.8
Other Non-Current Assets	60.9	82.7
Total Non-Current Assets	1,250.2	1,251.2
Total Assets	$ 1,977.1	$ 1,919.5
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 36.4	$ 34.8
Accrued Payroll	117.4	127.7
Accrued Income Tax	17.7	19.9
Liabilities Held for Sale	29.1	0.0
Short-Term Debt	1.1	1.5
Other Accrued and Current Liabilities (Note 15)	153.6	165.7
Deferred Revenue	598.2	615.3
Total Current Liabilities	953.5	964.9
Pension and Postretirement Benefits	604.0	436.9
Long-Term Debt	963.9	972.0
Liabilities for Unrecognized Tax Benefits	129.5	131.5
Other Non-Current Liabilities	66.4	83.0
Total Liabilities	2,717.3	2,588.3
Contingencies (Note 13)		
EQUITY		
D&B SHAREHOLDERS' EQUITY (DEFICIT)		
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—0.5 shares; outstanding—none	0.0	0.0
Preferred Stock, $0.01 par value per share, authorized—9.5 shares; outstanding—none	0.0	0.0
Series Common Stock, $0.01 par value per share, authorized—10.0 shares; outstanding—none	0.0	0.0
Common Stock, $0.01 par value per share, authorized— 200.0 shares; issued—81.9 shares	0.8	0.8
Capital Surplus	239.0	227.3
Retained Earnings	2,179.3	1,989.5
Treasury Stock, at cost, 34.2 shares at December 31, 2011 and 32.3 shares at December 31, 2010	(2,356.3)	(2,214.1)
Accumulated Other Comprehensive Income (Loss)	(806.7)	(681.1)
Total D&B Shareholders' Equity (Deficit)	(743.9)	(677.6)
Noncontrolling Interest	3.7	8.8
Total Equity (Deficit)	(740.2)	(668.8)
Total Liabilities and Shareholders' Equity (Deficit)	$ 1,977.1	$ 1,919.5

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 260.2	$ 250.9	$ 322.0
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	81.1	68.1	58.1
Amortization of Unrecognized Pension Loss	14.6	12.2	17.3
Loss (Gain) from Sales of Business / Investments	11.7	(23.9)	(6.5)
Impairment of Intangible Assets	3.2	20.4	3.0
Settlement Charge Related to Legacy Pension Obligation	5.1	0.0	0.0
Income Tax Benefit from Stock-Based Awards	12.2	9.2	14.2
Excess Tax Benefit on Stock-Based Awards	(5.8)	(3.2)	(7.7)
Equity-Based Compensation	12.4	18.3	22.3
Restructuring Charge	22.1	14.8	23.1
Restructuring Payments	(19.7)	(19.9)	(30.5)
Deferred Income Taxes, Net	11.7	25.7	40.7
Accrued Income Taxes, Net	(7.5)	24.7	(28.8)
Changes in Current Assets and Liabilities:			
(Increase) in Accounts Receivable	(12.0)	(31.3)	(2.2)
(Increase) in Other Current Assets	(15.9)	(9.4)	(0.1)
Increase in Deferred Revenue	1.0	46.6	6.6
Increase (Decrease) in Accounts Payable	2.0	(7.9)	(31.5)
Increase (Decrease) in Accrued Liabilities	(20.7)	13.9	3.8
(Decrease) in Other Accrued and Current Liabilities	(1.5)	(5.4)	(1.4)
Changes in Non-Current Assets and Liabilities:			
(Increase) Decrease in Other Long-Term Assets	16.6	(27.7)	(0.1)
Net (Decrease) in Long-Term Liabilities	(61.3)	(58.6)	(35.4)
Net, Other Non-Cash Adjustments	3.4	1.9	2.6
Net Cash Provided by Operating Activities	312.9	319.4	369.5
Cash Flows from Investing Activities:			
Proceeds from Sales of Businesses, Net of Cash Divested	5.1	9.2	11.7
Payments for Acquisitions of Businesses, Net of Cash Acquired	(13.5)	(205.0)	(74.6)
Investment in Debt Security	(1.0)	0.0	(5.0)
Cash Settlements of Foreign Currency Contracts	(1.0)	3.0	11.3
Capital Expenditures	(6.2)	(9.5)	(9.2)
Additions to Computer Software and Other Intangibles	(47.2)	(56.4)	(56.1)
(Reinmbursement) Receipt of Proceeds Related to a Divested Business	(7.4)	7.9	0.0
Net, Other	(2.2)	(2.8)	1.2
Net Cash Used in Investing Activities	(73.4)	(253.6)	(120.7)
Cash Flows from Financing Activities:			
Payments for Purchases of Treasury Shares	(185.4)	(134.8)	(225.6)
Net Proceeds from Stock-Based Awards	29.6	8.1	21.2
Payment of Debt	0.0	(300.7)	0.0
Proceeds from Issuance of Long-Term Debt	0.0	298.9	0.0
Payment of Bond Issuance Costs	(1.6)	(1.9)	0.0
Payments of Dividends	(70.4)	(70.0)	(71.5)
Proceeds from Borrowings on Credit Facilities	677.8	321.7	311.6
Payments of Borrowings on Credit Facilities	(690.4)	(309.0)	(255.6)
Excess Tax Benefit on Stock-Based Awards	5.8	3.2	7.7
Capital Lease and Other Long-Term Financing Obligation Payment	(3.2)	(5.9)	0.0
Net, Other	(0.2)	(2.5)	(0.9)
Net Cash Used in Financing Activities	(238.0)	(192.9)	(213.1)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4.4	(17.3)	23.0
Increase (Decrease) in Cash and Cash Equivalents	5.9	(144.4)	58.7
Cash and Cash Equivalents, Beginning of Period	78.5	222.9	164.2
Cash and Cash Equivalents, End of Period	$ 84.4	$ 78.5	$ 222.9
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for:			
Income Taxes, Net of Refunds	$ 92.8	$ 78.3	$ 86.0
Interest	$ 33.4	$ 48.0	$ 43.7

The accompanying notes are an integral part of the consolidated financial statements.

THE DUN & BRADSTREET CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2011, 2010 and 2009

	Common Stock ($0.01 Par Value)	Capital Surplus	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Defined Benefit Plans	Derivative Financial Instrument	Total D&B Shareholders' Equity (Deficit)	Non Controlling Interest	Total Equity (Deficit)
	(Dollar amounts in millions, except per share data)									
Balance, January 1, 2009	$0.8	$206.1	$1,582.8	$(1,924.4)	$(204.3)	$(514.2)	$(3.5)	$(856.7)	$ 6.1	$(850.6)
Net Income	0.0	0.0	319.4	0.0	0.0	0.0	0.0	319.4	2.6	322.0
Adjustment to Opening Retained Earnings, net of tax $14.0 (Note 1)	0.0	0.0	(23.2)	0.0	0.0	0.0	0.0	(23.2)	0.0	(23.2)
Purchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.2	3.2
Payment to noncontrolling interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.5)	(0.5)
Equity-Based Plans	0.0	(3.1)	0.0	52.3	0.0	0.0	0.0	49.2	0.0	49.2
Treasury Shares Acquired	0.0	0.0	0.0	(225.6)	0.0	0.0	0.0	(225.6)	0.0	(225.6)
Pension Adjustments, net of tax of $2.3	0.0	0.0	0.0	0.0	0.0	(10.4)	0.0	(10.4)	0.0	(10.4)
Dividend Declared	0.0	0.0	(71.5)	0.0	0.0	0.0	0.0	(71.5)	0.0	(71.5)
Adjustments to Legacy Tax Matters	0.0	6.5	0.0	0.0	0.0	0.0	0.0	6.5	0.0	6.5
Change in Cumulative Translation Adjustment	0.0	0.0	0.0	0.0	42.9	0.0	0.0	42.9	0.3	43.2
Derivative Financial Instruments, no tax impact	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5	0.0	0.5
Balance, December 31, 2009	$0.8	$209.5	$1,807.5	$(2,097.7)	$(161.4)	$(524.6)	$(3.0)	$(768.9)	$11.7	$(757.2)
Net Income	0.0	0.0	252.1	0.0	0.0	0.0	0.0	252.1	(1.2)	250.9
Purchase of shares	0.0	(0.3)	0.0	0.0	0.0	0.0	0.0	(0.3)	(0.2)	(0.5)
Payment to noncontrolling interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(1.9)	(1.9)
Equity-Based Plans	0.0	11.6	0.0	18.4	0.0	0.0	0.0	30.0	0.0	30.0
Treasury Shares Acquired	0.0	0.0	0.0	(134.8)	0.0	0.0	0.0	(134.8)	0.0	(134.8)
Pension Adjustments, net of tax of $16.5	0.0	0.0	0.0	0.0	0.0	8.6	0.0	8.6	0.0	8.6
Dividend Declared	0.0	0.0	(70.1)	0.0	0.0	0.0	0.0	(70.1)	0.0	(70.1)
Adjustments to Legacy Tax Matters	0.0	6.5	0.0	0.0	0.0	0.0	0.0	6.5	0.0	6.5
Change in Cumulative Translation Adjustment	0.0	0.0	0.0	0.0	(0.7)	0.0	0.0	(0.7)	0.4	(0.3)
Balance, December 31, 2010	$0.8	$227.3	$1,989.5	$(2,214.1)	$(162.1)	$(516.0)	$(3.0)	$(677.6)	$ 8.8	$(668.8)
Net Income	0.0	0.0	260.3	0.0	0.0	0.0	0.0	260.3	(0.1)	260.2
Sale of Noncontrolling Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7	1.7
Noncontrolling Interest Reclassed to Liability Held for Sale	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.7)	(4.7)
Equity—Based Plans	0.0	5.2	0.0	43.2	0.0	0.0	0.0	48.4	0.0	48.4
Treasury Shares Acquired	0.0	0.0	0.0	(185.4)	0.0	0.0	0.0	(185.4)	0.0	(185.4)
Pension Adjustments, net of tax of $80.4	0.0	0.0	0.0	0.0	0.0	(122.4)	0.0	(122.4)	0.0	(122.4)
Dividends Declared	0.0	0.0	(70.5)	0.0	0.0	0.0	0.0	(70.5)	(0.7)	(71.2)
Adjustments to Legacy Tax Matters	0.0	6.5	0.0	0.0	0.0	0.0	0.0	6.5	0.0	6.5
Derivative Financial instruments, no tax impact	0.0	0.0	0.0	0.0	0.0	0.0	3.0	3.0	0.0	3.0
Change in Cumulative Translation Adjustment	0.0	0.0	0.0	0.0	(6.2)	0.0	0.0	(6.2)	(1.3)	(7.5)
Balance, December 31, 2011	$0.8	$239.0	$2,179.3	$(2,356.3)	$(168.3)	$(638.4)	$ 0.0	$(743.9)	$ 3.7	$(740.2)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular dollar amounts in millions, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. The Dun & Bradstreet Corporation ("D&B" or "we" or "our") is the world's leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for 170 years. Our global commercial database contains more than 205 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide solution sets that meet a diverse set of customer needs globally. Customers use our D&B Risk Management Solutions™ to mitigate credit and supplier risk, increase cash flow and drive increased profitability; our D&B Sales & Marketing Solutions™ to increase revenue from new and existing customers; and our D&B Internet Solutions® to convert prospects into clients faster by enabling business professionals to research companies, executives and industries.

Basis of Presentation. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; long-term asset and amortization recoverability; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the revisions in the consolidated financial statements in the period in which we determine any revisions to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are carried under the equity method of accounting. Investments over which we do not have significant influence are recorded under the cost method of accounting. We periodically review our investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the statement of operations and comprehensive income.

All intercompany transactions and balances have been eliminated in consolidation.

Effective January 1, 2011, we began reporting our business as of January 1, 2011 through three segments (all prior periods have been reclassed to reflect the new segments):

- North America (which consists of our operations in the United States ("U.S."). and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan, China and India); and
- Europe and other International Markets (which primarily consists of our operations in the United Kingdom ("UK"), the Netherlands, Belgium, Latin America and our Worldwide Network).

Prior to January 1, 2011, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the U.S. and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

(Tabular dollar amounts in millions, except per share data)

The financial statements of our subsidiaries outside of North America reflect a fiscal year ended November 30 to facilitate the timely reporting of our consolidated financial results and financial position.

For the year ended December 31, 2011, we revised our financial statements to reflect the impact for certain ratable contracts which were previously accounted for using a convention in which a full month's revenue was recorded irrespective of the contract's actual effective date. As a result, the December 31, 2011 revenue and net income include an out of period adjustment of approximately \$2.1 million and \$1.3 million, respectively, relating to the year ended December 2010 and approximately \$2.6 million and \$1.6 million, respectively, relating to the year ended December 2009.

Additionally, to adjust for the impact prior to 2009, management recorded the following non-cash adjustments: a \$23.2 million reduction to opening retained earnings, \$14.0 million increase to deferred taxes and \$37.2 increase to the December 31, 2010 deferred revenue balance. In accordance with accounting guidance found in Accounting Standards Codification ("ASC") 250-110 (SEC Staff Accounting Bulletin No. 99, Materiality), we assessed the materiality of the adjustments and concluded that the errors were not material to any of our previously issued financial statements.

Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation due to the change in segment structure and certain ratable contracts discussed above.

Significant Accounting Policies

Revenue Recognition. Revenue is recognized when the following four conditions are met:

- Persuasive evidence of an arrangement exists;
- The contract fee is fixed and determinable;
- Delivery or performance has occurred; and
- Collectability is reasonably assured.

If at the outset of an arrangement, we determine that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met.

Our Risk Management Solutions are generally sold under fixed price subscription contracts that allow customers unlimited access to risk information. Revenue on this type of contract is recognized ratably over the term of the contract, which is generally one year.

Risk information is also sold using monthly or annual contracts that allow customers to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount is fully used, additional risk information can be purchased at per-item prices which may be different than those in the original contract. Revenue on these contracts is recognized on a per-item basis as information is purchased and delivered to the customer. If customers do not use the full amount of their contract and forfeit the unused portion, we recognize the forfeited amount as revenue at contract expiration.

Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis over the term of the contract.

Revenue related to services, such as monitoring, is recognized ratably over the period of performance.

Sales & Marketing Solutions that provide continuous access to our marketing information and business reference databases may include access or hosting fees which are sold on a subscription basis. Revenue is recognized ratably over the term of the contract, which is typically one year.

Where a data file of marketing information is sold, we recognize revenue upon delivery of the marketing data file to the customer. If the contract provides for periodic updates to that marketing data file, the portion of the revenue related to updates is deferred as a liability on the balance sheet and recognized as the updates are delivered, usually on a quarterly or monthly basis, over the term of the contract.

Internet Solutions represent the results of our Hoover's business, including our First Research division. Hoover's and First Research provide subscription solutions that allow continuous access to our business information databases. Revenue is recognized ratably over the term of the contract, which is generally one year. Any additional solutions purchased are recognized upon delivery to the customer.

Sales of software that are considered to be more than incidental are recognized in revenue when a non-cancelable license agreement has been signed and the software has been shipped and installed, if required.

Revenue from consulting and training services is recognized as the services are performed.

Multiple Element Arrangements

Effective January 1, 2011, we adopted Accounting Standards Update ("ASU") 2009-13, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements," which amends guidance in ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements," on a prospective basis for all new or materially modified arrangements entered into on or after that date. The new standard:

- Provides updated guidance on whether multiple deliverables exist, how the elements in an arrangement should be separated, and how the consideration should be allocated;
- Requires an entity to allocate revenue in an arrangement using the best estimated selling prices ("BESP") of each element if a vendor does not have vendor-specific objective evidence of selling prices ("VSOE") or third-party evidence of selling price ("TPE"); and
- Eliminates the use of the residual method and requires a vendor to allocate revenue using the relative selling price method.

We have certain solution offerings that are sold as multi-element arrangements. The multiple element arrangements or deliverables may include access to our business information database, information data files, periodic data refreshes, software and services. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting. Most product and service deliverables qualify as separate units of accounting and can be sold standalone or in various combinations across our markets. A deliverable constitutes a separate unit of accounting when it has standalone value and there are no customer-negotiated refunds or return rights for the delivered items. If the arrangement includes a customer-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered item constitutes a separate unit of accounting. The new guidance requires for deliverables with standalone value in a multi-element arrangement for which revenue was previously deferred due to undelivered elements not having fair value of selling price to be separated and recognized as delivered, rather than over the longest service delivery period as a single unit with other elements in the arrangement.

If the deliverable or a group of deliverables meets the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

We determine the selling price for each deliverable using VSOE, if it exists, TPE if VSOE does not exist, or BESP if neither VSOE nor TPE exist. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element.

Consistent with our methodology under the previous accounting guidance, we determine VSOE of a deliverable by monitoring the price at which we sell the deliverable on a standalone basis to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In certain instances, we are not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to us infrequently selling each element separately, not pricing products or services within a set range, or only having a limited sales history. Where we are unable to establish VSOE, we may use the price at which we or a third party sell a similar product to similarly situated customers on a standalone basis. Generally, our offerings contain a level of differentiation such that comparable pricing of solutions with similar functionality or delivery cannot be obtained. Furthermore, we are rarely able to reliably determine what similar competitors' selling prices are on a standalone basis. Therefore, we typically are not able to determine TPE of selling price.

When we are unable to establish selling prices by using VSOE or TPE, we establish the BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the solution were sold on a standalone basis. The determination of BESP is based on our review of available data points and consideration of factors such as but not limited to pricing practices, our growth strategy, geographies, and customer segment and market conditions. The determination of BESP is made through consultation with and formal approval of our management, taking into consideration our go-to-market strategy.

We regularly review VSOE and have a review process for TPE and BESP and maintain internal controls over the establishment and updates of these estimates.

The adoption of this new authoritative guidance did not have a material impact on our consolidated financial statements.

Prior to January 1, 2011 and pursuant to the previous accounting standards, we allocated revenue in a multiple element arrangement to each deliverable based on its relative fair value. If we did not have fair value for the delivered items, the contract fee was allocated to the undelivered items based on their fair values and the remaining residual amount, if any, was allocated to the delivered items. After the arrangement consideration, we applied the appropriate revenue recognition method from those described above for each unit of accounting, assuming all other revenue recognition criteria were met. All deliverables that did not meet the separation criteria were combined with an undelivered unit of accounting. We generally recognized revenue for a combined unit of accounting based on the method most appropriate for the last delivered item.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of our information solutions and generally relates to deferral of subscription revenue. Deferred revenue is included in current liabilities in the balance sheet and is subsequently recognized as revenue in accordance with our revenue recognition policies.

We record revenue on a net basis for those sales where we act as an agent or broker in the transaction.

Sales Cancellations. In determining sales cancellation allowances, we analyze historical trends, customer-specific factors and current economic trends.

(Tabular dollar amounts in millions, except per share data)

Restructuring Charges. Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Employee Benefit Plans. We provide various defined benefit plans to our employees as well as healthcare benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in our consolidated financial statements. See Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Income Taxes and Tax Contingencies. In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Legal Contingencies. We are involved in legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to the probable outcome and/or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents. We consider all investments purchased with an initial term to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

Accounts Receivable and Allowance for Bad Debts. Accounts receivable are recorded at the invoiced amount and do not bear interest. With respect to estimating the allowance for bad debts, we analyze the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $12.3 million, $12.4 million and $10.7 million, respectively.

Computer Software. We develop various computer software applications for internal use including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (backoffice systems) and systems which we use to deliver our information solutions to customers (customer-facing systems).

We expense costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, we begin the application development stage which includes design, coding and testing. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs cease when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

(Tabular dollar amounts in millions, except per share data)

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets. Effective April 1, 2009, we increased the lives of our back-end and back-office software from three to five years to five to eight years. Customer-facing software will continue to have lives of three to five years. The impact of this change for the year ended December 31, 2009 was a reduction in software amortization expense by approximately $7 million after-tax ($0.14 per diluted share), respectively.

Internal-use software is tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets).

We also develop software for sale to customers. Costs are expensed until technological feasibility is established after which costs are capitalized until the software is ready for general release to customers. Costs of enhancements that extend the life or improve the marketability of the software are capitalized once technological feasibility is reached. Maintenance and customer support are expensed as incurred.

Capitalized costs of software for sale are amortized on a straight-line basis over the estimated economic life of the software of three years. We continually evaluate recoverability of the unamortized costs, which are reported at the lower of unamortized cost or net realizable value.

The computer software amortization expense for the years ended December 31, 2011, 2010 and 2009 were $46.0 million, $40.1 million and $35.0 million, respectively. As of December 31, 2011 and 2010, we acquired $7.8 million and $4.6 million, respectively, of computer software, which was included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet as of December 31, 2011 and 2010, and was therefore excluded from the consolidated statement of cash flows for the years ended December 31, 2011 and 2010, respectively.

Goodwill and Other Intangible Assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangibles with an indefinite life are not subject to regular periodic amortization. Instead, the carrying amount of the goodwill and indefinite-lived intangibles is tested for impairment at least annually and between annual tests if events or circumstances warrant such a test. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment that is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. When applicable, we will perform a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, no further testing would be needed. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach and also in certain instances use the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization ("EBITDA") for each individual reporting unit. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e., recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we used projections based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

(Tabular dollar amounts in millions, except per share data)

In the first step, if the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further test is performed. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit's goodwill compared to the carrying value. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded in the period the impairment is identified as an operating expense.

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2011, 2010 and 2009.

Other intangibles, which primarily include customer lists and relationships, trademarks, and technology related assets resulting from acquisitions, are being amortized over one to eighteen years based on their estimated useful life using the straight-line method. Other intangibles amortization expense for the years ended December 31, 2011, 2010 and 2009 were $22.5 million, $15.5 million and $12.4 million, respectively. Other intangibles are tested for recoverability along with other long-lived assets, excluding goodwill and indefinite lived intangibles, whenever events or circumstances indicate the carrying value may not be recoverable. See "Impairment of Long-Lived Assets" below.

Future amortization of acquired intangible assets as of December 31, 2011 is as follows:

Total	2012	2013	2014	2015	2016	Thereafter
$116.1	$17.5	$17.2	$16.6	$13.7	$12.4	$38.7

Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach.

During the fourth quarter of 2011, we recorded an impairment charge of $3.3 million related to the intangible assets acquired from the AllBusiness.com, Inc. ("AllBusiness.com") acquisition as a result of a decline in performance. We determined that the new cost basis of these intangible assets is zero based on Level III inputs (see "Fair Value Measurements" below for discussion on Level inputs). The impairment charge is included in "Selling and Administrative Expenses" in our North American segment.

During the third quarter of 2011, we recorded an impairment of approximately $8.0 million related to a 2008 investment in a research and development data firm as a result of its financial condition and our focus on our strategic technology investment program, or MaxCV. We determined the basis to be zero. The impairment charge is included in Other Income (Expense)—Net in our Europe and other International Markets segment.

(Tabular dollar amounts in millions, except per share data)

During the third quarter of 2010, we recorded a $13.6 million impairment charge related to software and intangible assets of our Purisma product, resulting from our decision to restructure this business. After analyzing various options, we decided to focus on providing maintenance and customer support to our existing customer base. We determined that the new cost basis of these assets is zero based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in "Operating Costs" in our North American segment.

During the second quarter of 2010, we recorded an impairment charge of $6.8 million of intangible assets related to database, technology, tradename and customer relationships related to the Quality Education Data ("QED") acquisition as a result of an examination of such assets initiated in connection with a recent settlement with the Federal Trade Commission ("FTC") (See Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K). We determined that the new cost basis of these intangible assets based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in "Operating Costs" in our North American segment.

During the year ended December 31, 2009, we recorded an impairment charge of $3.0 million related to certain intangible assets related to the Visible Path acquisition. We determined that the new cost basis of certain intangible assets related to the Visible Path acquisition is zero based on Level III inputs. The impairment charge is included in "Operating Costs" in our North American segment.

Foreign Currency Translation. For all operations outside the U.S. where we have designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For those countries where we designate the local currency as the functional currency, translation adjustments are accumulated in a separate component of shareholders' equity. We recorded foreign currency translation expense of $3.1 million, foreign currency translation income of $2.0 million and foreign currency translation expense of $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Earnings Per Share ("EPS") of Common Stock. Basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options and restricted stock programs. We use the treasury stock method to calculate the impact of outstanding stock options and restricted stock.

In accordance with the authoritative guidance in ASC 260-10, "Earnings Per Share," we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities.

Stock-Based Compensation. Our stock-based compensation programs are described more fully in Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K.

The compensation expense of our stock-based compensation programs is calculated by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the shorter of the award's vesting period or the period from the date of grant to the date when retirement

(Tabular dollar amounts in millions, except per share data)

eligibility is achieved. In addition, we estimate future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires that we make assumptions about the stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. Our expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. We determine our expected term assumption using a midpoint scenario that combines our historical exercise data with hypothetical exercise data for our unexercised stock options. Our risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

For restricted stock and restricted stock unit awards, the fair value is estimated by using the average of the high and low prices of our common stock on the date of grant.

If factors change, we may decide to use different assumptions under the Black-Scholes option valuation model and our forfeiture assumption in the future, which could materially affect our stock-based compensation expense, operating income, net income and earnings per share.

Financial Instruments. We use financial instruments, including foreign exchange and interest rate-related forward, option and swap contracts, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results.

We recognize all such financial instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. We do not use derivatives for trading or speculative purposes.

We use foreign exchange forward and option contracts to hedge certain non-functional currency-denominated intercompany and third-party transactions and to hedge the U.S. dollar equivalent value of certain non-U.S. earnings streams. These forward and option contracts are marked-to-market and the resulting remeasurement gains and losses are recorded as other income or expense. In addition, foreign exchange forward contracts are used to hedge certain of our foreign net investments. The gains and losses associated with these contracts are recorded in "Cumulative Translation Adjustments," a component of shareholders' equity.

From time-to-time, we use interest rate swap agreements to hedge long-term fixed-rate debt. In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 (the "2015 notes"). In November and December 2010, we executed interest rate fair value hedges in the form of interest rate swap agreements in order to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. When executed, we designate the swaps as fair-value hedges and assess whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. We formally document all relationships between hedging instruments and hedged items, and we have documented policies for managing our exposures. Changes in the fair values of interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of interest expense. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Also, from time-to-time, we use interest rate swap agreements to hedge our variable-rate debt. In January 2009 and December 2008, we executed interest rate cash flow hedges in the form of interest rate swap

(Tabular dollar amounts in millions, except per share data)

agreements in order to mitigate our exposure to variability in cash flows related to future payments on a designated portion of our variable rate borrowings. We defer gains and losses on these derivative instruments in the accumulated other comprehensive income (loss) line of our consolidated balance sheet until the hedged transactions impact our earnings. The hedge accounting effectiveness is monitored on an ongoing basis, and any resulting ineffectiveness will be recorded as gains and losses in earnings in the respective measurement period. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for further detail.

Transaction gains and losses are recognized in earnings in "Other Income (Expense)—Net." We recorded transaction losses of $1.9 million, transaction gains of $0.9 million and transaction losses of $0.4 million for the years ended December 31, 2011, 2010, and 2009, respectively.

In connection with the termination of the $650 million credit facility, interest rate derivative transactions were terminated, resulting in an acceleration of payments otherwise due under the instruments of $0.3 million on October 25, 2011, the credit facility termination date and were recorded in "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income.

Fair Value Measurements. We account for certain assets and liabilities at fair value. We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (in either case an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The estimated fair values of financial assets and liabilities and certain non-financial assets and liabilities, which are presented herein, have been determined by our management using available market information and appropriate valuation methodologies. However, judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale. See Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 2. Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment indefinitely defers certain provisions of ASU

(Tabular dollar amounts in millions, except per share data)

No. 2011-05, issued earlier this year. ASU No. 2011-05 revised the manner in which entities present comprehensive income in their financial statements. Among the new provisions in ASU No. 2011-05 was a requirement for entities to present reclassification adjustments out of accumulated other comprehensive income ("AOCI") by component in both the statement in which net income is presented and the statement in which other comprehensive income ("OCI") is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU No. 2011-12 and will be further deliberated by the FASB at a future date. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities are required to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. We adopted the provisions of this authoritative guidance and adoption has not had a material impact on the consolidated financial statements as this standard relates to presentation only.

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210); Disclosures about Offsetting Assets and Liabilities." The amendments in this ASU require a company to disclose information about offsetting and related arrangements to enable users of its financial statement to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. A company should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are currently assessing the impact of the adoption of this authoritative guidance on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-8, "Intangibles – Goodwill and Other (Topic No. 350): Testing Goodwill for Impairment," which gives companies testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If companies determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. The authoritative guidance is effective for annual periods beginning after December 15, 2011 and early adoption is permitted. We adopted the authoritative guidance in our fourth quarter 2011 testing for goodwill impairment and it had no effect on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-5, "Presentation of Comprehensive Income," which eliminates the option to present components of OCI in the statement of stockholders' equity. The authoritative guidance requires entities to present all non-owner changes in stockholders' equity as either a single continuous statement of comprehensive income or as two separate but consecutive statements. The authoritative guidance did not change the components of OCI, when OCI items are reclassified to the income statement or disclosure of OCI items gross or net of the effect of income taxes, provided that the tax effects are presented on the face of the statement in which OCI is presented or disclosed in the notes to the financial statements. The authoritative guidance requires entities to present all reclassification adjustments from OCI to net income on the face of the statement of OCI. On October 21, 2011, the FASB decided to propose a deferral of the new requirement to present reclassifications of other comprehensive income on the face of the income statement. Companies would still be required to adopt the other requirements contained in the new accounting standard for the presentation of comprehensive income. The authoritative guidance is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. Early adoption of the authoritative guidance is permitted. We adopted the provisions of this accounting standard and adoption has not had a material impact on the consolidated financial statements as this standard relates to presentation only.

(Tabular dollar amounts in millions, except per share data)

In May 2011, the FASB issued ASU No. 2011-4, "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS," which converges fair value measurement and disclosure guidance in U.S. GAAP with fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The amendments in the authoritative guidance do not modify the requirements for when fair value measurements apply. The amendments generally represent clarifications on how to measure and disclose fair value under ASC 820, "Fair Value Measurement." The authoritative guidance is effective prospectively for interim and annual periods beginning after December 15, 2011. Early adoption of the authoritative guidance is not permitted. We adopted the provisions of this accounting standard and adoption has not had a material impact on the consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)," which amends authoritative guidance on business combinations regarding how public entities disclose supplemental pro forma information for business combinations that occur during the year. Entities that present comparative financial statements for business combinations must disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the prior annual reporting period. The authoritative guidance also expanded the disclosures for entities to provide the nature and amount of material, nonrecurring pro forma adjustments directly related to the business combination that is included in the reported pro forma revenue and earnings. The authoritative guidance is effective for business combinations completed in the periods beginning after December 15, 2010 and is applied prospectively as of the date of adoption. We adopted the authoritative guidance on January 1, 2011.

In December 2010, the FASB issued ASU No. 2010-28, "Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)," which requires entities with a zero or negative carrying value to assess, considering qualitative factors, whether it is more likely than not that a goodwill impairment exists; the entity must perform Step 2 of the goodwill impairment test. The authoritative guidance does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test. The authoritative guidance is effective for impairment tests performed for fiscal years beginning after December 15, 2010. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements," which amends guidance in ASC 985-605, "Software," which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. We adopted the new authoritative guidance prospectively as of January 1, 2011. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements in the period of adoption.

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements," which amends guidance in ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements." The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling

(Tabular dollar amounts in millions, except per share data)

prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The authoritative guidance requires new and expanded disclosures and is applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. We adopted the new authoritative guidance prospectively as of January 1, 2011. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

Note 3. Restructuring Charges

Financial Flexibility is an ongoing process by which we seek to reallocate our spending from low-growth or low-value activities to other activities that will create greater value for shareholders through enhanced revenue growth, improved profitability and/or quality improvements. With most initiatives, we have incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income). These charges are incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

Restructuring charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10" and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructurings are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructurings, we had to make estimates related to the expenses associated with the restructurings. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

During the year ended December 31, 2011, we recorded a $22.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $17.5 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 400 employees were impacted. Of these 400 employees, approximately 305 employees have exited the Company in 2011 and approximately 95 employees will exit the Company in 2012. The cash payments for these employees will be substantially completed by the third quarter of 2012; and

(Tabular dollar amounts in millions, except per share data)

- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $4.6 million.

During the year ended December 31, 2010, we recorded a $14.8 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $11.7 million in accordance with the provisions of ASC 712-10. Approximately 325 employees were impacted. Of these 325 employees, approximately 315 employees exited the Company in 2010 and approximately 10 employees exited the Company in 2011. The cash payments for these employees was substantially completed by the second quarter of 2011; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $3.1 million.

During the year ended December 31, 2009, we recorded a $23.1 million restructuring charge in connection with Financial Flexibility initiatives. The significant components of these charges included:

- Severance and termination costs of $12.7 million in accordance with the provisions of ASC 712-10 were recorded. Approximately 535 employees were impacted. Of these 535 employees, approximately 365 employees exited the Company in 2009 and approximately 170 employees exited the Company in 2010. The cash payments for these employees was substantially completed by the third quarter of 2010; and
- Lease termination obligations, other costs to consolidate or close facilities and other exit costs of $10.4 million.

The following table sets forth, in accordance with ASC 712-10 and/or ASC 420-10, the restructuring reserves and utilization related to our Financial Flexibility initiatives:

	Severance and Termination	Lease Termination Obligations and Other Exit Costs	Total
Restructuring Charges:			
Balance Remaining as of January 1, 2009	$ 21.7	$ 0.2	$ 21.9
Charge Taken during the Year Ended December 31, 2009	12.7	10.4	23.1
Payments during the Year Ended December 31, 2009	(20.6)	(9.9)	(30.5)
Balance Remaining as of December 31, 2009	13.8	0.7	14.5
Charge Taken during the Year Ended December 31, 2010	11.7	3.1	14.8
Payments during the Year Ended December 31, 2010	(16.6)	(3.3)	(19.9)
Balance Remaining as of December 31, 2010	8.9	0.5	9.4
Charge Taken during the Year Ended December 31, 2011	17.5	4.6	22.1
Payments/Pension Plan Settlement (1) during the Year Ended December 31, 2011	(18.1)	(2.9)	(21.0)
Balance Remaining as of December 31, 2011	$ 8.3	$ 2.2	$ 10.5

(1) We incurred settlements totaling $1.3 million in 2011 related to our Canadian Pension Plan.

For initiatives taken during the years ended December 31, 2010 and 2009, all actions were substantially completed as of December 31, 2011.

(Tabular dollar amounts in millions, except per share data)

Note 4. Acquisitions

MicroMarketing D&B (Beijing) Co. Ltd

On November 1, 2011, we acquired substantially all of the assets of MicroMarketing, a leading provider of direct and digital marketing services in China with offices in Beijing and Shanghai. Specifically, MicroMarketing provides Sales & Marketing solutions in the technology sector and is expanding into higher growth targeted sectors including financial services, pharmaceuticals and automotive. This acquisition represents an important step to continue to grow our business in China. MicroMarketing will expand our business to business database in China and add digital marketing capabilities to enable us to better serve the sales and marketing needs of our customers. The results of MicroMarketing have been included in our consolidated financial statements since the date of acquisition.

The acquisition was valued at $14.4 million, including a contingent consideration of $1.5 million. The acquisition was funded with cash on hand. Transaction costs of $1.2 million were included in operating expenses in the consolidated statement of operations and comprehensive income. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition. The table below reflects the purchase related to the acquisition and the resulting purchase price allocation:

	Amortization Life (years)	Acquisition
Intangible Assets:		
Trademark	8.5	$ 0.6
Customer Relationships	10	2.7
Database	6.5	1.4
Technology	6.5	0.6
Goodwill	Indefinite	8.9
Other		0.2
Total Assets Acquired		14.4
Total Liabilities Assumed		0.0
Total Purchase Price		$14.4

The goodwill was assigned to our Greater China reporting unit, which is a part of our Asia Pacific segment. The primary item that generated the goodwill is the value of revenue growth from MicroMarketing's future customers and future technology development. The intangible assets, with useful lives from 6.5 to 10 years, are being amortized over a weighted-average useful life of 8.5 years. The intangibles have been recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact that the acquisition would have had on our results had the acquisition occurred at the beginning of 2011 was not material, and as such, pro forma financial results have not been presented.

Dun & Bradstreet Australia Holdings Limited

On August 31, 2010, we acquired a 100% equity interest in Dun and Bradstreet Australia Holdings Limited ("D&B Australia") for a net cash outlay of $204.5 million, subject to a working capital adjustment, primarily with international cash on hand. Related to this acquisition, we entered into a hedge to protect the translation of the Australian Dollar-denominated purchase price into U.S. Dollars and realized a net derivative gain of $3.4 million in "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income. D&B Australia was a member of the D&B Worldwide Network® and is the leading credit and information service provider in Australia and New Zealand.

(Tabular dollar amounts in millions, except per share data)

The acquisition of D&B Australia represents a strong fit with our international strategy and allows us to participate directly in a geographic region that has increasing importance for our global customers. D&B Australia is a leader in commercial risk and receivables management and owns and operates an emerging high growth consumer credit service. Through these businesses, D&B Australia is able to efficiently collect high quality data on most businesses within Australia and New Zealand. The results of D&B Australia have been included in our consolidated financial statements since the date of acquisition. The acquisition was valued at $209.5 million, including a working capital adjustment of $1.6 million. Transaction costs of $3.2 million were included in operating expenses in the consolidated statement of operations and comprehensive income. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The table below reflects the purchase price related to the acquisition and the resulting preliminary purchase price allocations:

	Amortization Life (years)	Acquisition
Current Assets		$ 21.8
Intangible Assets:		
Goodwill		150.3
Customer Relationships	10 - 14	29.0
Database	6	15.4
Technology	7.5	10.5
Reacquired Rights	12	11.5
Trade Name	Indefinite	0.8
Other		13.1
Total Assets Acquired		252.4
Current Liabilities		(21.9)
Noncurrent Liabilities		(21.0)
Total Liabilities Assumed		(42.9)
Total Purchase Price		$209.5

The goodwill was assigned to our Australia reporting unit, which is a part of our Asia Pacific segment. The primary item that generated the goodwill is the value of revenue growth from D&B Australia's future customers and future technology development. The intangible assets, with useful lives from 6 to 14 years, are being amortized over a weighted-average useful life of 9.5 years. The intangibles have been recorded as "Trademarks, Patents and Other" within Other Non-Current Assets in our consolidated balance sheet since the date of acquisition. The impact the acquisition would have had on our results had the acquisition occurred at the beginning of 2010 is not material, and, as such, pro forma financial results have not been presented.

Treatment of Goodwill

The acquisition of MicroMarketing was an asset acquisition and under applicable Chinese tax law the goodwill acquired is not deductible for tax purposes. The acquisition of D&B Australia was a stock acquisition and, as a result, the associated goodwill is not deductible for tax purposes.

In the aggregate, the impact the acquisitions would have had on our results is not material, and, as such, pro forma financial results have not been presented.

(Tabular dollar amounts in millions, except per share data)

Note 5. Income Taxes

Income before provision for income taxes consisted of:

	For the Years Ended December 31,		
	2011	2010	2009
U.S.	$304.1	$316.2	$332.4
Non-U.S.	64.0	71.7	100.1
Income Before Provision for Income Taxes, Minority Interests and Equity in Net Income of Affiliates	$368.1	$387.9	$432.5

The provision for income taxes consisted of:

	For the Years Ended December 31,		
	2011	2010	2009
Current Tax Provision:			
U.S. Federal	$ 71.3	$ 84.8	$ 75.2
State and Local	11.0	19.6	11.8
Non-U.S.	18.1	11.0	10.1
Total Current Tax Provision	100.4	115.4	97.1
Deferred Tax Provision:			
U.S. Federal	11.9	9.1	10.8
State and Local	1.2	2.0	1.5
Non-U.S.	(4.3)	11.4	2.7
Total Deferred Tax Provision	8.8	22.5	15.0
Provision for Income Taxes	$109.2	$137.9	$112.1

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	For the Years Ended December 31,		
	2011	2010	2009
Statutory Tax Rate	35.0%	35.0%	35.0%
State and Local Taxes, net of U.S. Federal Tax Benefit	2.2	3.6	2.0
Non-U.S. Taxes	(1.4)	(0.3)	(3.4)
Valuation Allowance	(0.1)	(0.1)	(1.2)
Interest	0.7	0.7	0.6
Tax Credits and Deductions	(0.9)	(1.4)	(0.9)
Tax Contingencies Related to Uncertain Tax Positions	0.0	(1.1)	3.2
Worldwide Legal Entity Simplification	0.0	0.0	(9.2)
Impact of Legacy Tax Matters	(5.5)	(4.0)	0.0
Loss on Investment	(2.1)	0.0	0.0
Reduction of a Deferred Tax Asset Resulting from the Healthcare Act of 2010	0.0	3.3	0.0
Other	1.8	(0.2)	(0.2)
Effective Tax Rate	29.7%	35.5%	25.9%

(Tabular dollar amounts in millions, except per share data)

Income taxes paid were $113.0 million, $86.2 million and $92.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Income taxes refunded were $20.2 million, $7.9 million and $6.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	2011	2010
Deferred Tax Assets:		
Operating Losses	$ 48.4	$ 48.5
Restructuring Costs	3.1	3.8
Bad Debts	5.8	5.6
Accrued Expenses	40.2	28.1
Investments	8.2	12.5
Other	1.1	0.0
Pension and Postretirement Benefits	238.7	178.9
Total Deferred Tax Assets	345.5	277.4
Valuation Allowance	(38.1)	(38.8)
Net Deferred Tax Assets	307.4	238.6
Deferred Tax Liabilities:		
Intangibles	(56.0)	(66.6)
Fixed Assets	(9.9)	(7.3)
Other	0.0	(2.1)
Total Deferred Tax Liabilities	(65.9)	(76.0)
Net Deferred Tax Assets	$241.5	$162.6

We have not provided for U.S. deferred income taxes or foreign withholding taxes on $582.8 million of undistributed earnings of our non-U.S. subsidiaries as of December 31, 2011, since we intend to reinvest these earnings indefinitely. Additionally, we have not determined the tax liability if such earnings were remitted to the U.S., as the determination of such liability is not practicable. See Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for our significant accounting policy related to income taxes.

We have federal, state and local, and foreign tax loss carry forwards, the tax effect of which was $46.9 million as of December 31, 2011. Approximately $33.8 million of these tax benefits have an indefinite carry forward period. The remainder of $13.1 million expires at various times between 2012 and 2031.

We have established a valuation allowance against non-U.S. net operating losses in the amount of $27.4 million, $27.0 million and $28.6 million for the years ended December 31, 2011, 2010 and 2009, respectively that, in the opinion of our management, are more likely than not to expire before we can utilize them.

For the year ended December 31, 2011, we decreased our unrecognized tax benefits by $30.6 million (net of increases). The decrease primarily relates to settlements with taxing authorities. The total amount of gross unrecognized tax benefits as of December 31, 2011, 2010 and 2009 were $120.1 million, $150.7 million and $136.9 million, respectively.

(Tabular dollar amounts in millions, except per share data)

The following is a reconciliation of the gross unrecognized tax benefits:

Gross Unrecognized Tax Benefits as of January 1, 2009	$108.6
Additions for Prior Years' Tax Positions	2.8
Additions for Current Years' Tax Positions	28.7
Reduction in Prior Year Tax Positions	(1.0)
Reduction Due to Expired Statute of Limitations	(2.2)
Gross Unrecognized Tax Benefits as of December 31, 2009	136.9
Additions for Prior Years' Tax Positions	0.0
Additions for Current Years' Tax Positions	19.8
Reduction in Prior Years' Tax Positions	(5.5)
Reduction Due to Expired Statute of Limitations	(0.5)
Gross Unrecognized Tax Benefits as of December 31, 2010	150.7
Additions for Prior Years' Tax Positions	0.1
Additions for Current Years' Tax Positions	14.6
Settlements with Taxing Authority	(24.2)
Reduction in Prior Years' Tax Positions	(5.8)
Reduction Due to Expired Statute of Limitations	(15.3)
Gross Unrecognized Tax Benefits as of December 31, 2011	$120.1

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $112.7 million, net of tax benefits. We do not believe it is reasonably possible that the unrecognized tax benefits will significantly change within the next 12 months.

The IRS has completed its examination of our 2004, 2005 and 2006 tax years. As reported in our Annual Report on Form 10-K for the year ended December 31, 2010, the IRS proposed certain adjustments to our Research Tax Credits and Domestic Production Deduction. We agreed with the proposed Research Tax Credit adjustments that were fully reserved under authoritative guidance. We disagreed with the proposed Domestic Production Deduction adjustments and are currently having this matter reviewed by the IRS Office of Appeals. We expect this dispute will be resolved within twelve to eighteen months. Should the IRS Office of Appeals decide in favor of the IRS, we do not expect the Domestic Production Deduction adjustment to have a material impact on our consolidated statement of operations and comprehensive income or consolidated statement of cash flows.

The IRS is examining our 2007, 2008 and 2009 tax years. We expect the examination will be completed in the fourth quarter of 2013.

We recognize accrued interest expense related to unrecognized tax benefits in income tax expense. The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2011, 2010 and 2009 was $3.1 million, $3.2 million and $2.9 million, respectively. The total amount of accrued interest as of December 31, 2011 and December 31, 2010 was $11.5 million, net of tax benefits, respectively.

(Tabular dollar amounts in millions, except per share data)

Note 6. Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

	December 31, 2011	December 31, 2010
Debt Maturing Within One Year:		
Other	$ 1.1	$ 1.5
Total Debt Maturing Within One Year	$ 1.1	$ 1.5
Debt Maturing After One Year:		
Long-Term Fixed-Rate Notes (Net of a $0.8 million and $1.0 million discount as of December 31, 2011 and 2010, respectively)	$699.2	$699.0
Fair Value Adjustment Related to Hedged Debt	4.4	(1.4)
Credit Facility	259.4	272.0
Other	0.9	2.4
Total Debt Maturing After One Year	$963.9	$972.0

Fixed-Rate Notes

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015 ("the 2015 notes"), bearing interest at a fixed annual rate of 2.875%, payable semi-annually. The proceeds were used in December 2010 to repay our then outstanding $300 million senior notes, bearing interest at a fixed annual rate of 5.50%, which had a maturity date of March 15, 2011 (the "2011 notes"). In connection with the redemption of the 2011 notes, we recorded a premium payment of $3.7 million to "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income in the fourth quarter of 2010. The 2015 notes of $299.2 million, net of $0.8 million remaining discount, are recorded as "Long-Term Debt" in our consolidated balance sheet at December 31, 2011.

The 2015 notes were issued at a discount of $1.1 million, and, in connection with the issuance, we incurred underwriting and other fees of approximately $2.5 million. These costs are being amortized over the life of the 2015 notes. The 2015 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2015 notes do not contain any financial covenants.

In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income. Approximately $5.8 million of derivative gains offset by a $5.8 million loss on the fair value adjustment related to the hedged debt were recorded for the year ended December 31, 2011. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

In April 2008, we issued senior notes with a face value of $400 million that mature on April 1, 2013 (the "2013 notes"), bearing interest at a fixed annual rate of 6.00%, payable semi-annually. The interest rate applicable to the 2013 notes is subject to adjustment if our debt rating is decreased four levels below the Standard & Poor's and Fitch A-credit ratings that we held on the date of issuance. After a rate adjustment, if our debt ratings are subsequently upgraded, the adjustment(s) would reverse. The maximum adjustment is 2.00% above the initial interest rate and the rate cannot adjust below 6.00%. As of December 31, 2011, no such adjustments to the interest rate have been made. Proceeds from this issuance were used to repay indebtedness under our credit facility. The 2013 notes are recorded as "Long-Term Debt" in our consolidated balance sheet at December 31, 2011.

(Tabular dollar amounts in millions, except per share data)

The 2013 notes were issued at face value and, in connection with the issuance, we incurred underwriting and other fees of $3.0 million. These costs are being amortized over the life of the 2013 notes. The 2013 notes contain certain covenants that limit our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. The 2013 notes do not contain any financial covenants.

On January 30, 2008, we entered into interest rate derivative transactions with an aggregate notional amount of $400 million. The objective of these hedges was to mitigate the variability of future cash flows from market changes in Treasury rates in the anticipation of the issuance of the 2013 notes. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges that took place through the date of the issuance of the 2013 notes were recorded in Accumulated Other Comprehensive Income ("AOCI"). In connection with the issuance of the 2013 notes, these interest rate derivative transactions were terminated, resulting in a loss and a payment of $8.5 million on March 28, 2008, the date of termination. The payments are recorded in AOCI and are being amortized over the life of the 2013 notes.

Credit Facilities

At December 31, 2010, we had a $650 million, five-year bank revolving credit facility, which was to expire in April 2012. On October 25, 2011, we terminated the facility and simultaneously entered into a new $800 million five-year bank revolving credit facility that matures in October 2016. Borrowings under the $800 million credit facility are available at prevailing short-term interest rates, as were borrowings under the former $650 million credit facility. The facility requires, and the terminated facility required, the maintenance of interest coverage and total debt to Earnings Before Income Taxes, Depreciation and Amortization ("EBITDA") ratios, which are defined in the credit agreement. We were in compliance with these respective credit facilities covenants at December 31, 2011 and at December 31, 2010.

On October 25, 2011, we borrowed $189.0 million under our $800 million credit facility to pay down the amounts outstanding under our then existing $650 million credit facility immediately prior to termination. The $800 million credit facility will provide us the ability to access the short-term borrowings market to supplement the seasonality in the timing of receipts in order to fund our working capital needs and share repurchases.

At December 31, 2011, we had $259.4 million of borrowings outstanding under the $800 million credit facility with a weighted average interest rate of 1.58%. At December 31, 2010, we had $272.0 million of borrowings outstanding under the $650 million credit facility with weighted average interest rate of 0.68%. We borrowed under these facilities from time-to-time during the year ended December 31, 2011 to supplement the seasonality in the timing of receipts in order to fund our working capital needs and share repurchases.

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these swaps as cash flow hedges against variability in cash flows related to our $650 million credit facility. These transactions were accounted for as cash flow hedges and, as such, changes in fair value of the hedges are recorded in OCI. In connection with the termination of the $650 million credit facility, these interest rate derivative transactions were terminated, resulting in an acceleration of payments otherwise due under the instruments of $0.3 million on October 25, 2011, the credit facility termination date and were recorded in "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income.

(Tabular dollar amounts in millions, except per share data)

Other

At December 31, 2011 and December 31, 2010, certain of our international operations had non-committed lines of credit of $3.2 million and $3.1 million, respectively. There were $0.2 million and $1.9 million of borrowings outstanding under these lines of credit at December 31, 2011 and 2010, respectively. These arrangements have no material commitment fees and no compensating balance requirements.

At December 31, 2011 and December 31, 2010, we were contingently liable under open standby letters of credit issued by our bank in favor of third parties and guarantees with our banks totaling $12.2 million and $12.3 million, respectively.

Interest paid for all outstanding debt totaled $33.4 million, $48.0 million and $43.7 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Note 7. Financial Instruments

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward contracts to hedge short-term foreign currency denominated loans, investments and certain third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries and foreign exchange option contracts to reduce the volatility that fluctuating foreign exchange rates may have on our international earnings streams. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2011 and 2010, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2011 and 2010, because we sell to a large number of customers in different geographical locations.

Interest Rate Risk Management

Our objective in managing exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, we maintain a policy that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, we assess quarterly whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. Changes in fair values of

(Tabular dollar amounts in millions, except per share data)

interest rate swap agreements that are designated fair-value hedges are recognized in earnings as an adjustment of "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income. The effectiveness of the hedge is monitored on an ongoing basis for hedge accounting purposes, and if the hedge is considered ineffective, we discontinue hedge accounting prospectively.

In November 2010, we issued senior notes with a face value of $300 million that mature on November 15, 2015. In November and December 2010, we entered into interest rate derivative transactions with aggregate notional amounts of $125 million. The objective of these hedges is to offset the change in fair value of the fixed rate 2015 notes attributable to changes in LIBOR. These transactions are accounted for as fair value hedges. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income. Approximately $5.8 million of derivative gains offset by a $5.8 million loss on the fair value adjustment related to the hedged debt were recorded through December 31, 2011. Approximately $1.5 million of derivative losses offset by a $1.4 million gain on the fair value adjustment related to the hedged debt were recorded through December 31, 2010.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the periodic hedge remeasurement gains or losses on the derivative are reported as a component of other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In January 2009 and December 2008, we entered into interest rate swap agreements with aggregate notional amounts of $25 million and $75 million, respectively, and designated these interest rate swaps as cash flow hedges against variability in cash flows related to our then existing $650 million credit facility. These transactions are accounted for as cash flow hedges and, as such, changes in the fair value of the hedges are recorded in OCI. In connection with the termination of the $650 million credit facility, these interest rate derivative transactions were terminated, resulting in an acceleration of payments otherwise due under the instruments of $0.3 million on October 25, 2011, the credit facility termination date and were recorded in "Other Income (Expense)—Net" in the consolidated statement of operations and comprehensive income.

A 100 basis point increase/decrease in the weighted average interest rate on our outstanding debt subject to rate variability at December 31, 2011 would result in incremental increase/decrease in annual interest expense of approximately $3.8 million.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. We follow a policy of hedging balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We use short-term, foreign exchange forward and option contracts to execute our hedging strategies. Typically, these contracts have maturities of twelve months or less. These contracts are denominated primarily in the British pound sterling, the Euro and Canadian dollar. The gains and losses on the forward contracts associated with the balance sheet positions are recorded in "Other Income (Expense)—Net" in our consolidated statement of operations and comprehensive income and are essentially offset by the gains and losses on the underlying foreign currency transactions.

(Tabular dollar amounts in millions, except per share data)

As in prior years, we have hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term foreign exchange forward contracts. In addition, we may use foreign exchange option contracts to hedge certain foreign earnings streams and foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding foreign exchange forward and option contracts are marked-to-market at the end of each quarter and the fair value impacts are reflected within our consolidated financial statements.

At December 31, 2011, we did not have any foreign exchange option contracts outstanding. At December 31, 2010, there were $10.7 million in foreign exchange option contracts outstanding having a fair value of $0.1 million. At December 31, 2011 and 2010, the notional amounts of our foreign exchange forward contracts were $352.6 million and $361.1 million, respectively. Realized gains and losses associated with these contracts were $17.3 million and $18.6 million, respectively, at December 31, 2011; $29.3 million and $26.2 million, respectively, at December 31, 2010; and $24.9 million and $13.6 million, respectively, at December 31, 2009. Unrealized gains and losses associated with these contracts were $0.7 million and $0.7 million, respectively, at December 31, 2011; $0.4 million and $0.9 million, respectively, at December 31, 2010; and $0.6 million and $0.2 million, respectively, at December 31, 2009.

Fair Values of Derivative Instruments in the Consolidated Balance Sheet

	Asset Derivatives				Liability Derivatives			
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments								
Interest rate contracts	Other Current Assets	$4.3	Other Current Assets	$0.0	Other Accrued & Current Liabilities	$0.0	Other Accrued & Current Liabilities	$2.9
Total derivatives designated as hedging instruments		$4.3		$0.0		$0.0		$2.9
Derivatives not designated as hedging instruments								
Foreign exchange forward contracts	Other Current Assets	$0.7	Other Current Assets	$0.4	Other Accrued & Current Liabilities	$0.7	Other Accrued & Current Liabilities	$0.9
Foreign exchange option contracts	Other Current Assets	$0.0	Other Current Assets	$0.1	Other Accrued & Current Liabilities	$0.0	Other Accrued & Current Liabilities	$0.0
Total derivatives not designated as hedging instruments		$0.7		$0.5		$0.7		$0.9
Total Derivatives		$5.0		$0.5		$0.7		$3.8

(Tabular dollar amounts in millions, except per share data)

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,	
	2011	2010		2011	2010		2011	2010
Interest rate contracts	$1.1	$(0.6)	Non-Operating Income (Expenses)—Net	$(1.3)	$(1.5)	Non-Operating Income (Expenses)—Net	$0.0	$0.0

Gain or (Loss) Recognized in Income on Derivative						
Location	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Hedged Item	Location	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Non-Operating Income (Expenses)—Net	$5.8	$(1.5)	Fixed-rate debt	Non-Operating Income (Expenses)—Net	$(5.8)	$1.4

Our forward exchange contracts and foreign exchange options are not designated as hedging instruments under authoritative guidance.

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income On Derivative	
		For the Year Ended December 31,	
		2011	2010
Forward exchange contracts	Non-Operating Income (Expenses)—Net	$(1.2)	$1.7

Fair Value of Financial Instruments

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term and long-term borrowings. We use short-term foreign exchange forward contracts to hedge short-term foreign currency-denominated loans, net investments in foreign subsidiaries and certain third-party and intercompany transactions and, from time-to-time, we have used foreign exchange option contracts to reduce the volatility that fluctuating foreign exchange rates may have on our international earnings streams. Fair value for derivative financial instruments is determined utilizing a market approach.

We have an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.

In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data, such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that appear stale, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing provider has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and our own creditworthiness and constraints on liquidity. For non-active markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate will be used.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table presents information about our assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value. Level inputs, as defined by authoritative guidance, are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(Tabular dollar amounts in millions, except per share data)

The following table summarizes fair value measurements by level at December 31, 2011 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2011
Assets:				
Cash Equivalents(1)	$21.6	$0.0	$0.0	$21.6
Other Current Assets:				
Foreign Exchange Forwards(2)	$ 0.0	$0.7	$0.0	$ 0.7
Foreign Exchange Option Contracts(2)	$ 0.0	$0.0	$0.0	$ 0.0
Swap Arrangement(3)	$ 0.0	$4.3	$0.0	$ 4.3
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ 0.0	$0.7	$0.0	$ 0.7
Swap Arrangement(3)	$ 0.0	$0.0	$0.0	$ 0.0

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements including $0.7 million related to cash flow hedges and $4.3 million related to fair value hedges. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

The following table summarizes fair value measurements by level at December 31, 2010 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2010
Assets:				
Cash Equivalents(1)	$32.3	$0.0	$0.0	$32.3
Other Current Assets:				
Foreign Exchange Forwards(2)	$ 0.0	$0.4	$0.0	$ 0.4
Foreign Exchange Option Contracts(2)	$ 0.0	$0.1	$0.0	$ 0.1
Liabilities:				
Other Accrued and Current Liabilities:				
Foreign Exchange Forwards(2)	$ 0.0	$0.9	$0.0	$ 0.9
Swap Arrangement(3)	$ 0.0	$2.9	$0.0	$ 2.9

(1) Cash equivalents represent fair value as it consists of highly liquid investments with an original maturity of three months or less at the time of maturity.

(Tabular dollar amounts in millions, except per share data)

(2) Primarily represents foreign currency forward contracts. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

(3) Primarily represents our interest rate swap agreements including $1.4 million related to cash flow hedges and $1.5 million related to fair value hedges. Fair value is determined utilizing a market approach and considers a factor for nonperformance in the valuation.

At December 31, 2011 and 2010, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions, are as follows:

	December 31,			
	2011		2010	
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Long-term Debt	$699.2	$723.3	$699.0	$730.3
Credit Facilities	$259.4	$259.8	$272.0	$267.8

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we are required to record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges.

During the fourth quarter of 2011, we recorded an impairment charge of $3.3 million related to the intangible assets acquired from the AllBusiness.com, Inc. ("AllBusiness.com") acquisition as a result of a decline in performance. We determined that the new cost basis of these intangible assets is zero based on Level III inputs. The impairment charge is included in "Selling and Administrative Expenses" in our North American segment.

During the third quarter of 2011, we recorded an impairment of approximately $8 million related to a 2008 investment in a research and development data firm as a result of its financial condition and our focus on our strategic technology investment program (MaxCV). We determined the basis to be zero. The impairment charge is included in Other Income (Expense)—Net in our Europe and other International Markets segment.

During the third quarter of 2010, we recorded a $13.6 million impairment charge related to software and intangible assets that related to the 2007 Purisma acquisition, resulting from our decision to restructure this business. After analyzing various options, we decided to focus mostly on providing maintenance and customer support to our existing customer base. We determined that the new cost basis of these assets is zero based on internally developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in "Operating Expenses" in our North America segment.

During the second quarter of 2010, we recorded an impairment charge of $6.8 million of intangible assets related to database, technology, tradename and customer relationships that related to the 2009 Quality Education Data acquisition, resulting from an examination of such assets initiated in connection with a settlement with the Federal Trade Commission. We determined that the new cost basis of these intangible assets based on internally

(Tabular dollar amounts in millions, except per share data)

developed cash flow projections (Level III inputs) to measure fair value, as market data of these assets are not readily available. The impairment charge is included in "Selling and Administrative Expenses" in our North America segment.

Note 8. Capital Stock

The total number of shares of all classes of stock that we have authority to issue under our Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $0.01 per share, represent Common Stock (the "Common Stock"); 10,000,000 shares, par value $0.01 per share, represent Preferred Stock (the "Preferred Stock"); and 10,000,000 shares, par value $0.01 per share, represent Series Common Stock (the "Series Common Stock"). The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by our Board of Directors. Our Board of Directors has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $0.01 per share, and 1,400,000 shares of the Preferred Stock as Series B Preferred Stock, par value $0.01 per share.

Preferred Stock Issuance

On February 24, 2009, we authorized 1,400,000 shares of 4.0% Series B Preferred Stock ("Series B Preferred Stock") and issued 1,345,757 of such shares to a wholly-owned subsidiary in an intercompany transaction in exchange for $1.2 billion of outstanding intercompany debt. This transaction was eliminated in the consolidation. This transaction was undertaken in connection with worldwide legal entity simplification. The Series B Preferred Stock was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The terms of the Series B Preferred Stock were set forth in a Certificate of Designation amending our Certificate of Incorporation effective as of February 24, 2009.

Note 9. Earnings Per Share

In accordance with the authoritative guidance in ASC 260-10, we are required to assess if any of our share-based payment transactions are deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common shareholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we have determined that only our restricted stock awards are deemed participating securities. The weighted average restricted shares outstanding was 66,495 shares, 196,175 shares and 361,900 shares for the twelve months ended December 31, 2011, 2010 and 2009, respectively.

	For the Years Ended December 31,		
	2011	**2010**	**2009**
Net Income Attributable to D&B	$260.3	$252.1	$319.4
Less: Allocation to Participating Securities	(0.3)	(1.0)	(2.2)
Net Income Attributable to D&B Common Shareholders—Basic and Diluted	$260.0	$251.1	$317.2
Weighted Average Number of Shares Outstanding—Basic	48.9	49.9	52.3
Dilutive Effect of Our Stock Incentive Plans	0.4	0.5	0.6
Weighted Average Number of Shares Outstanding—Diluted	49.3	50.4	52.9
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 5.31	$ 5.03	$ 6.06
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders	$ 5.28	$ 4.98	$ 5.99

Stock-based awards to acquire 1,434,780 shares, 1,394,325 shares and 1,115,850 shares of common stock were outstanding at December 31, 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because the assumed proceeds, as calculated under the treasury stock method, resulted in these awards being anti-dilutive. Our options generally expire 10 years from the grant date.

The following table sets forth our share repurchases:

	For the Years Ended December 31,					
	2011		2010		2009	
Program	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount
			(Dollar amounts in millions)			
Share Repurchase Programs	1,815,888(a)(b)	$126.1	1,108,148(b)	$ 81.0	1,940,662(b)(c)	$150.0
Repurchases to Mitigate the Dilutive Effect of the Shares Issued Under Our Stock Incentive Plans and Employee Stock Purchase Plan ("ESPP")	797,813(d)	59.3	683,959(d)(e)	53.8	971,538(e)	75.6
Total Repurchases	2,613,701	$185.4	1,792,107	$134.8	2,912,200	$225.6

(a) In October 2011, our Board of Directors approved a $500 million share repurchase program which commenced in November 2011. During the year ended December 31, 2011, we repurchased 435,770 shares of common stock for $29.8 million under this program. Although there is not currently a specific time frame within which we plan to complete this share repurchase program, we intend to continue our policy of returning excess free cash to shareholders in the form of share buybacks and/or dividends.

(b) In February 2009, our Board of Directors approved a $200 million share repurchase program which commenced in December 2009. During the year ended December 31, 2011, we repurchased 1,380,118 shares of common stock for $96.3 million under this program. During the year ended December 31, 2010, we repurchased 1,108,148 shares of common stock for $81.0 million under this program. During the year ended December 31, 2009, we repurchased 278,417 shares of common stock for $22.7 million under this share repurchase program. This program was completed in November 2011.

(c) In December 2007, our Board of Directors approved a $400 million, two-year share repurchase program which commenced in February 2008. During the year ended December 31, 2009, we repurchased 1,662,245 shares of common stock for $127.3 million under this share repurchase program. This program was completed in December 2009.

(d) In May 2010, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2011, we repurchased 797,813 shares of common stock for $59.3 million under this repurchase program. During the year ended December 31, 2010, we repurchased 26,621 shares of common stock for $2.0 million under this repurchase program. This program commenced in October 2010 and expires in October 2014.

(e) In August 2006, our Board of Directors approved a four-year, five million share repurchase program to mitigate the dilutive effect of the shares issued under our stock incentive plans and ESPP. During the year ended December 31, 2010, we repurchased 657,338 shares of common stock for $51.8 million under this repurchase program. During the year ended December 31, 2009, we repurchased 971,538 shares of common stock for $75.6 million under this repurchase program. This program expired in August 2010 with 4,842,543 of the authorized 5,000,000 shares being repurchased over the life of the program.

(Tabular dollar amounts in millions, except per share data)

Note 10. Pension and Postretirement Benefits

Through June 30, 2007, we offered to substantially all of our U.S. based employees coverage under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). The U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement are based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and service. Amounts allocated under the U.S. Qualified Plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and funded in accordance with the Internal Revenue Code. During 2010, in conjunction with a determination letter review, we updated certain portions of the U.S. Qualified Plan cash balance pay credit scale, along with the minimum interest crediting rate, retroactive to January 1, 1997. This update ensured that the U.S. Qualified Plan complies with the accrual rules in the Internal Revenue Code. We received a favorable determination letter for the U.S. Qualified Plan in October 2010 in conjunction with these changes.

We also maintain supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans are unfunded, pay-as-you-go plans. The U.S. Qualified Plan and the U.S. Non-Qualified Plans account for approximately 73% and 15% of our pension obligation, respectively, at December 31, 2011. Effective June 30, 2007, we amended the U.S. Qualified Plan and one of the U.S. Non-Qualified Plans, known as the U.S. Pension Benefit Equalization Plan (the "PBEP"). Any pension benefit that had been accrued through such date under the two plans was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan and the PBEP. All non-vested participants under the U.S. Non-Qualified Plan and PBEP who were actively employed as of June 30, 2007, were immediately vested on July 1, 2007. Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

We also provide various health care benefits for retirees. U.S. based employees hired before January 1, 2004, who retire with 10 years of vesting service after age 45, are eligible to receive benefits. Postretirement benefit costs and obligations are determined actuarially. During the first quarter of 2010, we eliminated company-paid life insurance benefits for retirees and modified our sharing of the Retiree Drug Subsidy with retirees that we are projected to receive. Effective July 1, 2010, we elected to convert the current prescription drug program for retirees over 65 to a group-based company sponsored Medicare Part D program, or Employer Group Waiver Plan ("EGWP"). Under this change, beginning in 2013, we will use the Part D subsidies delivered through the EGWP each year to reduce net company retiree medical costs until net company costs are completely eliminated. At that time, the Part D subsidies will be shared with retirees going forward to reduce retiree contributions.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for other non-U.S. plans.

(Tabular dollar amounts in millions, except per share data)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in our consolidated balance sheets where the related assets and liabilities are recorded:

	Pension Plans		Postretirement Benefits	
	2011	2010	2011	2010
Change in Benefit Obligation:				
Benefit Obligation at January 1	$(1,709.3)	$(1,665.0)	$(29.2)	$(55.3)
Service Cost	(5.8)	(6.3)	(0.4)	(0.5)
Interest Cost	(85.0)	(91.3)	(0.9)	(2.0)
Benefits Paid	111.4	108.5	17.8	21.3
Direct Subsidies Received	0.0	0.0	(2.5)	(2.7)
Plan Amendment	0.0	(4.5)	0.0	21.0
Impact of Curtailment Gain	2.1	0.1	0.0	0.0
Impact of Divestiture	0.0	0.0	0.0	0.1
Plan Participant Contributions	(0.4)	(0.4)	(10.3)	(11.6)
Actuarial (Loss) Gain	2.6	10.2	0.8	1.4
Assumption Change	(157.9)	(71.1)	(0.4)	(0.9)
Effect of Changes in Foreign Currency Exchange Rates	4.8	10.5	0.0	0.0
Benefit Obligation at December 31	$(1,837.5)	$(1,709.3)	$(25.1)	$(29.2)
Change in Plan Assets:				
Fair Value of Plan Assets at January 1	$ 1,278.1	$ 1,214.2	$ 0.0	$ 0.0
Actual Return on Plan Assets	39.3	138.5	0.0	0.0
Employer Contributions	45.9	40.6	5.0	7.0
Direct Subsidies Received	0.0	0.0	2.5	2.7
Plan Participant Contributions	0.4	0.4	10.3	11.6
Benefits Paid	(111.4)	(108.5)	(17.8)	(21.3)
Effect of Changes in Foreign Currency Exchange Rates	(4.2)	(7.1)	0.0	0.0
Fair Value of Plan Assets at December 31	$ 1,248.1	$ 1,278.1	$ 0.0	$ (0.0)
Funded Status of Plan	$ (589.4)	$ (431.2)	$(25.1)	$(29.2)

	Pension Plans		Postretirement Benefits	
	At December 31,			
	2011	2010	2011	2010
Amounts Recorded in the Consolidated Balance Sheets:				
Prepaid Pension Costs	$ 1.6	$ 0.0	$ 0.0	$ 0.0
Pension and Postretirement Benefits	(574.4)	(403.5)	(19.4)	(23.0)
Accrued Payroll	(16.6)	(27.7)	(5.7)	(6.2)
Net Amount Recognized	$ (589.4)	$ (431.2)	$(25.1)	$(29.2)
Accumulated Benefit Obligation	$1,817.9	$1,692.0	N/A	N/A
Amount Recognized in Accumulated Other Comprehensive Income Consists of:				
Actuarial Loss (Gain)	$1,093.8	$ 902.7	$(22.7)	$(24.6)
Prior Service Cost (Credit)	6.3	6.6	(20.7)	(30.6)
Total Amount Recognized—Pretax	$1,100.1	$ 909.3	$(43.4)	$(55.2)

(Tabular dollar amounts in millions, except per share data)

Grantor Trusts are used to fund the U.S. Non-Qualified Plans. At December 31, 2011 and 2010, the balances in these trusts were $26.9 million and $35.6 million, respectively, and are included as components of "Other Non-Current Assets" in the consolidated balance sheets.

As of December 31, 2011 and 2010, our pension plans had an aggregate of $1,093.8 million and $902.7 million, respectively, of actuarial losses that have not yet been included in net periodic benefit cost. These losses represent the cumulative effect of demographic and investment experience, as well as assumption changes that have been made in measuring the plans' liabilities. The deferred asset gain or loss is not yet reflected in the market-related value of plan assets and is excluded in determining the loss amortization. At December 31, 2011 and 2010, our pension plans had $112.8 million and $138.7 million of deferred asset losses, respectively, which were excluded from determining the loss amortization. The remaining loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from 10 to 25 years for the U.S. plans and 6 to 33 years for the non-U.S. plans. For certain of our non-U.S. plans, almost all of the plan participants are inactive. In addition, during 2009, we changed the amortization period for our U.S. Qualified Plan from average future service years of active participants to average life expectancy of all plan participants according to our accounting policy. The change was a result of almost all plan participants being deemed inactive. The postretirement benefit plan had $22.7 million and $24.6 million of actuarial gains as of December 31, 2011 and 2010, respectively. The actuarial gains will be amortized into expense in the same manner as described above. The amortization period is approximately 10 years.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2011 and 2010, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation are as follows:

	2011	2010
Accumulated Benefit Obligation	$1,796.4	$1,667.1
Fair Value of Plan Assets	1,224.0	1,258.8
Unfunded Accumulated Benefit Obligation	$ 572.4	$ 408.3
Projected Benefit Obligation	$1,815.0	$1,683.2

The underfunded or unfunded accumulated benefit obligations at December 31, 2011 consisted of $545.6 million and $26.8 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively. The underfunded or unfunded accumulated benefit obligations at December 31, 2010 consisted of $376.8 million and $31.5 million related to our U.S. plans (including Qualified and non-Qualified Plans) and non-U.S. defined benefit plans, respectively.

(Tabular dollar amounts in millions, except per share data)

Net Periodic Pension Costs

The following table sets forth the components of net periodic cost associated with our pension plans and our postretirement benefit obligations:

	Pension Plans			Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Components of Net Periodic Cost:						
Service Cost	$ 5.8	$ 6.3	$ 7.0	$ 0.4	$ 0.5	$ 0.6
Interest Cost	85.0	91.3	90.7	0.9	2.0	4.3
Expected Return on Plan Assets	(110.4)	(113.4)	(115.2)	0.0	0.0	0.0
Amortization of Prior Service Cost (Credit)	0.3	0.1	1.0	(10.0)	(7.4)	(3.7)
Recognized Actuarial (Gain) Loss	26.4	21.5	22.5	(2.3)	(2.1)	(2.5)
Net Periodic (Income) Cost	$ 7.1	$ 5.8	$ 6.0	$(11.0)	$(7.0)	$(1.3)

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:

	Pension Plans		Postretirement Benefits	
	At December 31,			
	2011	2010	2011	2010
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income				
Amortization of Actuarial (Loss) Gain, Before Taxes Expense (Income) of $9.6 in 2011 and $17.7 in 2010	$ (26.4)	$(21.5)	$2.3	$ 2.1
Amortization of Prior Service (Cost) Credit, Before Taxes Expense (Income) of $(3.8) in 2011 and $6.6 in 2010	$ (0.3)	$ (0.1)	$9.9	$ 7.3
Actuarial (Loss) Gain Arising During the Year, Before Tax Expense (Income) of $(86.2) in 2011 and $(32.9) in 2010	$(217.5)	$(36.5)	$0.4	$ 0.5
Prior Service (Cost) Credit Arising During the Year, Before Taxes Expense (Income) of $0.0 in 2011 and $14.2 in 2010	$ 0.0	$ (4.4)	$0.0	$20.1

The following table sets forth estimated 2012 amortization from Accumulated Other Comprehensive Income:

	Pension Plans	Postretirement Benefits
Estimated 2012 amortization from Accumulated Other Comprehensive Income		
Actuarial Loss (Gain)	$35.5	$ (2.1)
Prior Service Cost	0.3	(9.9)
Total	$35.8	$(12.0)

In addition, we incurred a settlement charge of $6.4 million for the year ended December 31, 2011, of which $1.3 million related to our Canadian plan associated with our Financial Flexibility initiatives and $5.1 million related to a settlement payment for certain legacy D&B executives.

(Tabular dollar amounts in millions, except per share data)

We apply our long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized. At December 31, 2011 and 2010, the market-related value of assets of our pension plans was $1,360.9 million and $1,416.8 million, respectively, compared with the fair value of the plan assets of $1,248.1 million and $1,278.1 million, respectively.

The following table sets forth the assumptions we used to determine our pension plan and postretirement benefit plan obligations for December 31, 2011 and 2010:

	Pension Plans		Postretirement Benefits	
	2011	2010	2011	2010
Weighted Average Discount Rate	4.17%	5.18%	3.17%	3.47%
Weighted Average Rate of Compensation Increase	6.18%	6.21%	N/A	N/A
Cash Balance Account Interest Crediting Rate (1)	4.45%	4.45%	N/A	N/A
Cash Balance Account Conversion Rate (1)	2.07%/4.45%/5.24%	1.98%/5.23%/6.52%	N/A	N/A

(1) Only applicable to the U.S. Plans.

The following table sets forth the assumptions we used to determine net periodic benefit cost for the years ended December 31, 2011, 2010 and 2009:

	Pension Plans			Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Weighted Average Discount Rate	5.11%	5.70%	6.14%	3.47%	4.86%	6.23%
Weighted Average Expected Long-Term Return on Plan Assets	8.05%	8.12%	8.14%	N/A	N/A	N/A
Weighted Average Rate of Compensation Increase	6.27%	6.26%	6.09%	N/A	N/A	N/A
Cash Balance Account Interest Crediting Rate (1)	4.45%	4.50%	3.00%	N/A	N/A	N/A
Cash Balance Account Conversion Rate (1)	1.98%/5.23%/6.52%	2.35%/5.65%/6.45%	6.72%/7.11%/6.36%	N/A	N/A	N/A

(1) Only applicable to the U.S. Plans.

(Tabular dollar amounts in millions, except per share data)

The expected long-term rate of return assumption was 8.25% for each of the years ended December 31, 2011, 2010 and 2009 for the U.S. Qualified Plan, our principal pension plan. For the year ended December 31, 2012, we will apply a 7.75% expected long-term rate of return assumption to the U.S. Qualified Plan. This assumption is based on the plan's 2012 target asset allocation of 55% equity securities, 43% debt securities and 2% real estate. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

Obligations

We use the discount rate to measure the present value of pension plan obligations and postretirement health care obligations at year-end as well as to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks and Preferred Stocks

Common stocks and preferred stocks are classified as Level I assets as they are traded in active markets, such as the NYSE, NASDAQ and European exchanges, etc., with quoted market prices, i.e., observable inputs.

Commingled Equity Funds

Commingled equity funds are classified as Level II assets. The Net Asset Value ("NAV") of commingled equity funds is determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. The commingled equity funds are classified as Level II assets as they may be redeemed at NAV daily.

Commingled Fixed Income Funds

Commingled fixed income funds are classified as Level II assets. These investments are valued using the NAV provided by the administrator of the fund. The NAV of commingled fixed income funds is determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. The commingled fixed income funds are classified as Level II assets as they may be redeemed at NAV daily.

Corporate and Other Bonds

These assets are classified as Level II assets. These investments trade in markets that are not considered to be active and whose values are based on quoted market prices or dealer quotations. Corporate Bonds are typically traded over-the-counter, not via exchanges, i.e., prices are negotiated individually. Hence, identical assets can be quoted with different prices depending on the parties involved. Observable inputs would be the prices obtained from third party pricing sources retained by the custodian. Such prices are determined by Treasury yields and corporate spreads.

U.S. and Foreign Government Bonds and U.S. Agency Mortgage Backed Securities

U.S. Treasury Securities are a Level I asset due to availability of quoted prices in the active market on a daily basis. U.S. Treasury prices can be obtained via direct market quotes provided by market makers and U.S. Treasuries have much more pricing transparency, i.e., very little bid-ask spread versus the other instruments having a larger bid-ask spread.

Government and government agency obligations are generally valued based on bid quotations for identical or similar obligations. Foreign Government Bonds, Agency debts or Mortgage Backed Securities are traded over-the-counter, not via exchanges. Observable inputs would be the prices obtained from third party pricing sources retained by the custodian. These investments are classified as Level II assets.

Real Estate Investment Trusts

The real estate investment trust component of Plan assets is made up of publicly traded U.S. equities in the real estate industry. Since quoted prices are available in active markets and the Plan has the ability to access at the measurement date, these investments are classified as Level I assets.

Real Estate Funds

Real estate funds investing in real private properties are classified as Level III assets because liquidity is limited and there are few observable market participant transactions. Real estate funds are valued at NAV quarterly. The underlying investments are valued using third parties. The investment valuations are obtained through appraisals using the income approach based on unobservable cash flows to be received from expected rents. Investment holders can request redemption on a quarterly basis. The ability of the investment holder to redeem funds quarterly is subject to the availability of cash arising from net investment income, allocations and the sale of investments in the normal course of business. To the extent that redemption requests exceed the availability of cash, the real estate fund has uniform procedures to provide for cash payments, which may be deferred for such period as the real estate fund considers necessary in order to obtain the funds to be withdrawn.

Short-Term Investment Funds (STIF)

These investments are collective trusts whose assets typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are valued at the NAV. The short-term funds are classified as Level II assets as they may be redeemed at NAV daily.

(Tabular dollar amounts in millions, except per share data)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2011:

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Common and Preferred Stocks:				
U.S. Large Cap	$230.7	$ 0.0	$ 0.0	$ 230.7
U.S. Small Cap	87.7	0.0	0.0	87.7
International	94.5	0.0	0.0	94.5
Total Common and Preferred Stocks	412.9	0.0	0.0	412.9
Commingled Funds:				
Commingled Equity Funds	0.0	234.8	0.0	234.8
Commingled Fixed Income Funds	0.0	375.9	0.0	375.9
Total Commingled Funds	0.0	610.7	0.0	610.7
Bonds:				
Corporate Bonds	0.0	62.5	0.0	62.5
Other Bonds	0.0	8.2	0.0	8.2
Total Bonds	0.0	70.7	0.0	70.7
Government Bonds and Mortgage Backed Securities:				
U.S. Government Bonds and Notes	38.6	0.0	0.0	38.6
Foreign Government Bonds	0.0	1.1	0.0	1.1
U.S. Agency Mortgage Backed Securities	0.0	50.1	0.0	50.1
Total Government Bonds and Mortgage Backed Securities	38.6	51.2	0.0	89.8
State and Local Obligations	0.0	7.0	0.0	7.0
Real Estate Investment Trusts	4.4	0.0	0.0	4.4
Real Estate Funds	0.0	0.0	32.3	32.3
Short Term Investment Funds	0.0	20.3	0.0	20.3
Total Investments at Fair Value	$455.9	$759.9	$32.3	$1,248.1

(Tabular dollar amounts in millions, except per share data)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2010:

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Common and Preferred Stocks:				
U.S. Large Cap	$231.4	$ 0.0	$ 0.0	$ 231.4
U.S. Small Cap	90.3	0.0	0.0	90.3
International	111.0	0.0	0.0	111.0
Total Common and Preferred Stocks	432.7	0.0	0.0	432.7
Commingled Funds:				
Commingled Equity Funds	0.0	387.1	0.0	387.1
Commingled Fixed Income Funds	0.0	271.5	0.0	271.5
Total Commingled Funds	0.0	658.6	0.0	658.6
Bonds:				
Corporate Bonds	0.0	61.4	0.0	61.4
Other Bonds	0.0	7.4	0.0	7.4
Total Bonds	0.0	68.8	0.0	68.8
Government Bonds and Mortgage Backed Securities:				
U.S. Government Bonds and Notes	21.8	0.0	0.0	21.8
Foreign Government Bonds	0.0	0.6	0.0	0.6
U.S. Agency Mortgage Backed Securities	0.0	41.5	0.0	41.5
Total Government Bonds and Mortgage Backed Securities	21.8	42.1	0.0	63.9
State and Local Obligations	0.0	3.9	0.0	3.9
Real Estate Investment Trusts	5.4	0.0	0.0	5.4
Real Estate Funds	0.0	0.0	28.9	28.9
Short Term Investment Funds	0.0	15.9	0.0	15.9
Total Investments at Fair Value	$459.9	$789.3	$28.9	$1,278.1

Level III Gains and Losses

The table below sets forth the summary of changes in the fair value of all of our plans' Level III assets for the years ended December 31, 2011 and 2010:

	2011	2010
Beginning Balance at January 1	$28.9	$ 51.2
Actual return (loss) on plan assets:		
Related to assets still held at the reporting date	3.4	4.4
Related to assets sold during the period	0.0	0.3
Purchases, sales and settlements	0.0	(27.0)
Transfers in and/or out of Level III	0.0	0.0
Balance at December 31, 2011	$32.3	$ 28.9

Investment Strategy

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use Plan asset returns to help finance pension obligations, thus improving our Plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements. Although peer relative performance is examined, out-performance of such does not constitute an investment objective.

We define our primary risk concern to be the Plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the Plan's objectives. However, we monitor and ensure that the investment managers we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment manager level by requiring managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted. The Plan's active investment managers are prohibited from investing plan assets in equity or debt securities issued or guaranteed by us.

Our Plan assets are invested using a combination of both active and passive (indexed) investment strategies. Active strategies employ multiple investment management firms. The Plan's equity securities are diversified across U.S. and non-U.S. stocks in order to further reduce risk at the total Plan level. Our active investment managers employ a range of investment styles and approaches that are combined in a way that compensates for capitalization and style biases versus benchmark indices. As such, our investment managers are expected to adhere to the investment management style for which they were hired and are evaluated regularly for adherence to investment discipline.

The Plan's debt securities are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations. Generally, up to 10% of the actively managed debt securities may be invested in securities rated below investment grade. The plan's real estate investments are made through a commingled equity real estate fund of U.S. properties diversified by property type and geographic location.

We have formally identified the primary objective for each asset class within our Plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. International equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Fixed income instruments are held as a source of current income and to reduce overall Plan volatility. Additionally they are designed to provide a partial hedge relative to the interest rate sensitivity of the Plan's liabilities. Real estate investments are held as a hedge against unexpected inflation and are expected to provide a relatively high level of income. Real estate investments are also expected to provide diversification to the overall Fund. Cash is held only to meet liquidity requirements.

(Tabular dollar amounts in millions, except per share data)

Allocations

We employ a total return investment approach in which a mix of equity, debt and real estate investments is used to achieve a competitive long-term rate on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 53% equity securities (range of 50% to 70%), 44% debt securities (range of 27% to 47%) and 3% real estate (range of 0% to 3%). The Plan's actual allocation is controlled by periodic rebalancing back to target.

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset Allocations		Target Asset Allocations	
	For the Years Ended December 31,			
	2011	2010	2011	2010
Equity Securities	53%	65%	55%	64%
Debt Securities	44	33	43	31
Real Estate	3	2	2	5
Total	100%	100%	100%	100%

Contributions and Benefit Payments

We expect to contribute approximately $26 million to our U.S. Non-Qualified plans and non-U.S. pension plans and approximately $6 million to our postretirement benefit plan for the year ended December 31, 2012. We do not expect to make any contributions to the U.S. Qualified Plan in fiscal 2012 for the 2012 plan year. Final funding requirements for fiscal 2012 will be determined based on our January 2012 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2021. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

		Postretirement Benefits		
	Pension Plans	Gross Expected Benefit Payment	Gross Expected Subsidy	Net Expected Benefit Payment
2012	$108.0	$8.2	$2.5	$5.7
2013	$107.8	$3.5	$0.0	$3.5
2014	$109.6	$2.9	$0.0	$2.9
2015	$110.0	$2.3	$0.0	$2.3
2016	$109.9	$1.8	$0.0	$1.8
2017-2021	$574.1	$4.9	$0.0	$4.9

Health Care Benefits

The following table presents healthcare trend assumptions used to determine the year end benefit obligation:

	2011	2010
Medical (1)	7.0%	7.5%
Prescription Drug (1)	9.0%	9.5%

(1) The rates are assumed to decrease to 5.0% in 2020 and remain at that level thereafter.

(Tabular dollar amounts in millions, except per share data)

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	
	Increase	Decrease
Benefit Obligation at End of Year	$(0.5)	$0.7
Service Cost Plus Interest Cost	$ 0.0	$0.0

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In February 2009 an amendment was made to the 401(k) Plan to decrease the match formula from 100% to 50% of a team member's contributions and to decrease the maximum match from 7% to 3% of such team member's eligible compensation, subject to certain 401(k) Plan limitations. In April 2010, we amended our employer matching provision in the 401(k) Plan to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations.

We had expense associated with our 401(k) Plan of $15.7 million, $9.7 million and $6.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in expense in 2011 was due to a higher discretionary company contribution of $7.8 million resulting from company performance, compared to $4.5 million in 2010. In addition, we amended our employer matching provision in the 401(k) Plan, effective in April 2010, to increase the employer maximum match from 50% of three percent (3%) to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations. The increase in expense in 2010 from 2009 was due to an incremental discretionary company contribution of $4.5 million resulting from company performance as well as increased employer maximum match percentage resulting from a plan amendment as described above effective in April 2010.

Note 11. Employee Stock Plans

The total stock-based compensation expense recognized for the years ended December 31, 2011, 2010 and 2009 was $12.4 million, $18.3 million and $22.3 million, respectively. The expected tax benefit associated with our stock-based compensation programs was $4.3 million, $6.7 million and $8.3 million, for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Incentive Plans

The Dun & Bradstreet Corporation 2009 Stock Incentive Plan ("2009 SIP") and 2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan ("2000 DSIP") allow for the granting of stock-based awards, such as, but not limited to, stock options, restricted stock units and restricted stock, to certain employees and non-employee directors.

On May 5, 2009, our shareholders approved the 2009 SIP which authorized the issuance of up to 5,400,000 shares of our common stock plus any shares that were remaining and available for issuance under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan ("2000 SIP") that were not subject to outstanding awards as of May 5, 2009 or that become available for issuance upon forfeiture, cancellation or expiration of awards granted under the 2000 SIP without having been exercised or settled in shares. As of December 31, 2011, 1,067,184

(Tabular dollar amounts in millions, except per share data)

shares were remaining and available from the 2000 SIP. At December 31, 2011, 2010 and 2009, 5,153,694 shares, 5,346,912 shares, and 5,837,874 shares, of our common stock, respectively, were available for future grants under the 2009 SIP.

On May 2, 2007, our shareholders approved an amendment increasing the authorization under the 2000 DSIP from 300,000 shares of common stock to 700,000 shares of common stock. At December 31, 2011, 2010 and 2009, 230,993 shares, 264,151 shares, and 304,382 shares of our common stock, respectively, were available for future grants under the 2000 DSIP.

Our practice has been to settle all awards issued under the stock incentive plans and ESPP through the issuance of treasury shares. In addition, we have in place share repurchase programs to mitigate the dilutive effect of the shares issued under these plans.

Stock Option Programs

Stock options granted under the 2009 SIP and 2000 SIP generally vest in four equal installments beginning on the first anniversary of the grant. Stock options granted under the 2000 DSIP generally vest 100% on the first anniversary of the grant. All stock options generally expire 10 years from the date of the grant. The annual award of stock options to employees is generally granted in the first quarter of the year.

The total compensation expense associated with our stock option program was $4.1 million, $6.5 million and $9.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. The expected total tax benefit associated with our stock option programs was $1.5 million, $2.5 million and $3.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

	2011	2010	2009
Expected stock price volatility	21%	21%	21%
Expected dividend yield	1.8%	2.0%	1.7%
Expected term (in years)	6.00	6.00	6.00
Weighted average risk-free interest rate	2.55%	2.80%	2.81%
Weighted average fair value of options granted	$ 15.86	$ 14.00	$ 16.53

Expected stock price volatility assumption is derived from the historical volatility of our common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. We determine our expected term assumption using a midpoint scenario which combines our historical exercise data with hypothetical exercise data for our unexercised stock options. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the U.S. Treasury yield curve in effect at the time of grant.

(Tabular dollar amounts in millions, except per share data)

Changes in stock options for the years ended December 31, 2011, 2010 and 2009 are summarized as follows:

Stock Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	2,841,634	$56.57		
Granted	570,500	$79.77		
Exercised	(631,342)	$35.11		
Forfeited or expired	(199,190)	$85.42		
Outstanding at December 31, 2009	2,581,602	$64.72		
Granted	488,600	$70.70		
Exercised	(276,052)	$31.77		
Forfeited or expired	(267,950)	$80.38		
Outstanding at December 31, 2010	2,526,200	$67.81		
Granted	373,048	$79.64		
Exercised	(575,456)	$48.69		
Forfeited or expired	(297,785)	$80.52		
Outstanding at December 31, 2011	2,026,007	$73.56	6.0	$12.3
Exercisable and unvested expected to vest at December 31, 2011	1,984,107	$73.49	6.0	$12.2
Exercisable at December 31, 2011	1,238,434	$71.20	4.7	$11.0

Stock options outstanding at December 31, 2011 were originally granted during the years 2002 through 2011 and are exercisable over periods ending no later than 2021. At December 31, 2010 and 2009, stock options for 1,620,245 shares and 1,629,296 shares of our common stock, respectively, were exercisable.

The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009 were $15.7 million, $11.9 million and $27.1 million, respectively.

The following table summarizes information about stock options outstanding at December 31, 2011:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$34.17—$49.16	156,635	1.2	$35.16	156,635	$35.16
$53.30—$69.96	280,356	3.9	$59.87	241,733	$58.83
$70.54—$70.74	308,425	8.0	$70.54	81,175	$70.56
$71.28—$77.47	184,995	4.4	$71.84	177,745	$71.68
$79.15—$79.58	309,150	7.1	$79.58	151,950	$79.58
$80.45—$82.64	305,450	9.1	$80.51	4,250	$82.64
$88.04—$88.33	229,441	5.1	$88.11	229,441	$88.11
$88.37—$97.67	251,555	6.1	$88.55	195,505	$88.58
Total	2,026,007			1,238,434	

(Tabular dollar amounts in millions, except per share data)

Total unrecognized compensation cost related to nonvested stock options at December 31, 2011 was $4.9 million. This cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of stock options vested during the years ended December 31, 2011, 2010 and 2009 were $5.9 million, $7.0 million and $8.4 million, respectively.

Cash received from the exercise of D&B stock options for the year ended December 31, 2011 was $25.3 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $9.4 million for the year ended December 31, 2011.

Restricted Stock Unit and Restricted Stock Programs

Beginning in 2004, certain employees were provided an opportunity to receive an award of restricted stock units or restricted stock in the future. That award is contingent on performance against the same goals that drive payout under the annual cash incentive plan. The restricted stock units or restricted stock will be granted, if at all, after the one-year performance goals have been met and will then vest over a three-year period on a graded basis. Compensation expense associated with these grants is recognized on a graduated-vesting basis over four years, including the performance period. The annual award of restricted stock units and restricted stock to employees is generally granted in the first quarter of the year following the conclusion of the fiscal year for which the goals were measured and attained.

In addition, from time-to-time, in order to attract and retain executive talent, the company issues special grants of restricted stock units or restricted stock. These grants generally vest over a three-year period on a graded basis. On occasion, we have also issued grants which vest over a five-year period on a graded basis. Compensation expense associated with these grants is recognized on a straight-line basis over the life of the award.

Our non-employee directors receive grants of restricted stock units as part of their annual equity retainer. These grants vest on a cliff basis three years from the date of grant. Compensation expense associated with these awards is generally recognized in the year the award is granted.

For restricted stock unit and restricted stock awards, the fair value is estimated by using the average of the high and low prices of our common stock on the date of grant.

Total compensation expense associated with restricted stock units, restricted stock and restricted stock opportunity was $7.5 million, $11.0 million and $11.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. The expected total tax benefit associated with restricted stock units, restricted stock and restricted stock opportunity was $2.8 million, $4.2 million and $4.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(Tabular dollar amounts in millions, except per share data)

Changes in our nonvested restricted stock units and restricted stock for the years ended December 31, 2011, 2010 and 2009 are summarized as follows:

Restricted Stock/Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Nonvested shares at December 31, 2008	443,089	$84.74	1.4	$34.2
Granted	231,821	$74.18		
Vested	(184,508)	$80.84		
Forfeited	(69,789)	$82.40		
Nonvested shares at December 31, 2009	420,613	$80.71	1.5	$35.5
Granted	215,627	$70.25		
Vested	(193,291)	$83.05		
Forfeited	(76,613)	$79.23		
Nonvested shares at December 31, 2010	366,336	$73.63	1.8	$30.1
Granted	121,860	$78.88		
Vested	(113,807)	$75.92		
Forfeited	(56,606)	$75.67		
Nonvested shares at December 31, 2011	317,783	$73.18	1.4	$23.8

Total unrecognized compensation cost related to nonvested restricted stock units and restricted stock at December 31, 2011 was $9.8 million. This cost is expected to be recognized over a weighted average period of 2.3 years.

The total fair value of restricted stock units and restricted stock vesting during the years ended December 31, 2011, 2010 and 2009 was $8.9 million, $13.8 million and $12.6 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock units and restricted stock totaled $2.9 million, $4.9 million and $3.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Employee Stock Purchase Plan

Under The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan, we are authorized to sell up to 1,500,000 shares of our common stock to our eligible employees, of which 468,657 remain available for future purchases as of December 31, 2011.

Under the terms of the ESPP, our employees can purchase our common stock at a 15% discount from market value, subject to certain limitations as set forth in the ESPP. The purchase price of the stock on the date of purchase is 85% of the average of the high and low prices of our stock on the last trading day of the month. Under the ESPP, we sold 67,010, 70,897 and 74,115 shares to employees for the years ended December 31, 2011, 2010 and 2009, respectively. The total compensation expense related to our ESPP was $0.8 million, $0.8 million and $0.9 million for the years ended December 31, 2011, 2010 and 2009. Cash received from employees participating in the ESPP for the year ended December 31, 2011 was $4.3 million.

(Tabular dollar amounts in millions, except per share data)

Note 12. Lease Commitments and Contractual Obligations

Most of our operations are conducted from leased facilities, which are under operating leases that expire over the next ten years, with the majority expiring within five years. Our corporate office is located at 103 JFK Parkway, Short Hills, New Jersey 07078, in a 123,000-square-foot property that we lease. We renewed our lease on this property in 2011 for a term of eight years, with two five-year renewal options. This property also serves as the executive offices of our North American segment. We also lease certain computer and other equipment under operating leases that expire over the next three and five years, respectively. These computer and other equipment leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expenses under operating leases (cancelable and non-cancelable) were $30.9 million, $28.4 million, and $32.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Computer Sciences Corporation

In July 2002, we outsourced certain technology functions to Computer Sciences Corporation ("CSC") under a ten-year agreement, which we had the right to terminate for a fee at any time and under certain other conditions. Under the terms of the agreement, CSC's responsibilities included data center operations, technology help desk and network management functions in the U.S. and UK as well as certain application development and maintenance functions. This agreement was amended in March 2008, which, among other things, increased certain services level agreements that CSC was required to provide under the Technology Services Agreement and added additional security services to be performed by CSC. In August 2009, we entered into a wind down agreement with CSC and Acxiom Corporation ("Acxiom"), which terminated all of the data center operations functions provided by CSC, effective September 2009. In September 2009, we entered into a new agreement with CSC for print and fulfillment services and production support that remained with CSC. In June 2010, we terminated the print and fulfillment services provided by CSC. We incurred costs of approximately $3 million, $9 million and $51 million under this contract for the years ended December 31, 2011, 2010 and 2009, respectively.

ICT Group, Inc./Sykes Enterprises, Inc.

In December 2003, we signed a three-year agreement with ICT Group, Inc. ("ICT"), effective January 2004, to outsource certain data collection and maintenance activities, which agreement contains two renewal options for up to a one-year period. The agreement was amended effective September 2007 to be extended through 2011. In February 2010, ICT was acquired by Sykes Enterprises, Inc. ("Sykes") in which the terms of our agreement remained unchanged. Under the terms of the agreement, Sykes was responsible for performing certain data collection and maintenance activities previously performed by our own call centers in North America. The obligation under the contract was based upon transmitted call volumes, but would not be less than $3 million per contract year. In December 2011, this agreement expired. We incurred costs of approximately $6 million, $8 million and $8 million under this contract for the years ended December 31, 2011, 2010 and 2009, respectively.

International Business Machines

In October 2004, we signed a seven-year outsourcing agreement with International Business Machines ("IBM"). Under the terms of the agreement, we have transitioned certain portions of our data acquisition and delivery and customer service to IBM. By August 2010, our data acquisition, delivery and customer services performed by IBM for our European countries were terminated. Additionally, by October 2011 our customer contact center services for the United States were terminated as a result of our transition to Convergys Customer Management Group ("CCMG"). As of December 31, 2011, the services still to be provided by IBM are primarily limited delivery services for our North American customers. We incurred costs of approximately $10 million, $19 million and $26 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(Tabular dollar amounts in millions, except per share data)

Acxiom Corporation

In July 2006, we signed a four-year product and technology outsourcing agreement with Acxiom in order to significantly increase the speed, data processing capacity and matching capabilities we provide our global sales and marketing customers. In November 2008, we entered into an agreement that will expand our service capabilities, enhance customer experience and accelerate the migration of the remaining existing D&B fulfillment processes to Acxiom. In November 2008, we extended the term of the outsourcing agreement through 2011.

In December 2011, a three-year agreement was reached to further extend the product and technology outsourcing agreement until the end of 2014. Payments over the contract terms will aggregate to approximately $28 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In May 2009, and as part of our ongoing Financial Flexibility initiatives, we entered into another agreement with Acxiom to provide certain infrastructure management services that were formerly provided by CSC. These services include data center operations, technology help desk and network management functions. The agreement originally had an initial term ending in October 2014 and included the right to extend the agreement under the same terms for up to a maximum period of three years after the expiration of the original term. In 2010, we entered into two amendments with Acxiom extending the initial term of the agreement by a total of eight months until June 2015. We retain the right to extend the agreement for up to three years after the expiration of this amended term. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In December 2009, we signed a three-year data maintenance and support agreement with Acxiom. Payments over the contract term will aggregate approximately $5 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

In May 2011, we signed a five-year development and support agreement with Acxiom to provide data management services. This agreement is related to our Strategic Technology Investment or MaxCV and totals approximately $27 million over the term of the agreement. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

We incurred costs of approximately $88 million, $93 million and $43 million under all of these agreements for the years ended December 31, 2011, 2010 and 2009, respectively. Total payments to Acxiom over the remaining terms of the above contracts will aggregate to approximately $218 million.

Convergys Customer Management Group

In December 2010, we entered into a six-year business process outsourcing agreement effective January 1, 2011, with Convergys Customer Management Group ("CCMG") in order to enhance our customer contact center solution. CCMG has transitioned contact center services previously outsourced principally to IBM as well as certain other smaller providers.

The transition of services to CCMG was based on a phased migration of business volume to CCMG that commenced in the second quarter of 2011 and was substantially completed by the fourth quarter of 2011. Services are primarily provided from CCMG locations in Omaha, Nebraska, the Philippines and India, on the basis of our requirements.

(Tabular dollar amounts in millions, except per share data)

The primary scope of the agreement includes the following services for our North America business: (i) Inbound Customer Service, which principally involves the receipt of, response to and resolution of inquiries received from customers; (ii) Outbound Customer Service, which principally involves the collection, compilation and verification of information contained in our databases; and (iii) Data Update Service, which principally involves the bulk or discrete updates to the critical data elements about companies in our databases.

The agreement also specifies service level commitments required of Convergys for achievement of our customer satisfaction targets and a methodology for calculating credits to us if Convergys fails to meet certain service levels. In addition, Convergys's performance under the agreement will be measured in part by our overall satisfaction of the program as measured by a customer satisfaction survey of our key internal business partners.

In December 2011, we signed a five-year telephony agreement to support our small business customers' telesales team. Payments over the contract term will aggregate approximately $3 million. The agreement provides for typical adjustments due to changes in volume, inflation and incremental project work.

After the first three years of service by Convergys, we have the right to terminate for convenience any or all of the services provided under the agreements upon one hundred eighty days prior written notice, and without incurring a termination fee. We incurred costs of approximately $8 million for the year ended December 31, 2011. Total payments to Convergys over the remaining terms of the above contracts will aggregate to approximately $97 million.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2011:

Contractual Obligations	2012	2013	2014	2015	2016	Thereafter	Total
Operating Leases	$ 26.1	$24.2	$19.1	$17.0	$14.9	$35.6	$136.9
Obligations to Outsourcers	$104.4	$88.8	$82.6	$47.2	$22.7	$ 0.0	$345.7

The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. Our long-term contingent liabilities with respect to tax and legal matters are discussed in Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to senior notes and credit facilities are discussed in Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to spin-off obligations are discussed in Note 15 to our consolidated financial statements included in this Annual Report on Form 10-K. Our obligations with respect to unrecognized tax benefits are discussed in Note 5 to our consolidated financial statements included in this Annual Report on Form 10-K.

Note 13. Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business for which we believe that we have adequate reserves, and such reserves are not material to our consolidated financial statements. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded. Instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. Once we have disclosed a matter that we believe is or could be material to us, we continue to report on such matter until there is finality of outcome or until we

(Tabular dollar amounts in millions, except per share data)

determine that disclosure is no longer warranted. Further, we believe our estimate of the aggregate range of reasonably possible losses, in excess of established reserves, for our legal proceedings was not material at December 31, 2011.

Hoover's—Initial Public Offering Litigation

On November 15, 2001, a putative shareholder class action lawsuit was filed against Hoover's Inc. ("Hoover's"), certain of its then current and former officers and directors (the "Individual Defendants"), and one of the underwriters of Hoover's July 1999 initial public offering ("IPO"). The lawsuit was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Hoover's stock between July 20, 1999 and December 6, 2000. The operative complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Hoover's and the Individual Defendants. Plaintiffs allege that the underwriter allocated stock in Hoover's IPO to certain investors in exchange for commissions and agreements by those investors to make additional purchases of stock in the aftermarket at prices above the IPO price. Plaintiffs allege that the prospectus for Hoover's IPO was false and misleading because it did not disclose these arrangements.

The defense of the action is being coordinated with more than 300 other nearly identical actions filed against other companies. The parties in the approximately 300 coordinated cases, including ours, reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Hoover's. Hoover's would not be required to incur a liability as a result of this settlement. On October 6, 2009, the Court granted final approval to the settlement. Objectors to the settlement appealed its approval to the United States Court of Appeals for the Second Circuit. One appeal was dismissed and the second appeal was remanded to the district court to determine if the appellant is a class member with standing to appeal. The district court determined that the appellant lacked standing. The appellant appealed the district court's decision to the Second Circuit. This final appeal was dismissed with prejudice on January 10, 2012. Accordingly, the settlement is now final and we will no longer be reporting on this matter.

Nicholas Martin v. Dun & Bradstreet, Inc. and Convergys Customer Management Group, Inc., No. 12 CV 215 (USDC N.D. Ill.)

On January 11, 2012, Nicholas Martin filed suit against Dun & Bradstreet, Inc. and Convergys Customer Management Group, Inc. in the United States District Court for the Northern District of Illinois. The complaint alleges that Defendants violated the Telephone Consumer Protection Act ("TCPA") (47 U.S.C. §227) by placing a call to Plaintiff's cell phone using an automatic telephone dialing system. Plaintiff seeks to bring this action as a class action on behalf of all persons who received a call on their cell phone which was initiated by Defendant(s) using an automatic telephone dialing system during the period January 11, 2009 to the present. The complaint was just recently served and D&B has not yet answered the complaint. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. No amount in respect of any potential judgment in this matter has been accrued in our consolidated financial statements.

Other Matters

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities and financing transactions, D&B indemnifies other parties, including customers, lessors and parties to other transactions with D&B, with respect to certain matters. D&B has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. D&B has also entered into indemnity obligations with its officers and directors.

Additionally, in certain circumstances, D&B issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by D&B under these agreements have not had a material impact on our consolidated financial statements.

Note 14. Segment Information

The operating segments reported below are our segments for which separate financial information is available and upon which operating results are evaluated by management on a timely basis to assess performance and to allocate resources.

Effective January 1, 2011, we began reporting our business through three segments:

- North America (which consists of our operations in the U.S. and Canada);
- Asia Pacific (which primarily consists of our operations in Australia, Japan, China and India); and
- Europe and other International Markets (which primarily consists of our operations in the UK, the Netherlands, Belgium, Latin America and our Worldwide Network).

We have reported financial results in this new segment structure beginning with the results for the year ended December 31, 2011 and have conformed historical amounts to reflect the new segment structure.

Prior to January 1, 2011, we managed and reported our business globally through two segments:

- North America (which consisted of our operations in the U.S. and Canada); and
- International (which consisted of our operations in Europe, Asia Pacific and Latin America).

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

Our customer solution sets are D&B Risk Management Solutions™, D&B Sales & Marketing Solutions™ and D&B Internet Solutions™. Inter-segment sales are immaterial, and no single customer accounted for 10% or more of our total revenue. For management reporting purposes, we evaluate business segment performance before restructuring charges, intercompany transactions and our Strategic Technology Investment or MaxCV because these charges are not a component of our ongoing income or expenses and may have a disproportionate positive or negative impact on the results of our ongoing underlying business. Additionally, transition costs, which are period costs such as consulting fees, costs of temporary employees, relocation costs and stay bonuses incurred to implement our Financial Flexibility initiatives, are not allocated to our business segments.

	For the Years Ended December 31,		
	2011	2010	2009
Revenue:			
North America	$1,246.8	$1,229.5	$1,239.4
Asia Pacific	259.2	170.8	130.0
Europe and Other International Markets	252.5	243.4	225.4
Consolidated Core	1,758.5	1,643.7	1,594.8
Divested Business	0.0	32.9	92.2
Consolidated Total	$1,758.5	$1,676.6	$1,687.0
Operating Income (Loss):			
North America	$ 480.1	$ 452.2	$ 482.5
Asia Pacific	16.2	7.1	17.2
Europe and Other International Markets	55.9	64.5	63.9
Total Segments	552.2	523.8	563.6
Corporate and Other(1)	(127.4)	(114.7)	(99.1)
Consolidated Total	424.8	409.1	464.5
Non-Operating Income (Expense), Net	(56.7)	(21.2)	(32.0)
Income Before Provision for Income Taxes	$ 368.1	$ 387.9	$ 432.5
Depreciation and Amortization (2):			
North America	$ 42.9	$ 43.8	$ 42.1
Asia Pacific	18.8	10.2	6.1
Europe and Other International Markets	13.6	11.4	8.5
Total Segments	75.3	65.4	56.7
Corporate and Other	5.8	2.7	1.4
Consolidated Total	$ 81.1	$ 68.1	$ 58.1
Capital Expenditures (3):			
North America	$ 2.0	$ 2.9	$ 5.7
Asia Pacific	2.5	1.3	0.5
Europe and Other International Markets	0.8	0.5	1.6
Total Segments	5.3	4.7	7.8
Corporate and Other	0.9	4.8	1.4
Consolidated Total	$ 6.2	$ 9.5	$ 9.2
Additions to Computer Software and Other Intangibles (4):			
North America	$ 16.0	$ 35.4	$ 41.3
Asia Pacific	1.7	1.6	3.0
Europe and Other International Markets	6.2	11.6	9.7
Total Segments	23.9	48.6	54.0
Corporate and Other	23.3	7.8	2.1
Consolidated Total	$ 47.2	$ 56.4	$ 56.1

(Tabular dollar amounts in millions, except per share data)

	2011	2010	2009
Assets:			
North America	$ 790.6	$ 798.5	$ 815.0
Asia Pacific	461.2	462.8	180.3
Europe and Other International Markets	323.4	348.3	492.4
Total Segments	1,575.2	1,609.6	1,487.7
Corporate and Other (primarily taxes)	401.9	309.9	275.7
Consolidated Total	$1,977.1	$1,919.5	$1,763.4
Goodwill (5):			
North America	$ 266.0	$ 266.3	$ 266.1
Asia Pacific	219.2	218.3	50.4
Europe and Other International Markets	113.2	115.1	124.3
Consolidated Total	$ 598.4	$ 599.7	$ 440.8

(1) The following table itemizes "Corporate and Other":

	At December 31,		
	2011	2010	2009
Corporate Costs	$ (49.6)	$ (56.8)	$(59.5)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(5.8)	(6.6)	(16.5)
Restructuring Expense	(22.1)	(14.8)	(23.1)
Settlement of Legacy Pension Obligation	(5.1)	0.0	0.0
Strategic Technology Investment (MaxCV)	(44.8)	(36.5)	0.0
Total Corporate and Other	$(127.4)	$(114.7)	$(99.1)

(2) Includes depreciation and amortization of Property, Plant and Equipment, Computer Software and Other Intangibles.

Depreciation and amortization in the Asia Pacific segment increased $8.6 million for the year ended December 31, 2011 as compared to December 31, 2010. This increase was primarily driven by the acquisition of D&B Australia in the third quarter of 2010. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

Depreciation and amortization in Asia Pacific increased $4.1 million for the year ended December 31, 2010 as compared to December 31, 2009. This increase was primarily driven by the acquisition of D&B Australia in the third quarter of 2010. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

Depreciation and amortization in Europe and Other International Markets increased $2.9 million for the year ended December 31, 2010 as compared to December 31, 2009. This increase was primarily driven by the acquisition of ICC Holdings in the third quarter of 2009.

(3) Capital expenditures in Corporate and Other decreased $3.9 million for the year ended December 31, 2011 as compared to December 31, 2010. This decrease was primarily driven by reduced capital expenditures in relation to our Strategic Technology Investment (MaxCV).

Capital expenditures in North America decreased $2.8 million for the year ended December 31, 2010 as compared to December 31, 2009. This decrease was primarily driven by reduced capital expenditures in the United States.

(4) Additions to computer software and other intangibles in North America decreased $19.4 million for the year ended December 31, 2011 as compared to December 31, 2010. This decrease was driven by reduced expenditures on new product offerings in the United States. Additions to computer software and other intangibles in North America decreased $5.9 million for the year ended December 31, 2010 as compared to December 31, 2009. This decrease was driven by reduced expenditures on new product offerings in the United States.

Additions to computer software and other intangibles in Europe and Other International Markets decreased $5.4 million for the year ended December 31, 2011 as compared to December 31, 2010. This decrease was driven by reduced expenditures associated with a new product offering.

(Tabular dollar amounts in millions, except per share data)

Additions to computer software and other intangibles in Corporate and Other increased $15.5 million for the year ended December 31, 2011 as compared to December 31, 2010. This increase was primarily driven by our Strategic Technology Investment or MaxCV program. Additions to computer software and other intangibles in Corporate and Other increased $5.7 million for the year ended December 31, 2010 as compared to December 31, 2009. This increase was primarily driven by our Strategic Technology Investment or MaxCV program aimed at strengthening our leading position in commercial data and improving our current technology platform to meet the emerging needs of customers.

(5) Goodwill in Asia Pacific increased to $219.2 million at December 31, 2011 from $218.3 million at December 31, 2010. This is primarily attributable to the goodwill associated with the acquisition of MicroMarketing as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K offset by the reclassification of amounts related to the potential sale of our domestic portion of our Japanese operations and our Chinese market research joint ventures. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

Goodwill in Asia Pacific increased to $218.3 million at December 31, 2010 from $50.4 million at December 31, 2009. This is primarily attributable to the goodwill associated with the acquisition of D&B Australia as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K and the positive impact of foreign currency translation.

Goodwill in Europe and Other International Markets decreased to $115.1 million at December 31, 2010 from $124.3 million at December 31, 2009. This is primarily attributable to the negative impact of foreign currency.

Supplemental Geographic and Customer Solution Set Information:

	At December 31,		
	2011	2010	2009
Long - Lived Assets (6):			
North America	$484.2	$505.7	$494.5
Asia Pacific	327.7	344.5	100.4
Europe and Other International Markets	168.4	183.8	199.4
Consolidated Total	$980.3	$1,034.0	$794.3

(6) Long-lived assets in North America decreased to $484.2 million at December 31, 2011 from $505.7 million at December 31, 2010. This is primarily attributable to reduced capital expenditures, reduced additions to computer software and other intangibles, the impairment of certain other intangibles related to our AllBusiness.com acquisition and increased depreciation expense. Long-lived assets in North America increased to $505.7 million at December 31, 2010 from $494.5 million at December 31, 2009. This is primarily attributable to the increase in other receivables offset by a decrease in intangible assets resulting from the impairment of our Purisma product and QED acquisition.

Long-lived assets in Asia Pacific decreased to $327.7 million at December 31, 2011 from $344.5 million at December 31, 2010. This is primarily attributable to the reclassification of amounts related to the potential sale of our domestic portion of our Japanese operations and our Chinese market research joint ventures. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K. Long-lived assets in Asia Pacific increased to $344.5 million at December 31, 2010 from $100.4 million at December 31, 2009. This is primarily attributable to the D&B Australia acquisition as described in Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

Long-lived assets in Europe and Other International Markets decreased to $168.4 million at December 31, 2011 from $183.8 million at December 31, 2010. This is primarily attributable to reduced additions to computer software partially offset by additions to other intangibles as a result of new product offerings. Long-lived assets in Europe and Other International Markets decreased to $183.8 million at December 31, 2010 from $199.4 million at December 31, 2009. This is primarily attributable to increased depreciation expense and the negative impact of foreign currency translation.

(Tabular dollar amounts in millions, except per share data)

	For the Years Ended December 31,		
	2011	2010	2009
Customer Solution Set Revenue:			
North America:			
Risk Management Solutions	$ 730.8	$ 731.5	$ 739.3
Sales & Marketing Solutions	396.0	386.5	385.5
Internet Solutions	120.0	111.5	114.6
North America Core Revenue	1,246.8	1,229.5	1,239.4
Divested Business(7)	0.0	32.9	70.3
Total North America Revenue	1,246.8	1,262.4	1,309.7
Asia Pacific:			
Risk Management Solutions	174.3	101.3	74.5
Sales & Marketing Solutions	83.9	68.3	54.5
Internet Solutions	1.0	1.2	1.0
Asia Pacific Core Revenue	259.2	170.8	130.0
Divested Business(7)	0.0	0.0	0.0
Total Asia Pacific Revenue	259.2	170.8	130.0
Europe and Other International Markets:			
Risk Management Solutions	209.3	203.9	188.4
Sales & Marketing Solutions	40.9	37.3	34.6
Internet Solutions	2.3	2.2	2.4
Europe and Other International Markets Core Revenue	252.5	243.4	225.4
Divested Business(7)	0.0	0.0	21.9
Total Europe and Other International Markets Revenue	252.5	243.4	247.3
Consolidated Total:			
Risk Management Solutions	1,114.4	1,036.7	1,002.2
Sales & Marketing Solutions	520.8	492.1	474.6
Internet Solutions	123.3	114.9	118.0
Core Revenue	1,758.5	1,643.7	1,594.8
Divested Business(7)	0.0	32.9	92.2
Consolidated Total Revenue	$1,758.5	$1,676.6	$1,687.0

(7) On July 30, 2010, we sold substantially all of the assets and liabilities of our North American Self Awareness Solution business. This sale has been classified as a "Divested Business." This divested business contributed 2%, and 5%, of our North America total revenue for the years ended December 31, 2010, and 2009, respectively.

On May 29, 2009, we completed the sale of substantially all the assets and liabilities of the domestic portion of our Italian operations. This business has been classified as a "Divested Business." This divested business contributed 9% of our Europe and Other International Markets total revenue for the year ended December 31, 2009. The following table represents divested revenue by solutions set:

	For the Year Ended December 31,	
	2010	2009
Divested Business		
Risk Management Solutions	$32.0	$88.3
Sales & Marketing Solutions	0.0	3.2
Internet Solutions	0.9	0.7
Total Divested Revenue	$32.9	$92.2

(Tabular dollar amounts in millions, except per share data)

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	At December 31, 2011	At December 31, 2010
Restructuring Accruals	$ 10.5	$ 9.4
Professional Fees	33.6	32.6
Operating Expenses	35.1	35.9
Spin-Off Obligation(1)	20.5	23.0
Other Accrued Liabilities	53.9	64.8
	$153.6	$165.7

(1) In 2000, as part of a spin-off transaction under which Moody's Corporation ("Moody's") and D&B became independent of one another, Moody's and D&B entered into a Tax Allocation Agreement ("TAA"). Under the TAA, Moody's and D&B agreed that Moody's would be entitled to deduct the compensation expense associated with the exercise of Moody's stock options (including Moody's stock options exercised by D&B employees) and D&B would be entitled to deduct the compensation expense associated with the exercise of D&B stock options (including D&B stock options exercised by employees of Moody's). Put simply, the tax deduction would go to the company that granted the stock options, rather than to the employer of the individual exercising the stock options. In 2002 and 2003, the Internal Revenue Service ("IRS") issued rulings that clarified that, under the circumstances applicable to Moody's and D&B, the compensation expense deduction belongs to the employer of the option grantee and not to the issuer of the option (i.e., D&B would be entitled to deduct the compensation expense associated with D&B employees exercising Moody's options and Moody's would be entitled to deduct the compensation expense associated with Moody's employees exercising D&B options). We have filed tax returns for 2001 through 2010 and made estimated tax deposits for 2011 consistent with the IRS rulings. We may be required to reimburse Moody's for the loss of compensation expense deductions relating to tax years 2006 to 2010 of approximately $20.5 million in the aggregate for such years. In 2005 and 2006, we paid Moody's approximately $30.1 million in the aggregate, which represented the incremental tax benefits realized by D&B for tax years 2003-2005 from using the filing method consistent with the IRS' rulings. In February 2011, we paid Moody's an additional sum of approximately $2.5 million, for tax years 2003-2005. While not material, we may also be required to pay, in the future, amounts in addition to the approximately $20.5 million referenced above based upon interpretations by the parties of the TAA and the IRS rulings.

(Tabular dollar amounts in millions, except per share data)

Property, Plant and Equipment at cost—Net:

	At December 31,	
	2011	2010
Land	$ 6.0	$ 6.1
Buildings	32.0	32.3
Furniture and Equipment	67.0	72.6
	105.0	111.0
Less: Accumulated Depreciation	68.6	68.9
	36.4	42.1
Leasehold Improvements, less: Accumulated Amortization of $14.5 and $12.6	9.3	11.0
	$ 45.7	$ 53.1

Other Income (Expense)—Net:

	For the Years Ended December 31,		
	2011	2010	2009
Effect of Legacy Tax Matters (2)	$ (7.1)	$ (0.4)	$ 1.0
Gain on Disposal of North American Self Awareness Solutions Business (3)	0.0	23.1	0.0
One-Time Gain on Hedge of Purchase Price on the Australia Acquisition (4)	0.0	3.4	0.0
Gain on Disposal of Italian Domestic Business (5)	0.0	0.0	6.5
Settlement of Legacy Tax Matter Arbitration (6)	0.0	0.0	4.1
Loss on Investment (7)	(11.4)	0.0	0.0
Miscellaneous Other Income (Expense) - Net (8)	(2.7)	(3.4)	(0.9)
Other Income (Expense) - Net	$(21.2)	$22.7	$10.7

(2) During the year ended December 30, 2011, we recognized the reduction of a contractual receipt under the Tax Allocation Agreement between Moody's Corporation and D&B as it related to the expiration of the statute of limitations. See Provision for Income Taxes below. Effect of Legacy Tax Matters decreased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to an agreement to pay Moody's Corporation $2.5 million as it relates to the Tax Allocation Agreement, which we paid in February 2011.

(3) During the year ended December 31, 2010, we recognized a gain from the divestiture of our North American Self Awareness Solution business. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(4) During the year ended December 31, 2010, we recognized a gain resulting from a hedge on the purchase price of D&B Australia during the third quarter of 2010. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(5) During the year ended December 31, 2009, we recognized a gain as a result of the divestiture of the domestic portion of our Italian operations. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(6) During the year ended December 31, 2009, we recognized gains on the receipt of awards related to Legacy Tax Matters.

Notes to Consolidated Financial Statements—(Continued)

(Tabular dollar amounts in millions, except per share data)

(7) During the year ended December 31, 2011, we recognized an impairment primarily related to a 2008 investment in a research and development data firm as a result of its financial condition and our focus on our Strategic Technology Investment or MaxCV program (maximize customer value strategy).

(8) Miscellaneous Other Income (Expense)—Net, decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to costs in the prior year related to a premium payment of $3.7 million made for the redemption of the $300 million senior notes with a maturity date of March 25, 2011, partially offset by the negative impact of foreign exchange. Miscellaneous Other Income (Expense)—Net increased for the year ended December 31, 2010, compared to the year ended December 31, 2009, primarily due to the premium payment of $3.7 million made for the redemption of the $300 million senior notes. See Note 6 to our consolidated financial statements included in this Annual Report on Form 10-K.

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2010	$119.2	$440.8
Additions at cost	56.2	0.0
Amortization	(40.1)	0.0
Acquisitions (9)	0.8	152.5
Write-offs (10)	(7.8)	0.0
Other (11)	(0.4)	6.4
December 31, 2010	127.9	599.7
Additions at cost	48.0	0.0
Amortization	(46.0)	0.0
Acquisitions (12)	0.0	8.9
Write-offs	(0.1)	0.0
Reclass to Assets Held for Sale (13)	(1.2)	(8.2)
Other (14)	(1.0)	(2.0)
December 31, 2011	$127.6	$598.4

(9) Computer Software and Goodwill—Amounts due to the purchase of D&B Australia. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(10) Computer Software—Amount due to the write-off of computer software related to our Purisma product.

(11) Goodwill—Primarily due to the impact of foreign currency fluctuations.

(12) Goodwill—Amount primarily due to the purchase of MicroMarketing. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(13) Computer Software and Goodwill—Amounts related to the potential sale of our domestic portion of our Japanese operations and our Chinese market research joint ventures. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(14) Goodwill—Primarily due to the impact of foreign currency fluctuations.

(Tabular dollar amounts in millions, except per share data)

Other Intangibles (included in Non-Current Assets):

	Customer Relationships	Patents and Other	Total
January 1, 2010	$ 12.4	$ 78.8	$ 91.2
Acquisitions (15)	27.5	38.7	66.2
Additions (16)	0.0	5.6	5.6
Amortization	(2.2)	(13.3)	(15.5)
Write-offs (17)	0.0	(13.2)	(13.2)
Other (18)	3.1	2.4	5.5
December 31, 2010	40.8	99.0	139.8
Acquisitions (19)	4.7	2.9	7.6
Additions (20)	0.0	8.4	8.4
Amortization	(4.8)	(17.7)	(22.5)
Write-offs (21)	0.0	(3.3)	(3.3)
Reclass to Assets Held for Sale (22)	(10.6)	(0.4)	(11.0)
Other	0.7	(3.6)	(2.9)
December 31, 2011	$ 30.8	$ 85.3	$116.1

(15) Amount attributable to other intangibles acquired through the purchased of D&B Australia. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10K.

(16) Amount primarily attributable to certain other intangibles related to new product offering.

(17) Amount due to the write-off of certain other intangibles related to our Purisma product and QED acquisition.

(18) Amount due to the impact of foreign currency fluctuations.

(19) Amounts due to the acquisition of MicroMarketing.

(20) Amount attributable to certain other intangibles related to new product offering.

(21) Amount due to the write-off of certain other intangibles related to our AllBusiness.com acquisition.

(22) Amounts related to the potential sale of our domestic portion of our Japanese operations and our Chinese market research joint ventures. See Note 17 to our consolidated financial statements included in this Annual Report on Form 10-K.

(Tabular dollar amounts in millions, except per share data)

Allowance for Doubtful Accounts:

January 1, 2009	$ 17.4
Additions charged to costs and expenses	19.5
Acquisitions	0.5
Write-offs	(17.1)
Divestitures	(4.9)
Other	0.1
December 31, 2009	15.5
Additions charged to costs and expenses	21.8
Acquisitions	0.0
Write-offs	(20.5)
Divestitures	0.0
Other	0.7
December 31, 2010	17.5
Additions charged to costs and expenses	19.8
Acquisitions	0.0
Write-offs	(20.0)
Divestitures	0.0
Other	(0.2)
December 31, 2011	$ 17.1

Deferred Tax Asset Valuation Allowance:

January 1, 2009	$ 43.7
Additions charged (credited) to costs and expenses	(5.2)
Additions charged (credited) due to foreign currency fluctuations	5.9
Additions charged (credited) to other accounts	(3.2)
December 31, 2009	41.2
Additions charged (credited) to costs and expenses	(0.4)
Additions charged (credited) due to foreign currency fluctuations	(1.7)
Additions charged (credited) to other accounts	(0.3)
December 31, 2010	38.8
Additions charged (credited) to costs and expenses	0.8
Additions charged (credited) due to foreign currency fluctuations	(0.5)
Additions charged (credited) to other accounts	(1.0)
December 31, 2011	$ 38.1

(Tabular dollar amounts in millions, except per share data)

Note 16. Quarterly Financial Data (Unaudited)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2011					
Revenue:					
North America	$291.2	$288.3	$307.0	$360.3 (3)	$1,246.8
Asia Pacific	53.1	66.6	67.7	71.8	259.2
Europe and Other International Markets	59.3	61.9	64.7	66.6	252.5
Consolidated Revenue	$403.6	$416.8	$439.4	$498.7	$1,758.5
Operating Income (Loss):					
North America	$106.9	$105.0	$112.1	$156.1	$ 480.1
Asia Pacific	(1.9)	7.3	4.9	5.9	16.2
Europe and Other International Markets	11.1	10.0	15.5	19.3	55.9
Total Segments	116.1	122.3	132.5	181.3	552.2
Corporate and Other(1)	(26.8)	(32.6)	(31.8)	(36.2)	(127.4)
Consolidated Operating Income	$ 89.3	$ 89.7	$100.7	$145.1	$ 424.8
Net Income	48.3	58.7	58.8	94.4	260.2
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	1.6	(0.2)	(0.4)	(0.9)	0.1
Net Income Attributable to D&B	$ 49.9	$ 58.5	$ 58.4	$ 93.5	$ 260.3
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders (2)	$ 1.00	$ 1.19	$ 1.19	$ 1.94	$ 5.31
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders (2)	$ 1.00	$ 1.18	$ 1.19	$ 1.93	$ 5.28
Cash Dividends Paid Per Common Share	$ 0.36	$ 0.36	$ 0.36	$ 0.36	$ 1.44

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2010					
Revenue:					
North America	$304.9	$300.9	$305.6	$351.0	$1,262.4
Asia Pacific	32.8	36.6	37.9	63.5	170.8
Europe and Other International Markets	59.5	59.8	56.9	67.2	243.4
Consolidated Revenue	$397.2	$397.3	$400.4	$481.7	$1,676.6
Operating Income (Loss):					
North America	$105.3	$ 98.4	$ 93.5	$155.0	$ 452.2
Asia Pacific	0.1	3.4	0.0	3.6	7.1
Europe and Other International Markets	13.3	15.9	14.4	20.9	64.5
Total Segments	118.7	117.7	107.9	179.5	523.8
Corporate and Other(1)	(25.4)	(27.2)	(32.9)	(29.2)	(114.7)
Consolidated Operating Income	$ 93.3	$ 90.5	$ 75.0	$150.3	$ 409.1
Net Income	45.8	56.4	56.8	91.9	250.9
Less: Net (Income) Loss Attributable to the Noncontrolling Interest	1.2	(0.4)	(0.3)	0.7	1.2
Net Income Attributable to D&B	$ 47.0	$ 56.0	$ 56.5	$ 92.6	$ 252.1
Basic Earnings Per Share of Common Stock Attributable to D&B Common Shareholders (2)	$ 0.93	$ 1.12	$ 1.13	$ 1.86	$ 5.03
Diluted Earnings Per Share of Common Stock Attributable to D&B Common Shareholders (2)	$ 0.92	$ 1.10	$ 1.12	$ 1.85	$ 4.98
Cash Dividends Paid Per Common Share	$ 0.35	$ 0.35	$ 0.35	$ 0.35	$ 1.40

(1) The following table itemizes the components of the "Corporate and Other" category of Operating Income (Loss):

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2011					
Corporate Costs	$(11.8)	$(12.3)	$(12.4)	$(13.1)	$ (49.6)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(0.9)	(1.6)	(1.6)	(1.7)	(5.8)
Restructuring Expense	(4.2)	(8.5)	(5.3)	(4.1)	(22.1)
Settlement of Legacy Pension Obligation	0.0	0.0	0.0	(5.1)	(5.1)
Strategic Technology Investment (MaxCV)	(9.9)	(10.2)	(12.5)	(12.2)	(44.8)
Total Corporate and Other	$(26.8)	$(32.6)	$(31.8)	$(36.2)	$(127.4)

(Tabular dollar amounts in millions, except per share data)

	For the Three Months Ended				
	March 31,	June 30,	September 30,	December 31,	Full Year
2010					
Corporate Costs	$(14.0)	$(15.7)	$(16.1)	$(11.0)	$ (56.8)
Transition Costs (costs to implement our Financial Flexibility initiatives)	(2.0)	(2.3)	(1.1)	(1.2)	(6.6)
Restructuring Expense	(4.6)	(1.6)	(3.9)	(4.7)	(14.8)
Strategic Technology Investment or MaxCV	(4.8)	(7.6)	(11.8)	(12.3)	(36.5)
Total Corporate and Other	$(25.4)	$(27.2)	$(32.9)	$(29.2)	$(114.7)

(2) The number of weighted average shares outstanding changes as common shares are issued for employee benefit plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

(3) North America revenue slightly increased from the three months ended December 31, 2011 compared to the three months ended December 31, 2010 principally due to more upfront revenue recognition on the existing customer set as a result of allocation of revenue in an arrangement using the best estimated selling price.

Note 17. Divestitures, Discontinued Operations and Assets Held For Sale

Divestitures

North American Self Awareness Solution Business

On July 30, 2010, we sold substantially all of the assets and liabilities of our North American Self Awareness Solution business. The sale is part of a strategic relationship whereby the buyer will operate the acquired business under the name of Dun & Bradstreet Credibility Corp. and distribute certain D&B-branded products primarily to the micro customer segment. Under the terms of the agreement, we received $10 million in cash at closing and we are entitled to annual royalty payments from the buyer for data and brand licensing.

During the year ended December 31, 2010, we recorded a pre-tax gain of $23.1 million from the sale in Other Income (Expense)—Net in the consolidated statement of operations and comprehensive income.

Our North American Self Awareness Solution business provided credit on self products for small and micro businesses. This transaction provided us with the ability to better focus our resources on our core customer segments and maximize shareholder value.

Domestic Portion of Italian Operations

On May 29, 2009, we completed the sale of substantially all of the assets and liabilities of the domestic portion of our Italian operations to CRIF, S.p.A. ("CRIF") for $12.2 million (including a working capital adjustment of $1.2 million), which was a part of our previous International segment in 2009. We also entered into a ten-year commercial arrangement to provide CRIF with global data for its Italian customers. This arrangement had aggregate future cash payments of approximately $130 million. In addition, this transaction allowed us to improve the quality of the data we provide to our global customers seeking information on Italian customers.

We recorded a pre-tax gain of $6.5 million from the sale in Other Income (Expense)—Net in the consolidated statement of operations and comprehensive income for the year ended December 31, 2009. During the year ended December 31, 2010, we recorded an adjustment of $3.0 million to our divested net assets. As of December 31, 2010, we had received all cash payments.

(Tabular dollar amounts in millions, except per share data)

Divestiture of Domestic Portion of our Japanese Joint Venture

On February 1, 2012, we signed a definitive agreement to sell the domestic portion of our Japanese operations to Tokyo Shoko Research, LTD. ("TSR"), our local joint venture partner since December 2007. Prior to the transaction, we were the majority shareholder in this joint venture, with a 60% ownership interest.

We have reclassified the assets and liabilities relating to the domestic portion of our Japanese operations to Assets and Liabilities Held for Sale in our Consolidated Balance Sheet as of December 31, 2011. Assets Held for Sale of $16.9 million primarily consists of customer-related intangible assets and goodwill. Liabilities Held for Sale of $15.2 million primarily consists of deferred revenue and minority interest.

Simultaneous with closing this transaction, we will begin a ten-year commercial arrangement to provide TSR with global data for its Japanese customers and to become the exclusive distributor of TSR data to our World Wide Network partners.

Divestiture of Chinese Market Research Joint Ventures

During December 2011, we divested our market research business in China, consisting of two joint venture companies, by selling our equity interests in such companies to our partner for a total purchase price of $5 million. The business provides highly specialized and customized market information.

We have reclassified the assets and liabilities relating to the joint ventures to Assets and Liabilities Held for Sale in our Consolidated Balance Sheet as of December 31, 2011. Assets Held for Sale of $15.8 million primarily consists of accounts receivable, goodwill, customer intangible assets and cash. Liabilities Held for Sale of $13.9 million primarily consists of accrued liabilities and deferred revenue.

We consolidated approximately $16 million in revenue from the joint ventures for the year ended December 31, 2011.

Note 18. Subsequent Events

Dividend

On February 6, 2012, we declared a dividend of $0.38 per share for the first quarter of 2012. This cash dividend will be payable on March 14, 2012 to shareholders of record at the close of business on February 28, 2012.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") as of the end of the period covered by this report. This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within D&B have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individual acts, by collusion of two or more people, or by management override. The design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our Disclosure Controls are designed to provide reasonable assurance of achieving their objectives.

Conclusions Regarding Disclosure Controls

Based upon our Controls Evaluation, our CEO and CFO have concluded that as of the end of our fiscal year ended December 31, 2011, our Disclosure Controls are effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting and Management's Responsibility for Financial Statements are contained in this Annual Report on Form 10-K.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Retirement of Director

On February 23, 2012, Michael R. Quinlan announced that he is retiring from our Board of Directors effective in May 2012 immediately prior to our next Annual Meeting of Shareholders. Mr. Quinlan has been a member of the Board of Directors since April 1989. Mr. Quinlan is currently Chairman of the Compensation and Benefits Committee, a position he has held since August 2006, and he has been a member of the C&BC since September 2000. Mr. Quinlan has also been a member of the Board Affairs Committee since August 2006.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required to be furnished by this Item 10. "Directors, Executive Officers and Corporate Governance," is incorporated herein by reference from our Notice of Annual Meeting of Stockholders and Proxy Statement to be filed within 120 days after D&B's fiscal year end of December 31, 2011 (the "Proxy Statement").

Item 11. ***Executive Compensation***

The information required to be furnished by this Item 11. "Executive Compensation," is incorporated herein by reference from our Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required to be furnished by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is incorporated herein by reference from our Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2011:

Plan Category	(A) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans approved by security holders(1)	2,314,551(2)	$64.39	5,853,344(3)

(1) This table includes information for an equity compensation plan adopted in connection with our separation from Moody's Corporation. As of December 31, 2011, a total of 1,948 deferred performance shares were outstanding. No additional options or other rights may be granted under this plan, with the exception of incremental dividend shares, which may be accrued on the outstanding deferred performance shares.

(2) Includes options to purchase 2,026,007 shares of our common stock, restricted stock units with respect to 277,396 shares of our common stock, and 9,200 accrued dividend units and deferred performance shares of 1,948 shares of our common stock. This amount does not include 40,387 outstanding shares of restricted common stock.

(3) Includes shares available for future purchases under our ESPP. As of December 31, 2011, an aggregate of 468,657 shares of our common stock were available for purchase under the ESPP.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required to be furnished by this Item 13. "Certain Relationships and Related Transactions and Director Independence," is incorporated herein by reference from our Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required to be furnished by this Item 14. "Principal Accountant Fees and Services," is incorporated herein by reference from our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report.

(1) *Financial Statements.*

See Index to Financial Statements and Schedules in Part II, Item 8. on this Form 10-K.

(2) *Financial Statement Schedules.*

None.

(3) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 29, 2012.

The Dun & Bradstreet Corporation (Registrant)

By: /s/ SARA MATHEW

Sara Mathew
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities set forth next to their names, on February 29, 2012.

/s/ SARA MATHEW **Sara Mathew**	Chairman and Chief Executive Officer (principal executive officer)
/s/ RICHARD H. VELDRAN **Richard H. Veldran**	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ANTHONY PIETRONTONE JR . **Anthony Pietrontone Jr.**	Principal Accounting Officer and Corporate Controller
/s/ AUSTIN A. ADAMS **Austin A. Adams**	Director
/s/ JOHN W. ALDEN **John W. Alden**	Director
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director
/s/ JAMES N. FERNANDEZ **James N. Fernandez**	Director
/s/ DOUGLAS A. KEHRING **Douglas A. Kehring**	Director
/s/ SANDRA E. PETERSON **Sandra E. Peterson**	Director
/s/ MICHAEL R. QUINLAN **Michael R. Quinlan**	Director
/s/ NAOMI O. SELIGMAN **Naomi O. Seligman**	Director
/s/ MICHAEL J. WINKLER **Michael J. Winkler**	Director

INDEX TO EXHIBITS

3. Articles of Incorporation and By-laws

3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended effective May 3, 2011 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, file number 1-15967, filed May 6, 2011).

3.2 Certificate of Designation for the Series A Junior Participating Preferred Stock (incorporated by reference to Appendix A to the Amended and Restated Certificate of Incorporation, included as Exhibit 3.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed May 6, 2011).

3.3 The Dun & Bradstreet Corporation Certificate of Designation of Series B Preferred Stock (incorporated by reference to Appendix B to the Amended and Restated Certificate of Incorporation, included as Exhibit 3.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed May 6, 2011).

3.4 Fourth Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed May 6, 2011).

4. Instruments Defining the Rights of Security Holders, Including Indentures

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 10, file number 1-15967, filed September 11, 2000).

4.2 Underwriting Agreement, dated as of March 27, 2008 among The Dun & Bradstreet Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.3 Form of 6.00% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 1, 2008).

4.4 Underwriting Agreement, dated as of November 17, 2010 amongst The Dun & Bradstreet Corporation, Barclays Capital Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed November 23, 2010).

4.5 Form of 2.875% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed November 23, 2010).

4.6 Five-Year Credit Agreement, dated April 19, 2007, among The Dun & Bradstreet Corporation, the Borrowing Subsidiaries Party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of Tokyo-Mitsubishi Trust Company and Citicorp USA, Inc., as Syndication Agents, The Bank of New York and Suntrust Bank, as Documentation Agents and the Lenders Party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed April 19, 2007).

4.7 Five-Year Credit Agreement, dated October 25, 2011, among The Dun & Bradstreet Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UF, Ltd. and Barclays Capital, as Syndication Agents, HSBC Bank USA, N.A. and RBS Citizens, N.A., as Documentation Agents, and the Lenders thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 27, 2011).

10. **Material Contracts**

10.1 Distribution Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.2 Tax Allocation Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.3 Employee Benefits Agreement, dated as of September 30, 2000, between Moody's Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.4 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.5 Undertaking of the Registrant (f.k.a. The New D&B Corporation), dated September 30, 2000, to R.H. Donnelley Corporation (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed October 4, 2000).

10.6^ Business Process Services Agreement made and effective as of October 15, 2004 by and between the Company and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 14, 2005).

10.7 Technology Services Agreement between the Registrant and Computer Sciences Corporation, dated June 27, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 13, 2002).

10.8^ Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated July 27, 2006 (Amended and Restated as of June 2, 2008), together with Amendment Number One, thereto, dated November 30, 2008, and Amendment Number Two, thereto, dated May 6, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.9^ Statement of Work Number 9 under the Global Master Services Agreement by and between Dun & Bradstreet, Inc. and Acxiom Corporation, dated May 6, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Amended Quarterly Report on Form 10-Q/A, file number 1-15967, filed October 8, 2009).

10.10† Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed August 4, 2006).

10.11† The Dun & Bradstreet Executive Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.12† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.13† Forms of Change in Control Severance Agreements (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 10, 2010).

10.14† The Dun & Bradstreet Career Transition Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.15† Executive Retirement Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.16† First Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.17† Second Amendment to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective January 1, 2010 (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.18*† Third Amendment, effective April 4, 2011, Fourth Amendment, effective April 4, 2011 and Fifth Amendment, effective December 22, 2011, to the Executive Retirement Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009).

10.19† Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.20† First Amendment to the Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009), effective August 4, 2009 (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.21*† Second Amendment, executed April 4, 2011 and retroactively effective January 1, 1997, Third Amendment, effective April 4, 2011 and Fourth Amendment, effective December 22, 2011, to the Pension Benefit Equalization Plan of The Dun & Bradstreet Corporation (as amended and restated effective January 1, 2009).

10.22† Supplemental Executive Benefit Plan of The Dun & Bradstreet Corporation, as amended May 1, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 4, 2007).

10.23† 2000 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.24† The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.25*† First Amendment, effective April 4, 2011, to The Dun & Bradstreet Corporation Non-Employee Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2009.

10.26† The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.27† The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.28† Key Employees' Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.29*† First Amendment, effective April 4, 2011, to the Key Employees' Non-Qualified Deferred Compensation Plan, as amended and restated effective January 1, 2009.

10.30† The Dun & Bradstreet Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 28, 2003).

10.31† 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 14, 2000).

10.32† The Dun & Bradstreet Corporation Non-Funded Deferred Compensation Plan for Non-Employee Directors (as assumed by the Registrant) (incorporated by reference to Exhibit 10.18 to Moody's Corporation Quarterly Report on Form 10-Q, file number 1-14037, filed October 20, 1999).

10.33† The Dun & Bradstreet Corporation Covered Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed May 6, 2011).

10.34† The Dun & Bradstreet Corporation Cash Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 21, 2001).

10.35† Form of Detrimental Conduct Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 5, 2006).

10.36† Form of Detrimental Conduct Agreement, as amended effective March 25, 2010 (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 1, 2011).

10.37† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Registrants' Form 10-K, file number 1-15967, filed February 28, 2007).

10.38† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.39† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.40† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed number 1-15967, filed May 10, 2010).

10.41† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 1, 2011).

10.42*† Form of International Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.43† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.44† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.45† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.46† Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.47† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 10, 2010).

10.48† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 1, 2011).

10.49*† Form of Stock Option Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.50† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.51† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1- 15967, filed February 24, 2010).

10.52† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.59 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 1, 2011).

10.53*† Form of Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.54† Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated February 11, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.54 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2010).

10.55† Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, dated March 1, 2010, between the Registrant and Steven W. Alesio (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).

10.56† Form of International Restricted Stock Unit Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.57† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.58† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.59† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan, as amended February 18, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed February 24, 2010).

10.60† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.66 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed March 1, 2011).

10.61*† Form of International Restricted Stock Unit Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan.

10.62† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.63† Form of Restricted Stock Award Agreement, effective February 23, 2007, under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.64† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.65† Form of Restricted Stock Award Agreement under The Dun & Bradstreet Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed May 7, 2009).

10.66† Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.67† Form of Stock Option Award Agreement, effective January 29, 2008, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 25, 2008).

10.68*† Form of Stock Option Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009.

10.69† Form of Restricted Share Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed December 8, 2004).

10.70† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, file number 1-15967, filed March 2, 2005).

10.71† Form of Restricted Stock Unit Award Agreement, effective February 23, 2007, under the 2000 Non-employee Directors' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-15967, filed February 28, 2007).

10.72† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q, file number 1-15967, filed November 6, 2008).

10.73*† Form of Restricted Stock Unit Award Agreement under the 2000 Non-employee Directors' Stock Incentive Plan, as amended and restated effective January 1, 2009.

21. Subsidiaries of the Registrant

21.1* Subsidiaries of the Registrant as of December 31, 2011.

23. Consents of Experts and Counsel

23.1* Consent of Independent Registered Public Accounting Firm.

31. Rule 13a-14(a)/15(d)-14(a) Certifications

31.1* Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Section 1350 Certifications

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. Extensible Business Reporting Language

101** The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2011 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity (Deficit), and (v) the Notes to the Consolidated Financial Statements, tagged as block text.

---

* Filed herewith.

** Users of this interactive data file are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

† Represents a management contract or compensatory plan.

^ Portions of this Exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

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Board of Directors

Austin A. Adams [1,4]
Retired Executive Vice President and
Corporate Chief Information Officer
JPMorgan Chase (Bank Holding Company)

John W. Alden [2,3]
Retired Vice Chairman
United Parcel Service, Inc.
(Express Package Carrier Company)

Christopher J. Coughlin [1,3]
Retired Executive Vice President and
Chief Financial Officer
Current Advisor
Tyco International Ltd.
(Diversified Global Products and
Services Company)

James N. Fernandez [1,2]
Executive Vice President and
Chief Operating Officer
Tiffany & Co. (Retail Jewelry)

Douglas A. Kehring
Senior Vice President, Corporate
Development and Strategic Planning
Oracle Corporation
(Business Hardware and Software Systems)

Sara Mathew
Chairman and Chief Executive Officer
D&B

Sandra E. Peterson [2,3]
Chairman of the Board of Management
Bayer CropScience AG
(Crop Science Company)

Michael R. Quinlan [2,3]
Chairman Emeritus
McDonald's Corporation
(Global Food Service Retailer)

Naomi O. Seligman [1,4]
Senior Partner
Ostriker von Simson, Inc.
(Consultants on Information Technology)

Michael J. Winkler [3,4]
Retired Executive Vice President,
Customer Solutions Group and
Chief Marketing Officer
Hewlett-Packard Company
(Global Technology Solutions Company)

Board Committees
Audit [1]
Board Affairs [2]
Compensation & Benefits [3]
Innovation & Technology [4]

Global Leadership Team

Paul D. Ballew
Senior Vice President, Global Data Strategy,
Information and Analytics

David T. Clarke
Senior Vice President and
Chief Customer Officer, North America

Emanuele A. Conti
Chief Administrative Officer and
President, International

John Cucci
Executive Vice President, North America Sales

Asaf Farashuddin
Senior Vice President and
Chief Strategy Officer

Walter S. Hauck III
Senior Vice President, Technology and
Chief Information Officer

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary

Steven A. Karl
Senior Vice President, Customer Operations

Sara Mathew
Chairman and Chief Executive Officer

Joshua L. Peirez
President, Global Product,
Marketing and Innovation

Michael G. Sabin
Senior Vice President,
Global Sales and Marketing Solutions

Corrine M. Saunders
Senior Vice President, Europe,
Latin America and International Partnerships

Richard H. Veldran
Senior Vice President and
Chief Financial Officer

Byron C. Vielehr
President, North America

Corporate Office
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com

Transfer Agent, Registrar
Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, PA 15252
Telephone: 866.283.6792 (U.S. and Canada)
Telephone: 201.680.6578 (International)
Hearing Impaired: 800.231.5469
www.bnymellon.com/shareowner/isd

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Common Stock Information
The Company's common stock (symbol DNB) is listed on the New York Stock Exchange.

Form 10-K and CEO/CFO Certifications
Upon written request, we will provide, without charge, a copy of our Form 10-K for the fiscal year ended December 31, 2011. Requests should be directed to:

D&B
Investor Relations
103 JFK Parkway
Short Hills, NJ 07078-2708

Our Form 10-K is also available on our website at www.dnb.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting of Shareholders
Our Annual Meeting will be held Wednesday, May 9, 2012, at 8:00 am, Eastern Time at The Hilton Short Hills, 41 JFK Parkway, Short Hills, NJ 07078. Detailed information about the meeting is contained in our Notice of 2012 Annual Meeting of Shareholders and Proxy Statement.

Decide with Confidence

D&B
103 JFK Parkway
Short Hills, NJ 07078-2708
Telephone: 973.921.5500
www.dnb.com